Exhibit 99.1

Execution Version

CREDIT AGREEMENT

Dated as of June 30, 2017

among

DHX MEDIA LTD.,
as the Borrower,

and

ROYAL BANK OF CANADA,
as Administrative Agent, Swingline Lender and L/C Issuer,

and

The Other Lenders Party Hereto

RBC CAPITAL MARKETS*

and

JEFFERIES FINANCE LLC,
as Joint Lead Arrangers and Joint Bookrunners

*RBC Capital Markets is a brand name for the capital markets business of Royal Bank of Canada and its affiliates.

i

ii

iii

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SCHEDULES

1	Guarantors
1.01(a)	Pro Forma Consolidated Financial Statements
1.01(b)	Excluded Subsidiary Contractual Obligation
1.01(c)	Production Subsidiaries
1.01(d)	Unrestricted Subsidiaries
1.01(e)	Immaterial Subsidiaries
2.01	Commitments and Pro Rata Shares
5.06	Litigation
5.08	Intellectual Property Matters
5.09	Environmental Matters
5.12(a)	Subsidiaries and Other Equity Investments
5.12(b)	Real Property
5.12(c)	Chief Executive Office; State of Organization; TIN; Organizational ID
5.12(d)	Prior Names; Etc.
5.12(e)	Accounts
5.14	Production Financing
6.13(b)	Post-Closing Covenant

7.01	Existing Liens
7.02	Existing Investments
7.03	Existing Indebtedness
7.08	Transactions with Affiliates
7.09	Burdensome Agreements
10.02	Administrative Agent’s Office, Certain Addresses for Notices

EXHIBITS

Form of

A-1	Committed Loan Notice
A-2	Request for L/C Credit Extension
A-3	Swingline Loan Notice
B-1	Prepayment Notice
B-2	Drawing Notice
C-1	Term Note
C-2	Revolving Credit Note
D	Compliance Certificate
E	Assignment and Assumption
F	Guaranty
G-1	U.S. Security Agreement
G-2	Canadian Security Agreement
H	Solvency Certificate
I	Intercompany Subordination Agreement

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This CREDIT AGREEMENT (this “Agreement”) is entered into as of June 30, 2017, among DHX Media Ltd., a Canadian corporation (the “Borrower”), each lender from time to time party hereto (collectively, the “Lenders” and individually, each a “Lender”) and Royal Bank of Canada, as Swingline Lender, L/C Issuer and Administrative Agent.

PRELIMINARY STATEMENTS

WHEREAS, the Borrower has requested that, upon the satisfaction in full of the applicable conditions precedent set forth in Article IV below, the applicable Lenders (a) make term loans to the Borrower in an aggregate principal amount of $480,000,000 on the Closing Date and (b) make available to the Borrower a $30,000,000 revolving credit facility available to be borrowed in Dollars and in Designated Foreign Currencies for the making, from time to time, of revolving loans and the issuance, from time to time, of letters of credit, in each case on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, each Loan Party desires to secure all of the Obligations by granting to the Administrative Agent, for the benefit of the Secured Parties, a security interest in and Lien upon substantially all of the property of such Loan Party, subject to the limitations described herein and in the Collateral Documents; and

WHEREAS, the Lenders are willing to extend such credit to the Borrower and each L/C Issuer is willing to issue Letters of Credit, in each case on the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

Article I
Definitions and Accounting Terms

Section 1.01         Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“Acquisition” means the acquisition by the Borrower of all of the outstanding membership interests of the Targets, pursuant to and in accordance with the Acquisition Agreements.

“Acquisition Agreements” means, collectively, (a) that certain Membership Interest Purchase Agreement, dated as of May 9, 2017, by and among Icon NY Holdings LLC, IBG Borrower and Iconix Brand Group, Inc., on the one hand, and the Borrower and DHX SSP Holdings LLC, on the other hand (including the related disclosure schedules and exhibits thereto) and (b) that certain Membership Interest Purchase Agreement, dated as of May 9, 2017, by and among IBG Borrower LLC and Iconix Brand Group, Inc., on the one hand, and the Borrower and DHX SSP Holdings LLC, on the other hand (including the related disclosure schedules and exhibits thereto).

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“Acquisition Agreement Representations” means, (a) with respect to the Acquisition, such of the representations made by or with respect to the Targets in the Acquisition Agreements as are material to the interests of the Lenders, but only to the extent that the accuracy of such representations and warranties is a condition to the Borrower’s or any of its Affiliates’ obligation to consummate the Acquisition under the Acquisition Agreements or to the extent that the Borrower has the right to terminate its (or any of its Affiliates has the right to terminate its) obligations under the Acquisition Agreements (without giving effect to notice or lapse of time or both) or to elect not to consummate the Acquisition as a result of a breach of such representations and warranties in the Acquisition Agreements and (b) with respect to any proposed Limited Condition Acquisition, the representations and warranties made by the seller or sellers party to the definitive documentation relating to such Limited Condition Acquisition as are material to the interests of the Administrative Agent and the Lenders, but only to the extent that the Borrower or its Affiliates have the right to terminate their respective obligations under such documentation (or the right to not consummate such Limited Condition Acquisition or to elect not to consummate such Limited Condition Acquisition pursuant to such documentation) as a result of a failure of such representations and warranties to be true and correct.

“Additional Lender” means, at any time, any bank, financial institution or other institutional lender or investor that, in any case, is not an existing Lender and that agrees to provide any portion of any (a) Revolving Facility Increase in accordance with Section 2.14, (b) Term Facility Increase in accordance with Section 2.15 or (c) Incremental Term Commitment in accordance with Section 2.16.

“Administrative Agent” means Royal Bank, acting through such of its Affiliates or branches as it may designate, in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent permitted by the terms hereof.

“Administrative Agent’s Office” means the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 10.02, or such other address or account as the Administrative Agent may from time to time notify the Borrower and the Lenders.

“Administrative Questionnaire” means an administrative questionnaire provided to the Borrower by the Administrative Agent on or prior the Closing Date or any other form approved by the Administrative Agent.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. For purposes of this Agreement and the other Loan Documents, Jefferies LLC and its Affiliates shall be deemed to be Affiliates of Jefferies Finance LLC and its Affiliates.

“Agent-Related Persons” means each Agent, together with its Related Parties.

“Agents” means, collectively, the Administrative Agent, the Arrangers and the Supplemental Administrative Agents (if any).

“Aggregate Commitments” means the Commitments of all the Lenders.

“Agreement” means this Credit Agreement.

“All-In Yield” means as to any Indebtedness, the yield thereof, determined by (a) including interest rate margins, original issue discount (“OID”) (based on a four-year average life to maturity or, if less, the remaining life to maturity), upfront fees payable by the Borrower generally to all the lenders of such indebtedness, (b) including any Eurodollar Rate or Base Rate “floor” applicable to such Indebtedness (in the case of any Incremental Term Loan, solely to the extent such “floor” in respect of the Eurodollar Rate or Base Rate is greater than 1.00% or 2.00%, respectively) (but only to the extent an increase in the “floor” in respect of the Initial Term Loans to match such differential would cause an increase in the interest rate then in effect) and (c) excluding arrangement, commitment, structuring and underwriting fees and any amendment fees and other fees, in each case, not shared generally with other Lenders.

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“Annual Business Plan” means, for any fiscal year, (a) the annual budget of the Borrower and its Restricted Subsidiaries for such fiscal year (prepared on a quarterly basis) as presented to the board of directors of the Borrower, including (i) a consolidated and consolidating forecast for the Borrower and its Restricted Subsidiaries for such fiscal year, including projected consolidated and consolidating statements of income of the Borrower and its Restricted Subsidiaries, (ii) details with respect to all planned Productions for such fiscal year to the extent known on the date of delivery of the Annual Business Plan and (iii) details on Capital Expenditures proposed to be made for such fiscal year to the extent known.

“Anti-Terrorism Law” has the meaning specified in Section 5.20(a).

“Applicable Commitment Fee” means a percentage per annum equal to:

(a)          from the Closing Date until the first Business Day that immediately follows the date on which a Compliance Certificate is delivered pursuant to Section 6.02(a) in respect of the fiscal quarter ending September 30, 2017, 0.50% per annum; and

(b)          thereafter, for any day, the applicable percentage per annum set forth below, as determined by reference to the First Lien Net Leverage Ratio as set forth in the then most recently-delivered Compliance Certificate received by the Administrative Agent pursuant to Section 6.02(a) prior to such day:

Applicable Commitment Fee
Pricing Level	First Lien Net Leverage Ratio	Applicable Commitment Fee
I	< 3.50:1.00		%
II	>3.50:1.00		%

[* - Fee redacted as commercially sensitive information]

Any increase or decrease in the Applicable Commitment Fee resulting from a change in the First Lien Net Leverage Ratio shall become effective as of the first Business Day immediately following the date the applicable Compliance Certificate is delivered pursuant to Section 6.02(a); provided, however, that “Pricing Level II” shall apply without regard to the First Lien Net Leverage Ratio (i) at any time after the date on which any annual or quarterly financial statements were required to have been delivered pursuant to Section 6.01(a) or Section 6.01(b) but were not so delivered, commencing with the first Business Day immediately following such required date of delivery and continuing until the first Business Day immediately following the date on which such financial statement are delivered or (ii) at all times when an Event of Default under Section 8.01(a), (f) or (g) shall have occurred and be continuing. Notwithstanding anything to the contrary contained in this definition, the determination of the Applicable Commitment Fee for any period shall be subject to the provisions of Section 2.10(b).

“Applicable Rate” means:

(a)          in the case of the Term Loans, a percentage per annum equal to (a) in the case of Eurodollar Rate Loans or BA Discount Rate Loans, 3.75% per annum and (ii) in the case of Base Rate Loans or Canadian Prime Rate Loans, 2.75% per annum.

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(b)          in the case of the Revolving Credit Loans:

(i)          from the Closing Date until the first Business Day that immediately follows the date on which a Compliance Certificate is delivered pursuant to Section 6.02(a) in respect of the fiscal quarter ending September 30, 2017, a percentage per annum equal to (a) in the case of Eurodollar Rate Loans or BA Discount Rate Loans, 3.75% per annum and (ii) in the case of Base Rate Loans or Canadian Prime Rate Loans, 2.75% per annum; and

(ii)         thereafter, for any day, the applicable percentage per annum set forth below, as determined by reference to the First Lien Net Leverage Ratio as set forth in the then most recently-delivered Compliance Certificate received by the Administrative Agent pursuant to Section 6.02(a) prior to such day:

Applicable Rate for Revolving Loans
Pricing Level	First Lien Net Leverage Ratio	Eurodollar Rate Loans and BA Discount Rate Loans	Base Rate Loans and Canadian Prime Rate Loans
I	<3.50:1.00	3.50%	2.50%
II	>3.50:1.00	3.75%	2.75%

Any increase or decrease in the Applicable Rate for Revolving Credit Loans resulting from a change in the First Lien Net Leverage Ratio shall become effective as of the first Business Day immediately following the date the applicable Compliance Certificate is delivered pursuant to Section 6.02(a); provided, however, that “Pricing Level II” shall apply without regard to the First Lien Net Leverage Ratio (i) at any time after the date on which any annual or quarterly financial statements were required to have been delivered pursuant to Section 6.01(a) or Section 6.01(b) but were not so delivered, commencing with the first Business Day immediately following such required date of delivery and continuing until the first Business Day immediately following the date on which such financial statement are delivered or (ii) at all times when an Event of Default under Section 8.01(a), (f) or (g) shall have occurred and be continuing. Notwithstanding anything to the contrary contained in this definition, the determination of the Applicable Commitment Fee for any period shall be subject to the provisions of Section 2.10(b).

“Appropriate Lenders” means, at any time, (a) with respect to Loans of any Tranche, the Lenders of such Tranche, (b) with respect to the Letter of Credit Sublimit, (i) each L/C Issuer and (ii) if any Letters of Credit have been issued pursuant to Section 2.03(a), the Revolving Credit Lenders and (c) with respect to the Swingline Sublimit, (i) each Swingline Lender and (ii) if any Swingline Loans are then outstanding, the Revolving Credit Lenders.

“Approved Bank” has the meaning specified in clause (b) of the definition of Cash Equivalents.

“Approved Fund” means any Fund that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages a Lender.

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“Arrangers” means, collectively, RBC Capital Markets and Jefferies Finance LLC, in their respective capacities as joint lead arrangers in respect of the Facilities.

“Assignee Group” means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

“Assignment and Assumption” means an Assignment and Assumption substantially in the form of Exhibit E, or otherwise in form and substance reasonably acceptable to the Administrative Agent.

“Auto-Renewal Letter of Credit” has the meaning specified in Section 2.03(b)(iii).

“Available Amount” means, at any date, an amount not less than zero in the aggregate, determined on a cumulative basis equal to:

(a)          the amount of Excess Cash Flow (if positive) not required to be applied towards repayment of the Term Facility pursuant to Section 2.05(b)(i), determined for the Excess Cash Flow Period (taken as one accounting period) commencing with the fiscal year ending June 30, 2018 to the end of the fiscal year most recently ended in respect of which a Compliance Certificate has been delivered as required hereunder, plus

(b)          the sum of (i) the Net Cash Proceeds of any permitted equity issuance (but excluding, for the avoidance of doubt, any conversion of the Convertible Debentures into Equity Interests) and 100% of the aggregate amount of cash contributions to the common capital of the Borrower, in each case after the Closing Date plus (ii) the Net Cash Proceeds of issuances or incurrences of Indebtedness or Disqualified Equity Interests after the Closing Date of the Borrower or any Restricted Subsidiary owed or issued, as applicable, to a Person other than the Borrower or a Restricted Subsidiary which shall have been subsequently exchanged for or converted into Equity Interests (other than Disqualified Equity Interests and excluding, for the avoidance of doubt, any conversion of the Convertible Debentures into Equity Interests) of the Borrower at such time, plus

(c)          in the event that all or a portion of the Available Amount has been applied to make an Investment pursuant to Section 7.02(n) in connection with the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, the acquisition of Equity Interests of, or contribution to the capital of, an Unrestricted Subsidiary or the making or acquisition of any other Investment, an amount equal to the aggregate amount received (but not to exceed, in any event, the original amount of such Investment) by the Borrower or any Restricted Subsidiary in cash and Cash Equivalents from: (i) the sale (other than to Holdings, the Borrower or any Restricted Subsidiary) of any such Equity Interests of any such Unrestricted Subsidiary or any such Investment, (ii) any dividend or other distribution by any such Unrestricted Subsidiary or received in respect of any such Investment or (iii) interest, returns of principal, repayments and similar payments by any such Unrestricted Subsidiary or received in respect of any such Investment, plus

(d)          in the event that all or a portion of the Available Amount has been applied to make an Investment pursuant to Section 7.02(n) in connection with the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and such Unrestricted Subsidiary is thereafter redesignated as a Restricted Subsidiary or is merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Borrower or any Restricted Subsidiary, an amount equal to the lesser of (i) the Fair Market Value of the Investments of the Borrower and the Restricted Subsidiaries in such Unrestricted Subsidiary at the time made and (ii) the Fair Market Value of the Investments of the Borrower and the Restricted Subsidiaries in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), plus

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(e)          any Declined Amounts,

as such amount may be reduced from time to time to the extent that all or a portion of the Available Amount is applied to make Investments, Restricted Payments or prepayments of Junior Financing to the extent permitted hereunder.

“BA Discount Rate” means (a) with respect to any Revolving Lender which is a bank whose name appears on Schedule I to the Bank Act (Canada), the CDOR rate on such day at or about 10:00 A.M. (eastern time) on that Business Day (or if the CDOR rate is not quoted on Reuters Screen CDOR Page, the rate quoted by the Administrative Agent for such term) and (b) with respect to any other Revolving Lender, the CDOR rate on such day at or about 10:00 A.M. (eastern time) on that Business Day (or if the CDOR rate is not quoted on Reuters Screen CDOR Page, the rate quoted by the Administrative Agent for such term) plus 10 basis points per annum; provided that, the BA Discount Rate shall not, in any event, be less than 0.00%.

“BA Equivalent Lender” has the meaning assigned to such term in Section 2.21(a)(i).

“BA Equivalent Note” has the meaning assigned to such term in Section 2.21(c)(iii).

“BA Instruments” means, collectively, Bankers’ Acceptances, Drafts and BA Equivalent Notes, and, in the singular, any one of them.

“BA Period” means with respect to any Bankers’ Acceptance Loan, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter, as the Borrower may elect; provided that (a) if any BA Period would end on a day other than a Business Day, such BA Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such BA Period shall end on the next preceding Business Day and (b) any BA Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such BA Period) shall end on the last Business Day of the last calendar month of such BA Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bankers’ Acceptances” has the meaning assigned to such term in Section 2.21(a)(i).

“Bankers’ Acceptance Loans” means (a) the creation of Bankers’ Acceptances by a Revolving Lender that is not a BA Equivalent Lender and (b) the creation and purchase of completed Drafts by a BA Equivalent Lender, in each case, as a component of the Revolving Loans denominated in Canadian Dollars and as contemplated by Section 2.21.

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“Base Rate” means, for any day, a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate for such day plus 1/2 of 1%, (b) the rate of interest in effect for such day as established from time to time by the Administrative Agent as its “prime rate” at its principal U.S. office and (c) the Eurodollar Rate on such day (or if such day is not a Business Day, the immediately preceding Business Day) for an Interest Period of one month plus 1%. The “prime rate” is a rate set by the Administrative Agent based upon various factors including the Administrative Agent’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such prime rate established by the Administrative Agent shall take effect at the opening of business on the day such change is effective.

“Base Rate Loan” means a Loan that bears interest based on the Base Rate.

“Borrower” has the meaning specified in the introductory paragraph to this Agreement. In the event the Borrower consummates any merger, amalgamation or consolidation in accordance with Section 7.04, the surviving Person in such merger, amalgamation or consolidation shall be deemed to be the “Borrower” for all purposes of this Agreement and the other Loan Documents.

“Borrower Materials” has the meaning specified in Section 6.02.

“Borrowing” means a Revolving Credit Borrowing, Swingline Borrowing or a Term Borrowing, as the context may require.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized or required to close under the Laws of, or are in fact closed in, the state of New York, Toronto, Ontario or Halifax, Nova Scotia; provided that if such day relates to any Eurodollar Rate Loan, the term “Business Day” shall also exclude any day that is not a London Banking Day; provided, further, that when used in connection with a BA Discount Rate Loan and Canadian Prime Rate Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in Canadian Dollar deposits in Toronto, Ontario or Montreal, Quebec.

“Calculation Date” means, on any date a Designated Foreign Currency Loan or Letter of Credit denominated in a currency other than Dollars is outstanding (or would be outstanding after giving effect to the delivery of any Committed Loan Notice made on such date), (a) the date of delivery of each Committed Loan Notice or issuance request with respect to a Letter of Credit, (b) the date of conversion or continuation of any Borrowing of a Loan or issuance, amendment, modification, renewal or extension of a Letter of Credit, (c) each date a calculation of fees due under this Agreement is required to be made, (d) the last Business Day of each calendar quarter and (e) on any date on which the Applicable Percentage is determined, an allocation of prepayments is determined or a reallocation of Loans is made pursuant to Section 2.19 or otherwise as the Administrative Agent may require to effect the provisions of this Agreement.

“Canadian Dollars” or “CAD$” means lawful money of Canada.

“Canadian Prime Rate” means, at any time, the greater of (i) the rate of interest per annum (expressed on the basis of a 365 or 366 day year) at such time quoted, published and commonly known as the “prime rate” of the Administrative Agent which the Administrative Agent establishes at its main office in Toronto, Ontario as the reference rate of interest for loans in Canadian Dollars to its Canadian borrowers, adjusted automatically with each quoted or published change in such rate, all without the necessity of any notice to the Borrower or any other Person, and (ii) the one-month CDOR Rate in effect at such time plus 100 basis points per annum (expressed on the basis of a 365 or 366 day year).

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“Canadian Prime Rate Loan” means a Loan that bears interest based on Canadian Prime Rate.

“Capital Expenditures” means, as of any date for the applicable period then ended, all cash capital expenditures of the Borrower and its Restricted Subsidiaries on a consolidated basis for such period, as determined in accordance with IFRS (including acquisitions of Intellectual Property to the extent the cost thereof is treated as a capitalized expense in accordance with IFRS made in cash during such period); provided, however, that Capital Expenditures shall not include any such expenditures which constitute (a) to the extent permitted by this Agreement, (i) a reinvestment of the Net Cash Proceeds of any Disposition or Casualty Event in accordance with Section 2.05(b)(ii) or (ii) the purchase of property, plant or equipment or software to the extent financed with the proceeds of Dispositions or Casualty Events that are not required pursuant to Section 2.05(b)(ii) to be applied to prepay Loans or to be reinvested, (b) expenditures that are accounted for as capital expenditures by the Borrower or any of its Restricted Subsidiaries and that actually are paid for or reimbursed by a Person other than the Borrower or any of its Restricted Subsidiaries and for which neither the Borrower nor any of its Restricted Subsidiaries has provided or is required to provide or incur, directly or indirectly, any consideration or obligation to such Person or any other Person (whether before, during or after such period) and (c) any portion of the purchase price of the Acquisition or a Permitted Acquisition that is required to be capitalized under IFRS).

“Capitalized Lease Obligations” means, as applied to any Person, all obligations of such Person under leases of real or personal property, or a combination thereof, that have been or should be, in accordance with IFRS, recorded as capitalized leases of such Person, in each case taken at the amount thereof accounted for as liabilities in accordance with IFRS; provided that any change in IFRS after the Closing Date will not cause any obligation that was not or would not have been a Capitalized Lease Obligation prior to such change to be deemed a Capitalized Lease Obligation following such change.

“Cash Collateral” shall have a meaning correlative to the following definition of Cash Collateralize and shall include the proceeds of such cash collateral and other credit support.

“Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Administrative Agent or any L/C Issuer and the Lenders, as collateral for L/C Obligations or obligations of Lenders to fund participations in respect of either thereof (as the context may require), cash or deposit account balances or, if the L/C Issuer benefiting from such collateral shall agree in its sole discretion, other credit support, in each case pursuant to documentation in form and substance reasonably satisfactory to (a) the Administrative Agent and (b) the applicable L/C Issuer (which documents are hereby consented to by the Lenders).

“Cash Equivalents” means any of the following types of Investments, to the extent owned by the Borrower or any of its Restricted Subsidiaries:

(a)          (i) Dollars, Canadian Dollars, Yen, Pounds Sterling, Euros and Australian Dollars, (ii) readily marketable obligations issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof, in each case having maturities of not more than twelve months from the date of acquisition thereof; provided that the full faith and credit of the United States is pledged in support thereof, (iii) securities issued or directly and fully guaranteed or insured by any State, commonwealth or territory of the United States, or by any political subdivision or taxing authority thereof, and rated at least A by S&P or P-1 by Moody’s, in each case having maturities of not more than twelve months from the date of acquisition thereof; (iv) direct obligations of the government of Canada in each case having maturities of not more than twelve months from the date of acquisition thereof; provided that the full faith and credit of Canada is pledged in support thereof, and (v) securities issued or directly and fully guaranteed or insured by any province of Canada, or by any political subdivision or taxing authority thereof, and rated at least A by S&P or P-1 by Moody’s, in each case having maturities of not more than twelve months from the date of acquisition thereof;

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(b)          time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank that (i) (A) is a Lender, (B) is organized under the laws of Canada or any province thereof or is the principal banking subsidiary of a bank holding company organized under the laws of Canada or any province thereof, or (C) is organized under the laws of the United States, any state thereof or the District of Columbia or is the principal banking subsidiary of a bank holding company organized under the laws of the United States, any state thereof or the District of Columbia, and is a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated at least P-2 (or the then equivalent grade) by Moody’s or at least A-2 (or the then equivalent grade) by S&P and (iii) has combined capital and surplus of at least $500,000,000 (any such bank being an “Approved Bank”), in each case with maturities of not more than three hundred sixty-five days from the date of acquisition thereof;

(c)          commercial paper and variable or fixed rate notes issued by an Approved Bank (or by the parent company thereof) or any variable rate note issued by, or guaranteed by, a domestic corporation rated A-2 (or the equivalent thereof) or better by S&P or P-2 (or the equivalent thereof) or better by Moody’s, in each case with maturities of not more than three hundred two hundred seventy from the date of acquisition thereof;

(d)          marketable short-term money market and similar funds (including such funds investing a portion of their assets in municipal securities) having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency selected by the Borrower);

(e)          repurchase agreements entered into by any Person with a bank or trust company (including any of the Lenders) or recognized securities dealer having capital and surplus in excess of $500,000,000 for direct obligations issued by or fully guaranteed or insured by the United States government or any agency or instrumentality of the United States in which such Person shall have a perfected first-priority security interest (subject to no other Liens) and having, on the date of purchase thereof, a Fair Market Value of at least 100% of the amount of the repurchase obligations;

(f)          investment funds investing at least 95% of their assets in securities of the types (including as to credit quality and maturity) described in clauses (a) through (e) above; and

(g)          solely with respect to any Restricted Subsidiary that is organized in a jurisdiction other than the United States and Canada, (x) such local currencies in those countries in which such Restricted Subsidiary transacts business from time to time in the ordinary course of business and (y) investments of comparable tenor and credit quality to those described in the foregoing clauses (a) through (f) customarily utilized in countries in which such Restricted Subsidiary operates for short term cash management purposes.

“Cash Management Agreement” means any agreement to provide cash management services, including treasury, depository, overdraft, credit, purchasing or debit card, electronic funds transfer and other cash management arrangements to any Loan Party.

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“Cash Management Bank” means any Person that (i) at the time it enters into a Cash Management Agreement, is a Lender or an Agent or an Affiliate of a Lender or an Agent or (ii) in the case of any Cash Management Agreement in effect on the Closing Date, is as of the Closing Date, or becomes within thirty days after the Closing Date, a Lender or an Agent or an Affiliate of a Lender or an Agent and a party to a Cash Management Agreement, in each case, in its capacity as a party to such Cash Management Agreement.

“Casualty Event” means any event that gives rise to the receipt by the Borrower or any of its Restricted Subsidiaries of any casualty insurance proceeds or condemnation awards in respect of any equipment, fixed assets or real property (including any improvements thereon) to replace, restore or repair, or compensate for the loss of, such equipment, fixed assets or real property.

“CDOR” means, on any day, the annual rate of interest, which rate shall not be less than zero, determined by the Administrative Agent which is equal to the average of the yield rates per annum (calculated on the basis of a year of 365 days) applicable to Canadian Dollar bankers’ acceptances for a specified term displayed and identified as such on the “CDOR Page” (or any display substituted therefor) of Reuters Monitor Money Rates Service at approximately 10:00 a.m. (Toronto time) on that day or, if that day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Administrative Agent after 10:00 a.m. (Toronto time) to reflect any error in a posted rate of interest or in the posted average annual rate of interest); provided, however, if those rates do not appear on that CDOR Page, then the CDOR rate shall be the discount rate (expressed as a rate per annum on the basis of a year of 365 day) applicable to those Canadian Dollar bankers’ acceptances for a specified term quoted by the Administrative Agent as of 10:00 a.m. (Toronto time) on that day or, if that day is not a Business Day, then on the immediately preceding Business Day.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Code.

“Change of Control” means the occurrence of any of the following events: (a) any Person or group of Persons acting in concert (“Controlling Party”) shall acquire control, directly or indirectly, of 50.1% or more by voting power of the issued and outstanding Equity Interests of the Borrower having the right to vote for directors of the Borrower; (b) any sale, lease, exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of any Loan Party’s respective property and assets in a transaction that is not permitted by this Credit Agreement; or (c) any change of control specified in any trust indenture, note purchase agreement, loan agreement or similar document in respect of any other Indebtedness incurred by the Borrower or a Restricted Subsidiary in excess of the Threshold Amount.

“Closing Date” means the first date all the conditions precedent in Section 4.01 are satisfied or waived in accordance with such Section 4.01 and the initial Loans are advanced.

“Closing Date Refinancing” has the meaning given to such term in the definition of the Transactions.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.

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“Collateral” means all of the “Collateral” referred to in the Collateral Documents and all of the other property and assets that are or are required under the terms of the Collateral Documents to be subject to Liens in favor of the Administrative Agent for the benefit of the Secured Parties.

“Collateral Documents” means, collectively, the Security Agreements, the Intellectual Property Security Agreements, the Mortgages (if any), an English Law Debenture, a Share Pledge Agreement with respect to the shares of Copyright Promotions Licensing Group GmbH, a Deed of Pledge of Shares with respect to the shares of Copyright Promotions Europe B.V., and such other security agreements, pledge agreements or other similar agreements delivered to the Administrative Agent and the Lenders pursuant to Section 6.12, and each of the other agreements, instruments or documents that creates or purports to create a Lien in favor of the Administrative Agent for the benefit of the Secured Parties securing all or a portion of the Obligations.

“Commitment” means a Term Commitment or a Revolving Credit Commitment, as the context may require.

“Committed Loan Notice” means a notice of (a) a Term Borrowing, (b) a Revolving Credit Borrowing, (c) a Swingline Borrowing, (d) a conversion of Loans from one Type to the other or (e) a continuation of Eurodollar Rate Loans, pursuant to Section 2.02(a), which, if in writing, shall be substantially in the form of Exhibit A-1.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. §1 et seq.) as amended from time to time, and any successor statute.

“Competitor” means any competitor of the Borrower or any Restricted Subsidiary that is in the same or a substantially similar line of business as the Borrower or any Restricted Subsidiary and is designated from time to time by the Borrower to the Administrative Agent.

“Compliance Certificate” means a certificate substantially in the form of Exhibit D or such other form as may be agreed between the Borrower and the Administrative Agent.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated Cash Taxes” means, as of any date for the applicable period ending on such date with respect to the Borrower and its Restricted Subsidiaries on a consolidated basis, the aggregate of all income, franchise and similar taxes (including penalties and interest), as determined in accordance with IFRS, to the extent the same are payable in cash with respect to such period.

“Consolidated Current Assets” means, as at any date of determination with respect to the Borrower and its Restricted Subsidiaries, without duplication, the total assets (other than cash and Cash Equivalents) of the Borrower and its Restricted Subsidiaries on a consolidated basis which may properly be classified as current assets in conformity with IFRS, excluding any Indebtedness owing to the Borrower or its Restricted Subsidiaries by any Affiliate or Affiliates thereof.

“Consolidated Current Liabilities” means, as at any date of determination with respect to the Borrower and its Restricted Subsidiaries, with duplication, the total liabilities of the Borrower and its Restricted Subsidiaries on a consolidated basis which may properly be classified as current liabilities in conformity with IFRS, excluding liabilities attributable to the current portions of Funded Debt (including any revolving loans) and Capitalized Lease Obligations.

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“Consolidated EBITDA” means, as of any date for the applicable period ending on such date with respect to Borrower and its Restricted Subsidiaries on a consolidated basis, an amount equal to the sum of:

(a)          Consolidated Net Income for such period; plus

(b)          to the extent deducted (or in the case of clause (b)(viii) below, not included) in determining Consolidated Net Income for such period, the sum, without duplication of:

(i)          Consolidated Interest Expense, amortization or write-off of debt discount, debt issuance, warrant and other equity issuance costs and commissions, discounts, redemption premium and other fees and charges associated with Capitalized Lease Obligations or other Indebtedness or the permitted acquisition or repayment of any Indebtedness of the Borrower and its Restricted Subsidiaries,

(ii)         any provision for Taxes based on income, profits or capital for such period, including state, foreign and franchise and similar Taxes and any tax distributions made during such period,

(iii)        total depreciation expense,

(iv)        total amortization expense (including, without limitation, non-cash film amortization),

(v)         any other non-cash charges (other than any such non-cash item to the extent it represents an accrual of, or reserve for, anticipated cash expenditures in any future period),

(vi)        transaction costs (including retention and transaction bonuses), expenses or charges (other than depreciation or amortization expenses) related to any equity offering, sale or redemption or repurchase of equity interest or non-ordinary course disposition or divestiture or any acquisition or similar Investment, in each case, permitted hereunder, or the incurrence or amendment of Indebtedness permitted to be incurred hereunder (in each case, whether or not successful, and including the Transactions),

(vii)       (x) any costs (including fees and expenses) incurred to the extent covered by indemnification provisions in any agreement or otherwise reimbursable by a third-party, (y) any costs incurred with respect to liability, casualty events or business interruption, to the extent covered by insurance and received during such period and (z) the amount of any non-recurring restructuring charge or reserve, retention, severance or integration costs or other non-recurring business optimization expense or cost; provided that amounts added-back to Consolidated EBITDA in reliance on the foregoing clauses (b)(vii)(x) and (b)(vii)(y) shall only be permitted so long as the Borrower or its applicable Restricted Subsidiary has submitted in good faith, and reasonably expects to receive payment in connection with, a claim for reimbursement of such amounts under the relevant indemnification provision or insurance policy (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within the next four fiscal quarters) and such coverage or claim has not been denied by the applicable indemnifying party or carrier in writing within two hundred seventy days of such submission,

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(viii)      pro forma “run rate” cost savings, operating expense reductions and synergies, in each case, related to permitted acquisitions and divestitures consummated by the Borrower or any of its Restricted Subsidiaries and projected by it in good faith (and certified by the chief financial officer of Borrower in reasonable detail) to result from actions taken or expected to be taken (in the good faith determination of Borrower) within eighteen months after the date any such transaction is consummated, and in each case to the extent reasonably expected to be realized within such eighteen month period; provided that amounts added-back to Consolidated EBITDA in reliance on this clause (b)(viii) (including any such amounts that would be permitted to be included in financial statements prepared in accordance with Regulation S-X), shall not, in the aggregate, exceed 20.0% of Consolidated EBITDA (determined prior to giving effect to such add-backs) in any four consecutive fiscal quarter period,

(ix)         regular and recurring fees paid to the Administrative Agent and the Lenders pursuant to the Loan Documents and fees and out-of-pocket expenses incurred in connection with the Loan Documents, including any amendments or waivers,

(x)        any extraordinary expenses and charges of the Borrower and its Restricted Subsidiaries for such period,

(xi)         non-cash stock based compensation expenses,

(xii)        non-cash write-offs of investments in film and television assets, and

(xiii)       any unrealized foreign currency translation losses resulting from the impact of foreign currency changes on the valuation of assets and liabilities of the Borrower and its Restricted Subsidiaries; minus

(c)          to the extent included in the calculation of such Consolidated Net Income, the sum, without duplication, of:

(i)  non-cash income Tax benefits or gains and other non-cash items added in the calculation of Consolidated Net Income (other than any such non-cash item (x) to the extent it is anticipated to result in the receipt of cash payments in any future period or in respect of which cash was received in a prior period or (y) which represents the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period),

(ii)         amounts (whether positive or negative) otherwise included in Consolidated EBITDA solely as a result of the cumulative effect of a change in accounting principles during such period,

(iii)        any non-cash mark-to-market adjustments (whether positive or negative) relating to any Swap Contracts permitted pursuant to this Agreement, and

(iv)        any unrealized foreign currency translation gains resulting from the impact of foreign currency changes on the valuation of assets and liabilities of Borrower and its Restricted Subsidiaries;

in the case of each of the foregoing, as determined on a consolidated basis for the Borrower and its Restricted Subsidiaries in conformity with IFRS.

Notwithstanding anything herein to the contrary, Consolidated EBITDA (before giving effect to any pro forma adjustments or other adjustments contemplated in the definitions of Pro Forma Basis, Pro Forma Compliance and Pro Forma Effect) shall be deemed to be (i) [* - Consolidated EBITDA redacted as commercially sensitive information] for the fiscal quarter ended June 30, 2016, (ii) [* - Consolidated EBITDA redacted as commercially sensitive information] for the fiscal quarter ended September 30, 2016 (iii) [* - Consolidated EBITDA redacted as commercially sensitive information] for the fiscal quarter ended December 31, 2016 and (iv) [* - Consolidated EBITDA redacted as commercially sensitive information] for the fiscal quarter ended March 31, 2017.

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“Consolidated Funded First Lien Indebtedness” means Consolidated Funded Indebtedness that is secured by a Lien on any assets of the Borrower or its Restricted Subsidiaries (other than Liens that are expressly junior in priority to the Liens securing the Obligations or junior in priority to the Liens securing other Consolidated Funded First Lien Indebtedness, in each case, either pursuant to intercreditor agreements or pursuant to the terms of the instrument creating such junior Liens); provided that such Consolidated Funded Indebtedness is not expressly subordinated in right of payment to the Obligations pursuant to a written agreement.

“Consolidated Funded Indebtedness” means all third-party indebtedness for borrowed money, unreimbursed obligations in respect of drawn letters of credit, Capitalized Lease Obligations and other purchase money indebtedness and guarantees of any of the foregoing obligations, of the Borrower and its Restricted Subsidiaries on a consolidated basis; provided that any Indebtedness that is issued at a discount to its initial principal amount shall be calculated based on the entire stated principal amount thereof, without giving effect to any discounts or upfront payments.

“Consolidated Interest Expense” means, for any period, for the Borrower and its Restricted Subsidiaries, determined on a consolidated basis in accordance with IFRS, the sum of, without duplication, (i) the aggregate amount of interest expense (including imputed interest with respect to capitalized lease obligations), (ii) all capitalized interest for such period, and (iii) the net amount payable (less the net amount receivable) by any of the Borrower or any of its Restricted Subsidiaries under any interest rate cap or collar arrangements or similar arrangements during such period, and less (iv) the aggregate amount of interest income to the extent received in cash by the Borrower or any Restricted Subsidiary.

“Consolidated Net Income” means, as of any date for the applicable period ending on such date with respect to the Borrower and its Restricted Subsidiaries on a consolidated basis, net income (or loss) for such period taken as a single accounting period determined in accordance with IFRS; provided, that there shall be excluded (a) the income (or loss) of any Person (other than a Restricted Subsidiary of the Borrower) in which any other Person (other than the Borrower or any of its Restricted Subsidiaries) has a joint interest (provided that Consolidated Net Income shall be increased by the amount of dividends or other distributions actually paid in cash or Cash Equivalents to any Loan Party by such other Person during such period), (b) the income (or loss) of any Person accrued prior to the date it becomes a Subsidiary of the Borrower or is merged into or consolidated with the Borrower or any of its Restricted Subsidiaries or that Person’s assets are acquired by the Borrower or any of its Restricted Subsidiaries, (c) the income (or loss) of any Restricted Subsidiary of the Borrower to the extent that the declaration or payment of dividends or similar distributions or other payment by that Restricted Subsidiary of that income is not at the time permitted by operation of the terms of its charter or any Material Agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary, (d) any after-Tax gains or losses attributable to asset sales or returned surplus assets of any Plan and (e) to the extent not included in clauses (a) through (d) above, any extraordinary gains or extraordinary losses. Notwithstanding the foregoing, ordinary course exploitation of Intellectual Property, including, without limitation, sales of rights or distribution of television programming, shall be included in the calculation of Consolidated Net Income.

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“Consolidated Scheduled Funded Debt Payments” means, as of any date for the applicable Excess Cash Flow Period with respect to the Borrower and its Restricted Subsidiaries on a consolidated basis, the sum of all scheduled payments and mandatory prepayments of principal (other than mandatory prepayments under Section 2.05(b)(i)) during such period on Consolidated Funded Indebtedness that constitutes Funded Debt (including the implied principal component of payments due on capital leases during such period), less the reduction in such scheduled payments resulting from voluntary prepayments or mandatory prepayments required pursuant to Section 2.05, in each case as applied pursuant to Section 2.05, as determined in accordance with IFRS; provided that any payments in respect of any Production Financing, including without limitation, any payment in respect of a Permitted DHX Guarantee, shall not, for the avoidance of doubt, be a Consolidated Scheduled Funded Debt Payment.

“Consolidated Total Assets” means, on any date of determination, the consolidated total assets of the Borrower and its Restricted Subsidiaries as set forth on the consolidated balance sheet of the Borrower and its Restricted Subsidiaries as of the last day of the applicable Test Period; provided that at all times prior to the first delivery of the financial statements delivered pursuant to Section 6.01, this definition shall be applied based on the pro-forma consolidated balance sheet of the Borrower and its Restricted Subsidiaries set forth on Schedule 1.01(a) hereto.

“Consolidated Working Capital” means, on any date of determination, the excess (or deficit) of Consolidated Current Assets over Consolidated Current Liabilities.

“Consolidated Working Capital Adjustment” means, on any date of determination for any Test Period, on a consolidated basis, the amount (which may be less than zero) by which Consolidated Working Capital as of the end of the applicable Test Period exceeds (or is less than) Consolidated Working Capital as of the beginning of such Test Period; provided that increases or decreases in Consolidated Working Capital (a) arising from acquisitions or dispositions by the Borrower and its Restricted Subsidiaries permitted pursuant to this Agreement shall be measured from the date on which such acquisition or disposition occurred until the first anniversary of such acquisition or disposition with respect to the Person subject to such acquisition or disposition and (b) shall exclude (i) the impact of customer advance payments to the extent it represents a reserve for future cash expenditures, (ii) the impact of non-cash adjustments contemplated in the Consolidated Working Capital Adjustment calculation and (iii) any changes in Consolidated Working Capital as a result of (x) any reclassification in accordance with IFRS of assets or liabilities, as applicable, between current and non-current or (y) the effects of acquisition method accounting.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other contractual undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise, and “Controlling” and “Controlled” have meanings correlative thereto.

“Controlling Party” has the meaning specified in the definition of Change of Control.

“Convertible Debentures” means the 5.875% Convertible Unsecured Subordinated Debentures to be issued by the Borrower under an Indenture between the Borrower and Computershare Trust Company of Canada upon the conversion of certain subscription rights and warrants.

“Credit Extension” means each of the following: (a) a Borrowing, (b) an L/C Credit Extension and (c) a Swingline Loan.

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“Debtor Relief Laws” means the Bankruptcy Code of the United States, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States, Canada or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Declined Amounts” has the meaning specified in Section 2.05(c).

“Declining Lender” has the meaning specified in Section 2.05(c).

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Default Rate” means an interest rate equal to (after, as well as before, judgment), (a) with respect to any principal, the applicable interest rate plus 2.00% per annum (provided that with respect to Eurodollar Rate Loans, the determination of the applicable interest rate is subject to Section 2.02(c) to the extent that Eurodollar Rate Loans may not be converted to, or continued as, Eurodollar Rate Loans, pursuant thereto) and (b) with respect to interest, overdue fees and other amounts, the highest interest rate applicable to Base Rate Loans that are Revolving Credit Loans plus 2.00% per annum, in each case, to the fullest extent permitted by applicable Laws.

“Defaulting Lender” means, subject to Section 2.19(b), any Lender that, (a) has refused (which refusal may be given verbally or in writing and has not been retracted) or failed to perform any of its funding obligations hereunder (unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s good faith determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied), including in respect of its Loans or participations in respect of Letters of Credit or Swingline Loans within two Business Days after the date required to be funded by it hereunder, (b) has notified the Borrower or the Administrative Agent that it does not intend to comply with its funding obligations (which notification has not been withdrawn in writing) or has made a public statement to that effect with respect to its funding obligations hereunder (unless such notification or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s good faith determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such notification or public statement) cannot be satisfied) or, solely with respect to a Revolving Credit Lender, under other syndicated credit agreements generally in which it commits to extend credit, (c) has failed, within three Business Days after reasonable request by the Administrative Agent, to confirm in a manner satisfactory to the Administrative Agent that it will comply with its funding obligations; provided that a Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such confirmation by the Administrative Agent or (d) has, or has a direct or indirect parent company that has, other than via an Undisclosed Administration, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or a custodian appointed for it or any substantial part of its assets, (iii) taken any action in furtherance of, or indicated its consent to, approval of or acquiescence in any such proceeding or appointment, (iv) become subject to forced liquidation, (v) made a general assignment for the benefit of creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Person or its assets to be, insolvent or bankrupt or (vi) become the subject of a Bail-In Action; provided that no Lender shall be a Defaulting Lender solely by virtue of (x) the ownership or acquisition by a Governmental Authority of any equity interest in that Lender or any direct or indirect parent company thereof or (y) the occurrence of any of the events described in clause (d)(i), (d)(ii), (d)(iii), (d)(iv), (d)(v) or (d)(vi) of this definition which in each case has been dismissed or terminated prior to the date of this Agreement. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.19(b)) upon delivery of written notice of such determination to the Borrower, each L/C Issuer, each Swingline Lender and each Lender.

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“Designated Foreign Currency” means Canadian Dollars, Pounds Sterling and any other freely available currency or currencies (other than Dollars) from time to time approved by the Administrative Agent and each applicable Lender, each in its sole discretion.

“Designated Foreign Currency Alternate Rate” means, for any day, the rate per annum which is agreed to as between the Lenders holding Loans and unused commitments representing more than 50% of the sum of the total applicable Loans and unused commitments, the Administrative Agent and the Borrower, if any.

“Designated Transactions” means acquisitions, Investments, or any other similar transactions entered into by the Borrower or a Subsidiary pursuant to which the Borrower or a Subsidiary would acquire less than 100% of the Equity Interests of an entity, the primary business of which is the exploitation of audiovisual content or other ancillary rights via any video on demand platform (including, without limitation, any internet-based video on demand platform) now existing or hereafter created.

“Designation Date” has the meaning specified in Section 2.17(f).

“Discharged Senior Notes” means the 5.875% Senior Unsecured Notes Due 2021 issued by the Borrower under that certain Indenture, dated as of December 14, 2014, between the Borrower and Computershare Trust Company of Canada, as trustee.

“Disposition” or “Dispose” means the sale, transfer, license, sublicense, lease or other disposition of any property by any Person (including any sale and leaseback transaction and any issuance of Equity Interests by a Restricted Subsidiary of such Person), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith; provided, however, that “Disposition” and “Dispose” shall not be deemed to include any issuance by Borrower of any of its Equity Interests to another Person.

“Disqualified Equity Interests” means any Equity Interest which, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Equity Interests that are not Disqualified Equity Interests), pursuant to a sinking fund obligation or otherwise, (b) is redeemable at the option of the holder thereof, in whole or in part, (c) provides for the scheduled payment of dividends in cash or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is ninety-one days after the Latest Term Loan Maturity Date in effect at the time of issuance of such Equity Interests; provided that (i) if such Equity Interests would not constitute a Disqualified Equity Interest but for the terms thereof giving the holders the right to require the issuer to redeem or purchase such Equity Interests upon the occurrence of an “asset sale or a “change of control”, such Equity Interests shall not constitute a Disqualified Equity Interest if any such requirement becomes operative only after the repayment in full of all of the Loans and all other Obligations under the Loan Documents that are accrued and payable and (ii) if such Equity Interests are issued pursuant to a plan for the benefit of officers, directors or employees of the Borrower or any Restricted Subsidiary or by any such plan to any such Person, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by the Borrower or a Restricted Subsidiary or any other Person in order to satisfy applicable statutory or regulatory obligations or as a result of such Person’s termination, death or disability.

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“Disqualified Institutions” means (a) any Competitor and (b) Affiliates of the Persons referenced in the preceding clause (a) to the extent (i) identified by the Borrower by name in writing to the Administrative Agent from time to time as an Affiliate of any such Person or (ii) clearly identifiable as an Affiliate of any such Person on the basis of such Affiliate’s name or business activities, but, in each case, solely to the extent such Affiliates are not bona fide debt funds or investment vehicles that are engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of business. Notwithstanding anything in this Agreement to the contrary, it is understood and agreed that in no event shall a supplement to the list of Disqualified Institutions pursuant to the definition hereof apply retroactively to disqualify any Person or Persons that have previously acquired an assignment or participation under or in respect of any Facility.

“Dollar” and “$” mean lawful money of the United States.

“Dollar Equivalent” means, at any time of determination, (a) if such amount is expressed in Dollars, such amount, (b) if such amount is expressed in any lawful currency other than Dollars that is freely transferable into Dollars, the equivalent of such amount in Dollars, as determined by the Administrative Agent based on the rate of exchange quoted by Royal Bank in New York, New York at 11:00 a.m. on the date of such determination (or, if such date is not a Business Day, the last Business Day prior thereto) to prime banks in New York for the spot purchase in the New York foreign exchange market of such amount of Dollars with such applicable currency and (c) if such amount is denominated in any other currency, the equivalent of such amount in Dollars as reasonably determined by the Administrative Agent; provided that any determination pursuant to this clause (c) by the Administrative Agent shall be presumptively correct absent manifest error.

“Draft” means, at any time a draft issued by the Borrower and accepted by a Lender under this Agreement and includes, (a) a bill of exchange, within the meaning of the Bills of Exchange Act (Canada), drawn by the Borrower on a Revolving Lender and bearing such distinguishing letters and numbers as the Revolving Lender may determine and (b) a depository bill within the meaning of the Depository Bills and Notes Act (Canada).

“Drawing” means (a) the creation and purchase of Bankers’ Acceptances by a Revolving Lender pursuant to Section 2.21(c)(i) or (b) the purchase of completed Drafts by a Revolving Lender pursuant to Section 2.21(c)(ii).

“Drawing Date” means any Business Day fixed for a Drawing pursuant to Section 2.21.

“Drawing Fee” means, with respect to each Draft drawn by the Borrower and purchased by any Revolving Lender on any Drawing Date, an amount equal to the Applicable Rate for Bankers’ Acceptance Loans, multiplied by the product of (a) a fraction, the numerator of which is the number of days, inclusive of the first day and exclusive of the last day, in the term to maturity of such Draft, and the denominator of which is three hundred sixty five and (b) the face amount of such Draft.

“Drawing Notice” has the meaning assigned to such term in Section 2.21(c)(i).

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“Drawing Price” means, in respect of Drafts drawn by the Borrower to be purchased by one or more Revolving Lenders on any Drawing Date, the amount by which (a) the result (rounded to the nearest whole cent, with one-half of one cent being rounded up) obtained by dividing the aggregate face amount of the Bankers’ Acceptance or Drafts by the sum of one plus the product of (i) the BA Discount Rate multiplied by (ii) a fraction, the numerator of which is the number of days, inclusive of the first day and exclusive of the last day, in the term to maturity of the Bankers’ Acceptance or Drafts and the denominator of which is three hundred sixty five exceeds (b) the applicable aggregate Drawing Fee.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, Norway and the United Kingdom.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 10.07(b) (subject to receipt of such consents, if any, as may be required for the assignment of the applicable Loan to such Person under Section 10.07(b)(iii)).

“Environmental Laws” means any and all federal, state, provincial, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees or governmental restrictions relating to pollution, the protection of the environment, the release of Hazardous Materials into the environment and human exposure to Hazardous Materials, including those related to the treatment, transport, storage and disposal of Hazardous Materials, air emissions and discharges to public pollution control systems.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, monitoring or oversight by a Governmental Authority, fines, penalties or indemnities), of the Borrower, any other Loan Party or any of their respective Subsidiaries directly or indirectly resulting from or based upon (a) any actual or alleged violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) human exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other binding consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any Environmental Law.

“Equity Interests” means, with respect to any Person, all of the shares, interests, rights, participations or other equivalents (however designated) of capital stock of (or other ownership or profit interests or units in) such Person and all of the warrants, options or other rights for the purchase, acquisition or exchange from such Person of any of the foregoing (but excluding any debt security or instrument that is convertible into, or exchangeable for, capital stock).

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“ERISA” means the Employee Retirement Income Security Act of 1974, and the rules and regulations thereunder, each as amended or modified from time to time.

“ERISA Affiliate” means any Person who together with any Loan Party is treated as a single employer within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

“ERISA Event” means (a) a Reportable Event with respect to a Plan; (b) the withdrawal of any Loan Party or any ERISA Affiliate from a Plan subject to Section 4063 of ERISA during a plan year in which such entity was a “substantial employer” (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by any Loan Party or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization (within the meaning of Section 4241 of ERISA) or insolvent (within the meaning of Section 4245 of ERISA); (d) the filing of a notice of intent to terminate or the treatment of a Plan amendment as a termination under Section 4041 or 4041A of ERISA, respectively, (e) the institution by the PBGC of proceedings to terminate a Plan or Multiemployer Plan; (f) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan or Multiemployer Plan; (g) the determination that any Plan is considered an at-risk plan within the meaning of Section 430 of the Code or Section 303 of ERISA; (h) the determination that any Multiemployer Plan is considered a plan in endangered or critical status within the meaning of Sections 431 and 432 of the Code or Sections 304 and 305 of ERISA; (i) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Loan Party or any ERISA Affiliate; (j) the conditions for the imposition of a lien under Section 430(k) of the Code or Section 303(k) of ERISA shall have been met with respect to any Plan; or (k) any other event or condition with respect to a Plan or Multiemployer Plan that could result in liability of the Borrower or any Subsidiary, other than in the usual course.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Eurodollar Base Rate” means, the rate per annum equal to (i) the London Interbank Offered Rate set by ICE Benchmark Administration Limited (or such other Person that takes over the administration of such rate) (“ICE LIBOR”), as published by Reuters (or such other commercially available source providing quotations of ICE LIBOR as may be designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two London Banking Days prior to the commencement of such Interest Period (or, in the case of any interest calculation with respect to a Base Rate Loan on any date, at approximately 11:00 a.m., London time, on such date), for the applicable currency (other than Canadian Dollars) deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period or (ii) if such rate is not available at such time for any reason, the rate per annum determined by the Administrative Agent to be the rate at which deposits in the applicable currency for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Rate Loan being made, continued or converted and with a term equivalent to such Interest Period would be offered by the Administrative Agent’s London branch to major banks in the London interbank eurodollar market at their request at approximately 11:00 a.m. (London time) two London Banking Days prior to the commencement of such Interest Period (or, in the case of any interest calculation with respect to a Base Rate Loan on any date, at the date and time of determination).

“Eurodollar Rate” means, for any Interest Period with respect to a Eurodollar Rate Loan, a rate per annum determined by the Administrative Agent pursuant to the following formula:

Eurodollar Rate =	Eurodollar Base Rate
1.00 – Eurodollar Reserve Percentage

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Notwithstanding the foregoing, at no time shall the Eurodollar Rate for any purpose be less than 1.00% per annum with respect to any Loan.

“Eurodollar Rate Loan” means a Loan that bears interest at a rate based on the definition of Eurodollar Rate.

“Eurodollar Reserve Percentage” means, for any day during any Interest Period, the reserve percentage (expressed as a decimal, carried out to five decimal places) in effect on such day, whether or not applicable to any Lender, under regulations issued from time to time by the FRB for determining the maximum reserve requirement (including any emergency, supplemental, marginal or other reserve requirement) with respect to Eurocurrency funding (currently referred to as “Eurocurrency liabilities”). The Eurodollar Rate for each outstanding Loan the interest on which is determined by reference to the Eurodollar Rate shall be adjusted automatically as of the effective date of any change in the Eurodollar Reserve Percentage.

“Event of Default” has the meaning specified in Section 8.01.

“Excess Cash Flow” means, with respect to any Excess Cash Flow Period, an amount, not less than zero, equal to:

(a)          the sum, without duplication, of (i) Consolidated EBITDA for such Excess Cash Flow Period plus or minus, as applicable, (ii) the Consolidated Working Capital Adjustment plus or minus, as applicable, (iii) changes in long-term receivables measured from the beginning of the Excess Cash Flow Period to the end thereof, minus

(b)          the sum, without duplication (in each case, for the Borrower and the Restricted Subsidiaries on a consolidated basis), of:

(i)          Capital Expenditures, solely to the extent not made, directly or indirectly, with the proceeds of Indebtedness, that are (x) actually made or expected to be made during such Excess Cash Flow Period or (y) at the option of the Borrower, committed during such Excess Cash Flow Period to be made in the immediately succeeding Excess Cash Flow Period; provided that (A) if any Capital Expenditures are deducted from Excess Cash Flow pursuant to clause (y) above, such amount shall be added to the Excess Cash Flow for the immediately succeeding Excess Cash Flow Period if the expenditure is not actually made within such Excess Cash Flow Period and (B) no deduction shall be taken in the immediately succeeding Excess Cash Flow Period when such amounts deducted pursuant to clause (y) above are actually spent;

(ii)         Consolidated Interest Expense, amortization or write-off of debt discount, debt issuance, warrant and other equity issuance costs and commissions, discounts, redemption premium and other fees and charges associated with Capitalized Lease Obligations or other Indebtedness or the permitted acquisition or repayment of any Indebtedness of Borrower and its Restricted Subsidiaries;

(iii)        Consolidated Scheduled Funded Debt Payments and, to the extent not otherwise deducted from Consolidated Net Income and not added to Consolidated Net Income in calculating Consolidated EBITDA, Consolidated Cash Taxes;

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(iv)        the aggregate amount of voluntary or mandatory permanent principal payments or mandatory repurchases of (x) Indebtedness for borrowed money other than the Obligations and the Revolving Credit Commitments (including any reimbursement obligations in respect of drawn letters of credit, bankers’ acceptances, bank guaranties or similar arrangements) and (y) the principal component of payments in respect of Capitalized Lease Obligations of the Borrower and its Restricted Subsidiaries, in each case, other than to the extent financed with the proceeds of Indebtedness; provided that (A) such prepayments or repurchases are otherwise permitted hereunder, (B) if such Indebtedness consists of a revolving line of credit or the reimbursement of obligations under a stand-alone letter of credit, bankers’ acceptance, bank guaranty or other similar arrangement, the commitments under such facility are permanently reduced by the amount of such prepayment or repurchase, and (C) such prepayments or repurchases are not financed with the proceeds of Indebtedness, directly or indirectly, using the Available Amount; provided, further, that, in the case of any such prepayment or repurchase at less than the par value of the applicable Indebtedness, amounts deducted pursuant to this clause (iv) shall be limited to the actual cash amount paid by the Borrower in respect of such repayment or repurchase;

(v)         (x) the aggregate amount of any premium, make-whole or penalty payments actually paid in cash during such period that are required to be made in connection with any prepayment or satisfaction and discharge of Indebtedness to the extent that the amount so prepaid, satisfied or discharged is not deducted from Consolidated Net Income for purposes of calculating Excess Cash Flow and (y) to the extent included in determining Consolidated Net Income, the aggregate amount of any income (or loss) for such period attributable to the early extinguishment of Indebtedness, Swap Contracts or other derivative instruments (other than commodity Swap Contracts);

(vi)        to the extent not deducted in arriving at Consolidated Net Income and not added to Consolidated Net Income in calculating Consolidated EBITDA, cash fees and expenses incurred in connection with any Investment permitted under Section 7.02, Equity Issuance or Debt Issuance (whether or not consummated), other than to the extent financed with the proceeds of Indebtedness;

(vii)       cash used or, at the option of the Borrower, committed to be used to consummate, or to pay amounts (including earnouts and purchase price adjustments) owing in connection with, a Permitted Acquisition or any Investment in the immediately succeeding Excess Cash Flow Period, in each case, as permitted under Section 7.02; provided, however, that if any amount is deducted from Excess Cash Flow pursuant to this clause (vii) with respect to any Excess Cash Flow Period as a result of a Permitted Acquisition or Investment that has been committed to be consummated but not yet actually consummated during such period then (x) such amount shall not be deducted from Excess Cash Flow pursuant to this clause (vii) as a result of such Permitted Acquisition or Investment, as the case may be, being actually consummated in the immediately succeeding Excess Cash Flow Period and (y) such amount shall be added to Excess Cash Flow for the immediately succeeding Excess Cash Flow Period if the Permitted Acquisition or Investment is not actually consummated during such succeeding period;

(viii)      the amount of cash payments made in respect of pensions and other postemployment benefits in such period to the extent not deducted in arriving at such Consolidated Net Income;

(ix)         cash expenditures in respect of Swap Contracts during such fiscal year to the extent they exceed the amount of expenditures expensed in determining Consolidated Net Income for such period;

(x)          the aggregate principal amount of all mandatory prepayments of the Term Facilities made during such Excess Cash Flow Period pursuant to Section 2.05(b)(ii) with the Net Cash Proceeds of an event of the type described in clause (a) of the definition thereof, to the extent required due to a Disposition, included in Consolidated Net Income and not deducted in Consolidated EBITDA;

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(xi)         the amount representing accrued expenses for cash payments (including with respect to deferred compensation or retirement plan obligations) that are not paid in cash during such Excess Cash Flow Period; provided that such amounts will be added to Excess Cash Flow for the following Excess Cash Flow Period to the extent not paid in cash within such Excess Cash Flow Period (and no future deduction shall be made for purposes of this definition when such amounts are paid in cash in such following Excess Cash Flow Period);

(xii)        (A) cash amounts, if any, added back to Consolidated EBITDA pursuant to clause (b)(vi) or (vii) of the definition thereof during such Excess Cash Flow Period and (B) non-cash amounts, if any, added back to Consolidated EBITDA pursuant to clause (b)(viii) of the definition thereof during such Excess Cash Flow Period; and

(xiii)       cash payments required to settle the Borrower’s tangible benefit obligation liability.

“Excess Cash Flow Period” means any fiscal year of the Borrower, commencing with the fiscal year ending on June 30, 2018.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning specified in the Security Agreement.

“Excluded Subsidiary” means any Subsidiary that is (a) a CFC, FSHCO, or a Subsidiary of any CFC or FSHCO, (b) an Unrestricted Subsidiary, (c) not wholly-owned directly by the Borrower or one or more of its wholly-owned Subsidiaries, (d) an Immaterial Subsidiary that is listed on Schedule 1.01(e) or that is designated as such by the Borrower in writing to the Administrative Agent, (e) a Subsidiary that is prohibited by applicable Law from guaranteeing the Facilities, or which would require governmental (including regulatory) or third party consent, approval, license or authorization to provide a guarantee (which, consent, approval, license or authorization cannot be obtained after the Borrower’s use of commercially reasonable efforts (which efforts shall not require, for the avoidance of doubt, payment of any fee or similar amount other than de minimis amounts)) unless, such consent, approval, license or authorization has been received or the requirement for such third party consent was established in order to avoid becoming a Guarantor, (f) a Subsidiary that is prohibited from guaranteeing the Facilities by any Contractual Obligation in existence on the Closing Date and listed on Schedule 1.01(b) hereto (or, in the case of any newly acquired Subsidiary, in existence at the time of acquisition but not entered into in contemplation thereof), (g) a not-for-profit Subsidiary or (h) any Subsidiary to the extent the cost of providing such guarantee is excessive in relation to the value afforded thereby as reasonably determined by the Administrative Agent; provided that any Subsidiary shall only be an Excluded Subsidiary for so long as one or more of the preceding clauses (a) through (h) continue to apply to it; provided, further, that, notwithstanding the above, if a Subsidiary executes the Guaranty as a “Guarantor” then it shall not constitute an “Excluded Subsidiary” (unless released from its obligations under the Guaranty as “Guarantor” in accordance with the terms hereof and thereof); provided, further, that no Subsidiary of the Borrower shall be an Excluded Subsidiary if such Subsidiary guarantees or is a primary obligor of obligations in respect of any Indebtedness with an aggregate outstanding principal amount in excess of the Threshold Amount.

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“Excluded Swap Obligation” means, with respect to any Loan Party, any Swap Obligation if, and to the extent that, all or a portion of the Guaranty of such Loan Party of, or the grant under a Loan Document by such Loan Party of a security interest to secure, such Swap Obligation (or any guaranty thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation thereof) by virtue of such Loan Party’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guaranty of such Loan Party, or grant by such Loan Party of a security interest, becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one Swap Contract, such exclusion shall apply to only the portion of such Swap Obligations that is attributable to Swap Contracts for which such Guaranty or security interest becomes illegal.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to any Agent or any Lender, or required to be withheld or deducted from a payment to any Agent or any Lender, as applicable, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such recipient being organized under the laws of, doing business in, or having its principal office or, in the case of any Lender, its applicable Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 3.07) or (ii) such Lender changes its Lending Office, except in each case to the extent that, pursuant to Section 3.01, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its Lending Office, (c) Taxes attributable to such recipient’s failure to comply with Section 10.16 and (d) any U.S. federal withholding Taxes imposed under FATCA.

“Existing Loans” has the meaning specified in Section 2.17(a).

“Existing Revolving Loans” has the meaning specified in Section 2.17(a).

“Existing Revolving Tranche” has the meaning specified in Section 2.17(a).

“Existing Term Loans” has the meaning specified in Section 2.17(a).

“Existing Term Tranche” has the meaning specified in Section 2.17(a).

“Existing Tranche” has the meaning specified in Section 2.17(a).

“Extended Loans” has the meaning specified in Section 2.17(a).

“Extended Revolving Commitments” has the meaning specified in Section 2.17(a).

“Extended Revolving Tranche” has the meaning specified in Section 2.17(a).

“Extended Term Loans” has the meaning specified in Section 2.17(a).

“Extended Term Tranche” has the meaning specified in Section 2.17(a).

“Extended Tranche” has the meaning specified in Section 2.17(a).

“Extending Lender” has the meaning specified in Section 2.17(b).

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“Extension” has the meaning specified in Section 2.17(b).

“Extension Amendment” has the meaning specified in Section 2.17(c).

“Extension Date” has the meaning specified in Section 2.17(d).

“Extension Election” has the meaning specified in Section 2.17(b).

“Extension Request” has the meaning specified in Section 2.17(a).

“Extension Request Deadline” has the meaning specified in Section 2.17(b).

“Facility” means the Initial Term Facility, any Incremental Term Facility, any other Tranche of Term Commitments or Term Loans, the Initial Revolving Credit Facility, any other Tranche of Revolving Credit Commitments, the Letter of Credit Sublimit, the Swingline Sublimit and any other Facility hereunder, as the context may require.

“Fair Market Value” means, with respect to any asset or group of assets on any date of determination, the value of the consideration obtainable in a sale of such asset at such date of determination assuming a sale by a willing seller to a willing purchaser dealing at arm’s length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset, as reasonably determined by the Borrower in good faith (which shall be conclusive if reasonably determined in good faith).

“FATCA” means Sections 1471 through 1474 of the Code (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future Treasury Regulations promulgated thereunder or official interpretation thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement entered into in connection with any of the foregoing, and any fiscal or regulatory legislation, rules or practices adopted by any Governmental Authority pursuant to any such intergovernmental agreement or official governmental interpretation thereof.

“FCPA” has the meaning specified in Section 5.21(a).

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to the Administrative Agent on such day on such transactions as determined by the Administrative Agent.

“Fee Letter” means the Fee Letter dated May 9, 2017, among the Borrower, the Arrangers and the Administrative Agent (as amended, supplemented or otherwise modified from time to time).

“First Lien Net Leverage Ratio” means, with respect to the Borrower and its Restricted Subsidiaries on a consolidated basis, as of the end of any Test Period, the ratio of (a) Consolidated Funded First Lien Indebtedness (less Unrestricted Cash and Cash Equivalents of as of the date of such determination) of the Borrower and its Restricted Subsidiaries as of the end of such Test Period to (b) Consolidated EBITDA of the Borrower and its Restricted Subsidiaries for such Test Period.

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“Flood Insurance Laws” means, collectively, (a) the National Flood Insurance Act of 1968 as now or hereafter in effect or any successor statute thereto, (b) the Flood Disaster Protection Act of 1973 as now or hereafter in effect or any successor statute thereto, (c) the National Flood Insurance Reform Act of 1994 as now or hereafter in effect or any successor statute thereto, (d) the Flood Insurance Reform Act of 2004 as now or hereafter in effect or any successor statute thereto and (e) the Biggert Waters Flood Insurance Reform Act of 2012 as now or hereafter in effect or any successor statute thereto.

“Foreign Lender” has the meaning specified in Section 10.16(b)(i).

“Foreign Pension Plan” means a registered pension plan which is subject to applicable pension legislation other than ERISA or the Code, which a Loan Party or Restricted Subsidiary sponsors or maintains, or to which it makes or is obligated to make contributions.

“Foreign Plan” means each Foreign Pension Plan, deferred compensation or other retirement or superannuation plan, fund, program, agreement, commitment or arrangement whether oral or written, funded or unfunded, sponsored, established, maintained or contributed to, or required to be contributed to, or with respect to which any liability is borne, outside the United States, by any Loan Party or Restricted Subsidiary, other than any such plan, fund, program, agreement or arrangement sponsored by a Governmental Authority

“Foreign Plan Event” has the meaning specified in Section 5.11(d).

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fronting Exposure” means, at any time there is a Defaulting Lender, (a) with respect to an L/C Issuer, such Defaulting Lender’s Pro Rata Share of the outstanding L/C Obligations (other than L/C Obligations as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof) and (b) with respect to the Swingline Lender, such Defaulting Lender’s Pro Rata Share of Swingline Loans other than Swingline Loans as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders in accordance with the terms hereof.

“FSHCO” means any Subsidiary (i) that is organized under the laws of the United States, any state thereof or the District of Columbia (or is a disregarded entity, for U.S. federal income tax purposes, the assets of which are treated as owned by a Subsidiary that is so organized) and (ii) substantially all of the assets of which consist, for U.S. federal income tax purposes, of equity or Indebtedness of one or more CFCs.

“Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“Funded Debt” of any Person means Indebtedness for borrowed money of such Person that by its terms matures more than one year from the date of its creation or matures within one year from such date that is renewable or extendable, at the option of such Person, to a date more than one year from such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date, and shall in any event include Indebtedness in respect of the Loans.

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“German Security” means any Lien assumed and accepted by or through the Administrative Agent or any Lender, as the case may be, pursuant to any German Security Document and held or administered by the Administrative Agent on behalf of, or in trust for, any Lender under this Agreement and the German Security Documents, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

“German Security Documents” means any Collateral Document governed by German law.

“Governmental Authority” means any nation or government, any state, province or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, administrative tribunal, central bank, supra national authority or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Granting Lender” has the meaning specified in Section 10.07(g).

“Guarantee” means, as to any Person, without duplication, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other monetary obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any such obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other monetary obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance of such Indebtedness or other monetary obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other monetary obligation or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part) or (b) any Lien on any assets of such Person securing any Indebtedness or other monetary obligation of any other Person, whether or not such Indebtedness or other monetary obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien); provided that the term “Guarantee” shall not include endorsements for collection or deposit, in either case in the ordinary course of business, or customary or reasonable indemnity obligations in effect on the Closing Date, or entered into in connection with any acquisition or Disposition of assets permitted under this Agreement (other than such obligations with respect to Indebtedness) or any other similar agreement entered into in the ordinary course of business (other than such obligations with respect to Indebtedness). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.

“Guarantors” means, collectively, each of the Borrower’s direct and indirect Restricted Subsidiaries listed on Schedule 1 (such Restricted Subsidiaries of the Borrower not to include any Excluded Subsidiary), and each other Restricted Subsidiary of the Borrower (other than an Excluded Subsidiary) that shall be required to execute and deliver a guaranty or guaranty supplement pursuant to Section 6.12.

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“Guaranty” means the Guaranty made by the Guarantors in favor of the Administrative Agent on behalf of the Secured Parties, substantially in the form of Exhibit F, together with each other guaranty and guaranty supplement delivered pursuant to Section 6.12.

“Guilds and Unions” has the meaning specified in Section 7.01(w).

“Hard Costs” means for any given Production the aggregate of all costs (excluding costs payable to the Borrower and its Restricted Subsidiaries) to be incurred by the corporation or entity in connection therewith as set forth in the final production budget applicable thereto, including any capitalized interest expense.

“Hazardous Materials” means all radioactive and all hazardous or toxic substances, materials or wastes, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated as “hazardous” or “toxic”, or as a “pollutant” or a “contaminant”, pursuant to any Environmental Law.

“Hedge Bank” means any Person that (i) at the time it enters into a Swap Contract, is a Lender or an Agent or an Affiliate of a Lender or an Agent, (ii) within thirty days after the time it enters into a Swap Contract, becomes a Lender or an Agent or an Affiliate of a Lender or an Agent; provided that no such Person shall be considered a Hedge Bank or a Secured Party until such time as it shall have delivered written notice to the Administrative Agent that such Person has become a Lender or an Agent or an Affiliate of a Lender or an Agent, or (iii) with respect to Swap Contracts in effect as of the Closing Date, is, as of the Closing Date or within thirty days thereafter, a Lender or an Agent or an Affiliate of a Lender or an Agent and a party to a Swap Contract, in each case, in its capacity as a party to such Swap Contract, to the extent not already a party to the Loan Documents.

“Honor Date” has the meaning specified in Section 2.03(c)(i).

“ICE LIBOR” has the meaning specified in the definition of Eurodollar Base Rate.

“IFRS” means the International Financial Reporting Standards as promulgated from time to time by the International Accounting Standards Board.

“Immaterial Foreign Subsidiary” has the meaning specified in the definition of Material Foreign Subsidiary.

“Immaterial Subsidiary” means any Subsidiary of the Borrower that is listed on Schedule 1.01(e) or is designated in writing to the Administrative Agent by a Responsible Officer as an “Immaterial Subsidiary” that on a stand-alone basis, at any time, has (a) assets that are not in excess of 2.5% of the Borrower’s and its Restricted Subsidiaries’ Consolidated Total Assets and (b) Consolidated EBITDA that is not in excess of 2.5% of the Consolidated EBITDA of the Borrower and its Restricted Subsidiaries, in each case as of the most recently-ended Test Period; provided that, at any time, such designated Subsidiary, together with all Subsidiaries previously designated by the Borrower as “Immaterial Subsidiaries” do not, in the aggregate, have (i) assets in excess of 5.0% of the Borrower’s and its Restricted Subsidiaries’ Consolidated Total Assets or (ii) Consolidated EBITDA in excess of 5.0% of the Consolidated EBITDA of the Borrower and its Restricted Subsidiaries, in each case as of the most recently-ended Test Period.

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“Incremental Amount” means, at any date of determination, an amount not in excess of (a) the sum of (i) the greater of (x) $100,000,000 and (y) an amount equal to the Consolidated EBITDA of the Borrower and its Subsidiaries as of the most recently-ended Test Period minus (ii) the sum of (x) the aggregate principal amount of any Revolving Facility Increase, Term Facility Increase or any Incremental Term Commitment pursuant to Section 2.14, 2.15 or 2.16 in each case incurred in reliance on this clause (a), plus (y) the aggregate principal amount of any issuance or incurrence of Incremental Equivalent Debt pursuant to Section 2.20 incurred in reliance on this clause (a) (and, with respect to each Limited Condition Acquisition, at the election of the Borrower in accordance with Section 1.09(b), and only during the period from and after the related definitive agreement for such acquisition is entered into and until the earlier of the consummation of such acquisition or the termination of such agreement, the aggregate amount of the Indebtedness referenced in the foregoing clauses (x) and (y) above contemplated to be incurred in connection with such Limited Condition Acquisition), plus (b) an unlimited additional amount such that, in the case of this clause (b) only, after giving Pro Forma Effect to the incurrence of such Indebtedness (and, in the case of any Revolving Facility Increase, assuming a full utilization thereof on the date of incurrence of the applicable commitments and with the proceeds of any such Indebtedness being excluded from the determination of Unrestricted Cash and Cash Equivalents for such calculation (but, for the avoidance of doubt, giving effect to any repayment, repurchase or other reduction of Indebtedness effected with such proceeds substantially simultaneously with the incurrence thereof)), the First Lien Net Leverage Ratio would not exceed 4.50:1.00.

“Incremental Equivalent Debt” has the meaning specified in Section 2.20(a).

“Incremental Equivalent Debt Documentation” means, collectively, the indentures, loan agreements, credit agreements or other similar agreements pursuant to which any Incremental Equivalent Debt is issued or incurred.

“Incremental Term Commitment Effective Date” has the meaning specified in Section 2.16(c).

“Incremental Term Commitments” has the meaning specified in Section 2.16(a).

“Incremental Term Facility” has the meaning specified in Section 2.16(a).

“Incremental Term Lender” has the meaning specified in Section 2.16(b).

“Incremental Term Loan” has the meaning specified in Section 2.16(a).

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with IFRS:

(a)          all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)          the maximum amount (after giving effect to any prior drawings or reductions which have been reimbursed) of (i) all letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties and (ii) surety bonds, performance bonds and similar instruments issued or created by or for the account of such Person;

(c)          net obligations of such Person under any Swap Contract;

(d)          all obligations of such Person to pay the deferred purchase price of property (other than (w) trade accounts payable in the ordinary course of business and not more than one hundred eighty days overdue, (x) any purchase price adjustment, contingent payment or deferred payment incurred in connection with an acquisition or other Investment, so long as such obligation has not become a liability on the balance sheet of such Person in accordance with IFRS, (y) expenses accrued in the ordinary course of business and (z) obligations resulting from take-or pay contracts entered into in the ordinary course of business);

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(e)          Indebtedness (excluding prepaid interest thereon) of another Person secured by a Lien on property owned or being purchased by such Person (including Indebtedness arising under conditional sales or other title retention agreements and mortgage, industrial revenue bond, industrial development bond and similar financings), whether or not such Indebtedness shall have been assumed by such Person or is limited in recourse;

(f)          all Capitalized Lease Obligations;

(g)          all obligations of such Person with respect to redemption, repayment or other repurchase (excluding accrued dividends to the extent not increasing liquidation preference) in respect of Disqualified Equity Interests; and

(h)          all Guarantees of such Person in respect of any of the foregoing;

provided that Indebtedness shall not, in any event, include (i) prepaid or deferred revenue arising in the ordinary course of business, (ii) purchase price holdbacks arising in the ordinary course of business in respect of a portion of the purchase price of an asset to satisfy warranties or other unperformed obligations of the seller of such asset, (iii) deferred revenue, deferred taxes and obligations under operating leases and (iii) for so long as the Satisfaction and Discharge Funds have been deposited with the trustee in respect thereof which has been irrevocably instructed to use the proceeds to pay the redemption price thereof together with the applicable premium and accrued interest thereon (and to return any excess funds to the Borrower), the Discharged Senior Notes.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company or the foreign equivalent thereof) in which such Person is a general partner or a joint venturer, except to the extent the holders of such Indebtedness do not have recourse to such Person. The amount of any net obligation owed by such Person under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of Indebtedness of any Person for purposes of clause (e) above shall be deemed to be equal to the lesser of (i) the aggregate unpaid amount of such Indebtedness and (ii) the Fair Market Value of the property encumbered thereby as determined by such Person in good faith.

“Indemnified Liabilities” has the meaning specified in Section 10.05.

“Indemnified Taxes” means all Taxes, other than Excluded Taxes or Other Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Loan Parties under any Loan Document.

“Indemnitees” has the meaning specified in Section 10.05.

“Information” has the meaning specified in Section 10.08.

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“Initial Revolving Credit Commitment” means, as to each Revolving Credit Lender, its obligation to (a) make Initial Revolving Credit Loans to the Borrower pursuant to Section 2.01(b), (b) purchase participations in L/C Obligations and (c) purchase participations in Swingline Loans, in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Lender’s name on Schedule 2.01 under the caption “Initial Revolving Credit Commitment” or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement. The aggregate Initial Revolving Credit Commitment of all Revolving Credit Lenders shall be $30,000,000 on the Closing Date, as such amount may be adjusted from time to time in accordance with the terms of this Agreement.

“Initial Revolving Credit Facility” means, at any time, the aggregate amount of the Revolving Credit Lenders’ Initial Revolving Credit Commitments at such time.

“Initial Revolving Credit Loan” has the meaning specified in Section 2.01(b).

“Initial Term Commitment” means, as to each Term Lender, its obligation to make Initial Term Loans to the Borrower pursuant to Section 2.01(a) in an aggregate principal amount not to exceed the amount set forth opposite such Term Lender’s name on Schedule 2.01 under the caption “Initial Term Commitment” or opposite a comparable caption in the Assignment and Assumption pursuant to which such Term Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement. The initial aggregate amount of the Initial Term Commitments is $495,000,000.

“Initial Term Facility” means, at any time, (a) prior to the Closing Date, the aggregate Initial Term Commitments of all Term Lenders at such time and (b) thereafter, the aggregate Initial Term Loans of all Term Lenders at such time.

“Initial Term Loans” has the meaning specified in Section 2.01(a).

“Intellectual Property” means all intellectual property of any kind whatsoever and wheresoever situate, including intangibles, all security interests, goodwill, choses in action and other contractual benefits and all trademarks, trademark registrations and pending trademark applications, patents and pending patent applications, copyrights and other intellectual property, including, without limitation:

(a)          copyrights in any original works and all rights in any works not subject to copyright, design elements, ordering of content, graphic user interface, ideas or concepts, treatments, drafts or fictitious characters;

(b)          trade-marks, including both registered and unregistered trade-marks and service marks, designs, logos, indicia, distinguishing guises, trade dress, trade names, business names, any other source or business identifiers, and all goodwill associated with the foregoing; and

(c)          trade secrets, confidential information and know-how, innovations, processes, technology, reports and studies, data, business information, research designs, research results, patents, patent applications and notes, prototypes, drawings and design and construction specifications.

“Intellectual Property Security Agreement” means, collectively, the intellectual property security agreement, substantially in the form of Exhibit B to the Security Agreement, together with each intellectual property security agreement supplement executed and delivered pursuant to Section 6.12.

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“Intercompany Subordination Agreement” means an intercompany subordination agreement, in substantially the form of Exhibit I hereto, or otherwise in form and substance reasonably satisfactory to the Administrative Agent.

“Interest Payment Date” means, (a) as to any Eurodollar Rate Loan, the last day of each Interest Period applicable to such Loan and the Maturity Date of the Facility under which such Loan was made; provided, however, that if any Interest Period for a Eurodollar Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan or Canadian Prime Rate Loan, the last Business Day of each March, June, September and December and the Maturity Date of the Facility under which such Loan was made.

“Interest Period” means, as to each Eurodollar Rate Loan, the period commencing on the date such Eurodollar Rate Loan is disbursed or converted to or continued as a Eurodollar Rate Loan and ending on the date one, two, three or six months thereafter or a shorter period, or to the extent consented to by all Appropriate Lenders, twelve months thereafter or any shorter period, as selected by the Borrower in a Committed Loan Notice; provided that:

(a)          any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(b)          any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(c)          no Interest Period shall extend beyond the scheduled Maturity Date of the Facility under which such Loan was made.

“Investment” means, as to any Person, any direct or indirect investment by such Person, by means of (a) the purchase or other acquisition of Equity Interests or debt or other securities of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person and any arrangement pursuant to which the investor incurs debt of the type referred to in clause (h) of the definition of Indebtedness in respect of such Person or (c) the purchase or other acquisition (in one transaction or a series of transactions) of all or substantially all of the property and assets or business of another Person or assets constituting a business unit, line of business or division of such other Person; provided, however, that Swap Contracts entered into and investments made by the Borrower or any of its Subsidiaries at the direction of an employee thereof under any deferred compensation plan or a “rabbi trust” formed in connection with such plans shall not constitute “Investments” for purposes of this Agreement. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested (measured at the time made), without adjustment for subsequent increases or decreases in the value of such Investment.

“IP Rights” has the meaning specified in Section 5.08(b).

“IP Security Agreement Supplement” has the meaning specified in the Security Agreement.

“IRS” means the United States Internal Revenue Service.

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“ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).

“Issuer Documents” means with respect to any Letter of Credit, the Letter of Credit Application, and any other document, agreement and instrument entered into by the applicable L/C Issuer and the Borrower (or any applicable Restricted Subsidiary) or in favor of such L/C Issuer and relating to such Letter of Credit.

“Item of Product” means any animated or live action motion picture, film or video tape, television series or any episode thereof produced for theatrical, non-theatrical or television release or for release in any other medium, in each case whether recorded on film, videotape, cassette, cartridge, disc, digitally or on or by any other means, method, process or device whether now known or hereafter developed, or any internet, merchandising or music product, with respect to which any Loan Party owns or controls, in whole or in part, or acquires any rights to use and exploit. The term “Item of Product” shall include, without limitation, the scenario, screenplay or script upon which such Item of Product is based, all of the properties thereof, tangible and intangible, and whether now in existence or hereafter to be made or produced, whether or not in possession of a Loan Party, and all rights therein and thereto, of every kind and character.

“Joint Venture” means (a) any Person which would constitute an “equity method investee” of the Borrower or any of its Subsidiaries and (b) any Person in whom the Borrower or any of its Subsidiaries beneficially owns any Equity Interest that is not a Subsidiary.

“Junior Financing” means any Indebtedness that is (a) expressly subordinated in right of payment to the Obligations (other than intercompany Indebtedness), (b) secured on a junior priority basis relative to the Facilities by some or all of the Collateral or (c) unsecured (other than intercompany Indebtedness) and shall include, for the avoidance of doubt, the Convertible Debentures.

“Junior Financing Documentation” means any documentation governing any Junior Financing.

“Key Animation” means the animation activities carried on with respect to a Production following the approval by the Borrower to proceed from the development and pre-production stages of Production to completion and delivery.

“Latest Maturity Date” means, at any date of determination, the latest maturity date or expiration date applicable to any Term Loan, Revolving Credit Loan or Commitment hereunder at such time, including the latest maturity or expiration date of any Initial Term Loan, any Incremental Term Commitment (or Loan thereunder), any Extended Term Tranche or any Extended Revolving Tranche (or Loan thereunder), in each case, as extended in accordance with this Agreement from time to time.

“Latest Term Loan Maturity Date” means, at any date of determination, the latest maturity date applicable to any Tranche of Term Loans hereunder at such time, including the latest maturity or expiration date of any Initial Term Loan, any Incremental Term Facility (or Loan thereunder), any Incremental Term Commitment (or Loan thereunder) or any Extended Term Tranche, in each case, as extended in accordance with this Agreement from time to time.

“Laws” means, collectively, all applicable international, foreign, federal, state, provincial and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority.

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“L/C Advance” means, with respect to each Revolving Credit Lender, such Lender’s funding of its participation in any L/C Borrowing in accordance with its applicable Pro Rata Share.

“L/C Borrowing” means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed by the Borrower on the date required under Section 2.03(c)(i) or refinanced as a Revolving Credit Borrowing pursuant to Section 2.03(c)(ii).

“L/C Credit Extension” means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the renewal or increase of the amount thereof.

“L/C Issuer” means (a) Royal Bank, in its capacity as an issuer of standby Letters of Credit hereunder (it being understood that Royal Bank shall not be obligated to issue any trade or commercial letters of credit hereunder) or any successor issuer of Letters of Credit hereunder and (b) any other Lender reasonably acceptable to the Borrower and the Administrative Agent that agrees to issue Letters of Credit pursuant hereto, in each case in its capacity as an issuer of Letters of Credit hereunder, or any successor issuer of Letters of Credit hereunder.

“L/C Obligations” means, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts, including all L/C Borrowings. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.08. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

“Lender” has the meaning specified in the introductory paragraph to this Agreement and, as the context requires, includes each L/C Issuer and each Swingline Lender.

“Lending Office” means, as to any Lender, the office or offices of such Lender described as such in such Lender’s Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Borrower and the Administrative Agent.

“Letter of Credit” means any letter of credit issued hereunder.

“Letter of Credit Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by the applicable L/C Issuer, together with a request for an L/C Credit Extension, substantially in the form of Exhibit A-2 hereto or such other form as may be prescribed by the applicable L/C Issuer.

“Letter of Credit Expiration Date” means the day that is five Business Days prior to the scheduled Maturity Date then in effect for the Revolving Credit Facility (or, if such day is not a Business Day, the next preceding Business Day); provided that, as to any L/C Issuer, the Letter of Credit Expiration Date shall not, without the prior written consent of such L/C Issuer, be later than the day that is five Business Days prior to the scheduled Maturity Date of the Initial Revolving Credit Facility as of the Closing Date.

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“Letter of Credit Sublimit” means an amount equal to $5,000,000. The Letter of Credit Sublimit is part of, and not in addition to, the Revolving Credit Facility.

“Lien” means any mortgage, pledge, hypothecation, collateral assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any leases evidencing Capitalized Lease Obligations having substantially the same economic effect as any of the foregoing).

“Limited Condition Acquisition” means any acquisition or similar Investment permitted by Section 7.02. including by way of merger, amalgamation or consolidation, that the Borrower or one or more of its Restricted Subsidiaries is contractually committed to consummate, and whose consummation is not conditioned on the availability of, or on obtaining, third party financing (it being understood that (a) such commitment may be subject to other conditions precedent, which conditions precedent may be amended, satisfied or waived in accordance with the terms of the applicable agreement and (b) that the payment of a “termination”, “breakup” or similar fee shall not, in and of itself, constitute a financing out).

“Loan” means an extension of credit by a Lender to the Borrower under Article II in the form of an Initial Term Loan, an Incremental Term Loan, an Extended Term Loan, an Initial Revolving Credit Loan, a Swingline Loan or an Extended Loan under an Extended Revolving Commitment.

“Loan Documents” means, collectively, (i) this Agreement, (ii) any BA Instrument, (iii) the Notes, (iv) the Fee Letter and any other written agreement with the Lenders related to the payment of fees with respect to this Agreement, (v) the Guaranty, (vi) the Collateral Documents, (vii) any intercreditor or subordination agreement, (viii) any Extension Amendment and (viii) any joinder agreement entered into pursuant to Section 2.14, 2.15 or 2.16; but specifically excluding Secured Hedge Agreements and Secured Cash Management Agreements.

“Loan Parties” means, collectively, the Borrower and each Guarantor.

“London Banking Day” means any day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

“Market Broadcasting Agreement” means, (a) any Original Commission Market Broadcasting Agreements and (b) any and all agreements among the Borrower or any of its Restricted Subsidiaries, acting as broadcaster, and one or more Production Subsidiaries or other Restricted Subsidiaries, acting as distributor, pursuant to which such Production Subsidiary or Restricted Subsidiary, acting as distributor, sells, leases, licenses or assigns broadcast and/or other distribution and exploitation rights to any Item of Product to the Borrower or any of its Restricted Subsidiaries, acting as broadcaster, in each case, on an arm’s length basis.

“Market Broadcasting Fees” means, in respect of any Original Commission Market Broadcasting Agreement, the fees and other amounts payable by the Borrower or any of its Restricted Subsidiaries to the applicable Production Subsidiary or Restricted Subsidiary pursuant to such Original Commission Market Broadcasting Agreement.

“Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of common Equity Interests of the Borrower on the date of the declaration of a Restricted Payment permitted pursuant to Section 7.06(j) multiplied by (ii) the arithmetic mean of the closing prices per share of such common Equity Interests on the principal securities exchange on which such common Equity Interests are traded for the thirty consecutive trading days immediately preceding the date of declaration of such Restricted Payment.

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“Material Adverse Effect” means (a) a material adverse effect on the business, assets, liabilities (actual or contingent), financial condition or results of operations of the Borrower and its Restricted Subsidiaries, taken as a whole, (b) a material adverse effect on the ability of the Loan Parties (taken as a whole) to perform their respective payment obligations under the Loan Documents, (c) a material adverse effect on the legality, validity or enforceability of the Loan Documents or (d) a material adverse effect on the rights and remedies of the Lenders or the Administrative Agent under the Loan Documents.

“Material Agreement” means any agreement, contract or similar instrument to which any Loan Party is a party or to which any of its property or assets may be subject or bound for which breach, non-performance, cancellation or failure to renew could reasonably be expected to result in a Material Adverse Effect.

“Material Foreign Subsidiary” means (a) each Restricted Subsidiary that is formed under the laws of Canada or any province thereof or the United Kingdom, in each case other than an Excluded Subsidiary, and (b) each other Restricted Subsidiary (other than an Excluded Subsidiary) whose total assets (after intercompany eliminations) exceeds 3.0% of Consolidated Total Assets of the Borrower and its Restricted Subsidiaries as of the last day of a fiscal quarter of the Borrower; provided that the Restricted Subsidiaries that are excluded from the definition of “Material Foreign Subsidiary” pursuant to clause (b) hereof (any such Restricted Subsidiary, an “Immaterial Foreign Subsidiary”) shall not, in the aggregate, account for more than 10.0% of the Consolidated Total Assets of the Borrower and its Restricted Subsidiaries.

“Material Real Property” means any parcel of real property (other than a parcel with a Fair Market Value of less than $2,500,000) owned in fee by a Loan Party; provided, however, that one or more parcels owned in fee by such Loan Party and located adjacent to, contiguous with, or in close proximity to, and comprising one property with a common street address shall, in the reasonable discretion of the Administrative Agent, be deemed to be one parcel for the purposes of this definition.

“Maturity Date” means: (a) with respect to the Initial Revolving Credit Facility, the earlier of (i) June 30, 2022 and (ii) the date of termination in whole of the Initial Revolving Credit Commitments (including in respect of L/C Credit Extensions and the Swingline Sublimit) pursuant to Section 2.06(a) or 8.02, (b) with respect to the Initial Term Facility, the earlier of (i) December 29, 2023 and (ii) the date that the Initial Term Loans are declared due and payable pursuant to Section 8.02, (c) with respect to any Tranche of Extended Term Loans or Extended Revolving Commitments, the final maturity date as specified in the applicable Extension Amendment and (d) with respect to any Incremental Term Facility, the final maturity date as specified in the applicable amendment to this Agreement in respect of such Facility; provided, in each case, that if such day is not a Business Day, the applicable Maturity Date shall be the Business Day immediately preceding such day.

“Maximum Rate” has the meaning specified in Section 10.10.

“Minimum Extension Condition” has the meaning specified in Section 2.17(g).

“MNPI” has the meaning specified in Section 6.02.

“Moody’s” means Moody’s Investors Service, Inc. and any successor thereto.

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“Mortgage” means, collectively, the deeds of trust, trust deeds and mortgages made by the Loan Parties in favor or for the benefit of the Administrative Agent on behalf of the Lenders in form and substance reasonably satisfactory to the Administrative Agent.

“Mortgaged Properties” means any Material Real Property with respect to which a Mortgage is required pursuant to Section 6.12.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, to which any Loan Party, any Restricted Subsidiary thereof or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding six years, has made or been obligated to make contributions.

“NAIC” means the National Association of Insurance Commissioners.

“Net Cash Proceeds” means an amount equal to:

(a)          with respect to the Disposition of any asset by the Borrower or any of its Restricted Subsidiaries or any Casualty Event, the excess, if any, of (i) the sum of cash and Cash Equivalents received, directly or indirectly, in connection with such Disposition or Casualty Event (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received and, with respect to any Casualty Event, any insurance proceeds or condemnation awards in respect of such Casualty Event received by or paid to or for the account of the Borrower or any of its Restricted Subsidiaries and including any proceeds received as a result of unwinding any related Swap Contract in connection with such related transaction) over (ii) the sum of (A) the principal amount of any Indebtedness that is secured by the asset subject to such Disposition or Casualty Event and that is required to be repaid in connection with such Disposition or Casualty Event (other than Indebtedness under the Loan Documents), (B) the out-of-pocket expenses incurred by the Borrower or such Restricted Subsidiary in connection with such Disposition or Casualty Event (including attorneys’ fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary or reasonable fees actually incurred in connection therewith), (C) taxes paid or reasonably estimated to be payable in connection with such Disposition or Casualty Event and any repatriation costs associated with receipt by the applicable taxpayer of such proceeds, (D) any costs associated with unwinding any related Swap Contract in connection with such transaction, (E) any reserve for adjustment in respect of (x) the sale price of the property that is the subject of such Disposition established in accordance with IFRS and (y) any liabilities associated with such property and retained by the Borrower or any of its Restricted Subsidiaries after such Disposition, including pension and other post-employment benefit liabilities and Environmental Liabilities or against any indemnification obligations associated with such transaction, (F) any customer deposits required to be returned as a result of such Disposition, (G) the pro rata portion of the net cash proceeds of any Disposition or Casualty Event by any non-wholly owned Restricted Subsidiary (calculated without regard to this clause (G)) attributable to minority interests and not available for distribution to or for the account of the Borrower or a wholly-owned Restricted Subsidiary thereof as a result thereof and (H) the amount of any payments required to be made by the Borrower or any of its Restricted Subsidiaries in respect of such Disposition pursuant to equity options, management incentive plans or similar obligations in each case entered into in the ordinary course of business, and it being understood that “Net Cash Proceeds” shall include, without limitation, any cash or Cash Equivalents (i) received upon the Disposition of any non-cash consideration received by the Borrower or any Restricted Subsidiaries in any such Disposition and (ii) upon the reversal (without the satisfaction of any applicable liabilities in cash in a corresponding amount, or any offsetting other reserve) of any reserve described in clause (E) above; and

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(b)          with respect to the incurrence or issuance of any Indebtedness by the Borrower or any of its Restricted Subsidiaries, the excess, if any, of (i) the sum of the cash received in connection with such incurrence or issuance and in connection with unwinding any related Swap Contract in connection therewith over (ii) the investment banking fees, underwriting discounts and commissions, taxes paid or reasonably estimated to be payable or issuance and other out-of-pocket fees and expenses and other customary expenses, incurred by the Borrower or such Restricted Subsidiary in connection with such incurrence or issuance and any costs associated with unwinding any related Swap Contract in connection therewith.

For the avoidance of doubt, Net Cash Proceeds shall not include cash receipts from proceeds of insurance or indemnity payments to the extent that such proceeds, awards or payments are received by the Borrower or any of its Restricted Subsidiaries in respect of any third party claim against the Borrower or such Restricted Subsidiary, as applicable, and applied to pay (or to reimburse the Borrower or such Restricted Subsidiary, as applicable, for its prior payment of) such claim and the costs and expenses of the Borrower or such Restricted Subsidiary, as applicable, with respect thereto.

“Non-Consenting Lender” has the meaning specified in Section 3.07(d).

“Non-Extending Lender” has the meaning specified in Section 2.17(e).

“Note” means a Term Note or a Revolving Credit Note, as the context may require.

“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document or under any Secured Cash Management Agreement or Secured Hedge Agreement or otherwise with respect to any Loan, Swingline Loan, Letter of Credit, Secured Cash Management Agreement or Secured Hedge Agreement, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding; provided that (a) obligations of the Borrower or any of its Subsidiaries under any Secured Cash Management Agreement or Secured Hedge Agreement shall be secured and guaranteed pursuant to the Collateral Documents only to the extent that, and for so long as, the other Obligations are so secured and guaranteed and (b) any release of Collateral or Guarantors effected in the manner permitted by this Agreement shall not require the consent of holders of obligations under Secured Hedge Agreements or Cash Management Agreements. Without limiting the generality of the foregoing, the Obligations of the Loan Parties under the Loan Documents include (a) the obligation to pay principal, interest, premiums, if any, Letter of Credit commissions, charges, expenses, fees, indemnities and other amounts payable by any Loan Party under any Loan Document and (b) the obligation of any Loan Party to reimburse any amount in respect of any of the foregoing that any Lender, in its sole discretion, may elect to pay or advance on behalf of such Loan Party; provided, however, that the “Obligations” of a Loan Party shall exclude any Excluded Swap Obligations with respect to such Loan Party.

“OFAC” has the meaning specified in Section 5.22(a).

“OID” has the meaning specified in the definition of All-In Yield.

“Organization Documents” means (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction), (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement or limited liability company agreement (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction) and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture, trust or other applicable agreement of formation or organization, the operating agreement with respect thereto, and, if applicable, any agreement or instrument with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

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“Original Commission Market Broadcasting Agreement” means, any and all agreements among the Borrower or any of its Restricted Subsidiaries, acting as broadcaster, and one or more Production Subsidiaries or other Restricted Subsidiaries, acting as producer and/or distributor, pursuant to which a Production is commissioned for broadcast and/or other distribution and exploitation by the Borrower or any of its Restricted Subsidiaries, acting as broadcaster, from one or more Production Subsidiaries or other Restricted Subsidiaries, acting as producer and/or distributor.

“Other Connection Taxes” means, with respect to any Agent or any Lender, as applicable, Taxes imposed as a result of a present or former connection between such recipient and the jurisdiction imposing such Tax (other than connections arising from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” has the meaning specified in Section 3.01(b).

“Outstanding Amount” means: (a) with respect to any Tranche of Loans on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of such Loans (including any refinancing of outstanding unpaid drawings under Letters of Credit or L/C Credit Extensions as a Revolving Credit Borrowing) occurring on such date and (b) with respect to any L/C Obligations on any date, the amount of such L/C Obligations on such date after giving effect to any L/C Credit Extension occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date, including as a result of any reimbursements of outstanding unpaid drawings under any Letters of Credit (including any refinancing of outstanding unpaid drawings under Letters of Credit or L/C Credit Extensions as a Revolving Credit Borrowing) or any reductions in the maximum amount available for drawing under Letters of Credit taking effect on such date.

“Participant” has the meaning specified in Section 10.07(d).

“Participant Register” has the meaning specified in Section 10.07(k).

“PATRIOT Act” means The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56. (signed into law October 26, 2001)), as amended or modified from time to time.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Peanuts Agreements” means, collectively, (i) that certain agreement dated June 14, 1950, between United Feature Syndicate, Inc. and Charles M. Schulz, as amended, and assigned by United Feature Syndicate, Inc. to Peanuts Worldwide LLC pursuant to that certain Contribution and Assignment Agreement, dated June 3, 2010, between United Feature Syndicate, Inc. and Peanuts Worldwide LLC, (ii)  that certain agreement dated October 1, 1959, between United Feature Syndicate, Inc. and Charles M. Schulz, as amended, and assigned by United Feature Syndicate, Inc. to Peanuts Worldwide LLC pursuant to that certain Contribution and Assignment Agreement, dated June 3, 2010, between United Feature Syndicate, Inc. and Peanuts Worldwide LLC, and (iii) that certain agreement dated September 1, 1979, among United Feature Syndicate, Inc., Charles M. Schulz, and the trustees of the Schulz Family Renewal Copyright Trust, as amended, and assigned by United Feature Syndicate, Inc. to Peanuts Worldwide LLC pursuant to that certain Contribution and Assignment Agreement, dated June 3, 2010, between United Feature Syndicate, Inc. and Peanuts Worldwide LLC.

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“Pension Funding Rules” means the rules of the Code and ERISA regarding minimum required contributions (including any installment payment thereof) to Plans and set forth in, with respect to plan years ending prior to the effective date of the Pension Protection Act of 2006, Section 412 of the Code and Section 302 of ERISA, each as in effect prior to the Pension Protection Act of 2006 and, thereafter, Section 412, 430, 431, 432 and 436 of the Code and Sections 302, 303, 304 and 305 of ERISA.

“Perfection Exceptions” has the meaning specified in the Security Agreement.

“Permitted Acquisition” means (1) the Acquisition and (2) the purchase or other acquisition, by merger or otherwise, by the Borrower or any Restricted Subsidiary of all of the Equity Interests in, or all or substantially all the assets of (or all or substantially all the assets constituting a business unit, division, product line or line of business of) any Person; provided that with respect to clause (2) only (a) no Event of Default shall have occurred and be continuing or would result therefrom, (b) immediately after giving effect to such purchase or acquisition, the Borrower shall be in Pro Forma Compliance with the financial covenant set forth in Section 7.10, (c) any Person or assets or division acquired in connection herewith shall be in the same business or lines of business or reasonably related, ancillary or complementary businesses (including related, complementary, synergistic or ancillary technologies) in which the Borrower and/or its Subsidiaries are then engaged, or reasonable extensions thereof, (d) each applicable Loan Party and any such newly created or acquired Restricted Subsidiary shall have complied with the requirements of Section 6.12 or made arrangements reasonably satisfactory to the Administrative Agent for compliance therewith after the effectiveness of such Permitted Acquisition, in each case to the extent applicable, and (e) the total cash consideration (but excluding earn-outs, purchase price adjustments and other contingent payment obligations, except to the extent of any reserve required under IFRS in connection therewith (as determined at the time of the consummation of such Permitted Acquisition) to be established in respect thereof by the Borrower or its Restricted Subsidiaries to such sellers and all assumptions of Indebtedness in connection therewith) paid by or on behalf of the Borrower and its Restricted Subsidiaries for any such purchase or other acquisition of an entity that does not or will not (within the timeframe required by Section 6.12) become a Guarantor (including by way of merger or amalgamation) or of assets that do not or will not (within the timeframe required by Section 6.12) become Collateral, when aggregated with the cash consideration (calculated on the same basis) paid by or on behalf of the Borrower and the other Restricted Subsidiaries for all other purchases and other acquisitions made by the Borrower and the other Restricted Subsidiaries of entities that do not or will not (within the timeframe required by Section 6.12) become Guarantors (including by way of merger or amalgamation) or of assets that do not or will not (within the timeframe required by Section 6.12) become Collateral, shall not exceed $15,000,000 in the aggregate in any fiscal year.

“Permitted DHX Guarantees” means, in addition to the guarantees listed on Schedule 7.03. one or more guarantees from the Borrower to Persons providing Production Financing, guaranteeing the obligations of certain Production Subsidiaries under such Production Financing; provided that all such guarantees shall (a) entered into in the ordinary course of business, (b) be unsecured and (c) as to any such guarantees, be expressly subordinated to the Obligations on terms satisfactory to the Administrative Agent; provided, further, that with respect to any such guarantees outstanding on the Closing Date, the Borrower shall have obtained amendments or consents deemed reasonably necessary by the Administrative Agent to reflect the existence and seniority of this Agreement and the other Loan Documents and the Obligations in respect hereof and thereof; provided, further, however, that the Borrower shall not be required to obtain any such amendment or consent in connection with any such guarantee that is in respect of an aggregate principal amount of Indebtedness not to exceed (i) for the period from and including the Closing Date through and including September 29, 2017, $50,000,000, (ii) for the period from and including September 30, 2017 to and including December 30, 2017, $25,000,000 and (z) for any period thereafter, $0 (so long as, in each case, such guarantee otherwise complies with the requirements set forth in this definition).

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“Permitted Refinancing” means, with respect to any Person, any modification, refinancing, refunding, renewal, replacement, redemption, repurchase, defeasance, exchange and/or extension (collectively to “Refinance” or a “Refinancing” or “Refinanced”) of any Indebtedness (any such Indebtedness as so modified, refinanced, refunded, renewed, replaced, redeemed, repurchased, defeased, exchanged and/or extended, “Refinancing Indebtedness”) of such Person; provided that (a) the principal amount (or, if issued with original issue discount, the aggregate issue price) of such Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so Refinanced except by an amount equal to unpaid accrued interest, fees and premium (including tender premium) and penalties (if any) thereon, plus upfront fees and OID thereon, plus other reasonable and customary fees and expenses incurred or paid in connection with such Refinancing, plus an amount equal to any existing commitment unutilized and letters of credit undrawn thereunder; (b) such Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being Refinanced; (c) if the Indebtedness being Refinanced is subordinated in right of payment to the Obligations arising under the Loan Documents and was required to be subordinated when initially incurred, such Refinancing Indebtedness is subordinated in right of payment to the Obligations arising under the Loan Documents on terms, taken as a whole, not materially less favorable to the Lenders as those contained in the documentation governing the Indebtedness being Refinanced; (d) if the Indebtedness being Refinanced is secured by a second-priority or other junior-priority security interest in the Collateral and/or subject to any intercreditor arrangements for the benefit of the Lenders and was required to be subject to such intercreditor arrangements when initially incurred, such Refinancing Indebtedness is secured and subject to intercreditor arrangements on terms, taken as a whole, not materially less favorable to the Lenders as those contained in the documentation governing the Indebtedness being Refinanced, (e) such Refinancing Indebtedness is incurred by the Person who is or would have been permitted to be the obligor or guarantor (or any successor thereto) on the Indebtedness being Refinanced and (f) in the case of any Refinancing Indebtedness in respect of the Term Loans, such Refinancing Indebtedness shall be subject to the terms of Section 2.16(e)(vi) (assuming, for such purposes, that such Incremental Equivalent Debt were being incurred in the form of Incremental Term Loans).

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Physical Materials” means all tangible personal property relating to any Item of Product, including, without limitation, all exposed film, developed film, positives, negatives, prints, positive prints, answer prints, special effects, preparing materials (including interpositives, duplicate negatives, internegatives, color reversals, intermediates, lavenders, fine grain master prints and matrices, and all other forms of preprint elements), sound tracks, cutouts, trims, master tapes and any and all other physical properties of every kind and nature relating to such item of Product whether in completed form or in some state of completion, and all masters, duplicates, drafts, versions, variations and copies of each thereof, in all formats whether on film, videotape, disk or other optical or electronic media or otherwise and all music sheets and promotional materials relating to such Item of Product.

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“Pilot Production” means the Production of a single feature pilot television program for a television series.

“Plan” means any “employee benefit plan” (other than a Multiemployer Plan) within the meaning of Section 3(3) of ERISA that is or within the last six years has been maintained, contributed to or required to be contributed to by a Loan Party, Restricted Subsidiary or any ERISA Affiliate and is subject to Title IV of ERISA or the minimum funding standards under Section 412 of the Code or Section 302 of ERISA.

“Platform” has the meaning specified in Section 6.02.

“Pledged Debt” has the meaning specified in the Security Agreement.

“Pledged Interests” has the meaning specified in the Security Agreement.

“Pounds Sterling” or “£” means British Pounds Sterling or any successor currency in the United Kingdom.

“PPSA” means the Personal Property Security Act as in effect in any relevant Canadian jurisdiction, the laws of which are required by such legislation to be applied in connection with the issue, perfection, enforcement, opposability, validity or effect of security interests, including the Civil Code of Quebec.

“Prepayment Amount” has the meaning specified in Section 2.05(c).

“Prepayment Date” has the meaning specified in Section 2.05(c).

“Production” means, depending on the context in which it is used, (a) the management, facilitation and execution of all things necessary to physically make or produce (including development, pre-production, Key Animation, principal photography, post-production, completion and delivery, as such terms are commonly understood in the industry) a feature film, television program (episode or otherwise), television series (episodic or otherwise), filmed, video-taped, optically or digitally generated or computer generated entertainment of any kind, whether animation or live action, for any form of media presently existing or hereafter developed, including without limitation, all forms of television broadcasting and distribution, theatrical exhibition, video, home video and all other forms of home viewing, CD-ROM, DVD, Blu-ray, internet, online, interactive, all forms of video on demand and mobile and or (b) television program, episode, television series, feature film or filmed, video-taped or computer generated entertainment resulting from the foregoing activity and, for the avoidance of doubt, includes Item of Product and Pilot Productions.

“Production Financing” means financing obtained by a Production Subsidiary to finance a Production, where any security provided for such financing is limited to the rights of the applicable Production Subsidiary in the relevant Production to which such financing specifically relates (and, for the avoidance of doubt, not to any assets of the Borrower or any other Subsidiary of the Borrower).

“Production Subsidiary” means a Subsidiary of the Borrower, the principal business of which is the development, production and exploitation of a Production. The Production Subsidiaries in existence as of the date hereof are set forth in Schedule 9. “Public Lender” has the meaning specified in Section 6.02.

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“Pro Forma Basis”, “Pro Forma Compliance” and “Pro Forma Effect” means, in respect of a Specified Transaction, that such Specified Transaction and the following transactions in connection therewith (to the extent applicable) shall be deemed to have occurred as of the first day of the applicable period of measurement for the applicable covenant or requirement: (a) historical income statement items (whether positive or negative) attributable to the property or Person, if any, subject to such Specified Transaction, (i) in the case of a Dispositions or other disposition of all or substantially all Equity Interests in any Restricted Subsidiary of the Borrower or any division, product line, or facility used for operations of the Borrower or any of its Restricted Subsidiaries or a designation of a Subsidiary as an Unrestricted Subsidiary, shall be excluded, and (ii) in the case of a Permitted Acquisition, or any other purchase or other acquisition of all or substantially all of the property and assets or business of any Person, or of assets constituting a business unit, a line of business or division of such Person, or of all or substantially all of the Equity Interests in a Person, in each case, in accordance with Section 7.02, or a designation of a Subsidiary as a Restricted Subsidiary in accordance with Section 6.14(a), shall be included, (b) any repayment, retirement, redemption, satisfaction, and discharge or defeasance of Indebtedness or Disqualified Equity Interests, in each case, in accordance with Section 7.12 and (c) any Indebtedness incurred or assumed by the Borrower or any of its Restricted Subsidiaries in connection therewith and in compliance with Sections 7.01 and 7.03, and if such Indebtedness has a floating or formula rate, such Indebtedness shall have an implied rate of interest for the applicable period for purposes of this definition determined by utilizing the rate which is or would be in effect with respect to such Indebtedness as at the relevant date of determination (taking into account any hedging obligations applicable to such Indebtedness if such hedging obligation has a remaining term in excess of twelve months); provided that “Pro Forma Basis”, “Pro Forma Compliance” and “Pro Forma Effect” in respect of any Specified Transaction shall be calculated in a reasonable and factually supportable manner and certified by a Responsible Officer; provided, further, that at all times prior to the first delivery of the Section 6.01 Financials, this definition shall be applied based on the pro forma financial statements of the Borrower and its Subsidiaries set forth on Schedule 1.01(a) hereto.

“Pro Rata Share” means, with respect to each Lender and any Facility or all the Facilities (as the case may be) at any time, a fraction (expressed as a percentage, carried out to the ninth decimal place, and subject to adjustment as provided in Section 2.19), the numerator of which is the amount of the Commitments of such Lender under the applicable Facility or the Facilities (and, in the case of any Term Loan Tranche after the applicable borrowing date and without duplication, the principal amount of Term Loans of such Tranche of such Lender) at such time and the denominator of which is the amount of the Aggregate Commitments (and, in the case of any Term Loan Tranche and without duplication, the principal amount of Term Loans of such Tranche) under the applicable Facility or the Facilities at such time; provided that if the commitment of each Lender to make Loans, the obligation of each L/C Issuer to make L/C Credit Extensions and the obligation of each Swingline Lender to make Swingline Loans have been terminated pursuant to Section 8.02, then the Pro Rata Share of each Lender shall be determined based on the Pro Rata Share of such Lender immediately prior to such termination and after giving effect to any subsequent assignments made pursuant to the terms hereof. The initial Pro Rata Share of each Lender is set forth opposite the name of such Lender on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender became a party hereto, as applicable.

“Public Lender” has the meaning specified in Section 6.02.

“Refinance”, “Refinancing” and “Refinanced” has the meaning given to such terms in the definition of Permitted Refinancing.

“Register” has the meaning specified in Section 10.07(c).

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“Registered Equivalent Notes” means, with respect to any notes originally issued in an offering pursuant to Rule 144A under the Securities Act, applicable Canadian securities legislation or other private placement transaction under the Securities Act, substantially identical notes (having the same Guarantees) issued in a dollar-for-dollar exchange therefor pursuant to an exchange offer registered with the SEC.

“Regulation S-X” means Regulation S-X under the Securities Act.

“Regulation T” means Regulation T of the FRB as in effect from time to time.

“Regulation U” means Regulation U of the FRB as in effect from time to time.

“Regulation X” means Regulation X of the FRB as in effect from time to time.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, members, directors, officers, employees, agents, attorneys-in-fact, trustees, administrators, managers, advisors and representatives of such Person and of such Person’s Affiliates.

“Relevant Transaction” has the meaning specified in Section 2.05(b)(ii).

“Replaceable Lender” has the meaning specified in Section 3.07(a).

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30-day notice period has been waived.

“Repricing Transaction” means (a) any prepayment or repayment of any Initial Term Loans with the proceeds of, or any conversion of any Initial Term Loans into, any new or replacement tranche of term loans or debt securities that have an All-In Yield that is less than the All-In Yield applicable to the Initial Term Loans and (b) any amendment to the Initial Term Facility that reduces the All-In Yield applicable to the Initial Term Loans (including by way of a mandatory assignment of Initial Term Loans by any Non-Consenting Lender).

“Request for Credit Extension” means (a) with respect to a Borrowing a Committed Loan Notice, (b) with respect to an L/C Credit Extension, a Letter of Credit Application and (c) with respect to a Swingline Loan, a Swingline Loan Notice.

“Required Lenders” means, as of any date of determination, Lenders having more than 50% of the sum of the (a) Total Outstandings (with the aggregate amount of each Lender’s risk participation and funded participation in L/C Obligations and Obligations in respect of Swingline Loans being deemed “held” by such Lender for purposes of this definition), (b) aggregate unused Term Commitments and (c) aggregate unused Revolving Credit Commitments; provided that the unused Term Commitments of, unused Revolving Credit Commitment of, and the portion of the Total Outstandings held or deemed held by, any Defaulting Lender shall in each case be excluded for purposes of making a determination of Required Lenders; provided, further, that the amount of any participation in any Swingline Loan and Unreimbursed Amounts that such Defaulting Lender has failed to fund that have not been reallocated to and funded by another Lender shall be deemed to be held by the Lender that is the Swingline Lender or L/C Issuer, as the case may be, in making such determination; provided, further, that at any time there are two or more unaffiliated Lenders, “Required Lenders” must include at least two unaffiliated Lenders.

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“Required Revolving Lenders” means, as of any date of determination, Revolving Credit Lenders holding more than 50% of the sum of the (a) Total Revolving Credit Outstandings (with the aggregate amount of each Revolving Credit Lender’s risk participation and funded participation in L/C Obligations and Obligations in respect of Swingline Loans being deemed “held” by such Revolving Credit Lender for purposes of this definition) and (b) aggregate unused Revolving Credit Commitments; provided that the unused Revolving Credit Commitment of, and the portion of the Total Revolving Credit Outstandings held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Revolving Lenders; provided, further, that the amount of any participation in any Swingline Loans and Unreimbursed Amounts that such Defaulting Lender has failed to fund that have not been reallocated to and funded by another Lender shall be deemed to be held by the Lender that is the Swingline Lender or L/C Issuer, as the case may be, in making such determination; provided, further, that at any time there are two or more unaffiliated Revolving Credit Lenders, “Required Revolving Lenders” must include at least two unaffiliated Revolving Credit Lenders.

“Reset Date” has the meaning specified in Section 1.10(b).

“Responsible Officer” means the chief executive officer, director, president, executive vice president, chief financial officer, secretary or other similar officer of the Borrower. Any document delivered hereunder that is signed by a Responsible Officer shall be conclusively presumed to have been authorized by all necessary corporate action on the part of the Borrower and such Responsible Officer shall be conclusively presumed to have acted on behalf of the Borrower.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interest of any Person, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such Equity Interest, or on account of any return of capital to such Person’s stockholders, partners or members (or the equivalent Persons thereof).

“Restricted Subsidiary” means any Subsidiary of the Borrower that is not an Unrestricted Subsidiary.

“Revolving Credit Borrowing” means a borrowing consisting of simultaneous Revolving Credit Loans of the same Type and, in the case of Eurodollar Rate Loans or Bankers’ Acceptance Loans, having the same Interest Period or BA Period, as applicable, made by each of the Revolving Credit Lenders.

“Revolving Credit Commitment” means, as to each applicable Revolving Credit Lender, (i) its Initial Revolving Credit Commitment, if any, (ii) its Extended Revolving Commitment, if any, and (iii) without duplication of the foregoing, its commitment to provide Revolving Credit Loans in connection with a Revolving Facility Increase, if any, in each case as the context may require.

“Revolving Credit Facility” means, at any time, the aggregate amount of any Tranche of Revolving Credit Commitments of the Revolving Credit Lenders at such time.

“Revolving Credit Lender” means, at any time, any Lender that has a Revolving Credit Commitment at such time.

“Revolving Credit Loan” means Initial Revolving Credit Loans and Extended Loans under an Extended Revolving Commitment.

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“Revolving Credit Note” means a promissory note of the Borrower payable to any Revolving Credit Lender or its registered assigns, in substantially the form of Exhibit C-2 hereto, evidencing the aggregate indebtedness of the Borrower to such Revolving Credit Lender resulting from the Revolving Credit Loans made by such Revolving Credit Lender.

“Revolving Facility Increase” has the meaning specified in Section 2.14(a).

“Revolving Facility Increase Effective Date” has the meaning specified in Section 2.14(d).

“Revolving Facility Increase Lender” has the meaning specified in Section 2.14(b).

“Rollover Indebtedness” means Indebtedness of any Loan Party issued to any Lender in lieu of such Lender’s pro rata portion of any prepayment of Term Loans made pursuant to Section 2.05(a).

“Royal Bank” means Royal Bank of Canada.

“S&P” means Standard & Poor's Financial Services LLC, a subsidiary of S&P Global Inc. and any successor thereto.

“Sanctions” has the meaning specified in Section 5.21(a).

“Sanctioned Country” has the meaning specified in Section 5.22(a).

“Sanctioned Person” has the meaning specified in Section 5.22(a).

“Satisfaction and Discharge” has the meaning given to such term in the definition of the Transactions.

“Satisfaction and Discharge Funds” has the meaning given to such term in the definition of the Transactions.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Section 2.17 Additional Amendment” has the meaning specified in Section 2.17(c).

“Section 6.01 Financials” means the financial statements delivered, or required to be delivered, pursuant to Section 6.01(a) or 6.01(b), together with the accompanying Compliance Certificate delivered, or required to be delivered, pursuant to Section 6.02(a).

“Secured Cash Management Agreement” means any Cash Management Agreement that is entered into by and between any Loan Party and any Cash Management Bank, except for any such Cash Management Agreement designated by the Borrower (and acknowledged and agreed to by the applicable Cash Management Bank) in writing to the Administrative Agent as an “unsecured cash management agreement” as of the Closing Date or, if later, as of the time of entering into such Cash Management Agreement.

“Secured Hedge Agreement” means any Swap Contract permitted under Article VII that is entered into by and between any Loan Party and any Hedge Bank, except for any such Swap Contract designated by the Hedge Bank that is party to the Swap Contract and the Borrower in writing to the Administrative Agent as an “unsecured hedge agreement” as of the Closing Date or, if later, as of the time of entering into such Swap Contract.

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“Secured Parties” means, collectively, the Administrative Agent, the Lenders (including the Swingline Lender), the L/C Issuers, the Hedge Banks to the extent they are party to one or more Secured Hedge Agreements, the Cash Management Banks to the extent they are party to one or more Secured Cash Management Agreements, any Supplemental Administrative Agent, each co-agent or subagent appointed by the Administrative Agent from time to time pursuant to Article IX and the beneficiaries of each indemnification obligation undertaken by any Loan Party under any Loan Document.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Agreements” means, collectively, the Security Agreement dated the date hereof executed by the Loan Parties party thereto, substantially in the form of Exhibit G-1, the Canadian Security Agreement dated the date hereof executed by the Loan Parties party thereto substantially in the form of Exhibit G-2, and each other security agreement and security agreement supplement executed and delivered pursuant to Section 6.12.

“Security Agreement Supplement” has the meaning specified in the Security Agreement.

“Solvent” means, with respect to the Borrower and its Restricted Subsidiaries on a consolidated basis on any date of determination, that on such date (a)           the amount of the fair value of the assets of the Borrower and its Restricted Subsidiaries, on a consolidated basis as of such date, exceeds, on a consolidated basis, the amount of all liabilities of the Borrower and its Restricted Subsidiaries on a consolidated basis, contingent or otherwise, (b) the present fair saleable value of the property (on a going concern basis) of the Borrower and its Restricted Subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured in the ordinary course of business, (c) the Borrower and its Restricted Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured in the ordinary course of business and (d) the Borrower and its Restricted Subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, any business or transaction contemplated as of the date of such determination for which they have unreasonably small capital.

“SPC” has the meaning specified in Section 10.07(g).

“Specified Existing Tranche” has the meaning specified in Section 2.17(a).

“Specified Representations” means the representations and warranties made in Sections 5.01(a), 5.01(b)(ii), 5.01(c), 5.02(a) (limited to the execution, delivery and performance of the Loan Documents, incurrence of Indebtedness under the Loan Documents and the granting on the closing date of the guarantees and Liens in respect thereof), 5.02(c) (limited to the execution, delivery and performance of the Loan Documents, incurrence of Indebtedness under the Loan Documents and the granting on the closing date of the guarantees and Liens in respect thereof), 5.04, 5.13(a), 5.13(b), 5.13(c), 5.16, 5.17, 5.18, 5.19, 5.20 and 5.21, in each case, after giving effect to the Transactions.

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“Specified Transaction” means any incurrence or repayment, retirement, redemption, satisfaction and discharge or defeasance of Indebtedness (excluding Indebtedness incurred for working capital purposes other than pursuant to this Agreement, and including any contemplated incurrence of Indebtedness in connection with a Limited Condition Acquisition, unless and to the extent such Limited Condition Acquisition has been consummated without any such contemplated Indebtedness or the definitive agreement for such Limited Condition Acquisition has been terminated) or Disqualified Equity Interests, any acquisition or similar Investment permitted pursuant to Section 7.02 that results in a Person becoming a Subsidiary of the Borrower, any designation of a Subsidiary as a Restricted Subsidiary or as an Unrestricted Subsidiary, in each case, in accordance with Section 6.14(a) or any Disposition or other disposition that results in a Restricted Subsidiary ceasing to be a Subsidiary of the Borrower, any Investment constituting an acquisition of assets constituting a business unit, line of business or division of another Person, any Disposition or other disposition of a business unit, line of business or division of the Borrower or a Restricted Subsidiary thereof, the cessation of the operations of a business unit, line of business or division of the Borrower or a Restricted Subsidiary thereof or any operational change not in the ordinary course of business, in each case (other than in connection with any operating change) whether by merger, consolidation, amalgamation or otherwise or any material restructuring of the Borrower or implementation of any initiative not in the ordinary course of business, in each case, in accordance with the terms of this Agreement.

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity (a) of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned or (b) the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person and, in the case of this clause (b), which is treated as a consolidated subsidiary for accounting purposes. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a direct or indirect Subsidiary or Subsidiaries of the Borrower.

“Subsidiary Redesignation” has the meaning specified in the definition of Unrestricted Subsidiary.

“Supplemental Administrative Agent” has the meaning specified in Section 9.14(a) and “Supplemental Administrative Agents” shall have the corresponding meaning.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement, including any obligations or liabilities under any such master agreement.

“Swap Obligation” means with respect to any Loan Party, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

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“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer (other than a counterparty to any such Swap Contracts) in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

“Swingline Borrowing” means a borrowing consisting of a Swingline Loan made by the Swingline Lender pursuant to Section 2.04.

“Swingline Lender” means Royal Bank, in its capacity as provider of Swingline Loans, or any successor swingline lender hereunder.

“Swingline Loan” has the meaning specified in Section 2.04(a).

“Swingline Loan Notice” means a notice of a Swingline Loan pursuant to Section 2.04(b), which, if in writing, shall be substantially in the form of Exhibit A-3.

“Swingline Sublimit” means $5,000,000. The Swingline Sublimit is part of, and not in addition to, the Revolving Credit Facility.

“Synthetic Lease” means any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing arrangement whereby the arrangement is considered borrowed money indebtedness for tax purposes but is classified as an operating lease or does not otherwise appear on a balance sheet under IFRS.

“Targets” means, collectively, Peanuts Holdings LLC, a Delaware limited liability company, Shortcake IP Holdings LLC, a Delaware limited liability company, IBGSCREEN, LLC, a Delaware limited liability company, IBGNYC LLC, a Delaware limited liability company, and their respective Subsidiaries.

“Target Material Adverse Effect” means “Material Adverse Effect” as such term is defined in either of the Acquisition Agreements (as in effect on May 9, 2017).

“Taxes” means all present or future taxes, duties, levies, imposts, deductions, assessments, fees, withholdings or similar charges imposed by any Governmental Authority, including any additions to tax, penalties and interest with respect thereto.

“Term Borrowing” means a borrowing consisting of simultaneous Term Loans of the same Type and, in the case of Eurodollar Rate Loans, having the same Interest Period made by each of the Term Lenders pursuant to Section 2.01(a).

“Term Commitment” means, as to each applicable Term Lender, (i) its Initial Term Commitment, if any, (ii) its Incremental Term Commitment in the form of an Incremental Term Facility, if any, (iii) its commitment to provide Extended Term Loans, if any, and (iv) without duplication of the foregoing, its commitment to provide Term Loans in connection with a Term Facility Increase, if any, in each case as the context may require.

“Term Facility” means the Initial Term Facility, any Incremental Term Facility, any other Tranche of Term Commitments or Term Loans,

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“Term Facility Increase” has the meaning specified in Section 2.15(a).

“Term Facility Increase Lender” has the meaning specified in Section 2.15(b).

“Term Increase Effective Date” has the meaning specified in Section 2.15(c).

“Term Lender” means (a) at any time on or prior to the Closing Date, any Lender that has an Initial Term Commitment at such time and (b) at any time after the Closing Date, any Lender that holds Term Loans and/or Term Commitments (other than Initial Term Commitments) at such time.

“Term Loan” means an Initial Term Loan, an Incremental Term Loan or an Extended Term Loan, as the context may require.

“Term Note” means a promissory note of the Borrower payable to any Term Lender or its registered assigns, in substantially the form of Exhibit C-1 hereto, evidencing the indebtedness of the Borrower to such Term Lender resulting from the Term Loans made or held by such Term Lender.

“Test Period” means, as of the date of any determination under this Agreement, the four consecutive fiscal quarters of the Borrower then last ended and for which Section 6.01 Financials have been delivered to the Administrative Agent.

“Threshold Amount” means $15,000,000.

“Total Net Leverage Ratio” means, with respect to the Borrower and its Restricted Subsidiaries on a consolidated basis, as of the end of any Test Period, the ratio of (a) Consolidated Funded Indebtedness (less Unrestricted Cash and Cash Equivalents of as of the date of such determination) of the Borrower and its Restricted Subsidiaries as of the end of such Test Period to (b) Consolidated EBITDA of the Borrower and its Restricted Subsidiaries for such Test Period.

“Total Outstandings” means the aggregate Outstanding Amount of all Loans, all Swingline Loans and all L/C Obligations.

“Total Revolving Credit Outstandings” means the aggregate Outstanding Amount of all Revolving Credit Loans, Swingline Loans and L/C Obligations.

“Tranche” (a) with respect to Term Loans or Term Commitments, refers to whether such Term Loans or Term Commitments are (i) Initial Term Loans or Initial Term Commitments, (ii) Incremental Term Facilities or Incremental Term Loans with the same terms and conditions made on the same day or (iii) Extended Term Loans or Extended Term Tranches (of the same series) and (b) with respect to Revolving Credit Loans or Revolving Credit Commitments, refers to whether such Revolving Credit Loans or Revolving Credit Commitments are (i) Initial Revolving Credit Commitments or Initial Revolving Credit Loans or (ii) Extended Revolving Commitments or Extended Loans under such Extended Revolving Commitment (of the same series).

“Transactions” means, collectively, the following:

(a)          the incurrence by the Borrower, on the Closing Date, of the Initial Term Loans and Initial Revolving Credit Commitments;

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(b)          the consummation of the Acquisition and, if applicable, the other transactions described in the Acquisition Agreements or related thereto, in each case, in accordance with the terms of the Acquisition Agreements;

(c)          the use of the proceeds of the Initial Term Loans and the Initial Revolving Credit Loans (to the extent permitted pursuant to Section 6.11) in connection with (i) the payment of consideration with respect to the Acquisition, (ii) the refinancing of the existing Indebtedness of the Targets and the termination or release of guarantees and Liens in respect thereof, and the termination and unwinding of any interest rate hedging agreements in connection therewith, (iii) the refinancing of the existing Indebtedness of the Borrower and its Subsidiaries pursuant to its amended and restated senior secured credit agreement dated March 14, 2014 and the termination or release of guarantees and Liens in respect thereof, and the termination and unwinding of any interest rate hedging agreements in connection therewith and (iv) the satisfaction and discharge (the “Satisfaction and Discharge”) by the Borrower of the Discharged Senior Notes in accordance with the terms of the definitive documentation with respect thereto by depositing with the trustee thereunder sufficient funds (such funds, the “Satisfaction and Discharge Funds”) to repay the entire aggregate amount of the principal, accrued interest and any other amounts due on the redemption date in respect of such Discharged Senior Notes (clauses (ii), (iii) and (vi), collectively, the “Closing Date Refinancing”); and

(d)          the payment of all fees, premiums, expenses (including, without limitation, legal fees and expenses) and other transaction costs incurred in connection with the transactions described in the foregoing provisions of this definition.

“Type” means, with respect to a Loan, its character as a Base Rate Loan, a Eurodollar Rate Loan, a Bankers’ Acceptance Loan or a Canadian Prime Rate Loan.

“U.K. Non-Good Standing Subsidiaries” means, collectively, Cookie Jar Distribution Limited, Cookie Jar Entertainment Holdings UK Ltd, Cookie Jar Entertainment UK Ltd, DHX Media Distribution Limited DHX UK Holdings Limited and DHX Worldwide Limited.

“Undisclosed Administration” means, in relation to any Person, the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official by a supervisory authority or regulator under or based on the law in the country where such Person is subject to home jurisdiction supervision if applicable Law requires that such appointment is not to be publicly disclosed.

“Unfunded Advances/Participations” means, (a) with respect to the Administrative Agent, the aggregate amount, if any (i) made available to the Borrower on the assumption that each Lender has made available to the Administrative Agent such Lender’s share of the applicable Borrowing available to the Administrative Agent as contemplated by Section 2.12(b) and (ii) with respect to which a corresponding amount shall not in fact have been returned to the Administrative Agent by the Borrower or made available to the Administrative Agent by any such Lender, (b) with respect to any L/C Issuer, the aggregate amount, if any, of amounts drawn under Letters of Credit in respect of which a Revolving Credit Lender shall have failed to make Revolving Credit Loans or L/C Advances to reimburse such L/C Issuer pursuant to Section 2.03(c) and (c) with respect to any Swingline Lender, the aggregate amount, if any, of outstanding Swingline Loans in respect of which a Revolving Creditor Lender shall have failed to make Revolving Credit Loans to reimburse such Swingline Lender pursuant to Section 2.04(c).

“Uniform Commercial Code” or “UCC” means the Uniform Commercial Code as the same may from time to time be in effect in the State of New York or the Uniform Commercial Code (or similar code or statute) of another jurisdiction, to the extent it may be required to apply to any item or items of Collateral.

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“United States” and “U.S.” mean the United States of America.

“Unreimbursed Amount” has the meaning specified in Section 2.03(c)(i).

“Unrestricted Cash and Cash Equivalents” means cash and Cash Equivalents of the Borrower and the other Loan Parties on hand on the applicable date of determination, other than (a) cash or Cash Equivalents which are or should be listed as “restricted” on the consolidated balance sheet of the Borrower and its Subsidiaries as of such date and (b) any Satisfaction and Discharge Funds.

“Unrestricted Subsidiary” means (a) any Production Subsidiary (other than, for the avoidance of doubt, any Production Subsidiary that has been designated as a Restricted Subsidiary pursuant to the Section 6.14), (b) any Subsidiary of the Borrower designated by the Borrower as an Unrestricted Subsidiary hereunder in a Compliance Certificate delivered pursuant to Section 6.02(a) or, at the Borrower’s option, by a written notice delivered to the Administrative Agent; provided that the Borrower shall only be permitted to so designate an Unrestricted Subsidiary after the Closing Date and so long as (i) no Default has occurred and is continuing or would result therefrom, (ii) immediately after giving effect to such designation, the Borrower shall be in Pro Forma Compliance with the financial covenant set forth in Section 7.10, (iii) such Unrestricted Subsidiary shall be capitalized (to the extent capitalized by the Borrower or any Restricted Subsidiary) through Investments as permitted by, and in compliance with, Section 7.02 (valued at the Fair Market Value of such Investments at the time of such designation), (iv) without duplication of clause (iii), any assets owned by such Unrestricted Subsidiary at the time of the initial designation thereof shall be treated as Investments pursuant to Section 7.02 (valued at the Fair Market Value of such Investments at the time of such designation) and (v) the Borrower shall have delivered to the Administrative Agent a certificate executed by a Responsible Officer , certifying compliance with the requirements of preceding clauses (i) and (ii), and containing the calculations required by the preceding clause (ii) and (c) any Subsidiary of an Unrestricted Subsidiary. The Borrower may designate any Unrestricted Subsidiary to be a Restricted Subsidiary for purposes of this Agreement in a Compliance Certificate delivered pursuant to Section 6.02(a) or, at the Borrower’s option, by a written notice delivered to the Administrative Agent (each, a “Subsidiary Redesignation”); provided that (w) no Default has occurred and is continuing or would result therefrom, (x) immediately after giving effect to such Subsidiary Redesignation, the Borrower shall be in Pro Forma Compliance with the financial covenant set forth in Section 7.10, (y) any Indebtedness of the applicable Subsidiary and any Liens encumbering its property existing as of the time of such Subsidiary Redesignation shall be deemed newly incurred or established, as applicable, at such time and (z) the Borrower shall have delivered to the Administrative Agent a certificate executed by a Responsible Officer, certifying compliance with the requirements of preceding clauses (w) and (x), and containing the calculations required by the preceding clause (x); provided, further, that no Unrestricted Subsidiary that has been designated as a Restricted Subsidiary pursuant to a Subsidiary Redesignation may again be designated as an Unrestricted Subsidiary. Schedule 1.01(d) sets forth the list of all Unrestricted Subsidiaries as of the Closing Date. Any Subsidiary designated in a Compliance Certificate as an Unrestricted Subsidiary, shall be deemed to be an Unrestricted Subsidiary as of the date such Compliance Certificate or other written notice, as applicable, is delivered to the Administrative Agent. Each Compliance Certificate shall contain a list of all Production Subsidiaries formed or incorporated since the delivery of the most recent Compliance Certificate.

“U.S. Lender” has the meaning specified in Section 10.16(c).

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“Voting Equity Interests” means, with respect to any Person, the outstanding Equity Interests of a Person having the power, directly or indirectly, to designate the board of directors (or other similar governing body) of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years (and/or portion thereof) obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness.

“wholly-owned” means, with respect to a Subsidiary of a Person, a Subsidiary of such Person all of the outstanding Equity Interests of which (other than (x) director’s qualifying shares and (y) shares issued to foreign nationals to the extent required by applicable Law) are owned by such Person and/or by one or more wholly-owned Subsidiaries of such Person.

“Wild Brain Family” means Wild Brain Family International Limited, a United Kingdom corporation.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

Section 1.02         Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)          The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b)          The words “herein”, “hereto”, “hereof” and “hereunder” and words of similar import when used in any Loan Document shall refer to such Loan Document as a whole and not to any particular provision thereof.

(i)          Article, Section, Exhibit and Schedule references are to the Loan Document in which such reference appears.

(ii)         The term “including” is by way of example and not limitation.

(iii)        The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(iv)        Any reference herein to any Person shall be construed to include such Person’s successors and assigns.

(c)          In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including”.

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(d)          Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

Section 1.03         Accounting Terms.

(a)          All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, IFRS, as in effect from time to time, applied in a manner consistent with that used in preparing the audited Section 6.01 Financials, except as otherwise specifically prescribed herein.

(b)          If at any time any change in IFRS or the application thereof would affect the computation or interpretation of any financial ratio, basket, requirement or other provision set forth in any Loan Document, and either the Borrower or the Required Lenders shall so request, the Administrative Agent and the Borrower shall negotiate in good faith to amend such ratio, basket, requirement or other provision to preserve the original intent thereof in light of such change in IFRS or the application thereof (subject to the approval of the Required Lenders not to be unreasonably withheld, conditioned or delayed); provided that, until so amended, (A) such ratio, basket, requirement or other provision shall continue to be computed or interpreted in accordance with IFRS or the application thereof prior to such change therein and (B) in the case of any relevant calculation, the Borrower shall provide to the Administrative Agent and the Lenders a written reconciliation in form and substance reasonably satisfactory to the Administrative Agent, between calculations of such ratio, basket, requirement or other provision made before and after giving effect to such change in IFRS or the application thereof.

(c)          Notwithstanding anything to the contrary contained herein, all financial covenants, basket amounts and ratios contained herein or in any other Loan Document shall be calculated (i) without giving effect to any election under IFRS 9 (Financial Instruments) (or any similar accounting principle) permitting a Person to value its financial liabilities at the fair value thereof and (ii) without giving effect to any changes in IFRS after the Closing Date that would require lease obligations that were treated as operating leases under IFRS as in effect on the Closing Date to be classified and accounted for as capital leases or otherwise reflected as Indebtedness on the Borrower’s consolidated balance sheet.

Section 1.04         Rounding. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

Section 1.05         References to Agreements and Laws. Unless otherwise expressly provided herein, (a) references to Organization Documents, agreements (including the Loan Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted by any Loan Document and (b) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

Section 1.06         Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight savings or standard, as applicable).

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Section 1.07         Timing of Payment or Performance. When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment (other than as described in the definition of Interest Period or BA Period) or performance shall extend to the immediately succeeding Business Day.

Section 1.08         Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

Section 1.09         Pro Forma Calculations; Limited Condition Acquisitions.

(a)          Notwithstanding anything herein to the contrary, for purposes of determining compliance with any test or covenant contained in this Agreement, the First Lien Net Leverage Ratio and the Total Net Leverage Ratio shall be calculated (including for purposes of Sections 2.14, 2.15, 2.16 and 2.20) on a Pro Forma Basis with respect to each Specified Transaction occurring during the applicable four quarter period to which such calculation relates, and subsequent to the end of such four-quarter period but not later than the date of such calculation (notwithstanding that such ratio may be said to be determined as of the end of a Test Period); provided that notwithstanding the foregoing, when calculating the Total Net Leverage Ratio for purposes of (i) the Applicable Commitment Fee, (ii) determining the applicable percentage of Excess Cash Flow for purposes of Section 2.05(b) and (iii) determining actual compliance (and not Pro Forma Compliance or compliance on a Pro Forma Basis) with the financial covenant set forth in Section 7.10, any Specified Transaction and any related adjustment contemplated in the definition of Pro Forma Basis (and corresponding provisions of the definition of Consolidated EBITDA) that occurred subsequent to the end of the applicable four quarter period shall not be given Pro Forma Effect.

(b)          Notwithstanding anything herein to the contrary, for purposes of determining (i) compliance on a Pro Forma Basis with any First Lien Net Leverage Ratio or Total Net Leverage Ratio or (ii) whether a Default or Event of Default has occurred and is continuing, in each case, in connection with the consummation of a Limited Condition Acquisition, the date of such determination shall, at the election of the Borrower (with such election to be made on or prior to the date on which the definitive agreements for such Limited Condition Acquisition are executed by the Borrower or its applicable Restricted Subsidiary), be the time the definitive agreements for such Limited Condition Acquisition are entered into after giving Pro Forma Effect to such Limited Condition Acquisition and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof), in each case, as if they occurred at the beginning of the applicable Test Period, and, for the avoidance of doubt, if any of such ratios or amounts are exceeded as a result of fluctuations in such ratio or amount including due to fluctuations in Consolidated EBITDA of the Borrower or the Person subject to such acquisition or investment, at or prior to the consummation of the relevant Limited Condition Acquisition, such ratios will not be deemed to have been exceeded as a result of such fluctuations solely for purposes of determining whether the relevant transaction or action is permitted to be consummated or taken; provided that if the Borrower elects to have such determinations occur at the time of entry into the definitive agreement with respect to such Limited Condition Acquisition, the Indebtedness to be incurred (and any associated Liens) shall be deemed incurred at the time of such election (until such time as the Indebtedness is actually incurred or the applicable acquisition agreement is terminated without actually consummating the applicable Limited Condition Acquisition (in which case such Limited Condition Acquisition and the incurrence of related Indebtedness (and any associated Liens) will not be treated as having occurred)) and outstanding thereafter for purposes of Pro Forma Compliance with any applicable ratios, tests or other baskets, as the case may. Notwithstanding anything herein to the contrary, for purposes of determining compliance with any provision of this Agreement which requires Pro Forma Compliance with the financial covenant set forth in Section 7.10 prior to September 30, 2017, such Pro Forma Compliance Requirement shall be deemed to be a requirement that the Borrower is in Pro Forma Compliance with a Total Net Leverage Ratio not to exceed 7.25:1.00.

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Section 1.10         Currency Equivalents Generally.

(a)          Any amount specified in this Agreement (other than Articles II, IX and X) or any of the other Loan Documents to be in Dollars shall also include the equivalent of such amount in any other currency other than Dollars, such equivalent amount to be determined at the rate of exchange quoted by the Administrative Agent at the close of business on the Business Day immediately preceding any date of determination thereof, to prime banks in New York, New York for the spot purchase in the New York foreign exchange market of such amount in Dollars with such other currency; provided that if any basket is exceeded solely as a result of fluctuations in applicable currency exchange rates after the last time such basket was utilized, such basket will not be deemed to have been exceeded solely as a result of such fluctuations in currency exchange rates.

(b)          On each Calculation Date, the Administrative Agent shall (i) determine the Dollar Equivalent as of such Calculation Date with respect to each Designated Foreign Currency Loan and Letter of Credit Letter of Credit is to be denominated in a currency other than Dollars and (ii) give written notice thereof to the Borrower. The Dollar Equivalent so determined shall become effective on such Calculation Date (a “Reset Date”), shall remain effective until the next succeeding Reset Date, and shall for all purposes of this Agreement (other than any provision expressly requiring the use of a current Dollar Equivalent and except for purposes of financial statements delivered by the Loan Parties hereunder or calculating financial ratios hereunder) be the Dollar Equivalent employed in converting any amounts between Dollars and Designated Foreign Currencies.

(c)          Wherever in this Agreement in connection with a Borrowing or assignment of Loans or Commitments or issuance, amendment, modification, renewal or extension of Letter of Credit, an amount, such as a required minimum or multiple amount, is expressed in Dollars, but such Borrowing or such Loans and/or Commitments being borrowed or assigned or Letters of Credit are denominated in a Designated Foreign Currency, such amount shall be the same number figure as applicable to such Dollar amount, but expressed in the applicable Designated Foreign Currency.

Article II
The Commitments and Credit Extensions

Section 2.01         The Loans.

(a)          The Term Borrowing. Subject to the terms and conditions set forth herein, each Term Lender severally agrees to make a single loan denominated in Dollars to the Borrower on the Closing Date in an aggregate amount not to exceed such Term Lender’s Initial Term Commitment (the “Initial Term Loans”). The initial Term Borrowing shall consist of Term Loans made simultaneously by the Term Lenders in accordance with their respective Initial Term Commitments. Amounts borrowed under this Section 2.01(a) and subsequently repaid or prepaid may not be reborrowed. Term Loans may be Base Rate Loans or Eurodollar Rate Loans as further provided herein.

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(b)          The Revolving Credit Borrowings. Subject to the terms and conditions set forth herein, each Revolving Credit Lender severally agrees to make loans denominated in Dollars or any Designated Foreign Currency (each such loan, an “Initial Revolving Credit Loan”) to the Borrower from time to time on and after the Closing Date (except that Initial Revolving Credit Loans may only be borrowed on the Closing Date in an aggregate principal amount not to exceed $15,000,000, provided that no more than $10,000,000 of which shall be utilized to fund the Transactions or the fees and expenses in connection therewith plus such additional amounts as are necessary to fund any additional OID or upfront fees required to be funded on the Closing Date), on any Business Day until and excluding the Business Day preceding the Maturity Date for the Initial Revolving Credit Facility, in an aggregate amount not to exceed at any time outstanding the amount of such Lender’s Initial Revolving Credit Commitment; provided, however, that after giving effect to any Borrowing of Initial Revolving Credit Loans, (i) the Total Revolving Credit Outstandings applicable to the Initial Revolving Credit Facility shall not exceed the Initial Revolving Credit Commitment and (ii) the aggregate Outstanding Amount of the Initial Revolving Credit Loans of any Lender, plus such Lender’s Pro Rata Share (under the Initial Revolving Credit Facility) of the Outstanding Amount of all L/C Obligations (applicable to the Initial Revolving Credit Facility) and Pro Rata Share (under the Initial Revolving Credit Facility) of the Outstanding Amount of all Swingline Loans applicable to the Initial Revolving Credit Facility, shall not exceed such Lender’s Initial Revolving Credit Commitment. Within the limits of each Lender’s Initial Revolving Credit Commitment, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.01(b), prepay under Section 2.05, and reborrow under this Section 2.01(b). Revolving Credit Loans may be Base Rate Loans, Canadian Prime Rate Loans, Eurodollar Rate Loans or Bankers’ Acceptance Loans, as further provided herein. If at the time of any Borrowing of Revolving Credit Loans (including any deemed Borrowing of Revolving Credit Loans made pursuant to Section 2.03) there shall be more than one Tranche of Revolving Credit Commitments, if the Borrower so directs, such Borrowing shall be allocated pro rata among such Tranches.

Section 2.02         Borrowings, Conversions and Continuations of Loans.

(a)          Each Term Borrowing, each Revolving Credit Borrowing, each conversion of Term Loans or Revolving Credit Loans from one Type to the other, and each continuation of Eurodollar Rate Loans shall be made upon the Borrower’s irrevocable notice to the Administrative Agent, which may be initially given by telephone as provided below. Each such notice must be received by the Administrative Agent not later than (i) 11:00 a.m. three Business Days prior to the requested date of any Borrowing of, conversion of Base Rate Loans or Canadian Prime Rate Loans (as applicable) to, or continuation of, Eurodollar Rate Loans or Bankers’ Acceptance Loans (as applicable), or of any conversion of Eurodollar Rate Loans to Base Rate Loans or conversion of Bankers’ Acceptance Loans to Canadian Prime Rate Loans and (ii) 11:00 a.m. one Business Day prior to the requested date of any Borrowing of Base Rate Loans or Canadian Prime Rate Loans; provided, however, that if the Borrower wishes to request Eurodollar Rate Loans having an Interest Period of twelve months in duration as provided in the definition of Interest Period, (x) the applicable notice must be received by the Administrative Agent not later than 2:00 p.m. four Business Days prior to the requested date of such Borrowing, conversion or continuation, whereupon the Administrative Agent shall give prompt notice to the Appropriate Lenders of such request and determine whether the requested Interest Period is acceptable to all of them and (y) not later than 10:00 a.m. three Business Days before the requested date of such Borrowing, conversion or continuation, the Administrative Agent shall notify the Borrower whether or not the requested Interest Period has been so consented to by all the Appropriate Lenders. Each written notice by the Borrower pursuant to this Section 2.02(a) shall be delivered by the Borrower to the Administrative Agent in the form of a Committed Loan Notice, and each telephone notice shall be confirmed promptly by delivery to the Administrative Agent of a Committed Loan Notice, in each case, appropriately completed and signed by a Responsible Officer. Each Borrowing of, conversion to or continuation of Eurodollar Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $250,000 in excess thereof. Except as provided in Section 2.03(c), each Borrowing of, or conversion to, Base Rate Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof. Each Committed Loan Notice shall specify (i) whether the Borrower is requesting a Term Borrowing, a Revolving Credit Borrowing, a conversion of Term Loans or Revolving Credit Loans from one Type to the other, or a continuation of Eurodollar Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed, converted or continued, (iv) the Type and currency of Loans to be borrowed or to which existing Loans are to be converted and (v) if applicable, the duration of the Interest Period or BA Period with respect thereto. If the Borrower fails to specify a Type of Loan in a Committed Loan Notice or if the Borrower fails to give a timely notice requesting a conversion or continuation, then the applicable Term Loans or Revolving Credit Loans shall be made as, or converted to, (x) in the case of a Borrowing denominated in Dollars, Base Rate Loans, (y) in the case of a Borrowing denominated in Canadian Dollars, a Canadian Prime Rate Loans and (z) in the case of a Borrowing denominated in any Designated Foreign Currency (other than Canadian Dollars), a Eurodollar Rate Loan with an Interest Period of one month’s duration. Any such automatic conversion to Base Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurodollar Rate Loans. If the Borrower requests a Borrowing of, conversion to, or continuation of Eurodollar Rate Loans in any such Committed Loan Notice, but fails to specify an Interest Period, the Borrower will be deemed to have specified an Interest Period of one month.

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(b)          Following receipt of a Committed Loan Notice, the Administrative Agent shall promptly notify each applicable Lender of the amount of its ratable share of the applicable Term Loans or Revolving Credit Loans, and if no timely notice of a conversion or continuation is provided by the Borrower, the Administrative Agent shall notify each applicable Lender of the details of any automatic conversion to Base Rate Loans described in Section 2.02(a). In the case of a Term Borrowing or a Revolving Credit Borrowing, each Appropriate Lender shall make the amount of its Loan available to the Administrative Agent in immediately available funds at the Administrative Agent’s Office not later than 1:00 p.m. on the Business Day specified in the applicable Committed Loan Notice. Upon satisfaction of the applicable conditions set forth in Section 4.02 (or, if such Borrowing is the initial Credit Extension, Section 4.01), the Administrative Agent shall make all funds so received available to the Borrower in like funds as received by the Administrative Agent either by (i) crediting the account of the Borrower on the books of the Administrative Agent with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Borrower; provided, however, that if, on the date the Committed Loan Notice with respect to such Borrowing is given by the Borrower, there are L/C Borrowings outstanding, then the proceeds of such Borrowing shall be applied, first, to the payment in full of any such L/C Borrowings and second, to the Borrower as provided above.

(c)          Except as otherwise provided herein, a Eurodollar Rate Loan may be continued or converted only on the last day of an Interest Period for such Eurodollar Rate Loan unless the Borrower pays the amount due under Section 3.05 in connection therewith. During the existence of a Default, at the election of the Administrative Agent or the Required Lenders, no Loans may be requested as, converted to or continued as Eurodollar Rate Loans.

(d)          The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Interest Period for Eurodollar Rate Loans upon determination of such interest rate. The determination of the Eurodollar Rate by the Administrative Agent shall be conclusive in the absence of manifest error. At any time that Base Rate Loans are outstanding, the Administrative Agent shall notify the Borrower and the Lenders of any change in the Administrative Agent’s prime rate used in determining the Base Rate promptly following such change.

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(e)          After giving effect to all Term Borrowings, all Revolving Credit Borrowings, all conversions of Term Loans or Revolving Credit Loans from one Type to the other, and all continuations of Term Loans or Revolving Credit Loans as the same Type, there shall not be more than five Interest Periods in effect.

(f)          The failure of any Lender to make the Loan to be made by it as part of any Borrowing shall not relieve any other Lender of its obligation, if any, hereunder to make its Loan on the date of such Borrowing, but no Lender shall be responsible for the failure of any other Lender to make the Loan to be made by such other Lender on the date of any Borrowing.

Section 2.03         Letters of Credit.

(a)          The Letter of Credit Commitment.

(i)          Subject to the terms and conditions set forth herein, (A) each L/C Issuer agrees, in reliance upon the agreements of the other Revolving Credit Lenders set forth in this Section 2.03, (1) from time to time on any Business Day during the period from the Closing Date until no later than ten Business Days prior to the Latest Maturity Date of the Revolving Credit Facility, to issue Letters of Credit in Dollars or in a Designated Foreign Currency for the account of the Borrower or any Restricted Subsidiary (provided that the Borrower hereby irrevocably agrees to reimburse the applicable L/C Issuer for amounts drawn on any Letters of Credit issued for the account of any other Restricted Subsidiary on a joint and several basis with such Restricted Subsidiary and any Letter of Credit issued for the account of a Restricted Subsidiary that is not a Loan Party shall be subject to receipt of such “know your customer” documentation as may be requested by the applicable L/C Issuer) and to amend or renew Letters of Credit previously issued by it, in accordance with Section 2.03(b), and (2) to honor drawings under the Letters of Credit and (B) the Revolving Credit Lenders severally agree to participate in Letters of Credit issued for the account of the Borrower or any Restricted Subsidiary; provided that no L/C Issuer shall be obligated to make any L/C Credit Extension with respect to any Letter of Credit, and no Lender shall be obligated to participate in any Letter of Credit, if as of the date of and after giving effect to such L/C Credit Extension (x) the Total Revolving Credit Outstandings would exceed the aggregate Revolving Credit Facility, (y) the aggregate Outstanding Amount of the Revolving Credit Loans of any Lender, plus such Lender’s Pro Rata Share (under the aggregate Revolving Credit Facility) of the Outstanding Amount of all L/C Obligations and Pro Rata Share (under the aggregate Revolving Credit Facility) of the Outstanding Amount of all Swingline Loans would exceed such Lender’s Revolving Credit Commitment or (z) the Outstanding Amount of all L/C Obligations would exceed the Letter of Credit Sublimit. Within the foregoing limits, and subject to the terms and conditions hereof, the Borrower’s ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrower may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed.

(ii)         No L/C Issuer shall be under any obligation to issue any Letter of Credit if:

(A)         any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such L/C Issuer from issuing such Letter of Credit, or any Law applicable to such L/C Issuer or any request or directive (whether or not having the force of Law) from any Governmental Authority with jurisdiction over such L/C Issuer shall prohibit, or request that such L/C Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such L/C Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (for which such L/C Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon such L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which, in each case, such L/C Issuer in good faith deems material to it;

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(B)         subject to Section 2.03(b)(iii), the expiry date of such requested Letter of Credit would occur after the earlier of (x) the fifth Business Day prior to the Maturity Date of the Revolving Credit Facility and (y) the date that is twelve months after the date of issuance or last renewal, unless the Required Revolving Lenders have approved such expiry date;

(C)         the expiry date of such requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless the applicable L/C Issuer and all the Revolving Credit Lenders have approved such expiry date;

(D)         the issuance of such Letter of Credit would violate one or more generally applicable policies of such L/C Issuer in place at the time of such request;

(E)         such Letter of Credit is in an initial stated amount of less than $100,000 (or such lesser amount as is acceptable to the applicable L/C Issuer in its sole discretion), or such Letter of Credit is to be denominated in a currency other than Dollars; or

(F)         any Revolving Credit Lender is at that time a Defaulting Lender, if after giving effect to Section 2.19(a)(iv), any Fronting Exposure remains outstanding, unless such L/C Issuer has entered into arrangements, including the delivery of Cash Collateral, reasonably satisfactory to such L/C Issuer with the Borrower or such Lender to eliminate such Fronting Exposure arising from either the Letter of Credit then proposed to be issued or such Letter of Credit and all other L/C Obligations as to which such L/C Issuer has Fronting Exposure.

(iii)        No L/C Issuer shall be under any obligation to amend any Letter of Credit if (A) such L/C Issuer would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(iv)        Each L/C Issuer shall act on behalf of the Revolving Credit Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and each L/C Issuer shall have all of the benefits and immunities (A) provided to the Administrative Agent in Article IX with respect to any acts taken or omissions suffered by such L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and Issuer Documents pertaining to such Letters of Credit as fully as if the term “Administrative Agent” as used in Article IX included each L/C Issuer with respect to such acts or omissions, and (B) as additionally provided herein with respect to each L/C Issuer.

(v)         It is agreed that, in the case of a Letter of Credit that is a commercial letter of credit, such commercial letter of credit shall in no event provide for time drafts or bankers’ acceptances.

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(b)          Procedures for Issuance and Amendment of Letters of Credit; Auto-Renewal Letters of Credit.

(i)          Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the Borrower delivered to the applicable L/C Issuer (with a copy to the Administrative Agent) in the form of a Letter of Credit Application, appropriately completed and signed by a Responsible Officer. Such Letter of Credit Application must be received by the applicable L/C Issuer and the Administrative Agent not later than 11:00 a.m. at least three Business Days (or such shorter period or later time as such L/C Issuer and the Administrative Agent may agree in a particular instance in their sole discretion) prior to the proposed issuance date or date of amendment, as the case may be. In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to the applicable L/C Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day not later than thirty days prior to the Maturity Date of the Revolving Credit Facility, unless the Administrative Agent and the applicable L/C Issuer otherwise agree); (B) the amount thereof; (C) the expiry date thereof; (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; (G) the Person for whose account the requested Letter of Credit is to be issued (which must be the Borrower or a Restricted Subsidiary thereof); and (H) such other matters as the applicable L/C Issuer may reasonably request. In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to the applicable L/C Issuer: (1) the Letter of Credit to be amended; (2) the proposed date of amendment thereof (which shall be a Business Day); (3) the nature of the proposed amendment and (4) such other matters as the applicable L/C Issuer may reasonably request. In the event that any Letter of Credit Application includes representations and warranties, covenants and/or events of default that do not contain the materiality qualifiers, exceptions or thresholds that are applicable to the analogous provisions of this Agreement or other Loan Documents, or are otherwise more restrictive, the relevant qualifiers, exceptions and thresholds contained herein shall be incorporated therein or, to the extent more restrictive, shall be deemed for purposes of such Letter of Credit Application to be the same as the analogous provisions herein.

(ii)         Promptly after receipt of any Letter of Credit Application, the applicable L/C Issuer will confirm with the Administrative Agent that the Administrative Agent has received a copy of such Letter of Credit Application from the Borrower and, if not, such L/C Issuer will provide the Administrative Agent with a copy thereof. Upon receipt by such L/C Issuer of confirmation from the Administrative Agent that the requested issuance or amendment is permitted in accordance with the terms hereof, then, subject to the terms and conditions hereof, such L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of the Borrower or any Restricted Subsidiary (as designated in the Letter of Credit Application) or enter into the applicable amendment, as the case may be. Immediately upon the issuance of each Letter of Credit, each Revolving Credit Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the applicable L/C Issuer a risk participation in such Letter of Credit in an amount equal to such Lender’s Pro Rata Share of the aggregate Revolving Credit Facility, multiplied by the amount of such Letter of Credit.

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(iii)        If the Borrower so requests in any applicable Letter of Credit Application, the applicable L/C Issuer shall issue a Letter of Credit that has automatic renewal provisions (each, an “Auto-Renewal Letter of Credit”); provided that any such Auto-Renewal Letter of Credit must permit such L/C Issuer to prevent any such renewal at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than one Business Day in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the applicable L/C Issuer, the Borrower shall not be required to make a specific request to such L/C Issuer for any such renewal. Once an Auto-Renewal Letter of Credit has been issued, the Lenders shall be deemed to have authorized (but may not require) the applicable L/C Issuer to permit the renewal of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date, as applicable; provided, however, that such L/C Issuer shall not permit any such renewal if such L/C Issuer has determined that it would have no obligation at such time to issue such Letter of Credit in its renewed form under the terms hereof (by reason of the provisions of Section 2.03(a)(ii) or otherwise).

(iv)        Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the applicable L/C Issuer will also (A) deliver to the Borrower and the Administrative Agent a true and complete copy of such Letter of Credit or amendment and (B) notify each Revolving Credit Lender of such issuance or amendment and the amount of such Revolving Credit Lender’s Pro Rata Share therein.

(c)          Drawings and Reimbursements; Funding of Participations.

(i)          Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the applicable L/C Issuer shall notify the Borrower and the Administrative Agent thereof. Each L/C Issuer shall notify the Borrower on the date of any payment by such L/C Issuer under a Letter of Credit (each such date, an “Honor Date”), and the Borrower shall reimburse such L/C Issuer through the Administrative Agent in an amount equal to the amount of such drawing no later than on the next succeeding Business Day (and any reimbursement made on such next Business Day shall be taken into account in computing interest and fees in respect of any such Letter of Credit). If the Borrower fails to so reimburse such L/C Issuer on such next Business Day, the Administrative Agent shall promptly notify each Revolving Credit Lender of the Honor Date, the amount of the unreimbursed drawing (the “Unreimbursed Amount”), and the amount of such Revolving Credit Lender’s Pro Rata Share thereof (based on such Lender’s Pro Rata Share of the aggregate Revolving Credit Facility). In such event, the Borrower shall be deemed to have requested a Revolving Credit Borrowing of (x) in the case of any Unreimbursed Amount made in Dollars, a Base Rate Loan, (y) in the case of any Unreimbursed Amount made in any Designated Foreign Currency (other than Canadian Dollars), a Eurodollar Rate Loan with an Interest Period of one month’s duration and (z) in the case of an Unreimbursed Amount made in Canadian Dollars, a Canadian Prime Rate Loan, in each case, to be disbursed on such date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.02 for the principal amount of such Loans, but subject to the amount of the unutilized portion of the Revolving Credit Commitments and the conditions set forth in Section 4.02 (other than the delivery of a Committed Loan Notice); provided that, subject to the satisfaction of all applicable conditions set forth in Section 4.02, Borrower may, at its option utilize the Swingline Loans, or may make other arrangements for payment satisfactory to the L/C Issuer, for reimbursement of all L/C Borrowings as required in this Section 2.03(c)(i). Any notice given by an L/C Issuer or the Administrative Agent pursuant to this Section 2.03(c)(i) may be given by telephone if promptly confirmed in writing; provided that the lack of such a prompt confirmation shall not affect the conclusiveness or binding effect of such notice.

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(ii)         Each Revolving Credit Lender shall upon any notice pursuant to Section 2.03(c)(i) make funds available (and the Administrative Agent may apply Cash Collateral provided for this purpose) for the account of the applicable L/C Issuer in an amount equal to its applicable Pro Rata Share of the Unreimbursed Amount not later than 3:00 p.m. on the Business Day specified in such notice by the Administrative Agent, whereupon, subject to the provisions of Section 2.03(c)(iii), each Revolving Credit Lender that so makes funds available shall be deemed to have made a Revolving Credit Loan that is (x) in the case of any Unreimbursed Amount made in Dollars, a Base Rate Loan, (y) in the case of any Unreimbursed Amount made in any Designated Foreign Currency (other than Canadian Dollars), a Eurodollar Rate Loan with an Interest Period of one month’s duration and (z) in the case of an Unreimbursed Amount made in Canadian Dollars, a Canadian Prime Rate Loan in such amount. The Administrative Agent shall remit the funds so received to the applicable L/C Issuer.

(iii)        With respect to any Unreimbursed Amount that is not fully refinanced by a Revolving Credit Borrowing of Base Rate Loans because the conditions set forth in Section 4.02 cannot be satisfied or for any other reason, the Borrower shall be deemed to have incurred from the applicable L/C Issuer an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate then applicable to Revolving Credit Loans (and in the event there shall be more than one Tranche of Revolving Credit Loans, such Default Rate shall be determined based on the Tranche with the highest Default Rate). In such event, each Revolving Credit Lender’s payment to the Administrative Agent for the account of the applicable L/C Issuer pursuant to Section 2.03(c)(ii) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 2.03.

(iv)        Until each Revolving Credit Lender funds its Revolving Credit Loan or L/C Advance pursuant to this Section 2.03(c) to reimburse the applicable L/C Issuer for any amount drawn under any Letter of Credit, interest in respect of such Lender’s applicable Pro Rata Share of such amount shall be solely for the account of such L/C Issuer.

(v)         Each Revolving Credit Lender’s obligation to make Revolving Credit Loans or L/C Advances to reimburse the applicable L/C Issuer for amounts drawn under Letters of Credit as contemplated by this Section 2.03(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against such L/C Issuer, the Borrower or any other Person for any reason whatsoever, (B) the occurrence or continuance of a Default or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Revolving Credit Lender’s obligation to make Revolving Credit Loans pursuant to this Section 2.03(c) is subject to the conditions set forth in Section 4.02 (other than delivery by the Borrower of a Committed Loan Notice). No such making of an L/C Advance shall relieve or otherwise impair the obligation of the Borrower to reimburse the applicable L/C Issuer for the amount of any payment made by the applicable L/C Issuer under any Letter of Credit, together with interest as provided herein.

(vi)        If any Revolving Credit Lender fails to make available to the Administrative Agent for the account of the applicable L/C Issuer, any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.03(c) by the time specified in Section 2.03(c)(ii), then, without limiting the other provisions of this Agreement, such L/C Issuer shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such L/C Issuer at a rate per annum equal to the greater of the Federal Funds Rate from time to time in effect and a rate reasonably determined by such L/C Issuer in accordance with banking industry rules on interbank compensation, plus any reasonable administrative, processing or similar fees customarily charged by such L/C Issuer in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Loan included in the relevant Borrowing or L/C Advance in respect of the relevant L/C Borrowing, as the case may be. A certificate of the applicable L/C Issuer submitted to any Revolving Credit Lender (through the Administrative Agent) with respect to any amounts owing under this Section 2.03(c)(vi) shall be conclusive absent manifest error.

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(d)          Repayment of Participations.

(i)          If at any time after an L/C Issuer has made a payment under any Letter of Credit issued by it and has received from any Revolving Credit Lender such Lender’s L/C Advance in respect of such payment in accordance with Section 2.03(c), the Administrative Agent receives for the account of such L/C Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the Borrower or otherwise, including proceeds of Cash Collateral applied thereto by the Administrative Agent), the Administrative Agent will distribute to such Lender its applicable Pro Rata Share thereof (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s L/C Advance was outstanding) in the same funds as those received by the Administrative Agent.

(ii)         If any payment received by the Administrative Agent for the account of an L/C Issuer pursuant to Section 2.03(c)(i) is required to be returned under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by such L/C Issuer in its discretion), each Revolving Credit Lender shall pay to the Administrative Agent for the account of such L/C Issuer its applicable Pro Rata Share thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e)          Obligations Absolute. The obligation of the Borrower to reimburse the applicable L/C Issuer for each drawing under each Letter of Credit and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i)          any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other agreement or instrument relating thereto;

(ii)         the existence of any claim, counterclaim, setoff, defense or other right that the Borrower may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), the applicable L/C Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii)        any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

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(iv)        any payment by the applicable L/C Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by the applicable L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law;

(v)         any exchange, release or non-perfection of any Collateral, or any release or amendment or waiver of or consent to departure from the Guaranty or any other guarantee, for all or any of the Obligations of the Borrower in respect of such Letter of Credit; or

(vi)        any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrower;

provided that the foregoing shall not excuse the L/C Issuer from liability to the Borrower to the extent provided in the second proviso to Section 2.03(f).

The Borrower shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to them and, in the event of any claim of noncompliance with the Borrower’s instructions or other irregularity, the Borrower will promptly notify the applicable L/C Issuer. The Borrower and any other account party shall be conclusively deemed to have waived any such claims against any L/C Issuer and its correspondents unless such notice is given as aforesaid.

(f)          Role of L/C Issuer. Each Lender and the Borrower agree that, in paying any drawing under a Letter of Credit, the applicable L/C Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the applicable L/C Issuer, any Agent-Related Person nor any of the respective correspondents, participants or assignees of the applicable L/C Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Revolving Credit Lenders or the Required Revolving Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Letter of Credit Application. The Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; provided, however, that this assumption is not intended to, and shall not, preclude the Borrower from pursuing such rights and remedies as they may have against the beneficiary or transferee at Law or under any other agreement. None of the applicable L/C Issuer, any Agent-Related Person, nor any of the respective correspondents, participants or assignees of such L/C Issuer, shall be liable or responsible for any of the matters described in clauses (i) through (vi) of Section 2.03(e); provided, however, that anything in such clauses to the contrary notwithstanding, the Borrower may have a claim against such L/C Issuer, and such L/C Issuer may be liable to the Borrower, to the extent, but only to the extent, of any direct, as opposed to indirect, special, punitive, consequential or exemplary, damages suffered by the Borrower which a court of competent jurisdiction determines in a final non-appealable judgment were caused by such L/C Issuer’s willful misconduct, bad faith or gross negligence. In furtherance and not in limitation of the foregoing, the applicable L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and such L/C Issuer shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

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(g)          Applicability of ISP98 and UCP. Unless otherwise expressly agreed by the applicable L/C Issuer and the Borrower when a Letter of Credit is issued, (i) the rules of the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance) shall apply to each standby Letter of Credit and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance shall apply to each commercial letter of credit.

(h)          Letter of Credit Fees. The Borrower shall pay to the Administrative Agent for the account of each Revolving Credit Lender in accordance with its Pro Rata Share under the aggregate Revolving Credit Facility, a Letter of Credit fee which shall accrue for each Letter of Credit in an amount equal to the Applicable Rate then in effect for Eurodollar Rate Loans with respect to the Revolving Credit Facility associated with such Lender multiplied by the daily maximum amount then available to be drawn under such Letter of Credit (whether or not such maximum amount is then in effect under such Letter of Credit if such maximum amount increases periodically pursuant to the terms of such Letter of Credit); provided, however, that any Letter of Credit fees otherwise payable for the account of a Defaulting Lender with respect to any Letter of Credit as to which such Defaulting Lender has not provided Cash Collateral reasonably satisfactory to the applicable L/C Issuer pursuant to this Section 2.03 shall be payable, to the maximum extent permitted by applicable Law, to the other Revolving Credit Lenders in accordance with the upward adjustments in their respective Pro Rata Shares allocable to such Letter of Credit pursuant to Section 2.19(a)(iv), with the balance of such fee, if any, payable to the applicable L/C Issuer for its own account (unless the Borrower has provided Cash Collateral, in which case such fee shall not be due and owing in respect of the portion of the Letter of Credit which has been Cash Collateralized by the Borrower). Such Letter of Credit fees shall be computed on a quarterly basis in arrears and shall be due and payable on the last Business Day of each March, June, September and December, in respect of the quarterly period then ending (or portion thereof, in the case of the first and last payment), commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand.

(i)          Fronting Fee and Documentary and Processing Charges Payable to an L/C Issuer. The Borrower shall pay directly to the applicable L/C Issuer for its own account a fronting fee at a rate equal to the greater of (x) $500 per annum and (y) [* - Fee redacted as commercially sensitive information] per annum (or such lower amount as may be mutually agreed by the Borrower and the applicable L/C Issuer), computed on the maximum daily amount available to be drawn under each Letter of Credit issued by such L/C Issuer on a quarterly basis in arrears; provided that in the case of any Letter of Credit denominated in a Designated Foreign Currency, such fee shall be calculated based on the Dollar Equivalent of the foregoing amounts. Such fronting fee shall be due and payable on the last Business Day of each March, June, September and December in respect of the quarterly period then ending (or portion thereof, in the case of the first and last payment), commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand. For purposes of computing the maximum daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.08. In addition, the Borrower shall pay directly to the applicable L/C Issuer for its own account the customary issuance, presentation, amendment and other processing fees, and other standard costs and charges, of such L/C Issuer relating to letters of credit as from time to time in effect and agreed by the Borrower and such L/C Issuer . Such customary fees and standard costs and charges are due and payable within five Business Days of demand and are nonrefundable.

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(j)          Conflict with Letter of Credit Application. In the event of any conflict between the terms hereof and the terms of any Letter of Credit Application, the terms hereof shall control.

(k)          Reporting. To the extent that any Letters of Credit are issued by an L/C Issuer other than the Administrative Agent, each such L/C Issuer shall furnish to the Administrative Agent a report detailing the daily L/C Obligations outstanding under all Letters of Credit issued by it, such report to be in a form and at reporting intervals as shall be agreed between the Administrative Agent and such L/C Issuer; provided that in no event shall such reports be furnished at intervals greater than 31 days.

(l)          Provisions Related to Extended Revolving Credit Commitments. If the Maturity Date in respect of any Tranche of Revolving Credit Commitments occurs prior to the expiration of any Letter of Credit, then (i) if one or more other Tranches of Revolving Credit Commitments in respect of which the Maturity Date shall not have occurred are then in effect, each unexpired Letter of Credit shall automatically be deemed to have been issued (including for purposes of the obligations of the Revolving Credit Lenders to purchase participations therein and to make Revolving Credit Loans and payments in respect thereof pursuant to this Section 2.03) under (and ratably participated in by Lenders pursuant to) the Revolving Credit Commitments in respect of each such non-terminating Tranches up to an aggregate amount for any such Tranche not to exceed the aggregate amount of the unutilized Revolving Credit Commitments thereunder at such time (it being understood that no partial face amount of any Letter of Credit may be so reallocated) and to the extent any unexpired Letters of Credit are not able to be reallocated pursuant to this clause (i) and there are outstanding Revolving Credit Loans under any non-terminating Tranche, the Borrower agrees to repay, ratably with respect to any such Tranche, all such Revolving Credit Loans (or such lesser amount as is necessary to enable a reallocation of all unexpired Letters of Credit pursuant to this clause (i)) and (ii) to the extent not reallocated pursuant to immediately preceding clause (i), the Borrower shall Cash Collateralize any such Letter of Credit in a manner reasonably satisfactory to the Administrative Agent and the applicable L/C Issuer but only up to the amount of such Letter of Credit not so reallocated. Except to the extent of reallocations of participations pursuant to clause (i) of the immediately preceding sentence, the occurrence of a Maturity Date with respect to a given Tranche of Revolving Credit Commitments shall have no effect upon (and shall not diminish) the percentage participations of the Revolving Credit Lenders of any other Tranche in any Letter of Credit issued before such Maturity Date.

Section 2.04         Swingline Loans.

(a)          Swingline Facility. Subject to the terms and conditions set forth herein, the Swingline Lender shall, in reliance upon the agreements of the other Lenders set forth in this Section 2.04, make loans (each such loan, a “Swingline Loan”) to the Borrower in Dollars or Canadian Dollars from time to time on any Business Day until and excluding the Business Day preceding the Maturity Date for the Revolving Credit Facility in an aggregate amount not to exceed at any time outstanding the amount of the Swingline Sublimit, notwithstanding the fact that such Swingline Loans, when aggregated with the Pro Rata Share of the Outstanding Amount of Revolving Credit Loans and L/C Obligations of the Lender acting as Swingline Lender, may exceed the amount of such Lender’s Initial Revolving Credit Commitment; provided, however, that after giving effect to any Swingline Loan, (i) the Total Revolving Credit Outstandings shall not exceed the Revolving Credit Facility, (ii) the aggregate Outstanding Amount of the Revolving Credit Loans of any Lender, plus such Lender’s Pro Rata Share of the Outstanding Amount of all L/C Obligations and Pro Rata Share of the Outstanding Amount of all Swingline Loans shall not exceed such Lender’s Revolving Credit Commitment; provided, further, that the Borrower shall not use the proceeds of any Swingline Loan to refinance any outstanding Swingline Loan and (iii) the Swingline Lender shall not be under any obligation to make any Swingline Loan if it shall determine (which determination shall be conclusive and binding absent manifest error) that it has, or by such Credit Extension may have, Fronting Exposure. Within the foregoing limits, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.04, prepay under Section 2.05, and reborrow under this Section 2.04. Each Swingline Loan shall be a Base Rate Loan. Immediately upon the making of a Swingline Loan, each Revolving Credit Lender shall be deemed to, and hereby (and without the need for any further documentation) irrevocably and unconditionally agrees to, purchase from the Swingline Lender a risk participation in such Swingline Loan in an amount equal to the product of such Lender’s Pro Rata Share times the amount of such Swingline Loan.

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(b)          Borrowing Procedures. Each Borrowing of Swingline Loans shall be made upon the Borrower’s irrevocable notice to the Swingline Lender and the Administrative Agent, which may be given by telephone. Each such notice must be received by the Swingline Lender and the Administrative Agent not later than 1:00 p.m. on the requested borrowing date, and shall specify (i) the amount to be borrowed, which shall be a minimum principal amount of $100,000 (or the Dollar Equivalent thereof), (ii) the requested borrowing date, which shall be a Business Day and (iii) whether the Swingline Loan is to be denominated in Dollars or Canadian Dollars.. Each such telephonic notice must be confirmed promptly by delivery to the Swingline Lender and the Administrative Agent of a written Swingline Loan Notice, appropriately completed and signed by a Responsible Officer. Promptly after receipt by the Swingline Lender of any telephonic Swingline Loan Notice, the Swingline Lender will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has also received such Swingline Loan Notice and, if not, the Swingline Lender will notify the Administrative Agent (by telephone or in writing) of the contents thereof. Unless the Swingline Lender has received notice (by telephone or in writing) from the Administrative Agent (including at the request of any Lender) prior to 2:00 p.m. on the date of the proposed Swingline Loan (A) directing the Swingline Lender not to make such Swingline Loan as a result of the limitations set forth in the first proviso to the first sentence of Section 2.04(a), or (B) that one or more of the applicable conditions specified in Section 4.02 is not then satisfied, then, subject to the terms and conditions hereof, the Swingline Lender will, not later than 3:00 p.m. on the borrowing date specified in such Swingline Loan Notice, make the amount of its Swingline Loan available to the Borrower.

(c)          Refinancing of Swingline Loans.

(i)          If a Swingline Loan has not been repaid within five Business Days of the date of incurrence thereof, the Administrative Agent shall request, on behalf of the Borrower (and the Borrower hereby irrevocably requests and authorizes the Administrative Agent to so request on its behalf), that each Revolving Credit Lender make a Base Rate Loan or Canadian Prime Rate Loan, as applicable, in an amount equal to such Lender’s Pro Rata Share of the amount of Swingline Loans then outstanding. Such request shall be made in writing (which written request shall be deemed to be a Committed Loan Notice for purposes hereof) and in accordance with the requirements of Section 2.02, without regard to the minimum and multiples specified therein for the principal amount of Base Rate Loans Canadian Prime Rate Loans, as applicable, but subject to the conditions set forth in Section 4.02 (other than the delivery of a Committed Loan Notice); provided that, after giving effect to such Loan, the Total Revolving Credit Outstandings shall not exceed the Revolving Credit Facility. The Swingline Lender shall furnish the Borrower with a copy of the applicable Committed Loan Notice promptly after delivering such notice to the Administrative Agent. Each Revolving Credit Lender shall make an amount equal to its Pro Rata Share of the amount specified in such Committed Loan Notice available to the Administrative Agent in immediately available funds in the relevant currency (and the Administrative Agent may apply Cash Collateral available with respect to the applicable Swingline Loan) for the account of the Swingline Lender at the Administrative Agent’s Office not later than 1:00 p.m. on the day specified in such Committed Loan Notice, whereupon, subject to Section 2.04(c)(ii), each Revolving Credit Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrower in such amount. The Administrative Agent shall remit the funds so received to the Swingline Lender.

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(ii)         If for any reason any Swingline Loan cannot be refinanced by such a Borrowing of Revolving Credit Loans in accordance with Section 2.04(c)(i), the request for Base Rate Loans or Canadian Prime Rate Loans, as applicable, submitted by the Swingline Lender as set forth herein shall be deemed to be a request by the Swingline Lender that each of the Revolving Credit Lenders fund its risk participation in the relevant Swingline Loan, and each Revolving Credit Lender’s payment to the Administrative Agent for the account of the Swingline Lender pursuant to Section 2.04(c)(i) shall be deemed payment in respect of such participation.

(iii)        If any Revolving Credit Lender fails to make available to the Administrative Agent for the account of the Swingline Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.04(c) by the time specified in Section 2.04(c)(i), the Swingline Lender shall be entitled to recover from such Revolving Credit Lender (acting through the Administrative Agent), on demand, such amount (in the relevant currency) with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Swingline Lender at a rate per annum equal to the greater of the Federal Funds Rate and a rate determined by the Swingline Lender in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by the Swingline Lender in connection with the foregoing. If such Revolving Credit Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Revolving Credit Loan included in the relevant Borrowing or funded participation in the relevant Swingline Loan, as the case may be. A certificate of the Swingline Lender submitted to any Revolving Credit Lender (through the Administrative Agent) with respect to any amounts owing under this clause (iii) shall be conclusive absent manifest error.

(iv)        Each Revolving Credit Lender’s obligation to make Revolving Credit Loans or to purchase and fund risk participations in Swingline Loans pursuant to this Section 2.04(c) shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right that such Lender may have against the Swingline Lender, the Borrower, any Subsidiary of Borrower or any other Person for any reason whatsoever, (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Lender’s obligation to make Revolving Credit Loans pursuant to this Section 2.04(c) is subject to the conditions set forth in Section 4.02 (other than the delivery of a Committed Loan Notice). No such purchase or funding of risk participations shall relieve or otherwise impair the obligation of the Borrower to repay Swingline Loans, together with interest as provided herein.

(d)          Repayment of Participations.

(i)          At any time after any Revolving Credit Lender has purchased and funded a risk participation in a Swingline Loan, if the Swingline Lender receives any payment on account of such Swingline Loan, the Swingline Lender will distribute to such Lender its Pro Rata Share of such payment in the same funds as those received by the Swingline Lender.

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(ii)         If any payment received by the Swingline Lender in respect of principal or interest on any Swingline Loan is required to be returned by the Swingline Lender under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by the Swingline Lender in its discretion), each Revolving Credit Lender shall pay to the Swingline Lender its Pro Rata Share thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned, at a rate per annum equal to the Federal Funds Rate. The Administrative Agent will make such demand upon the request of the Swingline Lender. The obligations of the Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e)          Interest for Account of Swingline Lender. The Swingline Lender shall be responsible for invoicing the Borrower for interest on the Swingline Loans. Until each Revolving Credit Lender funds its Revolving Credit Loans that are Base Rate Loans or risk participation pursuant to this Section 2.04 to refinance such Lender’s Pro Rata Share of any Swingline Loan, interest in respect of such Pro Rata Share shall be solely for the account of the Swingline Lender.

(f)          Payments Directly to Swingline Lender. The Borrower shall make all payments of principal and interest in respect of the Swingline Loans directly to the Swingline Lender.

Section 2.05         Prepayments.

(a)          Optional.

(i)          The Borrower may, upon notice to the Administrative Agent in substantially the form of Exhibit B-1, at any time or from time to time voluntarily prepay Loans (other than any Bankers’ Acceptance Loans) in whole or in part without premium or penalty, except as set forth in Section 2.05(a)(iv) below; provided that (1) such notice must be received by the Administrative Agent not later than 11:00 a.m. (A) three Business Days prior to any date of prepayment of Eurodollar Rate Loans and (B) on the Business Day prior to the prepayment of Base Rate Loans or Canadian Prime Rate Loans; (2) any prepayment of Eurodollar Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $250,000 in excess thereof; and (3) any prepayment of Base Rate Loans or Canadian Prime Rate shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment, the Tranche of Loans to be prepaid, the Type(s) of Loans to be prepaid and, if Eurodollar Rate Loans are to be prepaid, the Interest Period(s) of such Loans (except that if the Tranche of Loans to be prepaid includes both Base Rate Loans or Canadian Prime Rate Loans and Eurodollar Rate Loans, absent direction by the Borrower, the applicable prepayment shall be applied first to Base Rate Loans or Canadian Prime Rate Loans (as applicable) to the full extent thereof before application to Eurodollar Rate Loans, in each case in a manner that minimizes the amount payable by the Borrower in respect of such prepayment pursuant to Section 3.05). The Administrative Agent shall promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender’s ratable portion of such prepayment (based on such Lender’s ratable share of the relevant Tranche). If such notice is given by the Borrower, subject to clause (iii) below, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Eurodollar Rate Loan shall be accompanied by all accrued interest thereon, together with any additional amounts required pursuant to Section 2.05(a)(iv) and Section 3.05. Subject to Section 2.19, each prepayment of outstanding Term Loans pursuant to this Section 2.05(a) shall be applied to each Tranche of Term Loans as the Borrower may direct, and shall be applied to the remaining amortization payments of such Tranche of Term Loans as directed by the Borrower (and absent any such direction, pro rata among all Tranches of Term Loans to the remaining amortization payments thereunder in direct order of maturity thereof), and each such prepayment shall be paid to the Appropriate Lenders in the same Tranche on a pro rata basis; provided that, notwithstanding anything herein to the contrary, any such prepayment of Incremental Term Loans or Extended Term Loans pursuant to this Section 2.05(a) shall be accompanied by at least a pro rata prepayment of the Initial Term Loans. Any prepayment of a Revolving Credit Loan shall be applied pro rata among each Tranche of Revolving Credit Loans then outstanding (provided that the foregoing shall not apply to any prepayment in connection with the termination of a Tranche of Revolving Credit Commitments) and each such prepayment shall be paid to the Appropriate Lenders in the same Tranche on a pro rata basis.

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(ii)         The Borrower may, upon notice to the Swingline Lender (with a copy to the Administrative Agent), at any time or from time to time, voluntarily prepay Swingline Loans in whole or in part without premium or penalty; provided that (A) such notice must be received by the Swingline Lender and the Administrative Agent not later than 1:00 p.m. on the date of the prepayment and (B) any such prepayment shall be in a minimum principal amount of $100,000 (or, if less, the entire principal thereof then outstanding). Each such notice shall specify the date and amount of such prepayment. Subject to clause (iii) below, if such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein.

(iii)        Notwithstanding anything to the contrary contained in this Agreement, the Borrower may state that any notice of prepayment under Section 2.05(a)(i) is conditioned upon the occurrence or non-occurrence of any event specified therein (including the effectiveness of other credit facilities), in which case such notice may be revoked by the Borrower (by written notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied.

(iv)        If the Borrower (A) makes a prepayment of any Initial Term Loans pursuant to Section 2.05(a) in connection with a Repricing Transaction, (B) makes a prepayment of initial Term Loans pursuant to Section 2.05(b)(iii) in connection with a Repricing Transaction or (C) enters into any amendment of the type described in clause (b) of the definition of Repricing Transaction, in each case, prior to the six-month anniversary of the Closing Date, the Borrower shall pay to the Administrative Agent, for the ratable account of the applicable Term Lenders, a prepayment premium in an amount equal to [* - Premium redacted as commercially sensitive information] of the principal amount so prepaid or repriced.

(v)         Notwithstanding any other provision of this Section 2.05(a), in connection with a refinancing in full of the Facilities any Lender may, with the consent of the Borrower, elect to accept Rollover Indebtedness in lieu of all or part of such Lender’s pro rata portion of any prepayment of Term Loans, made pursuant to this Section 2.05(a).

(b)          Mandatory.

(i)          On or prior to the fifth Business Day following the date on which the financial statements have been delivered (or, if earlier, are required to be delivered) pursuant to Section 6.01(a) and the related Compliance Certificate has been delivered (or, if later, are required to be delivered) pursuant to Section 6.02(a), the Borrower shall prepay, subject to Section 2.05(c), an aggregate principal amount of Term Loans in an amount equal to (A) 50% (as may be adjusted pursuant to the proviso below) of Excess Cash Flow, if any, for the Excess Cash Flow Period covered by such financial statements (commencing with the fiscal year ending on June 30, 2018), minus (B) the sum of (1) the amount of any cash prepayments of the Term Loans made pursuant to Section 2.05(a) during such fiscal year and (2) solely to the extent the Revolving Credit Commitments are reduced pursuant to Section 2.06(a) in connection therewith (and solely to the extent of the amount of such reduction), the amount of any cash prepayments of the Revolving Credit Loans made pursuant to Section 2.05(a) during such fiscal year; provided that no voluntary prepayment funded with the proceeds of an incurrence of Indebtedness may be applied pursuant to clause (B) above to reduce the amount of the prepayment required under this Section 2.05(b)(i); provided, further, that such prepayment percentage in clause (A) above shall be reduced to (x) 25% if the First Lien Net Leverage Ratio as of the end of the applicable Excess Cash Flow Period was equal to or less than 3.50:1.00 but in excess of 3.00:1.00 and (y) 0% if the First Lien Net Leverage Ratio as of the end of the applicable Excess Cash Flow Period was equal to or less than 3.00:1.00.

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(ii)         (A)         If (x) the Borrower or any of its Restricted Subsidiaries Disposes of any property or assets (other than any Disposition (1) to a Loan Party or (2) by a Restricted Subsidiary that is not a Loan Party to another Restricted Subsidiary that is not a Loan Party) pursuant to Section 7.05(j), (l), (o) or (p), or (y) any Casualty Event occurs, and the transactions or series of related transactions described in this clause (A) result in the receipt by the Borrower and its Restricted Subsidiaries of Net Cash Proceeds in excess of $2,000,000 in any fiscal year (any such transaction or series of related transactions being a “Relevant Transaction”), the Borrower shall (1) give written notice to the Administrative Agent thereof promptly after the date of receipt of such Net Cash Proceeds and (2) except to the extent the Borrower elects in such notice to reinvest all or a portion of such Net Cash Proceeds in accordance with Section 2.05(b)(ii)(B), the Borrower shall, subject to Section 2.05(b)(vii) hereof, prepay an aggregate principal amount of Term Loans in an amount equal to the Net Cash Proceeds received from such Relevant Transaction in excess of such annual limit within ten Business Days of receipt thereof by the Borrower or such Restricted Subsidiary; provided that the Borrower may use a portion of the Net Cash Proceeds received from such Relevant Transaction to prepay or repurchase any other Indebtedness that is secured by the Collateral on a pari passu or senior basis to the Obligations to the extent such other Indebtedness and the Liens securing the same are permitted hereunder and the documentation governing such other Indebtedness requires such a prepayment or repurchase thereof with the proceeds of such Relevant Transaction, in each case in an amount not to exceed the product of (x) the amount of such Net Cash Proceeds and (y) a fraction, the numerator of which is the outstanding principal amount of such other Indebtedness and the denominator of which is the aggregate outstanding principal amount of Term Loans and such other Indebtedness.

(B)         With respect to any Net Cash Proceeds realized or received with respect to any Relevant Transaction at the option of the Borrower, the Borrower may, so long as no Default would result therefrom, reinvest all or any portion of such Net Cash Proceeds in the business of the Borrower and its Restricted Subsidiaries (including to make Permitted Acquisitions) within three hundred sixty five days following receipt of such Net Cash Proceeds (or, if the Borrower or the relevant Restricted Subsidiary, as applicable, has contractually committed within three hundred sixty five days following receipt of such Net Cash Proceeds to reinvest such Net Cash Proceeds, then within five hundred forty five days following receipt of such Net Cash Proceeds); provided, however, that if any of such Net Cash Proceeds are no longer intended to be so reinvested at any time after the occurrence of the Relevant Transaction (or are not reinvested within such three hundred sixty five days or five hundred forty five days, as applicable), an amount equal to any such Net Cash Proceeds shall be promptly applied to the prepayment of the Term Loans (subject to the proviso set forth in Section 2.05(b)(ii)(A)) as set forth in this Section 2.05.

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(iii)        Upon the incurrence or issuance by the Borrower or any of its Restricted Subsidiaries of (x) Refinancing Indebtedness in respect of the Term Loans, the Borrower shall prepay the Tranche of Loans being refinanced or (y) any Indebtedness not expressly permitted to be incurred or issued pursuant to Section 7.03, the Borrower shall prepay the Term Loans, in each case in an amount equal to 100% of all Net Cash Proceeds received therefrom immediately upon receipt thereof by the Borrower or such Restricted Subsidiary.

(iv)        If for any reason other than fluctuations in currencies the sum of the Total Revolving Credit Outstandings under any Tranche at any time exceed the sum of the Revolving Credit Commitments then in effect for such Tranche (including after giving effect to any reduction in the Revolving Credit Commitments pursuant to Section 2.06), the Borrower shall immediately prepay Revolving Credit Loans and/or Swingline Loans under such Tranche and/or Cash Collateralize the L/C Obligations allocable to such Tranche in an aggregate amount as may be necessary to eliminate such excess (provided, however, that the Borrower shall not be required to Cash Collateralize the L/C Obligations pursuant to this Section 2.05(b)(iv) unless after the prepayment in full of the Revolving Credit Loans under such Tranche, the sum of the Total Revolving Credit Outstandings under such Tranche exceed the aggregate Revolving Credit Commitments then in effect for such Tranche); and each such prepayment shall be paid to the Revolving Credit Lenders under such Tranche on a pro rata basis. .Without limiting the foregoing, if on any Reset Date, as a result of fluctuations in Exchange Rates, the Total Revolving Credit Outstandings under any Tranche at any time exceed the sum of the Revolving Credit Commitments then in effect for such Tranche (including after giving effect to any reduction in the Revolving Credit Commitments pursuant to Section 2.06), the Borrower shall immediately prepay Revolving Credit Loans denominated in Designated Foreign Currencies to eliminate such excess.

(v)         Subject to Sections 2.16(e)(v), 2.17 and 2.19, (A) each prepayment of Term Loans pursuant to this Section 2.05(b) (other than pursuant to Sections 2.05(b)(iii)(x)) shall be (i) allocated to the Tranches of Term Loans outstanding based upon the then outstanding principal amounts of the respective Tranches of Term Loans, pro rata, based upon the applicable remaining scheduled installments of principal due in respect of each such Tranche of Term Loans, (ii) applied pro rata to Term Loans of Term Lenders within each Tranche, based upon the outstanding principal amounts owing to each such Term Lender under each such Tranche of Term Loans and (iii) applied first, to reduce the next eight scheduled installments of principal within each such Tranche and thereafter, to the remaining scheduled installments of principal within each such Tranche on a pro rata basis; provided that (x) with respect to the allocation of such prepayments under this clause (A) between an Existing Term Tranche and Extended Term Tranche of the same extension series, the Borrower may allocate such prepayments as the Borrower may specify, subject to the limitation that the Borrower shall not allocate to Extended Term Loans of any extension series any such mandatory prepayment unless such prepayment under this clause (A) is accompanied by at least a pro rata prepayment, based upon the applicable remaining scheduled installments of principal due in respect thereof, of the Term Loans of the Existing Term Tranche, if any, from which such Extended Loans were converted or exchanged (unless such Term Loans of the Existing Term Tranche have otherwise been repaid in full) and (y) the Borrower may allocate less than a pro rata amount of such prepayment to any Incremental Term Loan or Refinancing Term Loan to the extent so provided in the applicable joinder agreement and (B) each prepayment of Term Loans required by Section 2.05(b)(iii)(x) shall be (i) allocated to the Tranche or Tranches of Term Loans being Refinanced, (ii) applied pro rata to Term Loans of Term Lenders within each Tranche subject to such prepayment, based upon the outstanding principal amounts owing to each such Term Lender under each such Tranche or Tranches of Term Loans and (iii) applied first, to reduce the next eight scheduled installments of principal within each such Tranche and thereafter, to the remaining scheduled installments of principal within each such Tranche on a pro rata basis.

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(vi)        All prepayments under this Section 2.05 shall be made together with, in the case of any such prepayment of a Eurodollar Rate Loan on a date other than the last day of an Interest Period therefor, any amounts owing in respect of such Eurodollar Rate Loan pursuant to Section 3.05 and, to the extent applicable, any additional amounts required pursuant to Section 2.05(a)(iv). Each prepayment of Term Loans under any Tranche pursuant to this Section 2.05(b) shall be applied on a pro rata basis to the then outstanding Base Rate Loans and Eurodollar Rate Loans under the Tranche being prepaid; provided that if there are no Declining Lenders with respect to such prepayment, then the amount thereof shall be applied first to Base Rate Loans under the Tranche being prepaid to the full extent thereof before application to Eurodollar Rate Loans under such Tranche, in each case in a manner that minimizes the amount payable by the Borrower in respect of such prepayment pursuant to Section 3.05.

(c)          Term Lender Opt-Out. With respect to any prepayment of Term Loans pursuant to Section 2.05(b)(i), (ii) or (iii) (other than pursuant to Section 2.05(b)(iii)(x)) the Term Lenders may decline to accept the applicable prepayment. The Borrower shall notify the Administrative Agent of any event giving rise to a prepayment under Section 2.05(b)(i), (ii) or (iii) (other than under Section 2.05(b)(iii)(x)) at least ten Business Days prior to the date of such prepayment. Each such notice shall specify the expected date of such prepayment and provide a reasonably detailed calculation of the amount of such prepayment that is required to be made under Section 2.05(b)(i), (ii) or (iii) (other than under Section 2.05(b)(iii)(x)) (the “Prepayment Amount”). The Administrative Agent will promptly notify each Appropriate Lender of the contents of any such prepayment notice so received from the Borrower, including the date on which such prepayment is to be made (the “Prepayment Date”). Any Appropriate Lender may decline to accept all (but not less than all) of its share of any such prepayment (other than such prepayment pursuant to Section 2.05(b)(iii)(x)) (any such Lender, a “Declining Lender”) by providing written notice to the Administrative Agent no later than five Business Days after the date of such Appropriate Lender’s receipt of notice from the Administrative Agent regarding such prepayment. If any Appropriate Lender does not give a notice to the Administrative Agent on or prior to such fifth Business Day informing the Administrative Agent that it declines to accept the applicable prepayment, then such Lender will be deemed to have accepted such prepayment. On any Prepayment Date, an amount equal to the Prepayment Amount minus the portion thereof allocable to Declining Lenders, in each case for such Prepayment Date, shall be paid to the Administrative Agent by the Borrower and applied by the Administrative Agent ratably to prepay Term Loans under the Term Loan Tranches owing to Appropriate Lenders (other than Declining Lenders) in the manner described in Section 2.05(b) for such prepayment. Any amounts that would otherwise have been applied to prepay Term Loans under any Term Loan Tranche owing to Declining Lenders may be retained by the Borrower (such retained amounts, the “Declined Amounts”).

(d)          All payments or repayments of Loans made pursuant to this Section 2.05 shall be made in Dollars or in the Designated Foreign Currency in which the relevant Loans were made.

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Section 2.06         Termination or Reduction of Commitments.

(a)          Optional.

(i)          The Borrower may, upon written notice to the Administrative Agent, terminate the unused portions of the Term Commitments, the Letter of Credit Sublimit, the Swingline Sublimit or the unused Revolving Credit Commitments, or from time to time permanently reduce the unused portions of the Term Commitments, the Letter of Credit Sublimit, the Swingline Sublimit or the unused Revolving Credit Commitments; provided that (i) any such notice shall be received by the Administrative Agent three Business Days (or such shorter period as the Administrative Agent shall agree) prior to the date of termination or reduction, (ii) any such partial reduction shall be in an aggregate amount of $1,000,000 or any whole multiple of $500,000 in excess thereof and (iii) the Borrower shall not terminate or reduce (A) any Tranche of Revolving Credit Commitments if, after giving effect thereto and to any concurrent prepayments hereunder and reallocations pursuant to Section 2.03(l), the Total Revolving Credit Outstandings allocable to such Tranche would exceed the Revolving Credit Commitments in respect of such Tranche, (B) the Letter of Credit Sublimit if, after giving effect thereto, the Outstanding Amount of L/C Obligations not fully Cash Collateralized hereunder would exceed the Letter of Credit Sublimit or (C) the Swingline Sublimit if, after giving effect thereto, the Outstanding Amount of Swingline Loans outstanding hereunder would exceed the Swingline Sublimit.

(ii)         Any such notice of termination or reduction of commitments pursuant to Section 2.06(a)(i) may state that it is conditioned upon the occurrence or non-occurrence of any event specified therein (including the effectiveness of other credit facilities), in which case such notice may be revoked by the Borrower (by written notice to the Administrative Agent on or prior to 2:00 p.m. on the specified effective date) if such condition is not satisfied.

(b)          Mandatory.

(i)          The aggregate Term Commitments in respect of the Initial Term Loans shall be automatically and permanently reduced to zero (0) on the date of the Term Borrowing of the Initial Term Loans.

(ii)         If after giving effect to any reduction or termination of Revolving Credit Commitments under this Section 2.06, the Letter of Credit Sublimit or the Swingline Sublimit exceeds the amount of the Revolving Credit Facility at such time, the Letter of Credit Sublimit or the Swingline Sublimit, as the case may be, shall be automatically reduced by the amount of such excess.

(iii)        The aggregate Initial Revolving Credit Commitments shall automatically and permanently be reduced to zero (0) on the Maturity Date with respect to the Initial Revolving Credit Facility.

(c)          Application of Commitment Reductions; Payment of Fees. The Administrative Agent will promptly notify the Lenders of any termination or reduction of the Term Commitments, the Letter of Credit Sublimit, the Swingline Sublimit or the Revolving Credit Commitment under this Section 2.06. Upon any reduction of Commitments under a Facility, the Commitment of each Lender under such Facility shall be reduced by such Lender’s ratable share of the amount by which such Facility is reduced (other than the termination of the Commitment of any Lender as provided in Section 3.07). All commitment fees accrued until the effective date of any termination of the Aggregate Commitments and unpaid, shall be paid on the effective date of such termination.

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Section 2.07         Repayment of Loans.

(a)          Initial Term Loans. Beginning with the fiscal quarter ending September 30, 2017, the Borrower shall repay to the Administrative Agent, for the ratable account of the Term Lenders holding Initial Term Loans, the aggregate principal amount of all Initial Term Loans outstanding in consecutive quarterly installments on the dates (or if such day is not a Business Day, the immediately preceding Business Day) set forth below as follows (which installments shall, to the extent applicable, be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Sections 2.05 and 2.06, or be increased as a result of any increase in the amount of Initial Term Loans pursuant to Section 2.15 (such increased amortization payments to be calculated in the same manner (and on the same basis) as the schedule set forth below for the Initial Term Loans made as of the Closing Date)):

Date	Amount

Each fiscal quarter ending prior to the Maturity Date for the Initial Term Facility	0.25% of the aggregate principal amount of the aggregate Initial Term Loans on the Closing Date

Maturity Date for the Initial Term Facility	The unpaid aggregate principal amounts of all outstanding Initial Term Loans

(b)          Initial Revolving Credit Loans. The Borrower shall repay to the Revolving Credit Lenders under the Initial Revolving Credit Facility on the Maturity Date for the Initial Revolving Credit Facility, the aggregate principal amount of all Initial Revolving Credit Loans outstanding on such date.

(c)          Swingline Loans. The Borrower shall repay to the Swingline Lenders on the Maturity Date for the Initial Revolving Credit Facility the aggregate principal amount of all Swingline Loans outstanding on such date.

(d)          Incremental Term Loans. The principal amount of Incremental Term Loans of each Term Lender shall be repaid by the Borrower as provided in the amendment to this Agreement in respect of such Incremental Term Loans as contemplated by Section 2.16, subject to the requirements of Section 2.16 (which installments shall, to the extent applicable, be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Sections 2.05 and 2.06, or be increased as a result of any increase in the amount of Incremental Term Loans pursuant to Section 2.15 (such increased amortization payments to be calculated in the same manner (and on the same basis) as the schedule set forth in the amendment to this Agreement in respect of such Incremental Term Loans as contemplated by Section 2.16 for the initial incurrence of such Incremental Term Loans)). To the extent not previously paid, each Incremental Term Loan shall be due and payable on the Maturity Date applicable to such Incremental Term Loans.

(e)          Extended Term Loans. The principal amount of Extended Term Loans of each Extending Lender shall be repaid as provided in the amendment to this Agreement in respect of such Extended Term Loans as contemplated by Section 2.17, subject to the requirements of Section 2.17 (which installments shall, to the extent applicable, be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Sections 2.05 and 2.06). To the extent not previously paid, each Extended Term Loan shall be due and payable on the Maturity Date applicable to such Extended Term Loans.

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(f)          Extended Revolving Commitments. The Borrower shall repay to the Lenders under any Extended Revolving Commitments on the Maturity Date applicable to the Loans under such Extended Revolving Commitments the aggregate principal amount of all Loans outstanding under such Extended Revolving Commitments on such date.

Section 2.08         Interest.

(a)          Subject to the provisions of Section 2.08(b), (i) each Eurodollar Rate Loan under a Facility shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the sum of (A) the Eurodollar Rate for such Interest Period plus (B) the Applicable Rate for Eurodollar Rate Loans under such Facility; (ii) each Bankers’ Acceptance Loan under a Facility shall bear interest on the outstanding principal amount thereof for each BA Period at a rate per annum equal to the sum of (A) the BA Discount Rate for such BA Period plus (B) the Applicable Rate for Bankers’ Acceptance Loans under such Facility, (iii) each Base Rate Loan under a Facility shall bear interest on the outstanding principal amount thereof from the applicable borrowing date or conversion date, as the case may be, at a rate per annum equal to the sum of (A) the Base Rate plus (B) the Applicable Rate for Base Rate Loans under such Facility, (iv) each Canadian Prime Rate Loan under a Facility shall bear interest on the outstanding principal amount thereof from the applicable borrowing date or conversion date, as the case may be, at a rate per annum equal to the sum of (A) the Canadian Prime Rate plus (b) the Applicable Rate for Canadian Prime Rate Loans under such Facility, and (v) each Swingline Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to (x) in the case of Swingline Loans denominated in Dollars, the Base Rate plus the Applicable Rate for Base Rate Loans under the Revolving Credit Facility, and (y) in the case of Swingline Loans denominated in Canadian Dollars, the Canadian Prime Rate plus the Applicable Rate for Canadian Prime Rate Loans under the Revolving Credit Facility.

(b)          Commencing upon the occurrence of and during the continuation of an Event of Default under Section 8.01(a), (f) or (g) or upon the request of the Administrative Agent (made at the request or direction of the Required Lenders), upon the occurrence and during the continuation of any other Event of Default, the Borrower shall pay interest on all Obligations hereunder, which shall include all Obligations following an acceleration pursuant to Section 8.02 (including an automatic acceleration) at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws. Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c)          Accrued interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein; provided that in the event of any repayment or prepayment of any Loan (other than Revolving Credit Loans bearing interest based on the Base Rate or Canadian Prime Rate that are repaid or prepaid without any corresponding termination or reduction of the Revolving Credit Commitments), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

(d)          All interest paid or payable pursuant to this Section 2.08 shall be paid in the applicable currency in which the applicable Loan is made.

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Section 2.09         Fees. In addition to certain fees described in Sections 2.03(h) and (i):

(a)          Commitment Fee. The Borrower shall pay to the Administrative Agent for the account of each Revolving Credit Lender under the Initial Revolving Credit Facility in accordance with its Pro Rata Share of the Initial Revolving Credit Facility, a commitment fee equal to the Applicable Commitment Fee, multiplied by the actual daily amount by which the aggregate Initial Revolving Credit Commitments exceed the sum of (A) the Outstanding Amount of Initial Revolving Credit Loans (but excluding, for the avoidance of doubt, any Swingline Loans) and (B) the Outstanding Amount of L/C Obligations, subject to adjustment as provided in Section 2.19. The commitment fee under the Initial Revolving Credit Facility shall accrue at all times from the Closing Date until the Maturity Date for the Initial Revolving Credit Facility, and shall be due and payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing with the last Business Day of the fiscal quarter ending September 30, 2017, and on the Maturity Date for the Initial Revolving Credit Facility.

(b)          Other Fees.

(i)          The Borrower shall pay to the Arrangers and the Administrative Agent for their own respective accounts fees in the amounts and at the times specified in the Fee Letter.

(ii)         The Borrower shall pay to the Lenders such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified.

Section 2.10         Computation of Interest and Fees; Retroactive Adjustments of Applicable Commitment Fee.

(a)          All computations of interest for Base Rate Loans (except for Base Rate computations in respect of clauses (a) and (c) of the definition thereof) and Canadian Prime Rate Loans shall be made on the basis of a year of three hundred sixty-five or three hundred sixty-six days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a three hundred sixty-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a three hundred sixty-five-day year). Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid; provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one day. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

(b)          If as a result of any restatement of or other adjustment to the financial statements of the Borrower and its Subsidiaries or for any other reason, the Borrower or the Lenders determine that (i) the First Lien Net Leverage Ratio as calculated by the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of such ratio would have resulted in higher interest or fees for any period, the Borrower shall be obligated to pay to the Administrative Agent for the account of the applicable Lenders or the applicable L/C Issuers, as the case may be, promptly on demand by the Administrative Agent (or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, automatically and with any such demand by the Administrative Agent being excused), an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period. This paragraph shall not limit the rights of the Administrative Agent, any Lender or the applicable L/C Issuer, as the case may be, under Section 2.03(c)(iii), Sections 2.03(h) or (i), Section 2.08(b) or under Article VIII. The Borrower’s obligations under this Section 2.10(b) shall survive the termination of the Aggregate Commitments and acceleration of the Loans pursuant to Section 8.02 and the repayment of all other Obligations after an acceleration of the Loans pursuant to Section 8.02. Except in any case where a demand is excused as provided above, any additional interest or fees under this Section 2.10(b) shall not be due and payable until a demand is made for such payment by the Administrative Agent and accordingly, any nonpayment of such interest or fees as a result of any such inaccuracy shall not constitute a Default (whether retroactively or otherwise), and none of such additional amounts shall be deemed overdue or accrue interest at the Default Rate, in each case at any time prior to the date that is five Business Days following such demand.

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Section 2.11         Evidence of Indebtedness.

(a)          The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and evidenced by one or more entries in the Register maintained by the Administrative Agent, acting solely for purposes of Treasury Regulation Section 5f.103-1(c), as a non-fiduciary agent for the Borrower, in each case in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be prima facie evidence absent manifest error of the amount of the Credit Extensions made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender made through the Administrative Agent, the Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note payable to such Lender, which shall evidence such Lender’s Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

(b)          In addition to the accounts and records referred to in Section 2.11(a), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records and, in the case of the Administrative Agent, entries in the Register, evidencing the purchases and sales by such Lender of participations in Letters of Credit and Swingline Loans. In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.

(c)          Entries made in good faith by the Administrative Agent in the Register pursuant to Sections 2.11(a) and (b), and by each Lender in its accounts or records pursuant to Sections 2.11(a) and (b), shall be prima facie evidence of the amount of principal and interest due and payable or to become due and payable from the Borrower to, in the case of the Register, each Lender and, in the case of such accounts or records, such Lender, under this Agreement and the other Loan Documents, absent manifest error; provided that the failure of the Administrative Agent or such Lender to make an entry, or any finding that an entry is incorrect, in the Register or such accounts or records shall not limit the obligations of the Borrower under this Agreement and the other Loan Documents.

Section 2.12         Payments Generally; Administrative Agent’s Clawback.

(a)          General. All payments to be made by the Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the Administrative Agent’s Office in Dollars and in immediately available funds not later than 2:00 p.m. on the date specified herein. The Administrative Agent will promptly distribute to each Lender its ratable share in respect of the relevant Facility or Tranche (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Lending Office. All payments received by the Administrative Agent after 2:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. Except as otherwise expressly provided herein, if any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be; provided, however, that if such extension would cause payment of interest on or principal of Eurodollar Rate Loans to be made in the next succeeding calendar month, such payment shall be made on the immediately preceding Business Day.

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(b)          (i)          Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing of Eurodollar Rate Loans (or, in the case of any Borrowing of Base Rate Loans, prior to 12:00 p.m. on the date of such Borrowing) that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with and at the time required by Section 2.02(b) and may, in its sole discretion and in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if any Lender does not in fact make its share of the applicable Borrowing available to the Administrative Agent, then such Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand an amount equal to such applicable share in immediately available funds with interest thereon, for each day from and including the date such amount is made available to the Borrower by the Administrative Agent to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the greater of the Federal Funds Rate and a rate reasonably determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, plus any reasonable administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing and (B) in the case of a payment to be made by the Borrower, the highest interest rate applicable to Term Loans that are Base Rate Loans. If both the Borrower and such Lender pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make its share of any Borrowing available to the Administrative Agent.

(ii)         Payments by the Borrower; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or an L/C Issuer hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Appropriate Lenders or the applicable L/C Issuer, as the case may be, the amount due. In such event, if the Borrower did not in fact make such payment, then each of the Appropriate Lenders or the applicable L/C Issuer, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or such L/C Issuer, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed by the Administrative Agent to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Rate and a rate reasonably determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, plus any reasonable administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing.

A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this Section 2.12(b) shall be conclusive, absent manifest error.

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(c)          Failure to Satisfy Conditions Precedent. If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to the applicable Credit Extension set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender on demand, without interest.

(d)          Obligations of the Lenders Several. The obligations of the Lenders hereunder to make Loans, to fund participations in Letters of Credit and Swingline Loans and to make payments pursuant to Section 9.07 are several and not joint. The failure of any Lender to make any Loan or to fund any such participation or to make any payment under Section 9.07 on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or, to fund its participation or to make its payment under Section 9.07.

(e)          Funding Source. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(f)          Insufficient Funds. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, L/C Borrowings, interest and fees then due hereunder, such funds shall be applied (i) first, toward payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties and (ii) second, toward payment of principal and L/C Borrowings then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and L/C Borrowings then due to such parties.

(g)          Unallocated Funds. If the Administrative Agent receives funds for application to the Obligations of the Loan Parties under or in respect of the Loan Documents under circumstances for which the Loan Documents do not specify the manner in which such funds are to be applied, the Administrative Agent may, but shall not be obligated to, elect to distribute such funds to each of the Lenders in accordance with such Lender’s ratable share of the sum of (i) the Outstanding Amount of all Loans outstanding at such time and (b) the Outstanding Amount of all L/C Obligations outstanding at such time, in repayment or prepayment of such of the outstanding Loans or other Obligations then owing to such Lender.

Section 2.13         Sharing of Payments. If, other than as expressly provided elsewhere herein (including the application of funds arising from the existence of a Defaulting Lender), any Lender shall obtain on account of the Loans made by it, or the participations in L/C Obligations or in Swingline Loans held by it (excluding any amounts applied by the Swingline Lender to outstanding Swingline Loans), any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) in excess of its ratable share (or other share contemplated hereunder) thereof, such Lender shall immediately (a) notify the Administrative Agent of such fact and (b) purchase from the other Lenders such participations in the Loans made by them and/or such sub-participations in the participations in L/C Obligations and/or Swingline Loans, as applicable, held by them, as the case may be, as shall be necessary to cause such purchasing Lender to share the excess payment in respect of such Loans or such participations, as the case may be, pro rata with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from the purchasing Lender under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by the purchasing Lender in its discretion), such purchase shall to that extent be rescinded and each other Lender shall repay to the purchasing Lender the purchase price paid therefor, together with an amount equal to such paying Lender’s ratable share (according to the proportion of (i) the amount of such paying Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered, without further interest thereon. The Borrower agrees that any Lender so purchasing a participation from another Lender may, to the fullest extent permitted by Law, exercise all its rights of payment (including the right of setoff, but subject to Section 10.09) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. The Administrative Agent shall keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section 2.13 and shall in each case notify the Lenders following any such purchases or repayments. Each Lender that purchases a participation pursuant to this Section 2.13 shall from and after such purchase have the right to give all notices, requests, demands, directions and other communications under this Agreement with respect to the portion of the Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Obligations purchased. For the avoidance of doubt, the provisions of this Section 2.13 shall not be construed to apply to (A) the application of Cash Collateral provided for in Section 2.18, (B) the assignments and participations described in Section 10.07, (C) the incurrence of any Rollover Indebtedness in accordance with Section 2.05(a)(v), any Incremental Term Commitments in accordance with Section 2.16 or any Extension in accordance with Section 2.17 or (D) any applicable circumstances contemplated by Sections 2.14, 2.15, 2.17, 2.19 or 3.07.

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Section 2.14         Increase in Revolving Credit Facility.

(a)          The Borrower may from time to time, upon notice by the Borrower to the Administrative Agent specifying the proposed amount thereof, request an increase, from any Lender or any Additional Lender, in any Tranche of Revolving Credit Commitments (each, a “Revolving Facility Increase”) (which shall be on the same terms as, and become part of, the applicable Tranche of Revolving Credit Commitments (except as otherwise provided in clause (f))) by an aggregate principal amount not to exceed, at the time the Revolving Facility Increase becomes effective and assuming any such Revolving Facility Increase is fully drawn, the Incremental Amount; provided that any such request for a Revolving Facility Increase shall be in a minimum amount of the lesser of (x) $5,000,000 and (y) the entire amount of any Revolving Facility Increase that may be requested under this Section 2.14.

(b)          Each such notice shall specify the identity of each Lender or Additional Lender that is an Eligible Assignee (each, a “Revolving Facility Increase Lender”) to whom the Borrower proposes any portion of such Revolving Facility Increase be allocated and the proposed amounts of such allocation; provided that (x) any Lender approached to provide all or a portion of the Revolving Facility Increase may elect or decline, in its sole discretion, to increase its applicable Tranche of Revolving Credit Commitments (it being understood that there is no obligation to approach any existing Lenders to provide any portion of the Revolving Facility Increase) and (y) the Administrative Agent, the Swingline Lender and the L/C Issuers shall have the right to consent (each such consent not to be unreasonably withheld, conditioned or delayed) to any such Revolving Facility Increase Lender’s providing such portion of the Revolving Facility Increase if such consent of the Administrative Agent, the Swingline Lender and the L/C Issuer would be required under Section 10.07 for an assignment of Revolving Credit Loans or Revolving Credit Commitments to such Person.

(c)          The Administrative Agent shall notify the Borrower and each Revolving Credit Lender of the Revolving Credit Lenders’ responses to each request made under this Section 2.14.

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(d)          If a Tranche of Revolving Credit Loans is increased in accordance with this Section 2.14, the Borrower, in consultation with the Administrative Agent, shall determine the effective date (the “Revolving Facility Increase Effective Date”) and the final allocation of such Revolving Facility Increase among the applicable Revolving Facility Increase Lenders, which need not be on a ratable basis for all existing Lenders of the applicable Tranche. The Administrative Agent shall promptly notify the Revolving Credit Lenders of the final allocation of any such Revolving Facility Increase and the Revolving Facility Increase Effective Date. In connection with any Revolving Facility Increase, the Lenders hereby authorize the Administrative Agent to enter into amendments (which may be executed and delivered solely by the Borrower and the Administrative Agent) to this Agreement and the other Loan Documents with the Borrower as may be necessary in the reasonable opinion of the Administrative Agent and the Borrower in order to reflect any technical changes necessary to give effect to such Revolving Facility Increase in accordance with its terms as set forth herein.

(e)          Such Revolving Facility Increase shall become effective, as of the applicable Revolving Facility Increase Effective Date; provided that (i) no Default shall have occurred and be continuing or would result after giving effect to such Revolving Facility Increase (provided that, if such Revolving Facility Increase is being incurred in connection with a Limited Condition Acquisition, the Lenders providing such Revolving Facility Increase may agree to limit the foregoing condition to provide that no Event of Default under Sections 8.01(a), (f) or (g) shall have occurred and be continuing or would result after giving effect to such Revolving Facility Increase), (ii) after giving effect to the making of any Revolving Credit Loans or the effectiveness of any Revolving Facility Increase, the conditions set forth in Section 4.02(a) shall be satisfied (provided that, if such Revolving Facility Increase is being incurred in connection with a Limited Condition Acquisition, the Lenders providing such Revolving Facility Increase may agree to limit the foregoing condition to relate solely to the accuracy of the Specified Representations and the Acquisition Agreement Representations), (iii) after giving effect to such Revolving Facility Increase and assuming any such Revolving Facility Increase is fully drawn, the Borrower shall be in Pro Forma Compliance with the financial covenant contained in Section 7.10, (iv) the Revolving Facility Increase shall be effected pursuant to one or more joinder agreements (in form and substance reasonably satisfactory to the Administrative Agent) executed and delivered by the Borrower and the Revolving Facility Increase Lenders, and, to the extent applicable, the Administrative Agent, the Swingline Lender, and/or the L/C Issuer, and each of which shall be recorded in the Register, (v) the Borrower shall have delivered a certificate dated as of the Revolving Facility Increase Effective Date, signed by a Responsible Officer certifying that the conditions precedent set forth in the foregoing subclauses (i), (ii) and (iii) have been satisfied and, if the Borrower is relying on clause (b) of the definition of Incremental Amount for purposes of incurring all or any portion of the Revolving Facility Increase, that the Borrower is in Pro Forma Compliance with the First Lien Net Leverage Ratio requirement set forth in the definition of Incremental Amount, (vi) to the extent reasonably requested by the Administrative Agent, the Administrative Agent shall have received legal opinions, board resolutions, officers’ certificates and/or reaffirmation agreements consistent in all material respects with those delivered on the Closing Date under Section 4.01 with respect to the Borrower and all other applicable Loan Parties (other than changes to such legal opinions resulting from a change in Law, change in fact or change to counsel’s form of opinion reasonably satisfactory to the Administrative Agent) and evidencing the approval of such Revolving Facility Increase by the Borrower and all other applicable Loan Parties and (vii) all fees and expenses owing in respect of such Revolving Facility Increase to the Administrative Agent and the applicable Lenders shall have been paid or shall be paid concurrently with the Revolving Facility Increase Effective Date. On the Revolving Facility Increase Effective Date, the Administrative Agent shall take those steps that it and the Borrower agree are necessary and appropriate to result in each Revolving Credit Lender in respect of the Tranche subject to such Revolving Facility Increase having a pro-rata share of the outstanding Revolving Credit Loans relating to such Tranche based on each such Revolving Credit Lender’s Pro Rata Share of such Tranche immediately after giving effect to such Revolving Facility Increase, and a pro-rata share of any applicable participations in Swingline Loans and L/C Obligations based on each such Revolving Credit Lender’s Pro Rata Share of the Revolving Credit Facility immediately after giving effect to such Revolving Facility Increase. The Administrative Agent and the Lenders hereby agree that the minimum borrowing, pro-rata borrowing and pro-rata payment requirements contained elsewhere in this Agreement shall not apply to any transaction that may be effected pursuant to the immediately preceding sentence.

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(f)          Any Revolving Facility Increase shall be on the same terms and pursuant to the same documentation as the Tranche or Tranches, as applicable, of Revolving Credit Loans and Revolving Credit Commitments increased thereby as of the Revolving Facility Increase Effective Date; provided that it is agreed that the Applicable Rate of the applicable existing Tranche of Revolving Credit Commitments may be increased to equal the Applicable Rate of such increased Tranche of Revolving Credit Commitments to satisfy the requirements of this clause (f).

Section 2.15         Increase in Term Facility.

(a)          The Borrower may from time to time, upon notice by the Borrower to the Administrative Agent specifying the proposed amount thereof, request an increase, from any Lender or any Additional Lender, in any Tranche of Term Loans (each, a “Term Facility Increase”) (which shall be on the same terms as, and become part of, the applicable Tranche of Term Loans hereunder (except as otherwise provided in Sections 2.15(c) and 2.15(e))) by an aggregate principal amount not to exceed, at the time the time of incurrence, the Incremental Amount; provided that any such request for a Term Facility Increase shall be in a minimum amount of the lesser of (x) $5,000,000 and (y) the entire amount of any Term Facility Increase that may be requested under this Section 2.15.

(b)          Each such notice shall specify the identity of each Lender or other Person that is an Eligible Assignee (each, a “Term Facility Increase Lender”) to whom the Borrower proposes any portion of such Term Facility Increase be allocated and the proposed amounts of such allocation; provided that (x) any Lender approached to provide all or a portion of the Term Facility Increase may elect or decline, in its sole discretion, to increase its applicable Tranche of Term Loans (it being understood that there is no obligation to approach any existing Lenders to provide any portion of the Term Facility Increase) and (y) the Administrative Agent shall have the right to consent (such consent not to be unreasonably withheld, conditioned or delayed) to such Term Facility Increase Lender’s providing such portion of the Term Facility Increase if such consent of the Administrative Agent would be required under Section 10.07 for an assignment of Term Loans or Term Commitments to such Person.

(c)          If any Tranche of Term Loans is increased in accordance with this Section 2.15, the Borrower, in consultation with the Administrative Agent, shall determine the effective date (the “Term Increase Effective Date”) and the final allocation of such Term Facility Increase among the applicable Term Facility Increase Lenders which need not be on a ratable basis for all existing Lenders of the applicable Tranche. The Administrative Agent shall promptly notify the applicable Lenders of the final allocation of such increase and the Term Increase Effective Date. As of the Term Increase Effective Date, the amortization schedule for the Tranche of Term Loans subject to the Term Facility Increase set forth in Section 2.07(a) (or any other applicable amortization schedule for the relevant Tranche of Term Loans) shall be amended in a writing (which may be executed and delivered solely by the Borrower and the Administrative Agent) to reflect the addition of such Term Facility Increase. In addition, in connection with any Term Facility Increase pursuant to this Section 2.15, the Lenders hereby authorize the Administrative Agent to enter into amendments (which may be executed and delivered solely by the Borrower and the Administrative Agent) to this Agreement and the other Loan Documents with the Borrower as may be necessary in the reasonable opinion of the Administrative Agent and the Borrower in order to reflect any technical changes necessary to give effect to such Term Facility Increase in accordance with its terms as set forth herein.

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(d)          Such Term Facility Increase shall become effective, as of the applicable Term Increase Effective Date; provided that (i) no Default shall have occurred and be continuing or would result after giving effect to such Term Facility Increase (including the use of proceeds thereof) (provided that, if such Term Facility Increase is being incurred in connection with a Limited Condition Acquisition, the Lenders providing such Term Facility Increase may agree to limit the foregoing condition to provide that no Event of Default under Sections 8.01(a), (f) or (g) shall have occurred and be continuing or would result after giving effect to such Term Facility Increase), (ii) after giving effect to the making of any Term Loans or the effectiveness of any Term Facility Increase (including the use of proceeds thereof), the conditions set forth in Section 4.02(a) shall be satisfied (provided that, if such Term Facility Increase is being incurred in connection with a Limited Condition Acquisition, the Lenders providing such Term Facility Increase may agree to limit the foregoing condition to relate solely to the accuracy of the Specified Representations and the Acquisition Agreement Representations); (iii) after giving effect to the making of any Term Loans or the effectiveness of any Term Facility Increase (including the use of the proceeds thereof), the Borrower shall be in Pro Forma Compliance with the financial covenant contained in Section 7.10, (iv) the Term Facility Increase shall be effected pursuant to one or more joinder agreements (in form and substance reasonably satisfactory to the Administrative Agent) executed and delivered by the Borrower and the Term Facility Increase Lenders, and to the extent applicable, the Administrative Agent, and each of which shall be recorded in the Register, (v) the Borrower shall have delivered a certificate dated as of the Term Increase Effective Date signed by a Responsible Officer certifying that the conditions precedent set forth in subclauses (i), (ii) and (iii) have been satisfied and, if the Borrower is relying on clause (b) of the definition of Incremental Amount for purposes of incurring all or any portion of the Term Facility Increase, that the Borrower is in Pro Forma Compliance with the First Lien Net Leverage Ratio requirement set forth in the definition of Incremental Amount, (vi) to the extent reasonably requested by the Administrative Agent, the Administrative Agent shall have received legal opinions, board resolutions, officers’ certificates and/or reaffirmation agreements consistent in all material respects with those delivered on the Closing Date under Section 4.01 with respect to the Borrower and all other applicable Loan Parties (other than changes to such legal opinions resulting from a change in Law, change in fact or change to counsel’s form of opinion reasonably satisfactory to the Administrative Agent) and evidencing the approval of such increase by the Borrower and each other applicable Loan Party and (vii) all fees and expenses owing in respect of such increase to the Administrative Agent and the applicable Lenders shall have been paid or shall be paid concurrently with the Term Increase Effective Date. The additional Term Loans made pursuant to any Term Facility Increase shall be made by the applicable Lenders participating therein pursuant to the procedures set forth in Section 2.02.

(e)          Any Term Facility Increase shall (except as otherwise provided in Section 2.15(c) with respect to amortization) be on the same terms and pursuant to the same documentation as the Tranche or Tranches, as applicable, of Term Loans increased thereby as of the Term Increase Effective Date; provided that it is agreed that the Applicable Rate of the applicable existing Tranche of Term Loans may be increased to equal the Applicable Rate of such increased Tranche of Term Loans to satisfy the requirements of this clause (e).

Section 2.16         New Incremental Term Facilities.

(a)          The Borrower may from time to time, upon notice by the Borrower to the Administrative Agent, specifying in reasonable detail the proposed terms thereof, request, from any Lender or any Additional Lender, to add one or more new term loan facilities to the Facilities (each, an “Incremental Term Facility”; and any advance made by a Lender thereunder, an “Incremental Term Loan”; the commitments in respect thereof, the “Incremental Term Commitments”), in an aggregate principal amount not to exceed, at the time of incurrence, the Incremental Amount; provided that any such request for an Incremental Term Commitment shall be in a minimum amount of the lesser of (i) $5,000,000 and (ii) the entire amount that may be requested under this Section 2.16.

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(b)          Each such notice shall specify the identity of each Lender or other Person that is an Eligible Assignee (each, an “Incremental Term Lender”, as applicable, and collectively, the “Incremental Term Lenders”) to whom the Borrower proposes any portion of such Incremental Term Commitments be allocated and the proposed amounts of such allocations; provided that (i) any Lender approached to provide all or a portion of the Incremental Term Commitments may elect or decline, in its sole discretion, to provide an Incremental Term Commitment (it being understood that there is no obligation to approach any existing Lenders to provide any Incremental Term Commitment) and (ii) the Administrative Agent shall have the right to consent to such Person’s providing such Incremental Term Commitments if such consent of the Administrative Agent would be required under Section 10.07 for an assignment of Loans or Commitments to such Incremental Term Lender.

(c)          If an Incremental Term Commitment is added in accordance with this Section 2.16, the Borrower, in consultation with the Administrative Agent working in good faith, shall determine the effective date (the “Incremental Term Commitment Effective Date”) and the final allocation of such Incremental Term Commitment among the Incremental Term Lenders. The Administrative Agent shall promptly notify the applicable Lenders of the final allocation of the Incremental Term Commitment and the Incremental Term Commitment Effective Date. In connection with any addition of an Incremental Term Commitment pursuant to this Section 2.16, the Lenders hereby authorize the Administrative Agent to enter into amendments (which may be executed and delivered solely by the Borrower and the Administrative Agent) to this Agreement and the other Loan Documents with the Borrower as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower in order to (i) give effect to such Incremental Term Commitments in accordance with its terms as set forth herein (including the addition of such Incremental Term Facility as a “Facility” hereunder and treated in a manner consistent with the other Facilities, as applicable, including for purposes of prepayments and voting) and (ii) so long as such changes are not materially adverse to the interest of the Lenders (as determined by the Borrower and the Administrative Agent acting together in good faith), make such Incremental Term Loans fungible with one or more then outstanding Tranches of Term Loans.

(d)          Such Incremental Term Commitments shall become effective, as of the applicable Incremental Term Commitment Effective Date; provided that (i) no Default shall have occurred and be continuing or would result after giving effect to such Incremental Term Loans (including the use of the proceeds thereof) (provided that, if such Incremental Term Loans are being incurred in connection with a Limited Condition Acquisition, the Lenders providing such Incremental Term Loans may agree to limit the foregoing condition to provide that no Event of Default under Sections 8.01(a), (f) or (g) shall have occurred and be continuing or would result after giving effect to the incurrence of such Incremental Term Loans), (ii) after giving effect to the making of any Incremental Term Loans (including the use of the proceeds thereof) the conditions set forth in Section 4.02(a) shall be satisfied (provided that, if such Incremental Term Loans are being incurred in connection with a Limited Condition Acquisition, the Lenders providing such Incremental Term Loans may agree to limit the foregoing condition to relate solely to the accuracy of the Specified Representations and the Acquisition Agreement Representations), (iii) after giving effect to the incurrence of any Incremental Term Loans (including the use of the proceeds thereof), the Borrower shall be in Pro Forma Compliance with the financial covenant contained in Section 7.10, (iv) the Incremental Term Commitments, as applicable, shall be effected pursuant to one or more joinder agreements (in form and substance reasonably satisfactory to the Administrative Agent) executed and delivered by the Borrower and Incremental Term Lenders, and to the extent applicable, the Administrative Agent, and each of which shall be recorded in the Register, (v) the Borrower shall have delivered a certificate dated as of the Incremental Term Commitment Effective Date signed by a Responsible Officer certifying that the conditions precedent set forth in subclauses (i), (ii) and (iii) have been satisfied and, if the Borrower is relying on clause (b) of the definition of Incremental Amount for purposes of incurring all or any portion of the Incremental Term Loans, that the Borrower is in Pro Forma Compliance with the First Lien Net Leverage Ratio requirement set forth in the definition of Incremental Amount, (vi) to the extent reasonably requested by the Administrative Agent, the Administrative Agent shall have received legal opinions, board resolutions, officers’ certificates and/or reaffirmation agreements consistent in all material respects with those delivered on the Closing Date under Section 4.01 with respect to the Borrower and all other applicable Loan Parties (other than changes to such legal opinions resulting from a change in Law, change in fact or change to counsel’s form of opinion reasonably satisfactory to the Administrative Agent) and evidencing the approval of such increase by the Borrower and each other applicable Loan Party, and (vii) all fees and expenses owing in respect of such Incremental Term Commitment to the Administrative Agent and the applicable Lenders shall have been paid or shall be paid concurrently with the Incremental Term Commitment Effective Date.

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(e)          The terms, provisions and documentation of the Incremental Term Loans and Incremental Term Facilities shall be as determined by the Borrower and the lenders providing such Incremental Term Facility and Incremental Term Loans; provided that, except as set forth in the proviso below, to the extent such terms, provisions and documentation are not substantially identical with the Initial Term Facility, they shall not be materially more favorable (taken a whole) to the Lenders providing such Incremental Term Facility and Incremental Term Loans than the corresponding terms applicable the Initial Term Loans or shall be as otherwise reasonably acceptable the Administrative Agent (except for terms applicable only to periods after the Latest Maturity Date with respect to the then outstanding Term Loans (determined immediately prior to giving effect to such Incremental Term Loan or Incremental Term Facility)); provided, further, that:

(i)          such Incremental Term Commitment and the Loans thereunder (x) shall be incurred or guaranteed only by the Borrower and the Guarantors obligated under the Initial Term Loans and (y) shall rank pari passu in right of payment with and be secured on a pari passu basis with (by the same Collateral securing), in each case, the Initial Term Loans;

(ii)         the final maturity of any Tranche of Incremental Term Loans shall be no earlier than the Latest Term Loan Maturity Date in effect at the time of incurrence;

(iii)        the Weighted Average Life to Maturity of such Incremental Term Facility shall be no shorter than the then-longest remaining Weighted Average Life to Maturity of the Tranches of Term Loans outstanding at the time of incurrence;

(iv)        subject to clauses (ii) and (iii) of this proviso, the amortization schedule applicable to any Incremental Term Facility shall be determined by the Borrower and the Incremental Term Lenders providing such Incremental Term Facility;

(v)         any Incremental Term Facility may participate on a pro rata basis or less than pro rata basis (but, except as otherwise expressly permitted by this Agreement, not on a greater than pro rata basis) in any prepayments of the Initial Term Facility pursuant to Section 2.05(a) and 2.05(b) (other than prepayments of the Initial Term Facility pursuant to Section 2.05(b)(iii)(x)), as specified in the applicable joinder agreement;

(vi)        the All-In Yield applicable to the Incremental Term Loans of each Tranche shall be determined by the Borrower and the applicable Incremental Term Lenders and shall be set forth in each applicable joinder agreement; provided that with respect to the Incremental Term Loans of any Tranche incurred on or prior to the eighteen month anniversary of the Closing Date, the All-In Yield applicable to such Incremental Term Loans shall not be greater than the applicable All-In Yield payable pursuant to the terms of this Agreement as amended through the date of such calculation with respect to Initial Term Loans plus 0.50% per annum unless the interest rate (together with, as provided in the proviso below, the Eurodollar Rate or Base Rate floor) with respect to the Initial Term Loan is increased so as to cause the then applicable All-In Yield under this Agreement on the Initial Term Loans to equal the All-In Yield then applicable to the Incremental Term Loans minus 0.50%; provided that any increase in All-In Yield to any existing Initial Term Loan due to the application of a Eurodollar Rate or Base Rate floor on any Incremental Term Loan shall be effected solely through an increase in (or implementation of, as applicable) any Eurodollar Rate or Base Rate floor applicable to such existing Initial Term Loan; and

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(vii)       subject to clause (vi) above, any fees payable in connection with any such Incremental Term Commitment shall be determined by the Borrower and the lenders providing such Incremental Term Commitment.

(f)          The Loans and Commitments made or established pursuant to this Section 2.16 shall constitute Loans and Commitments under, and shall be entitled to all the benefits afforded by, this Agreement and the other Loan Documents, and shall, without limiting the foregoing, benefit equally and ratably from the Guarantees and security interests created by the Collateral Documents. The Loan Parties shall take any actions reasonably required by the Administrative Agent to ensure and/or demonstrate that the Lien granted by the Collateral Documents continue to be perfected under the Uniform Commercial Code or the Personal Property Security Act or otherwise to the extent required under Section 6.12 and the Collateral Documents after giving effect to the extension or establishment of any such Loans or any such Commitments.

Section 2.17         Extension of Term Loans and Revolving Credit Commitments.

(a)          The Borrower may at any time and from time to time request that all or a portion of the (i) Term Loans of one or more Tranches existing at the time of such request (each, an “Existing Term Tranche”, and the Term Loans of such Tranche, the “Existing Term Loans”) or Revolving Credit Commitments, and the related outstanding Revolving Credit Loans in respect thereof, of one or more Tranches existing at the time of such request (each, an “Existing Revolving Tranche” and together with the Existing Term Tranches, each an “Existing Tranche”, and the Revolving Credit Commitments and Revolving Credit Loans of such Existing Revolving Tranche, the “Existing Revolving Loans”, and together with the Existing Term Loans, the “Existing Loans”), in each case, be converted to extend the scheduled maturity date(s) of any payment of principal with respect to all or a portion of any principal amount of any Existing Tranche (any such Existing Tranche which has been so extended, an “Extended Term Tranche” or “Extended Revolving Tranche”, as applicable, and each an “Extended Tranche”, and the Term Loans or Revolving Credit Commitments, as applicable, of such Extended Tranches, the “Extended Term Loans” or “Extended Revolving Commitments”, as applicable, and collectively, the “Extended Loans”) and to provide for other terms consistent with this Section 2.17; provided that (i) any such request shall be made by the Borrower to all Lenders with Term Loans or Revolving Credit Commitments, as applicable, with a like maturity date (whether under one or more Tranches) on a pro rata basis (based on the aggregate outstanding principal amount of the applicable Term Loans or the aggregate Revolving Credit Commitments, as applicable) and on the same terms to each such Lender and (ii) any applicable Minimum Extension Condition shall be satisfied unless waived by the Borrower in its sole discretion. In order to establish any Extended Tranche, the Borrower shall provide a notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders of the applicable Existing Tranche) (an “Extension Request”) setting forth the proposed terms of the Extended Tranche to be established, which terms shall be substantially similar to those applicable to the Existing Tranche from which they are to be extended (the “Specified Existing Tranche”), except with respect to the following as determined by the Borrower and set forth in the Extension Request: (i) interest margins and fees, (ii) other covenants or other provisions applicable only to periods after the Maturity Date of the applicable Existing Tranche, (iii) in the case of an Extended Revolving Tranche, the final maturity date, (iv) in the case of an Extended Term Tranche, amortization, final maturity date, premium, required prepayment dates and participation in prepayments; provided that, (A) the Weighted Average Life to Maturity of such Extended Tranche shall be no shorter than the remaining Weighted Average Life to Maturity of the Specified Existing Tranche, (B) the final maturity date of such Extended Term Tranche shall be no earlier than the Maturity Date of the applicable Existing Tranche, (C) any Extended Term Loans may participate on a pro rata basis or on a less than pro rata basis (but not greater than pro rata basis) in any mandatory prepayments of Term Loans under Section 2.05(b)(i), (ii) or (iii) (other than pursuant to Section 2.05(b)(iii)(x)) in the case of an Extended Revolving Tranche, (1) the Borrowing and repayment (except for (A) payments of interest and fees at different rates on Extended Revolving Tranches (and related outstanding Revolving Credit Loans in respect thereof), (B) repayments required upon the Maturity Date of the Extended Revolving Tranches and (C) repayments made in connection with a permanent repayment and termination of Commitments) of Revolving Credit Loans with respect to Extended Revolving Tranches after the associated Extension Date shall be made on a pro rata basis with all other Revolving Credit Commitments existing at the time of the relevant Borrowing and repayment and (2) subject to the provisions of Section 2.03(l) to the extent dealing with Letters of Credit, which mature or expire after a Maturity Date when there exist Extended Revolving Tranches with a later Maturity Date, all Letters of Credit shall be participated on a pro rata basis by each Lender with a Revolving Credit Commitment in accordance with its Pro Rata Share of the Revolving Credit Commitments as in effect from time to time; provided that, notwithstanding anything to the contrary in this Section 2.17 or otherwise, assignments and participations of Extended Tranches shall be governed by the same or, at the Borrower’s discretion, more restrictive assignment and participation provisions applicable to Initial Term Loans or Initial Revolving Credit Commitments, as applicable, set forth in Section 10.07. No Lender shall have any obligation to agree to have any of its Existing Loans converted into an Extended Tranche pursuant to any Extension Request. Any Extended Tranche shall constitute a separate Tranche of Loans from the Specified Existing Tranches and from any other Existing Tranches (together with any other Extended Tranches so established on such date); provided that at no time shall there be more than two Tranches of Revolving Credit Commitments hereunder unless otherwise agreed by the Administrative Agent in its sole discretion.

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(b)          The Borrower shall provide the applicable Extension Request at least five Business Days (or such shorter period as the Administrative Agent may agree in its reasonable discretion) prior to the date on which Lenders under the applicable Existing Tranche or Existing Tranches are requested to respond. Any Lender (an “Extending Lender”) wishing to have all or a portion of its Specified Existing Tranche converted into an Extended Tranche shall notify the Administrative Agent (each, an “Extension Election”) on or prior to the date specified in such Extension Request of the amount of its Specified Existing Tranche that it has elected to convert into an Extended Tranche. In the event that the aggregate amount of the Specified Existing Tranche subject to Extension Elections exceeds the amount of Extended Tranches requested pursuant to the Extension Request, the Specified Existing Tranches subject to Extension Elections shall be converted to Extended Tranches on a pro rata basis based on the amount of Specified Existing Tranches included in each such Extension Election. In connection with any extension of Loans pursuant to this Section 2.17 (each, an “Extension”), the Borrower shall agree to such procedures regarding timing, rounding and other administrative adjustments to ensure reasonable administrative management of the credit facilities hereunder after such Extension, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably to accomplish the purposes of this Section 2.17. The Borrower may amend, revoke or replace an Extension Request pursuant to procedures reasonably acceptable to the Administrative Agent at any time prior to the date (the “Extension Request Deadline”) on which Lenders under the applicable Existing Term Tranche or Existing Term Tranches are requested to respond to the Extension Request. Any Lender may revoke an Extension Election at any time prior to 5:00 p.m. on the date that is two Business Days prior to the Extension Request Deadline, at which point the Extension Request becomes irrevocable (unless otherwise agreed by the Borrower). The revocation of an Extension Election prior to the Extension Request Deadline shall not prejudice any Lender’s right to submit a new Extension Election prior to the Extension Request Deadline.

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(c)          Extended Tranches shall be established pursuant to an amendment (an “Extension Amendment”) to this Agreement (which may include amendments to provisions as set forth in Section 2.17(a), and which, in each case, except to the extent expressly contemplated by the last sentence of this Section 2.17(c) and notwithstanding anything to the contrary set forth in Section 10.01, shall not require the consent of any Lender other than the Extending Lenders with respect to the Extended Tranches established thereby) executed by the Loan Parties, the Administrative Agent, and the Extending Lenders. For the avoidance of doubt, the failure of a Lender to respond to a request for an Extension shall be treated as if such non-responding Lender had affirmatively declined to participate in such Extension. Subject to the requirements of this Section 2.17 and without limiting the generality or applicability of Section 10.01 to any Section 2.17 Additional Amendments, any Extension Amendment may provide for additional terms and/or additional amendments other than those referred to or contemplated above (any such additional amendment, a “Section 2.17 Additional Amendment”) to this Agreement and the other Loan Documents; provided that such Section 2.17 Additional Amendments do not become effective prior to the time that such Section 2.17 Additional Amendments have been consented to (including, without limitation, pursuant to consents applicable to holders of any Extended Tranches provided for in any Extension Amendment) by such of the Lenders, Loan Parties and other parties (if any) as may be required in order for such Section 2.17 Additional Amendments to become effective in accordance with Section 10.01; provided, further, that no Extension Amendment may provide for any Extended Tranche to be secured by any Collateral or other assets of any Loan Party that does not also secure the Existing Tranches or be guaranteed by any Person other than the Guarantors. Notwithstanding anything to the contrary in Section 10.01, any such Extension Amendment may, without the consent of any other Lenders, effect such amendments to any Loan Documents as may be necessary, in the reasonable judgment of the Borrower and the Administrative Agent, to effect the provisions of this Section 2.17; provided that the foregoing shall not constitute a consent on behalf of any Lender to the terms of any Section 2.17 Additional Amendment.

(d)          Notwithstanding anything to the contrary contained in this Agreement, on any date on which any Existing Tranche is converted to extend the related scheduled maturity date(s) in accordance with clause (a) above (an “Extension Date”), in the case of the Specified Existing Tranche of each Extending Lender, the aggregate principal amount of such Specified Existing Tranche shall be deemed reduced by an amount equal to the aggregate principal amount of Extended Tranche so converted by such Lender on such date, and such Extended Tranches shall be established as a separate Tranche from the Specified Existing Tranche and from any other Existing Tranches (together with any other Extended Tranches so established on such date).

(e)          If, in connection with any proposed Extension Amendment, any Lender declines to consent to the applicable extension on the terms and by the deadline set forth in the applicable Extension Request (each such other Lender, a “Non-Extending Lender”) then the Borrower may (at its sole expense), on notice to the Administrative Agent and the Non-Extending Lender, replace such Non-Extending Lender by causing such Lender to (and such Lender shall be obligated to) assign pursuant to Section 10.07 (with the assignment fee and any other costs and expenses to be paid by the Borrower in such instance) all of its rights and obligations under this Agreement to one or more assignees; provided that neither the Administrative Agent nor any Lender shall have any obligation to the Borrower to find a replacement Lender; provided, further, that the applicable assignee shall have agreed to provide Extended Loans on the terms set forth in such Extension Amendment; provided, further, that all obligations of the Borrower owing to the Non-Extending Lender relating to the Existing Loans so assigned shall be paid in full by the assignee Lender to such Non-Extending Lender concurrently with such Assignment and Assumption. In connection with any such replacement under this Section 2.17, if the Non-Extending Lender does not execute and deliver to the Administrative Agent a duly completed Assignment and Assumption by the later of (A) the date on which the replacement Lender executes and delivers such Assignment and Assumption and (B) the date as of which all obligations of the Borrower owing to the Non-Extending Lender relating to the Existing Loans so assigned shall be paid in full by the assignee Lender to such Non-Extending Lender, then such Non-Extending Lender shall be deemed to have executed and delivered such Assignment and Assumption as of such date and the Borrower shall be entitled (but not obligated) to execute and deliver such Assignment and Assumption on behalf of such Non-Extending Lender.

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(f)          Following any Extension Date, with the written consent of the Borrower, any Non-Extending Lender may elect to have all or a portion of its Existing Loans deemed to be an Extended Loan under the applicable Extended Tranche on any date (each date a “Designation Date”) prior to the maturity date of such Extended Tranche; provided that such Lender shall have provided written notice to the Borrower and the Administrative Agent at least ten Business Days prior to such Designation Date (or such shorter period as the Administrative Agent may agree in its reasonable discretion); provided, further, that no greater amount shall be paid by or on behalf of the Borrower or any of its Affiliates to any such Non-Extending Lender as consideration for its extension into such Extended Tranche than was paid to any Extending Lender as consideration for its Extension into such Extended Tranche. Following a Designation Date, the Existing Loans held by such Lender so elected to be extended will be deemed to be Extended Loans of the applicable Extended Tranche, and any Existing Loans held by such Lender not elected to be extended, if any, shall continue to be “Existing Loans” of the applicable Tranche.

(g)          With respect to all Extensions consummated by the Borrower pursuant to this Section 2.17, (i) such Extensions shall not constitute optional or mandatory payments or prepayments for purposes of Sections 2.05(a) and (b) and (ii) no Extension Request is required to be in any minimum amount or any minimum increment; provided that the Borrower may at its election specify as a condition (a “Minimum Extension Condition”) to consummating any such Extension that a minimum amount (to be determined and specified in the relevant Extension Request in the Borrower’s sole discretion and may be waived by the Borrower) of Existing Loans of any or all applicable Tranches be extended. The Administrative Agent and the Lenders hereby consent to the transactions contemplated by this Section 2.17 (including, for the avoidance of doubt, payment of any interest, fees or premium in respect of any Extended Loans on such terms as may be set forth in the relevant Extension Request) and hereby waive the requirements of any provision of this Agreement (including, without limitation, Sections 2.05(a) and (b) and 2.07) or any other Loan Document that may otherwise prohibit any such Extension or any other transaction contemplated by this Section 2.17.

Section 2.18         Cash Collateral.

(a)          Upon the request of the Administrative Agent or the applicable L/C Issuer (i) if the applicable L/C Issuer has honored any full or partial drawing request under any Letter of Credit and such drawing has resulted in an L/C Borrowing or (ii) if as of the Letter of Credit Expiration Date, any L/C Obligation for any reason remains outstanding, the Borrower shall, in each case, promptly, but in any event, within one Business Day, Cash Collateralize the then Outstanding Amount of all L/C Obligations. At any time that there shall exist a Defaulting Lender, promptly, but in any event, within one Business Day, upon the request of the Administrative Agent or the applicable L/C Issuer, the Borrower shall deliver to the Administrative Agent Cash Collateral in an amount sufficient to cover 103% of all Fronting Exposure (after giving effect to Section 2.19(a)(iv) and any Cash Collateral provided by the Defaulting Lender).

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(b)          All Cash Collateral (other than credit support not constituting funds subject to deposit) shall be maintained in blocked, non-interest bearing deposit accounts at the Administrative Agent or any Approved Bank selected by the Administrative Agent. The Borrower, and to the extent provided by any Lender, such Lender, hereby grants to (and subjects to the control of) the Administrative Agent, for the benefit of the Administrative Agent, the applicable L/C Issuer and the Lenders (including the Swingline Lender), and agrees to maintain, a first-priority security interest in all such cash, deposit accounts and all balances therein, and all other property so provided as collateral pursuant hereto, and in all proceeds of the foregoing, all as security for the obligations to which such Cash Collateral may be applied pursuant to Section 2.18(c). The Borrower and/or any such Lender providing the Cash Collateral agree to take such other actions as the Administrative Agent may reasonably request to establish, maintain and/or perfect the first-priority security interest referred to above (including entering into control agreements). If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent as herein provided or that the total amount of such Cash Collateral is less than the applicable Fronting Exposure and other obligations secured thereby, the Borrower and the relevant Defaulting Lender shall, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency.

(c)          Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under any of this Section 2.18 or Sections 2.03, 2.05, 2.06, 2.19 or 8.02 in respect of Letters of Credit shall be held and applied to the satisfaction of the specific L/C Obligations, obligations to fund participations therein (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) and other obligations for which the Cash Collateral was so provided prior to any other application of such property as may be provided for herein.

(d)          Cash Collateral (or the appropriate portion thereof) provided to reduce Fronting Exposure or other obligations shall be released promptly following (i) the elimination of the applicable Fronting Exposure or other obligations giving rise thereto (including by the termination of Defaulting Lender status of the applicable Lender (or, as appropriate, its assignee following compliance with Section 10.07(b)(vii))) or (ii) the Administrative Agent’s good faith determination that there exists excess Cash Collateral; provided, however, (x) that Cash Collateral furnished by or on behalf of a Loan Party shall not be released during the continuance of a Default under Sections 8.01(a), (f) or (g) or an Event of Default (and following application as provided in this Section 2.18 may be otherwise applied in accordance with Section 8.03) and (y) the Person providing Cash Collateral and the applicable L/C Issuer may agree that Cash Collateral shall not be released but instead held to support future anticipated Fronting Exposure or other obligations.

Section 2.19         Defaulting Lenders.

(a)          Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(i)          That Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 10.01.

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(ii)         Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VIII or otherwise, and including any amounts made available to the Administrative Agent by that Defaulting Lender pursuant to Section 10.09), shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by that Defaulting Lender to the applicable L/C Issuers or Swingline Lender hereunder; third, if so reasonably determined by the Administrative Agent or reasonably requested by any applicable L/C Issuer, to be held as Cash Collateral for future funding obligations of that Defaulting Lender of any participation in any Letter of Credit; fourth, as the Borrower may request (so long as no Default shall have occurred and be continuing or would result therefrom), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a noninterest bearing deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement; sixth, to the payment of any amounts then due and owing to the Lenders, the applicable L/C Issuers or the Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender, any applicable L/C Issuer or the Swingline Lender against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default shall have occurred and be continuing or would result therefrom, to the payment of any amounts then due and owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans, Swingline Loans or L/C Borrowings in respect of which that Defaulting Lender has not fully funded its appropriate share and (y) such Loans, Swingline Loans or L/C Borrowings were made at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Borrowings owed to, all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Borrowings owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in L/C Obligations and Swingline Loans are held by the Lenders pro rata in accordance with the Commitments hereunder without giving effect to Section 2.19(a)(iv). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.19(a)(ii) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(iii)        That Defaulting Lender (x) shall not be entitled to receive any commitment fee pursuant to Section 2.09(a) for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender) and (y) shall be limited in its right to receive Letter of Credit fees as provided in Section 2.03(h).

(iv)        During any period in which there is a Defaulting Lender with Revolving Credit Commitments, for purposes of computing the amount of the obligation of each non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit pursuant to Sections 2.03 or Swingline Loans pursuant to Section 2.04, the “Pro Rata Share” of each non-Defaulting Lender shall be determined without giving effect to the Revolving Credit Commitment of that Defaulting Lender; provided that (i) each such reallocation shall be given effect only if, at the date the applicable Lender becomes a Defaulting Lender, no Default shall have occurred and be continuing or would result therefrom; and (ii) the aggregate obligation of each non-Defaulting Lender under any Tranche of Revolving Credit Commitments to acquire, refinance or fund participations in Letters of Credit and Swingline Loans shall not exceed the positive difference, if any, of (1) the Revolving Credit Commitment of that non-Defaulting Lender minus (2) the aggregate Outstanding Amount of the Revolving Credit Loans of that Lender.

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(b)          If the Borrower, the Administrative Agent, each L/C Issuer agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase that portion of the applicable outstanding Loans of the other Revolving Credit Lenders under each relevant Tranche or take such other actions as the Administrative Agent may reasonably determine to be necessary to cause the Revolving Credit Loans and funded and unfunded participations in Letters of Credit and Swingline Loans to be held on a pro rata basis by the Revolving Credit Lenders in accordance with their ratable shares (without giving effect to Section 2.19(a)(iv)), whereupon that Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; provided, further, that, subject to Section 10.24 or except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender.

Section 2.20         Incremental Equivalent Debt.

(a)          The Borrower and the Guarantors may, from time to time, upon notice by the Borrower to the Administrative Agent, specifying in reasonable detail the proposed terms thereof, issue or incur Indebtedness in respect of one or more series of senior unsecured notes, senior secured first lien or junior lien notes or subordinated notes, in each case issued in a public offering, Rule 144A or other private placement or customary bridge facility in respect of the foregoing (and any Registered Equivalent Notes issued in exchange therefor), junior lien secured or unsecured or subordinated loans or junior lien secured or unsecured mezzanine Indebtedness that, if secured, will (i) in the case of any such Indebtedness constituting notes issued in a public offering, Rule 144A or other private placement, be secured by the Collateral on a pari passu or junior basis with the Obligations and (ii) in the case of any such Indebtedness constituting loans, shall be secured by the Collateral solely on a junior basis with the Obligations, and that are issued or made in lieu of an Incremental Term Facility pursuant to an indenture, a note purchase agreement, loan or credit agreement or otherwise (such Indebtedness, collectively, “Incremental Equivalent Debt”) in a principal amount not to exceed the Incremental Amount at the time of incurrence; provided that in the case of any Incremental Equivalent Debt that is secured by the Collateral on a junior basis with the Obligations, is subordinated in right of payment to the Obligations (whether or not such Indebtedness is secured) or is unsecured, the First Lien Net Leverage Ratio test set forth in clause (b) of the definition of Incremental Amount shall be deemed to be replaced with the requirement that, after giving Pro Forma Effect to the incurrence of such Incremental Equivalent Debt (including the use of proceeds thereof and, in the case of any such Incremental Equivalent Debt structured as a revolving or “delayed-draw” or similar facility, assuming a full utilization thereof and, in each case, with the proceeds of any such Incremental Equivalent Debt being excluded from the determination of Unrestricted Cash and Cash Equivalents for such calculation (but, for the avoidance of doubt, giving effect to any repayment, repurchase or other reduction of Indebtedness effected with such proceeds)), the Total Net Leverage Ratio would not exceed 5.50:1.00.

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(b)          As a condition precedent to the issuance or incurrence of any Incremental Equivalent Debt pursuant to this Section 2.20, (i) the Borrower shall deliver to the Administrative Agent a certificate dated as of the date of issuance or incurrence of the Incremental Equivalent Debt signed by a Responsible Officer certifying that the conditions set forth in this Section 2.20(b) have been satisfied and, if the Borrower is relying on clause (b) of the definition of Incremental Amount for purposes of incurring all or any portion of such Incremental Equivalent Debt, that the Borrower is in Pro Forma Compliance with the First Lien Net Leverage Ratio requirement set forth in such provision (or any applicable Total Net Leverage Ratio required to be tested in lieu thereof pursuant to the proviso set forth in the immediately preceding clause (a)), (ii) such Incremental Equivalent Debt shall not be borrowed by or subject to any Guarantee by any Person other than the Borrower and the Guarantors, (iii) to the extent such Incremental Equivalent Debt is secured, (x) the security agreements relating to such Incremental Equivalent Debt shall be not materially more burdensome to the Borrower, taken as a whole, than the Collateral Documents (with such exceptions as are reasonably satisfactory to the Administrative Agent), (y) such Incremental Equivalent Debt shall be secured (if at all) either on a pari passu basis with the Obligations or on a junior basis to the Liens that secure the Obligations, in each case solely on all or some of the Collateral that secures the Facilities and (z) such Incremental Equivalent Debt shall be subject to in the case of Incremental Equivalent Debt that will be secured by the Collateral to a customary intercreditor agreement reasonably satisfactory to the Administrative Agent, (iv) (A) the final maturity of any Incremental Equivalent Debt consisting of revolving credit commitments shall be no earlier than the Latest Maturity Date relating to the Revolving Credit Facility in effect at the time of incurrence and (B) the final maturity of any other Incremental Equivalent Debt shall be no earlier than the Latest Term Loan Maturity Date in effect at the time of the incurrence, issuance or obtainment of such Indebtedness, (v) (A) the terms of such Indebtedness that constitutes notes do not provide for any mandatory prepayment, repurchase, redemption or sinking fund obligations prior to the Latest Term Loan Maturity Date in effect at the time of the incurrence, issuance or obtainment of such Indebtedness (other than customary prepayments, repurchases or redemptions or offers to prepay, redeem or repurchase or mandatory prepayments upon a change of control, asset sale or casualty or condemnation event, and customary acceleration rights after an event of default), (B) any such Indebtedness that constitutes loans may participate on a pro rata basis or less than pro rata basis (but, except as otherwise expressly permitted by this Agreement, not on a greater than pro rata basis) in any prepayments of the Initial Term Facility pursuant to Section 2.05(a) and 2.05(b) (other than prepayments of the Initial Term Facility pursuant to Section 2.05(b)(iii)(x)) and (C) the terms of any Incremental Equivalent Debt (other than revolving credit commitments) have a Weighted Average Life to Maturity that is no shorter than the then-longest remaining Weighted Average Life to Maturity of the Tranches of Term Loans outstanding at the time of incurrence, (vi) the terms and conditions of such Indebtedness (excluding, for the avoidance of doubt, interest rates (including through fixed interest rates), interest margins, rate floors, fees, funding discounts, original issue discounts and prepayment or redemption premiums and terms) are, when taken as a whole, are (x) substantially identical to or (y) not materially more favorable to the lenders or holders providing such Indebtedness than those applicable to the Facilities when taken as a whole (other than covenants (including financial maintenance covenants) or other provisions applicable only to periods after the Latest Maturity Date in effect at the time of incurrence, issuance or obtainment of such Indebtedness) (provided that a certificate of a Responsible Officer delivered to the Administrative Agent at the time of the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Borrower has determined in good faith that such terms and conditions satisfy the requirement of this clause (vi)(y) shall be conclusive evidence that such terms and conditions satisfy such requirement) or are otherwise reasonably acceptable to the Administrative Agent, (vii) the pricing applicable to the Incremental Equivalent Debt shall be determined by the Borrower and the applicable lenders providing such Incremental Equivalent Debt; provided that any such Incremental Equivalent Debt that is secured on a pari passu basis with the Obligations shall be subject to the terms of Section 2.16(e)(vi) (assuming, for such purposes, that such Incremental Equivalent Debt were being incurred in the form of Incremental Term Loans), (viii) no Default shall have occurred and be continuing or would result after giving effect to such Incremental Equivalent Debt (including the use of the proceeds thereof) (provided that, if such Incremental Equivalent Debt is being incurred in connection with a Limited Condition Acquisition, the Lenders providing such Incremental Equivalent Debt may agree to limit the foregoing condition to provide that no Event of Default under Sections 8.01(a), (f) or (g) shall have occurred and be continuing or would result after giving effect to the incurrence of such Incremental Equivalent Debt), (ix) after giving effect to the making or issuance of any Incremental Equivalent Debt (including the use of the proceeds thereof), the conditions set forth in Section 4.02(a) shall be satisfied (provided that, if such Incremental Equivalent Debt is being incurred in connection with a Limited Condition Acquisition, the Lenders providing such Incremental Equivalent Debt may agree to limit the foregoing condition to relate solely to the accuracy of the Specified Representations and the Acquisition Agreement Representations, and to be subject to customary limitations on collateral-related requirements (in each case, modified as necessary for such Limited Condition Acquisition)) and (x) after giving effect to such Incremental Equivalent Debt (including the use of the proceeds thereof), the Borrower shall be in Pro Forma Compliance with the financial covenant contained in Section 7.10.

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(c)          The Lenders hereby authorize the Administrative Agent to enter into amendments (which may be executed and delivered solely by the Borrower and the Administrative Agent) to this Agreement and the other Loan Documents with the Borrower as may be necessary or appropriate in order to secure any Incremental Equivalent Debt with the Collateral of the Loan Parties and/or to make such technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower in connection with the issuance or incurrence of such Incremental Equivalent Debt, in each case in accordance with the terms set forth in this Section 2.20.

Section 2.21         Bankers’ Acceptances and BA Equivalent Notes.

(a)          Acceptances and Drafts.

(i)          Each Revolving Lender severally agrees, on the terms and conditions of this Agreement and from time to time on any Business Day prior to the applicable Maturity Date (A) in the case of a Revolving Lender which is able to accept Drafts, to create acceptances (“Bankers’ Acceptances”) by accepting Drafts and to purchase such Bankers’ Acceptances in accordance with Section 2.24(c)(ii)(A) hereof, and (B) in the case of a Revolving Lender that is unable to accept Drafts (each, a “BA Equivalent Lender”), to purchase completed Drafts (which have not and will not be accepted by such Revolving Lender or any other Revolving Lender) in accordance with Section 2.24(c)(ii)(B) hereof.

(ii)         If the Administrative Agent determines that the Bankers’ Acceptances to be created and purchased or Drafts to be purchased on any Drawing (upon a conversion or otherwise) will not be created and purchased ratably by the applicable Revolving Lenders in accordance with clause(a)(i) above, then the requested face amount of Bankers’ Acceptances and Drafts shall be reduced to such lesser amount as the Administrative Agent determines will permit ratable sharing and the amount by which the requested face amount shall have been so reduced shall be converted or continued, as the case may be, as a Canadian Prime Rate Loan to be made contemporaneously with the Drawing by the applicable Revolving Lenders.

(b)          Form of Drafts. Each Draft presented by the Borrower shall (i) be in a minimum amount of CAD$1,000,000 and in an integral multiple of CAD$100,000, (ii) be dated the date of the Drawing, which shall be a Business Day, and (iii) mature and be payable by the Borrower (in common with all other Drafts presented in connection with such Drawing) upon expiration of the applicable BA Period for such Draft, or such other period as agreed upon by the Borrower and the Revolving Lenders, after the Drawing Date and on or prior to the applicable Maturity Date.

(c)          Procedures for Drawing.

(i)          Each Drawing shall be made on notice (a “Drawing Notice”) given by the Borrower to the Administrative Agent not later than 12:00 p.m. at least three Business Days in advance of such proposed Drawing. Each Drawing Notice shall be in substantially the form of Exhibit B-2, shall be irrevocable and binding on the Borrower and shall specify (A) the Drawing Date, (B) the aggregate face amount of Drafts to be accepted and purchased (or purchased, as the case may be), and (C) the BA Period for such Drafts. The Administrative Agent shall provide the applicable Revolving Lenders with notice of the calculations for the Drafts for each applicable Revolving Lender on or before 10:30 a.m. on the Business Day immediately preceding the Drawing Date.

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(ii)         Not later than 2:00 p.m. on an applicable Drawing Date, each applicable Revolving Lender shall complete one or more Drafts in accordance with the Drawing Notice and either (A) accept the Drafts and purchase the Bankers’ Acceptances so created for the Drawing Price, or (B) in the case of a BA Equivalent Lender, purchase the Drafts for the Drawing Price. In each case, upon receipt of the Drawing Price, the Administrative Agent shall make funds available to the Borrower in accordance with Section 2.07(a) of this Agreement.

(iii)        The Borrower shall, at the request of a Revolving Lender, issue one or more non-interest bearing promissory notes (each, a “BA Equivalent Note”) payable on the date of maturity of the unaccepted Draft referred to below, in such form as the applicable Revolving Lender may specify and in a principal amount equal to the face amount of, and in exchange for, any unaccepted Drafts which such Revolving Lender has purchased or has arranged to have purchased in accordance with clause (c)(ii) above.

(iv)        Bankers’ Acceptances purchased by a Revolving Lender may be held by it for its own account until the end of the relevant BA Period or sold by it at any time prior to that date in any relevant Canadian market in such Person’s sole discretion.

(d)          Presigned Draft Forms/Power of Attorney. To facilitate acceptance of the Borrowings by way of Bankers’ Acceptances, the Borrower hereby appoints each Revolving Lender as its attorney to sign and endorse on its behalf, in handwriting or by facsimile or mechanical or electronic signature as and when deemed necessary by such Revolving Lender, blank forms of Drafts. In this respect, it is each Revolving Lender’s responsibility to maintain an adequate supply of blank forms of Drafts for acceptance under this Agreement. The Borrower recognizes and agrees that all Drafts signed and/or endorsed on its behalf by a Revolving Lender shall bind the Borrower fully and effectively as if signed in the handwriting of and duly issued by the proper signing officers of the Borrower. Each Revolving Lender is hereby authorized to issue such Drafts endorsed in blank in such face amounts as may be determined by such Revolving Lender; provided that the aggregate amount thereof is equal to the aggregate amount of Bankers’ Acceptances required to be accepted and purchased by such Revolving Lender. No Revolving Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument, except the bad faith, gross negligence or willful misconduct of such Revolving Lender. Each Revolving Lender shall maintain a record with respect to Bankers’ Acceptances held by it in blank hereunder, voided by it for any reason, accepted and purchased by it hereunder, and cancelled at the respective maturities. Each Revolving Lender agrees to provide such records to the Borrower at the Borrower’s expense upon written request.

Drafts drawn by the Borrower to be accepted as Bankers’ Acceptances shall be signed by a duly authorized officer or officers of the Borrower or by its attorneys. Notwithstanding that any Person whose signature appears on any Bankers’ Acceptance may no longer be an authorized signatory for the Borrower at the time of issuance of a Bankers’ Acceptance; that signature shall nevertheless be valid and sufficient for all purposes as if the authority had remained in force at the time of issuance and any Bankers’ Acceptance so signed shall be binding on the Borrower.

Each Revolving Lender will exercise such care in the custody and safekeeping of Drafts as it would exercise in the custody and safekeeping of similar property owned by it and will, upon request by the Borrower, promptly advise the Borrower of the number and designations, if any, of uncompleted Drafts held by it for the Borrower. The signature of any officer of the Borrower on a Draft may be mechanically or electronically reproduced and BA Instruments bearing a facsimile or electronic signature shall be binding upon the Borrower as if they had been manually signed.

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(e)          Payment, Conversion or Renewal of BA Instruments.

(i)          Upon the maturity of a BA Instrument at the end of its BA Period, the Borrower may (A) elect to issue a replacement BA Instrument by giving a Drawing Notice in accordance with Section 2.24(c) hereof, (B) elect to have all or a portion of the face amount of the BA Instrument converted to a Canadian Prime Rate Loan by providing to the Administrative Agent a Borrowing Request in accordance with Section 2.03(a), or (C) pay, on or before 10:00 a.m., an amount in Canadian Dollars equal to the face amount of the BA Instrument (notwithstanding that the Revolving Lender may not be the holder of it at maturity). Any such payment shall satisfy the Borrower’s obligations under the BA Instrument to which it relates and the relevant Revolving Lender shall then be solely responsible for the payment of the BA Instrument.

(ii)         If the Borrower fails to pay any BA Instrument when due or issue a replacement in the face amount of such BA Instrument pursuant to clause (e)(i) above, the unpaid amount due and payable shall be converted to a Canadian Prime Rate Loan made by the applicable Revolving Lenders ratably and shall bear interest calculated and payable as provided in Section 2.13 and this Section 2.24. This conversion shall occur as of the due date and without any necessity for the Borrower to give a Borrowing Request.

(iii)        Upon the maturity of a BA Instrument, if a Default or an Event of Default has occurred and is continuing, the unpaid amount due and payable shall be converted to a Canadian Prime Rate Loan made by the applicable Revolving Lenders ratably and shall bear interest calculated and payable as provided in Section 2.13. Such conversion shall occur as of the due date and without any necessity for the Borrower to give a Borrowing Request.

(f)          Circumstances Making Bankers’ Acceptances Unavailable.

(i)          If, at any time, the Administrative Agent determines (acting reasonably) that there is no market for Bankers’ Acceptances for the term requested by the Borrower or at all or that the applicable Revolving Lenders cannot for other reasons, after reasonable efforts, readily sell Bankers’ Acceptances or perform their other obligations under this Agreement with respect to Bankers’ Acceptances, (A) the right of the Borrower to request a Drawing shall be suspended until the circumstances causing a suspension no longer exist, and (B) any Drawing Notice which is outstanding shall be cancelled and the requested Drawing shall not be made.

(ii)         The Administrative Agent shall promptly notify the Borrower in writing of the suspension of the Borrower’s right to request a Drawing and of the termination of any suspension.

(g)          Prepayment/Repayment of Bankers’ Acceptance Loans.

(i)          Notwithstanding anything to the contrary in this Agreement, the Borrower may not prepay a Bankers’ Acceptance Loan prior to expiration of the BA Period thereof, provided that Bankers’ Acceptance Loans may be cash collateralized (in Canadian Dollars) on terms and conditions acceptable to the Administrative Agent. Any amount otherwise required by the terms of this Agreement to be applied to the repayment of outstanding Bankers’ Acceptance Loans shall be paid by the Borrower to the Administrative Agent and held by the Administrative Agent for the account of the applicable Revolving Lenders and applied to the repayment of the applicable Bankers’ Acceptance Loans at the end of the BA Period applicable thereto.

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(ii)         Notwithstanding anything to the contrary set forth herein, the Borrower shall not be permitted to request a Bankers’ Acceptance Loan at any time a Default or Event of Default has occurred and is continuing (and upon such event, any outstanding Bankers’ Acceptance Loans shall be converted into Canadian Prime Rate Loans at the end of the BA Period applicable thereto).

Article III
Taxes, Increased Costs Protection and Illegality

Section 3.01         Taxes.

(a)          Any and all payments by the Borrower and any other Loan Party to or for the account of any Agent or any Lender under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes, unless otherwise required by applicable Laws. If any Loan Party shall be required by any Laws (as determined in the good faith discretion of an applicable Loan Party) to deduct any Taxes from or in respect of any sum payable under any Loan Document to any Agent or any Lender, (i) if such Tax is an Indemnified Tax, the sum payable shall be increased as necessary so that after making all required deductions for Indemnified Taxes (including deductions for Indemnified Taxes applicable to additional sums payable under this Section 3.01), each of such Agent and such Lender receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Loan Party shall make such deductions, (iii) the Loan Party shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable Laws and (iv) as soon as practicable after such payment, the Loan Party shall furnish to such Agent or Lender (as the case may be) the original or a certified copy of a receipt evidencing payment thereof to the extent such a receipt is issued therefor, a copy of the return reporting such payment and such other written proof of payment thereof as is reasonably satisfactory to the Administrative Agent.

(b)          In addition but without duplication, the Borrower shall pay to the relevant Governmental Authority in accordance with applicable Law, or at the option of the Administrative Agent timely reimburse it for the payment of, any and all present or future stamp, court, documentary, intangible, recording, filing or similar Taxes which arise from any payment made under any Loan Document or from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under or otherwise with respect to, any Loan Document except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 3.07) (hereinafter referred to as “Other Taxes”).

(c)          The Borrower agrees to indemnify each Agent and any Lender, as applicable, for (i) the full amount of Indemnified Taxes and Other Taxes (including any Indemnified Taxes or Other Taxes imposed or asserted by any Governmental Authority on amounts payable under this Section 3.01) paid by such Agent and such Lender and (ii) any reasonable expenses arising therefrom or with respect thereto, in each case whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority, other than any amounts described in clause (i) or (ii) arising as a result of the gross negligence or willful misconduct of any such Agent or Lender; provided that such Agent or Lender, as the case may be, provides the Borrower with a certificate or other evidence reasonably acceptable to the Borrower setting forth in reasonable detail the basis and calculation of such amounts. Payment under this Section 3.01(c) shall be made within thirty days after the date such Lender or such Agent makes a written demand therefor.

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(d)          If any Lender or Agent determines in its sole discretion exercised in good faith that it has received a refund (in cash or applied as payment of Taxes otherwise payable in cash) in respect of any Indemnified Taxes or Other Taxes as to which indemnification or additional amounts have been paid to it by the Borrower pursuant to this Section 3.01, it shall promptly remit such refund (including any interest included in such refund paid by the relevant Governmental Authority) to the Borrower, net of all reasonable out-of-pocket expenses of the Lender or Agent, as the case may be; provided, however, that the Borrower, upon the request of the Lender or Agent, as the case may be, agrees promptly to return such refund (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to such party in the event such party is required to repay such refund to the relevant Governmental Authority. Nothing contained in this Section 3.01(d) shall interfere with the right of a Lender or Agent to arrange its tax affairs in whatever manner it thinks fit nor oblige any Lender or Agent to claim any Tax refund or to disclose any information relating to its tax affairs or any computations in respect thereof or require any Lender or Agent to do anything that would prejudice its ability to benefit from any other refunds, credits, reliefs, remissions or repayments to which it may be entitled. Notwithstanding anything to the contrary in this clause (d), in no event will any Agent or any Lender be required to pay any amount to the Borrower pursuant to this clause (d) the payment of which would place any Agent or any Lender in a less favorable net after-Tax position than any Agent or any Lender would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any Agent or any Lender to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person.

(e)          Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Sections 3.01(a), (b) or (c) with respect to such Lender it will, if requested by the Borrower, use commercially reasonable efforts (subject to such Lender’s overall internal policies of general application and legal and regulatory restrictions) to avoid or reduce to the greatest extent possible any indemnification or additional amounts being due under this Section 3.01, including to designate another Lending Office for any Loan or Letter of Credit affected by such event; provided that such efforts are made on terms that, in the reasonable and good faith judgment of such Lender, (i) would eliminate or reduce amounts payable pursuant to this Section  3.01, as the case may be, in the future, and (ii) would not subject such Lender to any material unreimbursed cost or expense and would not otherwise be materially disadvantageous to such Lender; provided, further, that nothing in this Section 3.01(e) shall affect or postpone any of the Obligations of the Borrower or the rights of such Lender pursuant to Sections 3.01(a) and (c). The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender as a result of a request by the Borrower under this Section 3.01(e).

(f)          If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by Law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation and information prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation and information reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this Section 3.01(f), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

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Section 3.02         Illegality.

(a)          If any Lender reasonably determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Loans whose interest is determined by reference to the Eurodollar Rate, or to determine or charge interest rates based upon the Eurodollar Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, (i) any obligation of such Lender to make or continue Eurodollar Rate Loans or to convert Base Rate Loans to Eurodollar Rate Loans shall be suspended and (ii) if such notice asserts the illegality of such Lender making or maintaining Base Rate Loans the interest rate on which is determined by reference to the Eurodollar Rate component of the Base Rate, the interest rate on Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Eurodollar Rate component of the Base Rate, in each case until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (x) the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all Eurodollar Rate Loans of such Lender to Base Rate Loans (the interest rate on Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Eurodollar Rate component of the Base Rate), either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurodollar Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurodollar Rate Loans and (y) if such notice asserts the illegality of such Lender determining or charging interest rates based upon the Eurodollar Rate, the Administrative Agent shall during the period of such suspension compute the Base Rate applicable to such Lender without reference to the Eurodollar Rate component thereof until the Administrative Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon the Eurodollar Rate. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

(b)          If any Lender reasonably determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Loans whose interest is determined by reference to the BA Discount Rate, or to determine or charge interest rates based upon the BA Discount Rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender to make or continue Bankers’ Acceptance Loans or to convert Canadian Prime Rate Loans to Bankers’ Acceptance Loans shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all Bankers’ Acceptance Loans of such Lender to Canadian Prime Rate Loans, either on the last day of the BA Period therefor, if such Lender may lawfully continue to maintain such Bankers’ Acceptance Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Bankers’ Acceptance Loans. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

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Section 3.03         Inability to Determine Rates. If the Required Lenders determine that for any reason in connection with any request for a Eurodollar Rate Loan or a conversion to or continuation thereof that (a) Eurodollar Rate Loans are not being offered for the applicable amount and Interest Period of such Eurodollar Rate Loan or BA Discount Rate Loans are not being offered for the applicable amount and BA Period, (b) by reason of any changes arising on or after the Closing Date affecting the London interbank eurodollar market, adequate and reasonable means do not exist for determining the Eurodollar Rate for any requested Interest Period with respect to a proposed Eurodollar Rate Loan, the BA Discount Rate for any requested BA Period or in connection with an existing or proposed Base Rate Loan (excluding for all purposes of this Section 3.03 only, the portion of the Obligations and unused Commitments that are not available for Loans in the applicable currency) or (c) that the Eurodollar Rate for any currency requested Interest Period on any date of determination with respect to a Eurodollar Rate Loan for the applicable currency requested Interest Period or the BA Discount Rate for any requested BA Period does not, in each case, adequately and fairly reflect the cost to the Required Lenders of funding such Eurodollar Rate Loan or Bakers’ Acceptance Loan, as applicable, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, (x) the obligation of the Lenders to make or maintain Eurodollar Rate Loans in the applicable currency or Bankers’ Acceptance Loans, as applicable, shall be suspended and (y) in the event of a determination described in the preceding sentence with respect to the Eurodollar Rate component of the Base Rate, the utilization of the Eurodollar Rate component in determining the Base Rate shall be suspended, in each case until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurodollar Rate Loans or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein.

Section 3.04         Increased Cost and Reduced Return; Capital Adequacy.

(a)          If any Lender reasonably determines that as a result of the introduction of or any change in any applicable Law, rule, regulation, order, guideline or request or in the interpretation or administration thereof by the NAIC or any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by such Lender with any request or directive by the NAIC or by any such Government Authority (whether or not having the force of law), in each case after the date hereof, there shall be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining any Loan the interest on which is determined by reference to the Eurodollar Rate or (as the case may be) issuing or participating in Letters of Credit, or a reduction in the amount received or receivable by such Lender in connection with any of the foregoing (including Taxes on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto, but excluding for purposes of this Section 3.04(a) any such increased costs or reduction in amount resulting from (i) Indemnified Taxes, Other Taxes, Taxes described in clauses (b) through (d) of the definition of Excluded Taxes, and Connection Income Taxes, and (ii) reserve requirements reflected in the Eurodollar Rate), then within fifteen days after demand of such Lender setting forth in reasonable detail such increased costs (with a copy of such demand to the Administrative Agent given in accordance with Section 3.06), the Borrower shall pay to such Lender such additional amounts as will compensate such Lender for such increased cost or reduction; provided that such Lender will only be compensated to the extent it is the general policy or practice of such Lender to demand such charges in similar circumstances under comparable provisions of comparable syndicated credit facilities.

(b)          If any Lender determines that the introduction of any Law regarding capital adequacy or liquidity requirements or any change therein or in the interpretation thereof, in each case after the date hereof, or compliance by such Lender (or its Lending Office) therewith, has the effect of reducing the rate of return on the capital of such Lender or any corporation controlling such Lender as a consequence of such Lender’s obligations hereunder (taking into consideration its policies with respect to capital adequacy or liquidity and such Lender’s desired return on capital), then within fifteen days after demand of such Lender setting forth in reasonable detail the charge and the calculation of such reduced rate of return (with a copy of such demand to the Administrative Agent given in accordance with Section 3.06), the Borrower shall pay to such Lender such additional amounts as will compensate such Lender for such reduction within fifteen days after receipt of demand therefor.

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(c)          The Borrower shall not be required to compensate a Lender pursuant to Section 3.04(a) or (b) for any such increased cost or reduction incurred more than one hundred eighty days prior to the date that such Lender demands, or notifies the Borrower of its intention to demand, compensation therefor; provided that if the circumstance giving rise to such increased cost or reduction is retroactive, then such one hundred eighty day period referred to above shall be extended to include the period of retroactive effect thereof.

(d)          If any Lender requests compensation under this Section 3.04, then such Lender will, if requested by the Borrower and at the Borrower’s expense, use commercially reasonable efforts to designate another Lending Office for any Loan or Letter of Credit affected by such event; provided that such efforts would not, in the good faith judgment of such Lender, be inconsistent with the internal policies of, or otherwise be materially disadvantageous in any legal, economic or regulatory respect to such Lender or its Lending Office. The provisions of this clause (d) shall not affect or postpone any Obligations of the Borrower or rights of such Lender pursuant to Sections 3.04(a) or (b).

(e)          For purposes of this Section 3.04, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, in each case, be deemed to have gone into effect after the date hereof, regardless of the date enacted, adopted or issued.

Section 3.05         Funding Losses. Upon written demand of any Lender (with a copy to the Administrative Agent) from time to time, setting forth in reasonable detail the basis for calculating such compensation, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense actually incurred by it as a result of:

(a)          any continuation, conversion, payment or prepayment of any Loan (other than a Base Rate Loan) on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b)          any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan (other than a Base Rate Loan) on the date or in the amount notified by the Borrower; or

(c)          any mandatory assignment of such Lender’s Loans (other than Base Rate Loans) pursuant to Section 3.07 on a day other than the last day of the Interest Period for such Loans;

including any loss or expense (excluding loss of anticipated profits and all administrative processing or similar fees) arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained, but excluding any such loss for which no reasonable means of calculation exist, as set forth in Section 3.03.

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Section 3.06         Matters Applicable to All Requests for Compensation.

(a)          Any Agent or any Lender claiming compensation under this Article III shall deliver a certificate to the Borrower contemporaneously with the demand for payment, setting forth in reasonable detail a calculation of the additional amount or amounts to be paid to it hereunder which shall be conclusive in the absence of manifest error. In determining such amount, such Agent or such Lender may use any reasonable averaging and attribution methods.

(b)          With respect to any Lender’s claim for compensation under Section 3.02, 3.03 or 3.04, the Borrower shall not be required to compensate such Lender for any amount incurred more than one hundred eighty days prior to the date that such Lender notifies the Borrower of the event that gives rise to such claim; provided that if the circumstance giving rise to such claim is retroactive, then such one hundred eighty day period referred to above shall be extended to include the period of retroactive effect thereof. If any Lender requests compensation by the Borrower under Section 3.04, the Borrower may, by notice to such Lender (with a copy to the Administrative Agent), suspend the obligation of such Lender to make or continue from one Interest Period to another Eurodollar Rate Loans, or to convert Base Rate Loans into Eurodollar Rate Loans, until the event or condition giving rise to such request ceases to be in effect (in which case the provisions of Section 3.06(c) shall be applicable); provided that such suspension shall not affect the right of such Lender to receive the compensation so requested.

(c)          If the obligation of any Lender to make or continue from one Interest Period to another any Eurodollar Rate Loan, or to convert Base Rate Loans into Eurodollar Rate Loans shall be suspended pursuant to Section 3.06(b) hereof, such Lender’s Eurodollar Rate Loans shall be automatically converted into Base Rate Loans on the last day(s) of the then current Interest Period(s) for such Eurodollar Rate Loans (or, in the case of an immediate conversion required by Section 3.02, on such earlier date as required by Law) and, unless and until such Lender gives notice as provided below that the circumstances specified in Section 3.02, 3.03 or 3.04 hereof that gave rise to such conversion no longer exist:

(i)          to the extent that such Lender’s Eurodollar Rate Loans have been so converted, all payments and prepayments of principal that would otherwise be applied to such Lender’s Eurodollar Rate Loans shall be applied instead to its Base Rate Loans; and

(ii)         all Loans that would otherwise be made or continued from one Interest Period to another by such Lender as Eurodollar Rate Loans shall be made or continued instead as Base Rate Loans, and all Base Rate Loans of such Lender that would otherwise be converted into Eurodollar Rate Loans shall remain as Base Rate Loans.

(d)          If any Lender gives notice to the Borrower (with a copy to the Administrative Agent) that the circumstances specified in Section 3.02, 3.03 or 3.04 hereof that gave rise to the conversion of such Lender’s Eurodollar Rate Loans pursuant to this Section 3.06 no longer exist (which such Lender agrees to do promptly upon such circumstances ceasing to exist) at a time when Eurodollar Rate Loans made by other Lenders are outstanding, such Lender’s Base Rate Loans shall be automatically converted, on the first day(s) of the next succeeding Interest Period(s) for such outstanding Eurodollar Rate Loans, to the extent necessary so that, after giving effect thereto, all Loans held by the Lenders holding Eurodollar Rate Loans and by such Lender are held pro rata (as to principal amounts, interest rate basis, and Interest Periods) in accordance with their respective Commitments.

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Section 3.07         Replacement of Lenders under Certain Circumstances.

(a)          If at any time (i) the Borrower becomes obligated to pay additional amounts or indemnity payments described in Section 3.01 or 3.04 or any Lender ceases to make Eurodollar Rate Loans or Bankers’ Acceptance Loans as a result of any condition described in Section 3.02 or 3.03, (ii) any Lender becomes a Defaulting Lender, or (iii) any Lender becomes a Non-Consenting Lender (as defined below in this Section 3.07) (collectively, a “Replaceable Lender”), then the Borrower may (at its sole expense), on prior written notice to the Administrative Agent and such Lender, either (i) replace such Lender by causing such Lender to (and such Lender shall be obligated to) assign pursuant to Section 10.07(b) (with the assignment fee to be paid by the Borrower unless waived by the Administrative Agent in such instance) 100% of its relevant Commitments and the principal of its relevant outstanding Loans plus any accrued and unpaid interest together with all of its rights and obligations under this Agreement to one or more Eligible Assignees; provided that neither the Administrative Agent nor any Lender shall have any obligation to the Borrower to find a replacement Lender or other such Person or (ii) so long as no Default shall have occurred and be continuing, terminate the applicable Commitment of such Lender or L/C Issuer, as the case may be, and (1) in the case of a Lender (other than each L/C Issuer), repay all applicable obligations of the Borrower owing to such Lender relating to the Loans and participations held by such Lender as of such termination date and (2) in the case of an L/C Issuer, repay all obligations of the Borrower owing to such L/C Issuer relating to the Loans and participations held by such L/C Issuer as of such termination date and cancel or backstop on terms reasonably satisfactory to such L/C Issuer any Letters of Credit issued by it; provided that (A) in the case of any such assignment resulting for a claim for compensation under Section 3.01 or payments to be required under Section 3.04, such assignment will result in a reduction in such compensation or payments and (B) in the case of any such termination of Commitments with respect to a Non-Consenting Lender such termination shall be sufficient (together with all other consenting Lenders) to cause the adoption of the applicable departure, waiver or amendment of the Loan Documents.

(b)          Any Lender being replaced pursuant to Section 3.07(a) above shall (i) execute and deliver an Assignment and Assumption with respect to such Lender’s Commitment and outstanding Loans and participations in L/C Obligations and Swingline Loans (provided that the failure of any such Lender to execute an Assignment and Assumption shall not render such assignment invalid and such assignment shall be recorded in the Register) and (ii) deliver any Notes evidencing such Loans to the Borrower or Administrative Agent for transmittal to the Borrower. Pursuant to such Assignment and Assumption, (A) the assignee Lender shall acquire all or a portion, as the case may be, of the assigning Lender’s Commitment and outstanding Loans and participations in L/C Obligations and Swingline Loans, (B) all Obligations relating to the Loans and participations so assigned shall be paid in full by the assignee Lender to such assigning Lender concurrently with such assignment and assumption (and, if applicable, the Borrower shall pay the amount payable pursuant to Section 2.05(a)(iv)) and (C) upon such payment and, if so requested by the assignee Lender, the assigning Lender shall deliver to the assignee Lender the applicable Note or Notes executed by the Borrower, if any, the assignee Lender shall become a Lender hereunder and the assigning Lender shall cease to constitute a Lender hereunder with respect to such assigned Loans, Commitments and participations, except with respect to indemnification provisions under this Agreement, which shall survive as to such assigning Lender. In connection with any such replacement, if any such Replaceable Lender (as defined above) does not execute and deliver to the Administrative Agent a duly executed Assignment and Assumption reflecting such replacement within one Business Day of the date on which the assignee Lender executes and delivers such Assignment and Assumption to such Replaceable Lender, then such Replaceable Lender shall be deemed to have executed and delivered such Assignment and Assumption without any action on the part of the Replaceable Lender. In connection with the replacement of any Lender pursuant to Section 3.07(a) above, the Borrower shall pay to such Lender (other than a Defaulting Lender) such amounts as may be required pursuant to Section 3.05.

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(c)          Notwithstanding anything to the contrary contained above, any Lender that acts as an L/C Issuer may not be replaced hereunder at any time that it has any Letter of Credit outstanding hereunder unless arrangements reasonably satisfactory to such L/C Issuer (including the furnishing of a back-up standby letter of credit in form and substance, and issued by an issuer reasonably satisfactory to such L/C Issuer or the depositing of cash collateral into a cash collateral account in amounts and pursuant to arrangements reasonably satisfactory to such L/C Issuer) have been made with respect to such outstanding Letter of Credit.

(d)          In the event that (i) the Borrower or the Administrative Agent have requested the Lenders to consent to (A) an extension of the Maturity Date as permitted by Section 2.17, (B) a departure or waiver of any provisions of the Loan Documents or (C) agree to any amendment or other modification thereto, (ii) the consent, waiver, amendment or modification in question requires the agreement of all Lenders or all affected Lenders in accordance with the terms of Section 10.01 or all the Lenders with respect to a certain Tranche of the Loans and (iii) solely with respect to clauses (i)(B) and (C) above, the Required Lenders have agreed to such waiver, amendment or modification, then any Lender who does not agree to such waiver, amendment or modification shall be deemed a “Non-Consenting Lender”.

Section 3.08         Survival. All of the Borrower’s obligations under this Article III, and the obligations of each Agent and any Lender under Section 3.01, shall survive termination of the Aggregate Commitments and repayment of all other Obligations hereunder and resignation of the Administrative Agent.

Article IV
Conditions Precedent to Credit Extensions

Section 4.01         Conditions to Closing Date. Each Lender’s respective Commitments hereunder shall become effective, on the terms and subject to the other conditions set forth herein, upon the substantially contemporaneous satisfaction or waiver (in accordance with Section 10.01) of the following conditions precedent:

(a)          The Administrative Agent shall have received all of the following, each properly executed by an authorized officer or other authorized signatory of each signing Loan Party and each dated as of the Closing Date (or, in the case of certificates of governmental officials, as of a recent date before the Closing Date), each in form and substance reasonably satisfactory to the Administrative Agent, and each accompanied by their respective required schedules and other attachments:

(i)          executed counterparts of (A) this Agreement from each party hereto, (B) the Guaranty from each party thereto and the Intercompany Subordination Agreement from each party thereto;

(ii)         the Security Agreements, duly executed by each party thereto, together with:

(A)         certificates, if any, representing the Equity Interests in all Pledged Interests referenced in the Security Agreement accompanied by undated stock powers executed in blank,

(B)         copies of proper UCC-1 and PPSA financing statements, filed or duly prepared for filing under the Uniform Commercial Code or the applicable Personal Property Security Act, as applicable, in all jurisdictions that the Administrative Agent may deem reasonably necessary in order to perfect and protect the Liens on assets of each of the Loan Parties created under the Security Agreement, covering the Collateral described in the Security Agreement, and

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(C)         evidence that all other actions, recordings and filings of or with respect to the Security Agreement that the Administrative Agent may deem reasonably necessary or desirable in order to perfect and protect the Liens created thereby shall have been taken, completed or otherwise provided for in a manner reasonably satisfactory to the Administrative Agent (including receipt of duly executed payoff letters, customary lien searches and copies of UCC-3 and PPSA termination statements duly prepared for filing);

(iii)        an Intellectual Property Security Agreement (substantially in the form of Exhibit B to the Security Agreement), duly executed by each Loan Party that owns Intellectual Property that is required to be pledged in accordance with the Security Agreement;

(iv)        a certificate for each Loan Party certifying the Organizational Documents, good standing certificates in the jurisdiction of organization (if , applicable), resolutions, and incumbency certificates;

(v)         an English Law Debenture, a Share Pledge Agreement with respect to the shares of Copyright Promotions Licensing Group GmbH, and a Deed of Pledge of Shares with respect to the shares of Copyright Promotions Europe B.V., in form and substance satisfactory to the Administrative Agent; and

(vi)        opinions of Bryan Cave LLP, New York and German counsel to the Loan Parties, Stewart McKelvey LLP, Canadian counsel to the Loan Parties, Stikeman Elliot, Ontario and British Columbia counsel to the Loan Parties, Van Doorne Advocaten, Notarissen en Fiscalisten, Dutch counsel to the Administrative Agent, and Paul Hastings, LLP, UK and German counsel to the Administrative Agent, in each case, addressed to the Administrative Agent and the Lenders on the Closing Date, in form and substance reasonably satisfactory to the Administrative Agent.

(b)          Since December 31, 2016, no Target Material Adverse Effect shall have occurred.

(c)          Each Loan Party shall have provided the documentation and other information reasonably requested in writing at least ten days prior to the Closing Date by the Lenders in connection with satisfactory compliance clearing, including, without limitation, in respect of applicable “know your customer” and anti-money-laundering rules and regulations and the PATRIOT Act, in each case at least three Business Days prior to the Closing Date.

(d)          The Administrative Agent shall have received insurance certificates with respect to the properties and business of the Borrower and its Subsidiaries, as set forth in Section 6.07.

(e)          The Administrative Agent shall have received a Note executed by the Borrower in favor of each Lender requesting a Note reasonably in advance of the Closing Date.

(f)          The Administrative Agent shall have received a solvency certificate from the chief financial officer or other officer with equivalent duties of the Borrower (after giving effect to the consummation of the Transactions) substantially in the form attached hereto as Exhibit H.

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(g)          The Arrangers shall have received (i) (x) a copy of the audited consolidated financial statements of the Borrower and its Subsidiaries, including a balance sheet, statement of income, statement of cash flows, and a statement of changes in equity prepared on a consolidated basis, reported on by the Borrower’s independent auditors, (y) a copy of a specified procedures report in respect of the Borrower and its Restricted Subsidiaries, reported on by the Borrower’s independent auditors and (z) a consolidation worksheet in respect of the Borrower and each Subsidiary and/or Restricted Subsidiary of the Borrower, as the case may be, including a balance sheet and a statement of income, as prepared by the Borrower for internal reporting and tax purposes, in each case of this clause (i), for the three most recently completed fiscal years ended at least 90 days prior to the Closing Date, (ii) quarterly financial statements of the Borrower, including a balance sheet, statement of income, cash flow statement and statement of changes in equity prepared on a consolidated basis for the Borrower and each of its Subsidiaries and consolidating worksheets for the Borrower and its restricted Subsidiaries and its Unrestricted Subsidiaries, including all detail, including, consolidation spreadsheets, as produced on a quarterly basis by business unit, in each case, for each subsequent fiscal quarter ended at least 45 days prior to the Closing Date and (iii) a quality of earnings report with respect to the Targets for the twelve-month period ending March 31, 2017.

(h)          The Arrangers shall have received an unaudited pro forma consolidated balance sheet of (a) the Borrower and its Subsidiaries and (b) the Borrower and its Restricted Subsidiaries, in each case, as of the date of the most recent consolidated balance sheet delivered pursuant to the preceding paragraph and a pro forma statement of operations and Adjusted EBITDA for the twelve-month period ending on such balance sheet date, in each case, adjusted to give effect to the Transactions, the other transactions related thereto and such other adjustments as are reflected in the financial model delivered to the Arrangers prior to the Closing Date.

(i)          All accrued costs, fees and expenses (including, without limitation, legal fees and expenses and the fees and expenses of any other advisors) and other compensation due and payable to the Administrative Agent, the Arrangers and the Lenders and required by the Commitment Letter or the Fee Letter to be paid on the Closing Date shall have been paid, in the case of expenses, to the extent a reasonably detailed invoice has been delivered to the Borrower at least two Business Days prior to the Closing Date; provided that the foregoing amounts may, at the Borrower’s option, be offset against the proceeds of the Facilities funded on the Closing Date.

(j)          After giving effect to the Acquisition, the Closing Date Refinancing and the other Transactions contemplated hereby, the Borrower and its respective Subsidiaries shall have outstanding no indebtedness or disqualified equity other than the loans and other extensions of credit under the Facilities and other indebtedness permitted by this Agreement and the other Loan Documents.

(k)          The Acquisition shall have been consummated, or substantially concurrently with the closing under the Facilities shall be consummated, in all material respects in accordance with the Acquisition Agreements (and no provision of the Acquisition Agreements shall have been waived, amended, supplemented or otherwise modified (including any consents thereunder) in a manner material and adverse to the Lenders without the consent of the Administrative Agent (which consent shall not be unreasonably withheld, delayed or conditioned).

(l)          The Acquisition Agreement Representations and the Specified Representations shall be true and correct in all material respects (without duplication of any materiality qualifiers contained therein) and the Administrative Agent shall have received a certificate from a Responsible Officer, in form and substance reasonably satisfactory to the Administrative Agent, certifying as to compliance with the conditions set forth in this clause (l) and in clauses (b) and (k) above.

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Without limiting the generality of the provisions of Section 9.03, for purposes of determining compliance with the conditions specified in this Section 4.01, the Administrative Agent and each Lender as of the Closing Date shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required hereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received written notice from such Lender prior to the Closing Date specifying its objection thereto.

Notwithstanding anything herein to the contrary, it is understood that, other than with respect to any UCC and PPSA Filing Collateral (as defined below) and Stock Certificates (as defined below), to the extent any Lien on any Collateral is not or cannot be provided and/or perfected on the Closing Date, as applicable, after the Borrower’s use of commercially reasonable efforts to do so or without undue burden or expense, the delivery, the provision and/or perfection of a Lien on such Collateral (and the taking, making or filing of any actions or notices in connection therewith) shall not constitute a condition precedent for purposes of this Section 4.01 but instead shall be required to be delivered or effected after the Closing Date in accordance with Section 6.13; provided that the Borrower shall have delivered all Stock Certificates (except (i) in the case of the Targets, those Stock Certificates that have not been made available to the Loan Parties on or prior to the Closing Date after their use of commercially reasonable efforts to obtain such Stock Certificates; provided that, to the extent not delivered to the Administrative Agent on the Closing Date, such Stock Certificates shall, in any event, be required to be delivered to the Administrative Agent within five Business Days of the Closing Date and (ii) those already in the possession of Royal Bank, as administrative agent under the Borrower’s existing credit agreement) to the Administrative Agent on or prior to the Closing Date, as applicable. For purposes of this paragraph, “UCC Filing Collateral” and “PPSA Filing Collateral” mean Collateral, including Collateral constituting investment property, for which a security interest can be perfected by filing a UCC-1 financing statement or a PPSA financing statement, as applicable. “Stock Certificates” means Collateral consisting of certificates representing Equity Interests that constitute Certificated Securities (within the meaning of the Uniform Commercial Code) in the Borrower’s Restricted Subsidiaries (other than Excluded Subsidiaries) that are wholly-owned (unless not received on or prior to the Closing Date after the use of commercially reasonable efforts to do so) in each wholly-owned Subsidiary of the Borrower, in each case to the extent constituting Pledged Interests for which a security interest can be perfected by delivering such certificates, together with undated stock powers or other appropriate instruments of transfer executed in blank for each such certificate.

Section 4.02         Conditions to All Credit Extensions. The obligation of each Lender to honor any Request for Credit Extension (other than, (i) on the Closing Date, (ii) in connection with a Committed Loan Notice requesting only a conversion of Loans to the other Type, or a continuation of Eurodollar Rate Loans and (iii) in the case of any automatic renewal of an Auto-Renewal Letter of Credit) is subject to the following conditions precedent:

(a)          The representations and warranties of the Borrower and each other Loan Party contained in Article V or any other Loan Document shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) on and as of the date of such Credit Extension, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) as of such earlier date, and except that for purposes of this Section 4.02, the representations and warranties contained in Sections 5.05(a) and 5.05(b) shall be deemed to refer to the most recent financial statements furnished pursuant to Section 6.01(a) and (b), respectively, prior to such proposed Credit Extension.

(b)          No Default shall exist, or would result from such proposed Credit Extension or from the application of the proceeds therefrom.

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(c)          The Administrative Agent and, if applicable, the applicable L/C Issuer or the Swingline Lender shall have received a Request for Credit Extension in accordance with the requirements hereof.

Each Request for Credit Extension (other than (i) a Committed Loan Notice requesting only a conversion of Loans to the other Type or a continuation of Eurodollar Rate Loans and (ii) an automatic renewal of an Auto-Renewal Letter of Credit) submitted by the Borrower shall be deemed to be a representation and warranty that, subject to the proviso to the first paragraph of this Section 4.02, the conditions specified in Sections 4.02(a) and (b) have been satisfied (unless waived) on and as of the date of the applicable Credit Extension.

Article V
Representations and Warranties

The Borrower represents and warrants to the Administrative Agent and the Lenders (after giving effect to the Transactions) that:

Section 5.01         Existence, Qualification and Power. The Borrower and each Restricted Subsidiary thereof (a) is a Person duly organized or formed, validly existing and, except for any U.K. Non-Good Standing Subsidiary (until such time as it achieves good standing status as contemplated by Section 6.13(b)), in good standing (to the extent such concept is applicable in the relevant jurisdiction) under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is a party, (c) is duly qualified and in good standing (to the extent such concept is applicable in the relevant jurisdiction) under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification, (d) is in compliance with all Laws and (e) has all requisite governmental licenses, authorizations, consents and approvals to operate its business as currently conducted; except in each case referred to in clause (a) (other than with respect to the Borrower), (b) (other than in the case of (b)(ii) with respect to the Borrower), (c), (d) and (e), to the extent that any failure to be so or to have such could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect.

Section 5.02         Authorization; No Contravention. The execution, delivery and performance by each Loan Party of each Loan Document to which such Loan Party is a party, and the consummation of the Transactions to which such Loan Party is a party, are within such Loan Party’s corporate or other organizational powers, have been duly authorized by all necessary corporate or other organizational action and do not (a) contravene the terms of any of such Loan Party’s Organization Documents, (b) conflict with or result in any breach or contravention of, or the creation of any Lien under (other than as permitted by Section 7.01), or require any payment (other than for Indebtedness to be repaid on the Closing Date in connection with the Transactions) to be made under (i) any Contractual Obligation to which such Person is a party or affecting such Person or the properties of such Person or any of its Restricted Subsidiaries or (ii) any material order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject or (c) violate any Law; in the case of the foregoing clauses (b) and (c), except to the extent such conflict, breach, violation, contravention or payment could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect.

Section 5.03         Governmental Authorization; Other Consents. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with the execution, delivery or performance by any Loan Party of this Agreement or any other Loan Document, except for (i) filings and registrations necessary to perfect the Liens on the Collateral granted by the Loan Parties, filings in the United States Patent and Trademark Office, the United States Copyright Office, the Canadian Intellectual Property Office and any other relevant filing office, (ii) the approvals, consents, exemptions, authorizations, actions, notices and filings which have been duly obtained, taken, given or made and are in full force and effect and (iii) those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect.

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Section 5.04         Binding Effect. This Agreement and each other Loan Document has been duly executed and delivered by each Loan Party that is party thereto. This Agreement and each other Loan Document constitutes, a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other Laws affecting creditors’ rights generally of the United States or other applicable jurisdictions from time to time in effect and by general principles of equity.

Section 5.05         Financial Statements; No Material Adverse Effect.

(a)          The financial statements delivered pursuant to Section 4.01(g)(i) and Section 4.01(g)(ii) fairly present in all material respects the consolidated financial condition of the Borrower and its Subsidiaries as of the date thereof and their results of operations for the period covered thereby in accordance with IFRS consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, subject, in the case of the financial statements delivered pursuant to Section 4.01(g)(ii), to normal year—end audit adjustments and the absence of footnotes.

(b)          The consolidated forecasted balance sheets, statements of income and statements of cash flows of the Borrower and its Subsidiaries delivered pursuant to Section 4.01(h) were prepared in good faith on the basis of the assumptions stated therein, which assumptions were believed by the management of the Borrower to be reasonable as of the date of delivery thereof; it being recognized by the Agents and the Lenders that such projections are as to future events and are not to be viewed as facts, the projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Borrower and its Restricted Subsidiaries, that no assurance can be given that any particular projections will be realized and that actual results during the period or periods covered by any such projections may differ from the projected results and such differences may be material.

(c)          There has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have, since the Closing Date, a Material Adverse Effect.

Section 5.06         Absence of Adverse Proceedings. Except as specified in Schedule 5.06, there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrower, threatened in writing at law, in equity, in arbitration or before any Governmental Authority, by or against the Borrower or any of its Restricted Subsidiaries, as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, either individually or in the aggregate, could reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect.

Section 5.07         No Default. No Default has occurred and is continuing under this Agreement.

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Section 5.08         Ownership of Property; Liens; Intellectual Property; Insurance; Material Agreements.

(a)          The Borrower and each of its Restricted Subsidiaries has good title in fee simple to, or valid leasehold interests in, all real property necessary in the ordinary conduct of its business, free and clear of all Liens except for minor defects in title that do not materially interfere with its ability to conduct its business and Liens permitted by Section 7.01 or as approved by the Required Lenders in writing, except where the failure to have such title or interests could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect.

(b)          The Borrower and each of its Restricted Subsidiaries owns, licenses or possesses the right to use, all of the trademarks, service marks, trade names, copyrights, patents, franchises, licenses and other rights in respect of Intellectual Property (collectively, “IP Rights”) that are reasonably necessary for the operation of its respective business, as currently conducted, and, to the knowledge of the Borrower, the use of such IP Rights in the conduct of its and its Restricted Subsidiaries’ respective business as currently conducted does not infringe upon any IP Rights of any other Person, except to the extent such failure to own, license or possess or such infringements could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect. Set forth on Schedule 5.08 is a complete and accurate list of all material registered or applications to register IP Rights in Canada, the United States and the United Kingdom, in each case, owned by the Borrower and its Restricted Subsidiaries as of the Closing Date, after giving effect to the Transactions. The conduct of the business of the Borrower or any Restricted Subsidiary thereof as currently conducted or as contemplated to be conducted, to the knowledge of the Borrower, does not infringe upon or violate any rights held by any other Person, except for such infringements and violations which could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect. Except as set forth on Schedule 5.06, no claim or litigation regarding any of the foregoing is pending or, to the knowledge of the Borrower, threatened in writing, which could reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect.

(c)          The properties of the Borrower and its Restricted Subsidiaries are insured with reputable insurance companies not Affiliates of the Borrower, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Borrower or the applicable Restricted Subsidiary operates.

(d)          All real property that constitutes Collateral and that is a “flood hazard area” in any Flood Insurance Rate Map published by the United States Federal Emergency Management Agency (or any successor agency) is covered by flood insurance with reputable insurance companies not Affiliates of the Borrower, in such amounts and with such deductibles as the Administrative Agent may reasonably request upon at least thirty days prior written notice to the Borrower.

(e)          The assets (including the Intellectual Property) owned, licensed and leased by each of the Loan Parties include all of the assets reasonably necessary to conduct their respective businesses as conducted as of the Closing Date. Each Loan Party (i) has sufficient, right, title and interest, including, without limitation, by license, in each Item of Product (including both rights under copyright and ownership or access to Physical Materials) and in its Intellectual Property to enable it to (x) enter into and perform all of the Material Agreements to which it is a party and (y) charge, earn, realize and retain all fees and profits to which such Loan Party is entitled thereunder and (ii) is not in breach of any of its material obligations under such agreements. No Loan Party has any knowledge of any breach or anticipated breach by any other parties to such agreements, which breach, individually or in the aggregate with all such other breaches, could reasonably be expected to have a Material Adverse Effect.

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(f)          None of the Loan Parties, nor, to the knowledge of any Responsible Officer involved in the administration of this Agreement, any of the other parties thereto, is in material default or breach of, in any respect, nor has any of the Loan Parties received any notice of default or termination under, any Material Agreement or material license, the termination of which could reasonably be expected to cause a Material Adverse Effect and, to the knowledge of each of the Loan Parties, there exists no state of facts which after notice or lapse of time or both would constitute such a material default or breach or would give rise to such a right of termination, including the termination of any option to produce additional episodes or other programs, distribute or otherwise exploit the property contemplated in such Material Agreements or licenses. None of the Loan Parties is a party to any agreement, contract or instrument or is subject to any restriction (including any restriction set out in its Organization Documents) which has or could reasonably be expected to have, a Material Adverse Effect).

Section 5.09         Environmental Compliance. Except as disclosed in Schedule 5.09 hereto:

(a)          None of the Borrower or any of its Restricted Subsidiaries is subject to any Environmental Liability that could reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect.

(b)          None of the Material Real Properties contain any Hazardous Materials in amounts or in concentrations which constitute a violation of, or require remedial action under, Environmental Laws or otherwise would reasonably be expected to give rise to an Environmental Liability, except for any such violations, remedial actions and liabilities that could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(c)          None of the Borrower or any of its Restricted Subsidiaries is undertaking, and none has completed, either individually or together with other potentially responsible parties, any investigation, remediation, mitigation, removal, assessment or remedial, response or corrective action relating to any actual or threatened release, discharge or disposal of Hazardous Materials at any site, location or operation, either voluntarily or pursuant to the order of any Governmental Authority or the requirements of any Environmental Law, except for any such investigations or assessments or remedial or responsive actions that could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect.

(d)          All Hazardous Materials generated, used, treated, handled or stored at, or transported to or from, any property currently or, to the knowledge of the Borrower, formerly owned or operated by any Loan Party or any of their respective Restricted Subsidiaries have been disposed of in a manner not reasonably expected to result in liability to any Loan Party or any of their respective Restricted Subsidiaries that could reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect.

Section 5.10         Taxes. The Borrower and each of its Restricted Subsidiaries have filed all federal, state, provincial, local, foreign and other Tax returns and reports required to be filed, and have paid all federal, state, local, provincial, foreign and other Taxes, levied or imposed upon them or their properties, income or assets that have become due and payable, except those (a) which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with IFRS or (b) with respect to which the failure to make such filing or payment could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect.

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Section 5.11         ERISA; Labor Matters.

(a)          Except as could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect, (i) each Plan is in compliance with the applicable provisions of ERISA, the Code and other applicable federal and state laws and (ii) each Plan that is intended to be a qualified plan under Section 401(a) of the Code may rely upon an opinion letter for a prototype plan or has received a favorable determination letter from the IRS to the effect that the form of such Plan is qualified under Section 401(a) of the Code and the trust related thereto has been determined by the IRS to be exempt from federal income tax under Section 501(a) of the Code, or an application for such a letter is currently being processed by the IRS, and to the knowledge of any Loan Party, nothing has occurred that would prevent, or cause the loss of, such tax-qualified status.

(b)          There are no pending or, to the knowledge of any Loan Party, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could be reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect. There has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 or 407 of ERISA (and not otherwise exempt under Section 408 of ERISA) with respect to any Plan that has resulted or could reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect.

(c)          (i) No ERISA Event has occurred and neither any Loan Party nor, to the knowledge of any Loan Party, any ERISA Affiliate is aware of any fact, event or circumstance that would reasonably be expected to constitute or result in an ERISA Event with respect to any Plan, (ii) each Loan Party and each ERISA Affiliate has met all applicable requirements under the Pension Funding Rules in respect of each Plan, and no waiver of the minimum funding standards under such Pension Funding Rules has been applied for or obtained, (iii) neither any Loan Party nor, to the knowledge of any Loan Party, any ERISA Affiliate knows of any facts or circumstances that would reasonably be expected to cause the funding target attainment percentage (as defined in Section 430(d)(2) of the Code) for any Plan, if applicable, to drop below 60% as of the most recent valuation date, (iv) neither any Loan Party nor any ERISA Affiliate has incurred any liability to the PBGC other than for the payment of premiums, and there are no premium payments which have become due that are unpaid, (v) neither any Loan Party nor any ERISA Affiliate has engaged in a transaction that could be subject to Sections 4069 or 4212(c) of ERISA and (vi) no Plan has been terminated by the plan administrator thereof or by the PBGC and no event or circumstance has occurred or exists that would reasonably be expected to cause the PBGC to institute proceedings under Title IV of ERISA to terminate any Plan or Multiemployer Plan, except with respect to each of the foregoing clauses (i) through (vi) of this Section 5.11(c), as could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(d)          With respect to each Foreign Plan, none of the following events or conditions exists and is continuing that, either individually or in the aggregate, could reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect: (i) substantial non-compliance with its terms and with the requirements of any and all applicable Laws, statutes, rules, regulations and orders; (ii) failure to be maintained, where required, in good standing with applicable regulatory authorities; (iii) any obligation of a Loan Party or its Restricted Subsidiaries in connection with the termination or partial termination of, or withdrawal from, any Foreign Plan; (iv) any Lien on the property of a Loan Party or its Restricted Subsidiaries in favor of a Governmental Authority as a result of any action or inaction regarding a Foreign Plan; (v) for each Foreign Plan that is a funded or insured plan, failure to be funded or insured on an ongoing basis to the extent required by applicable non-U.S. law (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable Governmental Authorities); (vi) any facts that, to the best knowledge of the Loan Party or any of its Restricted Subsidiaries, exist that would reasonably be expected to give rise to a dispute and any pending or threatened disputes that, to the best knowledge of the Loan Party or any of its Restricted Subsidiaries, would reasonably be expected to result in a material liability to the Loan Party or any of its Restricted Subsidiaries concerning the assets of any Foreign Plan (other than individual claims for the payment of benefits); and (vii) failure to make all contributions in a timely manner to the extent required by applicable non-U.S. law (each of the events described in clauses (i) through (vii) hereof are hereinafter referred to as a “Foreign Plan Event”).

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(e)          Except as, in the aggregate, could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect: (a) there are no strikes or other labor disputes against the Borrower or any of its Restricted Subsidiaries pending or, to the knowledge of the Borrower, threatened; (b) hours worked by, and payments made based on hours worked by, employees of the Borrower and its Restricted Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable Laws dealing with wage and hour matters; and (c) all payments due from the Borrower or any of its Restricted Subsidiaries on account of employee health and welfare insurance have been paid or accrued as a liability on the books of the relevant party.

Section 5.12         Subsidiaries; Business Locations; Taxpayer Identification Number.

(a)          As of the Closing Date, after giving effect to the Transactions, the Borrower has no Restricted Subsidiaries other than those specifically disclosed in Schedule 5.12(a), and all of the outstanding Equity Interests in such Restricted Subsidiaries that are owned by a Loan Party are owned free and clear of all Liens except those created under the Collateral Documents and any other Lien that is permitted under Section 7.01.

(b)          Set forth on Schedule 5.12(b) is a list of all real property located in the United States or Canada that is owned or leased by any Loan Party as of the Closing Date (identifying whether such real property is owned or leased and which Loan Party owns or leases such real property).

(c)          Set forth on Schedule 5.12(c) is the chief executive office, registered office and head office, jurisdiction of organization, taxpayer identification number and organizational identification number (if any) of each Loan Party as of the Closing Date.

(d)          The exact legal name of each Loan Party as of the Closing Date (including any French form of such name) is as set forth on the signature pages hereto. Except as set forth on Schedule 5.12(d), no Loan Party has during the five years preceding the Closing Date (i) changed its legal name, (ii) changed its state of formation, or (iii) been party to a merger, consolidation or other change in structure.

(e)          Set forth on Schedule 5.12(e) is all banks, securities intermediaries and other financial institutions at which any Loan Party maintains a bank account, securities account, futures account or other account as of the Closing Date (other than an Excluded Account (as defined in the Security Agreement)) and such schedule correctly identifies the name and address of each depository, securities intermediary or futures intermediary, the name in which the account is held, a description of the purpose of the account and the complete account number thereof. There are no blocked accounts, lock boxed, control agreements or similar arrangements relating to any of such accounts, other than those in favor of the Administrative Agent except for those being terminated on the Closing Date or that are going to be amended to perfect the Liens therein of the Administrative Agent.

Section 5.13         Margin Regulations; Investment Company Act; EEA Financial Institution.

(a)          The Borrower is not engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock and no proceeds of any Borrowings or drawings under any Letter of Credit will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carry any margin stock.

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(b)          Neither the making of any Loan or Letter of Credit hereunder nor the use of proceeds thereof will violate the provisions of Regulation T, Regulation U or Regulation X of the FRB.

(c)          None of the Loan Parties is required to be registered as an “investment company” under the Investment Company Act of 1940.

(d)          No Loan Party is an EEA Financial Institution.

Section 5.14         Disclosure; Production Financing.

(a)          As of the Closing Date, each report, financial statement, certificate or other written information furnished by or on behalf of any Loan Party (other than projected financial information, pro forma financial information and information of a general economic or industry nature) to any Agent or any Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or under any other Loan Document (as modified or supplemented by other information so furnished), when taken as a whole, is accurate and complete in all material respects and does not, when taken as a whole, contain, when furnished, any untrue statement of fact or omit to state any fact necessary in order to make the statements therein not materially misleading in the light of the circumstances under which they were made; provided that, with respect to projected and pro forma financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed by the Borrower to be reasonable at the time made; it being understood (A) that such projections and forecasts are as to future events and are not to be viewed as facts, that such projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Borrower and its Subsidiaries, that no assurance can be given that any particular projection or forecast will be realized and that actual results during the period or periods covered by any such projections or forecasts may differ significantly from the projected results and such differences may be material and that such projections and forecast are not a guarantee of future financial performance and (B) that no representation is made with respect to information of a general economic or general industry nature.

(b)          Schedule 5.14 contains a complete list of all financing agreements and guarantees entered into by the Borrower or any Subsidiary of the Borrower and a description of the security granted therefor, in each case in connection with any Production Financing as of the Closing Date. The only Subsidiaries of the Borrower which have incurred any Indebtedness or granted Liens in favor of any Person in connection with such Production Financing are (i) the Production Subsidiaries and (ii) solely to the extent of the Permitted DHX Guarantees, the Borrower and those Subsidiaries of the Borrower identified on Schedule 5.14. The Borrower’s reasonable estimation of the amounts outstanding on the Closing Date which are currently covered by such Permitted DHX Guarantees is set forth on Schedule 5.14.

Section 5.15        Compliance with Laws. The Borrower and each of its Restricted Subsidiaries is in compliance in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith, either individually or in the aggregate, could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect.

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Section 5.16        Solvency. As of the Closing Date after giving effect to the consummation of the Transactions, including the making of the Loans under this Agreement and the incurrence by the Borrower of the other Indebtedness incurred by them on the Closing Date, and after giving effect to the application of the proceeds of such Loans and such other Indebtedness, the Borrower and its Restricted Subsidiaries, on a consolidated basis, are Solvent.

Section 5.17        Status of the Facilities as Senior Indebtedness. The obligations under the Facilities constitute “senior debt”, “senior indebtedness”, “guarantor senior debt”, “senior secured financing” and “designated senior indebtedness” (or any comparable term) under the documentation for all Indebtedness that is subordinated in right of payment to the Obligations (if applicable).

Section 5.18        Perfection, Etc. Each Collateral Document delivered pursuant to this Agreement will, upon execution and delivery thereof, be effective to create (to the extent described therein) in favor of the Administrative Agent for the benefit of the Secured Parties, legal, valid and enforceable Liens on, and security interests in, the Collateral described therein to the extent intended to be created thereby and required to be perfected therein, except as to enforcement, as may be limited by applicable domestic or foreign bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and (a) when UCC-1 and PPSA financing statements and other filings in appropriate form are filed in the appropriate offices for such filings and applicable documents are filed and recorded in the United States Copyright Office, the United States Patent and Trademark Office, the Canadian Intellectual Property Office or any other steps required for perfection of the relevant Collateral Document under any law applicable to that Collateral Document have been taken and (b) upon the taking of possession or control by the Administrative Agent of such Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Administrative Agent to the extent possession or control by the Administrative Agent is required by the Security Agreement), the Liens created by the Collateral Documents shall constitute fully perfected Liens so far as possible under relevant Law on, and security interests in (to the extent intended to be created thereby and required to be perfected under the Loan Documents), all right, title and interest of the grantors in such Collateral in each case free and clear of any Liens other than Liens permitted hereunder.

Section 5.19         PATRIOT Act; Anti-Terrorism; Anti-Money Laundering; Etc.

(a)          The Borrower and each of its Subsidiaries is in compliance, in all material respects, with (i) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, (ii) Executive Order No. 13224 on Terrorist Financing effective September 24, 2001, (iii) all provisions of the PATRIOT Act which impose civil or criminal penalties on private individuals and entities, (iv) the Money Laundering Control Act of 1986 and (v) the rules and regulations promulgated under the foregoing and any other applicable Law with respect to terrorism or money laundering (each of the foregoing, an “Anti-Terrorism Law”).

(b)          The use of proceeds of the Loans will not violate any Anti-Terrorism Law or any of the foreign asset control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended).

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Section 5.20         FCPA; Anti-Corruption.

(a)          None of the Borrower or any Subsidiary of the Borrower, nor, to the knowledge of the Borrower, any director, officer, executive, representative, agent or employees of the Borrower, while acting on behalf of the Borrower and not in an individual capacity, or any Subsidiary of the Borrower has violated, in any material respect, the Foreign Corrupt Practices Act of 1977 (as amended, the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) or any other anti-corruption law applicable to the Borrower and its Subsidiaries.

(b)          No part of the proceeds of the Loans will be used, directly, or, to the knowledge of the Borrower, indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage in violation of the FCPA or any other anti-corruption law applicable to the Borrower and its Subsidiaries.

Section 5.21         Sanctioned Persons.

(a)          None of the Borrower, any of its Subsidiaries, nor, to the knowledge of the Borrower, any director or officer, employee, or agent of the Borrower or any of its Subsidiaries is, or is an individual or entity that is: (i) the subject of any United States sanctions administered by the Officer of Foreign Assets Control of the United States Treasury Department (“OFAC”), the United States Department of State, the Government of Canada, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”) or (ii) located, organized or resident in a country or territory that is, or whose government is the subject of comprehensive sanctions (each, a “Sanctioned Country”) (each such individual or entity, a “Sanctioned Person”). A country or territory is subject to comprehensive sanctions if, and only if, such sanctions are (i) directed at the country or territory itself rather than at specified individuals or entities within that country or territory and (ii) prohibit broadly most trade with that territory or country. Currently, the countries subject to comprehensive sanctions are Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine/Russia. For purposes of the foregoing, an individual or entity that is more than 50% owned, directly or indirectly, individually or in the aggregate, by any individuals or entities on OFAC’s List of Specially Designated Nationals and Blocked Persons is an individual that is subject to sanctions administered by OFAC.

(b)          The Borrower will not knowingly use the proceeds of the Loans or otherwise make available such proceeds to any Person, or for the purpose of financing activities of or with any Person, that at the time of such financing, is the subject of an United States sanctions administered by OFAC or the United States Department of State or sanctions pursuant to any similar laws or regulations enacted by the Government of Canada, the European Union or the United Kingdom that apply to the Borrower or its Restricted Subsidiaries, to the extent resulting in a violation, in any material respect, of OFAC’s regulation or such other laws.

Article VI
Affirmative Covenants

So long as any Lender shall have any Commitment hereunder, any Loan or other Obligation (other than (x) Obligations in respect of any Secured Cash Management Agreements or Secured Hedge Agreements and (y) contingent indemnification or other contingent obligations and obligations and liabilities in each case, as to which no claim has been asserted) hereunder shall remain unpaid or unsatisfied, or any Letter of Credit shall remain outstanding (other than Letters of Credit which have been Cash Collateralized), the Borrower shall, and shall (except in the case of the covenants set forth in Sections 6.01, 6.02, 6.03, 6.14 and 6.16) cause each of its Restricted Subsidiaries to:

Section 6.01         Financial Statements. Deliver to the Administrative Agent for further distribution to each Lender:

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(a)          as soon as available, but in any event within ninety days after the end of each fiscal year of the Borrower, commencing with the fiscal year ending June 30, 2017, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year (provided that if the Borrower has designated one or more of its Subsidiaries as an Unrestricted Subsidiary, the Borrower shall include reasonably detailed reconciliation statements with respect to the Borrower and its Restricted Subsidiaries), and the related consolidated statements of income or operations, changes in shareholders’ equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with IFRS, and in the case of such consolidated statements audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit, together with a customary summary management report with respect to the financial information delivered pursuant to this Section 6.01(a), discussing the results of operations of the Borrower and its Restricted Subsidiaries for the applicable fiscal year;

(b)          as soon as available, but in any event within forty-five days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, commencing with the fiscal quarter ending September 30, 2017, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal quarter, the related consolidated statements of income or operations for the portion of the Borrower’s fiscal year then ended, and the related consolidated statements of changes in shareholders’ equity and cash flows for such fiscal quarter and for the portion of the Borrower’s fiscal year then ended (provided that if the Borrower has designated one or more of its Subsidiaries as an Unrestricted Subsidiary, the Borrower shall include reasonably detailed reconciliation statements with respect to the Borrower and its Restricted Subsidiaries), setting forth in comparative form, as applicable, the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail and in the case of such consolidated statements certified by the chief executive officer, chief financial officer, treasurer or controller of the Borrower as fairly presenting the financial condition, results of operations, shareholders’ equity and cash flows of the Borrower and its Subsidiaries on a consolidated basis in accordance with IFRS, subject to normal year-end audit adjustments and the absence of footnotes, together with a customary summary management report with respect to the financial information delivered pursuant to this Section 6.01(b), discussing the results of operations of the Borrower and its Restricted Subsidiaries for the applicable fiscal quarter and the completed portion of the applicable fiscal year; and

(c)          no later than ninety days after the end of each fiscal year of the Borrower, commencing with the fiscal year ending June 30, 2017, the Annual Business Plan for the then current fiscal year.

Notwithstanding the foregoing, (A) in the event that the Borrower delivers to the Administrative Agent an annual report for the Borrower, as filed with the Canadian Securities Administrators, within ninety days after the end of such fiscal year, such annual report shall satisfy all requirements of clause (a) of this Section 6.01 with respect to such fiscal year to the extent that it contains the information and report and opinion required by such clause (a) and such report and opinion does not contain any “going concern” or like qualification, exception or explanatory paragraph or any qualification, exception or explanatory paragraph as to the scope of audit (other than any such exception or explanatory paragraph expressly permitted to be contained therein under clause (a) of this Section 6.01) and (B) in the event that the Borrower delivers to the Administrative Agent a quarterly report for the Borrower for any fiscal quarter, as filed with the Canadian Securities Administrators, within forty-five days after the end of such fiscal quarter, such quarterly report shall satisfy all requirements of clause (b) of this Section 6.01 with respect to such fiscal quarter to the extent that it contains the information required by such clause (b); in each case to the extent that information contained in such annual report or quarterly report satisfies the requirements of clauses (a) or (b) of this Section 6.01, as the case may be.

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Section 6.02         Certificates; Other Information; Lender Calls. Deliver to the Administrative Agent for further distribution to each Lender:

(a)          No later than five Business Days after delivery of the financial statements referred to in Sections 6.01(a) and (b), beginning with the fiscal period ending September 30, 2017, a duly completed Compliance Certificate signed by a Responsible Officer (which delivery may be by electronic communication including fax or email and shall be deemed to be an original authentic counterpart thereof for all purposes);

(b)          quarterly, to the extent requested by the Administrative Agent, at a time mutually agreed with the Administrative Agent that is promptly after the delivery of the information required pursuant to Section 6.01(b) above, participate in a meeting (or, if reasonably agreed by the Borrower and the Administrative Agent, a conference call in lieu of such meeting) for Lenders to discuss the financial condition and results of operations of the Borrower and its Restricted Subsidiaries for the most recently-ended fiscal quarter for which financial statements have been delivered;

(c)          promptly after furnishing thereof, copies of any material requests or material notices received by any Loan Party (other than in the ordinary course of business) and copies of any statement or report furnished to any holder of debt of any Loan Party or any of its Restricted Subsidiaries, in each case, pursuant to the terms of any Junior Financing Documentation in a principal amount greater than the Threshold Amount and not otherwise required to be furnished to the Lenders pursuant to any other clause of this Section 6.02;

(d)          promptly after the assertion or occurrence thereof, notice of any action arising under any Environmental Law against, or of any noncompliance by, any Loan Party or any of its Subsidiaries with any Environmental Law or Environmental Permit that could reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect;

(e)          promptly, such additional information regarding the business, legal, financial or corporate affairs of the Borrower or any of its Restricted Subsidiaries, or compliance with the terms of the Loan Documents, as the Administrative Agent or any Lender through the Administrative Agent may from time to time reasonably request; and

(f)          promptly after any request by the Administrative Agent or any Lender, copies of any management letters submitted to the board of directors (or the audit committee of the board of directors) of the Borrower by independent accountants in connection with the annual audit of the accounts and books of the Borrower and its Subsidiaries.

Documents required to be delivered pursuant to Section 6.01(a) or (b) or Section 6.02(b) or (d) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date on which such documents are posted on the Borrower’s behalf on IntraLinks/IntraAgency or another relevant Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that: (i) upon written request by the Administrative Agent, the Borrower shall deliver paper copies of such documents to the Administrative Agent for further distribution to each Lender until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender and (ii) the Borrower shall notify (which may be by facsimile or electronic mail) the Administrative Agent of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents.

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The Administrative Agent shall have no obligation to request the delivery of or to maintain or deliver to Lenders paper copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request for delivery, and each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents.

The Borrower hereby acknowledges that (a) the Administrative Agent and/or the Arrangers will make available to the Lenders and the L/C Issuers materials and/or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive information that is (i) of a type that is not publicly available, (ii) material with respect to the Borrower or any of its securities for purposes of United States federal and state securities laws or Canadian Federal or provincial securities laws, assuming such laws were applicable to the Borrower and its Subsidiaries and (iii) of a type that would not be publicly disclosed in connection with any issuance by the Borrower in connection with any issuance by it or any debt or equity securities issued pursuant to a public offering, Rule 144A offering or other private placement where assistance by a placement agent (all such information described in the foregoing, “MNPI”). The Borrower hereby agrees that (w) at the Administrative Agent’s request, it will use commercially reasonable efforts to cause all Borrower Materials to be identified as either (A) “PUBLIC” (which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof) or (B) “PRIVATE”; (x) by marking the Borrower Materials “PUBLIC”, the Borrower shall be deemed to have authorized the Administrative Agent, the Arrangers, the L/C Issuers and the Lenders to treat such Borrower Materials as not containing any MNPI (although it may be sensitive and proprietary) (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 10.08); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information” and (z) the Administrative Agent and the Arrangers shall be entitled to treat any Borrower Materials that are marked “PUBLIC” as being suitable for posting on a portion of the Platform designated “Public Side Information” (it being understood that the Borrower and its Restricted Subsidiaries shall not otherwise be under any obligation to mark any particular Borrower Materials “PUBLIC”). Notwithstanding anything herein to the contrary, it is understood and agree that the list of Disqualified Institutions does not constitute MNPI and shall be posted promptly to all Lenders and financial statements delivered pursuant to Sections 6.01(a) and (b) and Compliance Certificates delivered pursuant to Section 6.02(a) shall be deemed to be suitable for posting on a portion of the Platform designated for “Public Side Information”. Unless expressly marked “PUBLIC” and subject to the prior sentence, the Administrative Agent and the Arrangers agree not to make any such Borrower Materials available to Public Lenders.

Section 6.03         Notices. Notify the Administrative Agent:

(a)          promptly, but in any event within two Business Days after a Responsible Officer has obtained knowledge thereof, of the occurrence of any Default;

(b)          promptly after a Responsible Officer has obtained knowledge of any matter that has resulted or could reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect;

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(c)          promptly after a Responsible Officer has obtained knowledge of the institution of any material, non-frivolous, litigation not previously disclosed by the Borrower to the Administrative Agent, or any material development in any material litigation in each case that is reasonably likely to be adversely determined and could, if adversely determined be reasonably expected to, individually, or in the aggregate, have a Material Adverse Effect, or that seeks to enjoin or otherwise prevent the consummation of, or to recover any damages or obtain relief as a result of, the transactions contemplated herein;

(d)          promptly after a Responsible Officer has obtained knowledge of the occurrence of any ERISA Event or Foreign Plan Event, where there is any potential material liability to any Loan Party as a result thereof.

Each notice pursuant to this Section 6.03 shall be accompanied by a statement of a Responsible Officer setting forth details of the occurrence referred to therein and stating what action the Borrower has taken and proposes to take with respect thereto.

Section 6.04         Payment of Taxes. Pay, discharge or otherwise satisfy as the same shall become due and payable, all of its Tax liabilities and assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with IFRS are being maintained by the Borrower or such Restricted Subsidiary; except to the extent the failure to pay, discharge or satisfy the same could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect.

Section 6.05         Preservation of Existence. (a) Preserve, renew and maintain in full force and effect its legal existence under the Laws of the jurisdiction of its organization except in a transaction permitted by Section 7.04 or 7.05 and (b) take all reasonable action to maintain all rights, privileges (including its good standing, if such concept is applicable in its jurisdiction of organization), permits, licenses and franchises material to conduct of its business, except in each case of clause (a) or (b) (other than with respect to the preservation of legal existence of the Borrower) to the extent that failure to do so could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect or as otherwise permitted hereunder.

Section 6.06         Maintenance of Properties. Except if the failure to do so could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect, (a) maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order, repair and condition (ordinary wear and tear excepted and casualty or condemnation excepted) and preserve or renew all of its preservable or renewable, as applicable, United States and Canadian registered patents, trademarks, trade names and service marks, to the extent permitted by applicable Laws of the United States and Canada.

Section 6.07         Maintenance of Insurance.

(a)          Except if the failure to do so could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect, maintain with financially sound and reputable insurance companies (in the good faith judgment of the management of the Borrower), insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance reasonable and customary for similarly situated Persons engaged in the same or similar businesses as the Borrower and its Restricted Subsidiaries) as are customarily carried under similar circumstances by such other Persons, and will furnish to the Lenders, upon reasonable written request from the Administrative Agent, information presented in reasonable detail as to the insurance so carried. Each such policy of insurance (excluding business interruption insurance) maintained in the United States shall, as appropriate, (i) name the Administrative Agent, on behalf of the Secured Parties, as an additional insured thereunder as its interests may appear and/or (ii) in the case of each casualty insurance policy, contain a loss payable clause or endorsement that names the Administrative Agent, on behalf of the Secured Parties, as the loss payee thereunder.

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(b)          If at any time the area in which the Premises (as defined in the Mortgages, if any) are located is designated (i) a “special flood hazard area” in any Floor Insurance Rate Map published by the Federal Emergency Management Agency (or any successor agency), (1) obtain and maintain flood insurance with financially sound and reputable insurance companies (except to the extent that any insurance company insuring the Mortgaged Property ceases to be sound and reputable after the Closing Date, in which case, the Borrower shall or shall cause the applicable Loan Party to promptly replace such insurance company with a financially sound and reputable insurance company), in such total amount as the Administrative Agent may from time to time reasonably require, and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to the Flood Insurance Laws, and (2) promptly upon request of the Administrative Agent, will deliver to the Administrative Agent evidence of such compliance in form and substance reasonably acceptable to the Administrative Agent including, without limitation, evidence of annual renewals of such insurance; or (ii) a “Zone 1” area, obtain earthquake insurance in such total amount as customary for similarly situated Persons engaged in the same or similar businesses as the Borrower and its Restricted Subsidiaries.

Section 6.08        Compliance with Law; Anti-Terrorism Laws, Anti-Money Laundering and Sanctioned Persons; Environmental Laws.

(a)          Comply in all respects with the requirements of all Laws and all orders, writs, injunctions, decrees and judgments applicable to it or to its business or property, except if the failure to comply therewith could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b)          Conduct its business in such manner so as to not, directly or indirectly, (i) deal in or otherwise engage in any transaction relating to, any property or interests in property, blocked pursuant to any Anti-Terrorism Law or (ii) engage in or conspire to engage in any transaction that violates, or attempts to violate, any of the material prohibitions set forth in any Anti-Terrorism Law.

(c)          Use funds or properties of the Borrower or any of its Restricted Subsidiaries to repay the Loans only to the extent it does not constitute, to the knowledge of the Borrower, property of, or is beneficially owned, to the knowledge of the Borrower, directly or indirectly, by a Sanctioned Person.

(d)          Except, in each case, to the extent that the failure to do so could not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect, (i) comply, and make all reasonable efforts to cause all lessees and other Persons operating or occupying its properties to comply, in all material respects, with all applicable Environmental Laws and Environmental Permits and obtain and renew all Environmental Permits necessary for its operations and properties and (ii) to the extent required under Environmental Laws, conduct any investigation, mitigation, study, sampling and testing, and undertake any cleanup or removal, remedial, corrective or other action necessary to respond to and remove all Hazardous Materials from any of its properties, if required by and in accordance with the requirements of applicable Environmental Laws, unless liability for such actions is being contested in good faith.

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(e)          Maintain in effect policies and procedures designed to promote compliance in all material respects by the Borrower, its Subsidiaries and their respective directors, officers, employees and agents with the FCPA and other applicable anti-corruption laws.

(f)          Comply with all applicable laws and regulations relating to financial assistance by a company for the acquisition or subscription for shares or relating to protection of shareholders’ capital in other applicable jurisdictions, including in relation to the execution and performance of the Loan Documents and the payment of amounts due under the Loan Documents.

Section 6.09        Books and Records. Maintain proper books of record and account, in a manner to allow financial statements to be prepared in conformity with IFRS consistently applied in respect of all material financial transactions and matters involving the assets and business of the Borrower or such Restricted Subsidiary, as the case may be (it being understood and agreed that Subsidiaries organized outside of the United States and Canada may maintain individual books and records in a manner to allow financial statements to be prepared in conformity with generally accepted accounting principles that are applicable in their respective jurisdiction of organization).

Section 6.10        Inspection Rights. Permit representatives of the Administrative Agent (and, during the continuance of any Event of Default, representatives of each Lender may accompany the representatives of the Administrative Agent) to visit and inspect any of its properties (to the extent it is within such Person’s control to permit such inspection), to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers and independent public accountants (subject to such accountants’ customary policies and procedures), all at the reasonable expense of the Borrower and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance written notice to the Borrower; provided that, in no event shall the Borrower or any of its Restricted Subsidiaries be required pursuant to the terms of this Section 6.10 to allow any such Person to inspect or examine, or be required to discuss, any records, documents or other information (a) with respect to which the Borrower or any of its Restricted Subsidiaries has obligations of confidentiality to a non-Affiliate (it being understood that if any information is withheld in reliance on this clause (a), the Borrower shall advise the Administrative Agent of such fact and the Borrower or any of its Restricted Subsidiaries shall, following a reasonable request from the Administrative Agent, use commercially reasonable efforts to furnish the relevant information by alternative means that would not violate the relevant obligation of confidentiality, including by requesting consent from the applicable contractual counterparty to disclose such information (but shall not be required to incur any cost (other than de minimis costs) or expense or pay any consideration of any type to such party in order to obtain such consent)) or (b) that is subject to attorney client privilege; provided, further, that excluding any such visits and inspections during the continuation of an Event of Default, (i) only the Administrative Agent on behalf of the Lenders may exercise rights under this Section 6.10, (ii) the Administrative Agent shall not exercise such rights more often than one time during any calendar year and (iii) such exercise shall be at the Borrower’s expense; provided, further, that when an Event of Default exists the Administrative Agent or any Lender (or any of their respective representatives) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and upon reasonable advance written notice. The Administrative Agent and the Lenders shall give the Borrower the opportunity to participate in any discussions with the Borrower’s accountants.

Section 6.11        Use of Proceeds. (a) Use the proceeds of (i) the Term Borrowings made on the Closing Date, to finance the Transactions and pay the Transactions Costs and (ii) to the extent incurred pursuant to Section 2.01(b), any Initial Revolving Credit Loans funded on the Closing Date to fund the Transactions or the fees and expenses in connection therewith in an amount not to exceed $10,0000,000, plus additional amounts not to exceed $5,000,000 for working capital and general corporate purposes, plus such additional amounts as are necessary to fund any additional OID or upfront fees required to be funded on the Closing Date and (b) use the proceeds of all other Borrowings after the Closing Date, for any purpose not prohibited hereunder.

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Section 6.12         Covenant to Guarantee Obligations and Give Security.

(a)          Upon the formation or acquisition of any new Restricted Subsidiaries by any Loan Party (provided that each of (x) any Subsidiary Redesignation resulting in an Unrestricted Subsidiary becoming a Restricted Subsidiary and (y) any Excluded Subsidiary ceasing to be an Excluded Subsidiary but remaining a Restricted Subsidiary (including a FSHCO ceasing to be a FSHCO) shall be deemed to constitute the acquisition of a Restricted Subsidiary for all purposes of this Section 6.12), and upon the acquisition of any property (other than Excluded Assets (as defined in the Security Agreement) and real property that is not Material Real Property) by any Loan Party, which property, in the reasonable judgment of the Administrative Agent, is not already subject to a perfected Lien in favor of the Administrative Agent for the benefit of the Secured Parties (and where such a perfected Lien would be required in accordance with the terms of the Collateral Documents), the Borrower shall, in each case at the Borrower’s expense:

(i)          in connection with the formation or acquisition of a Restricted Subsidiary, within sixty days after such formation or acquisition or such longer period as the Administrative Agent may agree in its sole discretion, (A) cause each such Restricted Subsidiary that is not an Excluded Subsidiary to duly execute and deliver to the Administrative Agent a supplement to the Guaranty, substantially in the form of Annex B thereto or a guaranty or a guaranty supplement in such other form reasonably satisfactory to the Administrative Agent, guaranteeing the Borrower’s obligations under the Loan Documents, any Secured Hedge Agreements and any Secured Cash Management Agreements and (B) (if not already so delivered) deliver certificates (if any) representing the Pledged Interests of each such Restricted Subsidiary accompanied by undated stock powers or other appropriate instruments of transfer executed in blank and instruments evidencing the Pledged Debt (if any) of such Subsidiary indorsed in blank to the Administrative Agent, together with, if requested by the Administrative Agent, supplements to the Security Agreement substantially in the form of Annex A thereto or pledge or security agreement in such other form reasonably satisfactory to the Administrative Agent; provided that, in the case of any CFC or FSHCO or any Subsidiary of any CFC or FSHCO, only 65% of the issued and outstanding Voting Equity Interests of any CFC or FSHCO or any Subsidiary of any CFC or FSHCO that is held directly by a Loan Party shall be required to be pledged as Collateral; provided, further, that notwithstanding anything to the contrary in this Agreement, (x) no assets owned directly or indirectly by any CFC or FSHCO or any Subsidiary of any CFC or FSHCO or any Subsidiary that is organized under the laws of a jurisdiction other than one of the fifty states of the United States or the District of Columbia and that is not a Material Foreign Subsidiary, (y) no Equity Interests not held directly by the Borrower or a Guarantor, and (z) no assets to the extent a security interest therein would result in material adverse tax consequences for the Borrower and its Subsidiaries (taken as a whole), or adverse tax consequences under Section 956 of the Code that the Borrower and the Administrative Agent reasonably agree are material in relation to the value of such assets, shall be required to be pledged as Collateral,

(ii)          in connection with the formation or acquisition of a Restricted Subsidiary (other than an Excluded Subsidiary), within sixty days after such formation or acquisition (or such longer period, as the Administrative Agent may agree), furnish to the Administrative Agent a description of any Material Real Property and personal property owned by such Restricted Subsidiary and its Restricted Subsidiaries (other than Excluded Subsidiaries) in detail reasonably satisfactory to the Administrative Agent; provided that any such information provided pursuant to this clause (ii) shall consist solely of information of the type that would be set forth on Schedules I-IV of the Security Agreement,

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(iii)        within sixty days (or, in the case of Mortgages and other documentation related thereto, 120 days) after such formation or acquisition or any request therefor by the Administrative Agent (or such longer period, as the Administrative Agent may agree in its sole discretion) duly execute and deliver, and cause each such Restricted Subsidiary that is not an Excluded Subsidiary to duly execute and deliver, to the Administrative Agent one or more Mortgages (with respect to Material Real Properties only), supplements to the Security Agreement (in the form of Annex A thereto or such other form reasonably satisfactory to the Administrative Agent), IP Security Agreement Supplements and other security agreements, as specified by and in form and substance reasonably satisfactory to the Administrative Agent (consistent with the Security Agreement, IP Security Agreement and Mortgages), securing payment of all the Obligations (but not securing the Obligations in respect of Letters of Credit or the Revolving Credit Facility in those states that impose a mortgage tax on pay-downs or re-advances applicable thereto) of the applicable Loan Party or such Restricted Subsidiary, as the case may be, under the Loan Documents and establishing Liens on all such properties,

(iv)        within sixty days (or, in the case of Mortgages and other documentation related thereto, 120 days) after such request, formation or acquisition, or such longer period, as the Administrative Agent may agree in its sole discretion, take, and cause such Restricted Subsidiary that is not an Excluded Subsidiary to take, whatever action (including the recording of Mortgages (with respect to Material Real Properties only), the filing of Uniform Commercial Code or PPSA, as applicable, financing statements, the giving of notices and delivery of stock and membership interest certificates) as specified by the Administrative Agent as may be necessary or advisable in the reasonable opinion of the Administrative Agent to vest in the Administrative Agent (or in any representative of the Administrative Agent designated by it) valid and subsisting Liens on the properties purported to be subject to the Mortgages, supplements to the Security Agreement, IP Security Agreement Supplements and security agreements delivered pursuant to this Section 6.12, in each case to the extent required under the Loan Documents and subject to the Perfection Exceptions, enforceable against all third parties in accordance with their terms,

(v)         in connection with the formation or acquisition of a Restricted Subsidiary which will be a Guarantor, within sixty days (or, in the case of any local counsel opinion relating to Mortgages relating to Material Real Property, 120 days) after the request of the Administrative Agent, or such longer period as the Administrative Agent may agree in its sole discretion, deliver to the Administrative Agent, a signed copy of one or more opinions, addressed to the Administrative Agent and the other Secured Parties, of counsel for the Loan Parties reasonably acceptable to the Administrative Agent as to such matters as the Administrative Agent may reasonably request,

(vi)        in connection with the formation or acquisition of a Restricted Subsidiary (other than an Excluded Subsidiary), as promptly as practicable after the request of the Administrative Agent, deliver to the Administrative Agent with respect to each Material Real Property owned in fee by a Restricted Subsidiary that is the subject of such request, title reports, fully paid American Land Title Association Lender’s Extended Coverage title insurance policies or the equivalent or other form available in the applicable jurisdiction in form and substance, with endorsements and in an amount reasonably acceptable to the Administrative Agent (not to exceed the value of the Material Real Properties covered thereby) and American Land Title Association/American Congress on Surveying and Mapping form surveys, and

(vii)       at any time and from time to time, promptly execute and deliver any and all further instruments and documents and take all such other action as the Administrative Agent in its reasonable judgment may deem necessary or desirable in obtaining the full benefits of, or in perfecting and preserving the Liens of, such guaranties, Mortgages, supplements to the Security Agreement, IP Security Agreement Supplements and security agreements.

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(b)          The foregoing shall, in each case, be subject to the Perfection Exceptions.

Section 6.13         Further Assurances/Post-Closing Covenant.

(a)          Promptly upon reasonable request by the Administrative Agent, and subject to the limitations described in Section 6.12, (i) correct any material defect or error that may be discovered in the execution, acknowledgment, filing or recordation of any Loan Document or other document or instrument relating to any Collateral and (ii) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as the Administrative Agent may reasonably require from time to time in order to grant, preserve, protect and perfect the validity and priority of the security interests created or intended to be created by the Collateral Documents; and

(b)          Within the time periods specified on Schedule 6.13(b) hereto (as each may be extended or waived by the Administrative Agent in its sole discretion), complete such undertakings as are set forth in Schedule 6.13(b) hereto.

Section 6.14         Designation of Subsidiaries.

(a)          Be permitted at any time to designate any Restricted Subsidiary as an Unrestricted Subsidiary or any Unrestricted Subsidiary as a Restricted Subsidiary; provided that each such designation satisfies the applicable requirements set forth in the definition of Unrestricted Subsidiary.

(b)          Designate, as of the Closing Date, all Production Subsidiaries of the Borrower as Unrestricted Subsidiaries; provided, however, that any Production Financing provided to such Production Subsidiaries shall, at all times, be without recourse to any of the Borrower and the Guarantors (other than the Permitted DHX Guarantees) or to any assets of the Borrower and the Guarantors.

Section 6.15         Material Agreement; Maintenance of Material Rights; Intellectual Property.

(a)          Prohibit any amendments to any Material Agreement if such amendments could reasonably be expected to have a Material Adverse Effect or in the reasonable opinion of the Borrower, any material adverse effect on the Liens or the rights of the Administrative Agent and the Lenders thereunder, terminate, assign or otherwise dispose of, or permit any of their respective Restricted Subsidiaries to terminate, assign or otherwise dispose of, any material interest in, any Material Agreement other than in the ordinary course of business and provided no Material Adverse Effect could reasonably be expected to result therefrom, waive, or permit any of their respective Restricted Subsidiaries to waive, any material default or breach under any Material Agreement other than in the ordinary course of business and provided no Material Adverse Effect could reasonably be expected to result therefrom, or fail to enforce, forgive or release, or permit any of their respective Restricted Subsidiaries to fail to enforce, forgive or release, any material right or interest under any Material Agreement other than in the ordinary course of business and provided no Material Adverse Effect could reasonably be expected to result therefrom.

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(b)          Maintain, preserve and defend, in respect of itself and each of its Restricted Subsidiaries, all Intellectual Property reasonably necessary for the conduct of their respective businesses.

Section 6.16         Maintenance of Ratings. Use commercially reasonable efforts to maintain (a) a public corporate family rating of the Borrower and a public rating of the Facilities and a corporate debt rating, in each case from Moody’s and (b) a public corporate credit rating of the Borrower and a public rating of the Facilities, in each case from S&P (but, in each case, with no requirement to obtain or maintain a specific rating).

Article VII
Negative Covenants

So long as any Lender shall have any Commitment hereunder, any Loan or other Obligation (other than (x) Obligations in respect of any Secured Cash Management Agreements or Secured Hedge Agreements and (y) contingent indemnification or other contingent obligations and obligations and liabilities in each case, as to which no claim has been asserted) hereunder shall remain unpaid or unsatisfied, or any Letter of Credit shall remain outstanding (other than Letters of Credit which have been Cash Collateralized), the Borrower shall not, nor shall it permit any of its Restricted Subsidiaries to, directly or indirectly:

Section 7.01         Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than the following:

(a)          Liens pursuant to any Loan Document (including, without limitation, in respect of any Incremental Term Facility);

(b)          Liens existing on the Closing Date and listed on Schedule 7.01 hereto, and any modifications, replacements, renewals, refinancings or extensions thereof; provided that (i) the Lien does not encumber any property other than (A) property encumbered on the Closing Date, (B) after-acquired property that is affixed or incorporated into the property encumbered by such Lien on the Closing Date and (C) proceeds and products thereof (it being understood that individual financings otherwise permitted to be secured hereunder provided by one Person may be cross-collateralized to other such financings provided by such Person (or its affiliates) on customary terms) and (ii) the replacement, renewal, extension or refinancing of the obligations secured or benefited by such Liens, to the extent constituting Indebtedness, is permitted by Section 7.03;

(c)          Liens for Taxes, assessments or governmental charges which are not overdue for a period of more than thirty days or are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with IFRS;

(d)          Statutory or common law Liens of landlords, carriers, warehousemen, mechanics, materialmen, repairmen, construction contractors or other like Liens arising in the ordinary course of business, which secure amounts not overdue for a period of more than ninety days or if more than ninety days overdue, are unfiled (or if filed, have been discharged or are stayed) and no other action has been taken to enforce such Lien or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person;

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(e)          Liens, pledges or deposits in the ordinary course of business (i) in connection with workers’ compensation, unemployment insurance and other social security legislation, (ii) securing liability for reimbursement or indemnification obligations of (including bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to the Borrower or any of its Restricted Subsidiaries or (iii) securing obligations in respect of letters of credit that have been posted by the Borrower or any of its Restricted Subsidiaries to support the payment of items set forth in clauses (i) and (ii);

(f)           Liens to secure the performance of tenders, statutory obligations, bids, trade contracts, governmental contracts, leases and other contracts (other than Indebtedness for borrowed money), statutory obligations, licenses, surety, stay, customs and appeal bonds, performance and return-of-money bonds, performance and completion guarantees and other obligations of a like nature (including (i) those to secure health, safety and environmental obligations, (ii) those required or requested by any Governmental Authority and (iii) letters of credit issued in lieu of any such bonds or to support issuance thereof) and other Liens in favor of providers of performance or surety bonds pursuant to customary indemnity and other similar arrangements entered into in connection therewith incurred in the ordinary course of business;

(g)          (i) easements (including reciprocal easement arrangements), reservations, rights-of-way, restrictions (including building, zoning and similar restrictions), utility agreements, covenants, reservations, encroachments, protrusions, changes and other similar encumbrances and title defects affecting real property which, in the aggregate, do not in any case materially and adversely interfere with the ordinary conduct of the business of the Borrower and its Restricted Subsidiaries on the properties subject thereto, taken as a whole, (ii) mortgages, liens, security interests, restrictions, encumbrances or any other matter of record that have been placed by any developer, landlord or other third party on property over which the Borrower or any of its Restricted Subsidiaries has easement rights or a leasehold, and subordination or similar agreements relating thereto, (iii) ground leases (other than with respect to the Mortgaged Properties) in the ordinary course in respect of real property on which facilities owned or leased by the Loan Parties or any of their Restricted Subsidiaries are located and (iv) Liens arising on any real property as a result of any eminent domain, condemnation or similar proceeding being commenced with respect to such real property;

(h)          Liens securing judgments, or arising by reason of a judgment, decree or court order, in each case not constituting an Event of Default under Section 8.01(h);

(i)           Liens securing Indebtedness permitted under Section 7.03(e) (including Liens securing Permitted Refinancing of the Indebtedness secured by such Lien); provided that (i) such Liens (other than any Liens securing any Permitted Refinancing of the Indebtedness secured by such Liens) attach prior to, concurrently with or within two hundred seventy days after the acquisition, repair, replacement, construction or improvement (as applicable) of the property subject to such Liens, (ii) such Liens do not at any time encumber any property (except for replacements, additions and accessions to such property) other than the property financed by such Indebtedness and the proceeds and the products thereof and accessories thereto and (iii) with respect to leases evidencing Capitalized Lease Obligations, such Liens do not at any time extend to or cover any assets other than the assets subject to such leases and the proceeds and products thereof, additions and accessions thereto, and customary security deposits; provided that individual financings otherwise permitted to be secured hereunder provided by one Person (or its affiliates) may be cross-collateralized to other similar financings provided by such Person (or its affiliates) on customary terms;

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(j)           leases, licenses, subleases or sublicenses granted to others in the ordinary course of business and not interfering in any material respect with the business of the Borrower and its Restricted Subsidiaries, taken as a whole;

(k)          Liens (i) in favor of customs and revenue authorities arising as a matter of Law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business or (ii) on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or letters of credit issued or created for the account of such Person, or supporting trade payables, warehouse receipts or similar facilities entered into, to facilitate the purchase, shipment or storage of such inventory or other goods in the ordinary course of business;

(l)           Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code (or analogous provisions of applicable Law) on items in the course of collection, (ii) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business; and (iii) in favor of a banking or other financial institution arising as a matter of Law or under customary general terms and conditions encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(m)         Liens (i) on cash or Cash Equivalents advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Section 7.02 to be applied against the purchase price for such Investment, (ii) arising out of conditional sale, title retention, consignment or similar arrangements for the purchase or sale of goods entered into by the Borrower or any of its Restricted Subsidiaries in the ordinary course of business, (iii) solely on any cash earnest money deposits made by the Borrower or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder or (iv) consisting of an agreement to Dispose of any property in a Disposition permitted under Section 7.05 (or, to dispose of any property in a transaction not constituting a Disposition hereunder);

(n)          Liens securing Indebtedness permitted to be incurred pursuant to Section 7.03(k); provided that (i) such Lien was not created in contemplation of such acquisition or such Person becoming a Subsidiary and (ii) such Liens do not extend to any assets other than the assets of the acquired Person;

(o)          Liens arising from precautionary UCC financing statement (or similar filings under applicable Law) filings regarding leases, consignment or bailee arrangements, or other non-Indebtedness arrangements, entered into by the Borrower or any of its Restricted Subsidiaries;

(p)          any interest or title of a lessor, sublessor, licensee, sublicensee, licensor or sublicensor under any lease, sublease, license (or other grants of rights to use or exploit) or sublicense agreement or secured by a lessor’s, sublessor’s, licensee’s, sublicensee’s, licensor’s or sublicensor’s interest under any lease, sublease, license or sublicense permitted by this Agreement (including software and other technology licenses), and any Lien deemed to exist in connection with software escrow arrangements entered into by the Borrower or any of its Restricted Subsidiaries with third parties that do not interfere in any material respect with the business of the Borrower and its Restricted Subsidiaries, taken as a whole;

(q)          Liens on Cash Collateral granted in favor of any Lenders and/or L/C Issuers created as a result of any requirement or option to Cash Collateralize pursuant to this Agreement;

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(r)           Liens that are customary contractual rights of setoff (i) relating to the establishment of depository relations with banks or other financial institutions not given in connection with the incurrence of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Borrower or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower or any of its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Borrower or any of its Restricted Subsidiaries in the ordinary course of business;

(s)          (i) deposits made in the ordinary course of business to secure liability to insurance carriers and (ii) Liens on insurance policies and the proceeds thereof securing the financing of insurance premiums with respect thereto;

(t)           Liens on cash or Cash Equivalents used to defease or to satisfy and discharge Indebtedness; provided that such defeasance or satisfaction and discharge is permitted hereunder, including, without limitation, the Satisfaction and Discharge Funds;

(u)          Liens on property constituting Collateral of the Loan Parties securing obligations issued or incurred under (including any Guarantee thereof permitted under Section 7.03(c)) any Incremental Equivalent Debt and the Incremental Equivalent Debt Documentation related thereto and any Permitted Refinancing thereof (or successive Permitted Refinancings thereof), in each case, to the extent required by the documentation in respect of such notes or loans, as applicable; provided that at the time of incurrence thereof such obligations are permitted to be secured pursuant to Section 2.20;

(v)          Liens arising in the ordinary course of business under contracts with broadcasters, licensees, licensors and distributors in favor of such broadcasters, licensees, licensors and distributors to secure, among other things, covenants, obligations, liabilities, debts, rights (in Intellectual Property or otherwise) and the performance of the obligations of the Borrower or a Restricted Subsidiary to such broadcasters, licensees, licensors and distributors and, if applicable, the quiet enjoyment of the rights granted to such broadcasters, licensees, licensors and distributors and, if applicable, the right to recoup any advances and minimum guarantees paid by such broadcasters, licensees and distributors;

(w)          Liens in favor of ACTRA Performers' Rights Society, Union of British Columbia Performers, the Directors' Guild and any other similar union or collective bargaining organization in any jurisdiction in respect of Productions provided that such Liens are subordinated and postponed pursuant to a subordination and postponement agreement satisfactory to the Agent and the Lenders (collectively, “Guilds and Unions”);

(x)           Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by any Loan Party or any of its Restricted Subsidiaries in the ordinary course of business;

(y)           Liens incurred in the ordinary course of business in connection with the purchase or shipping of goods or assets (or the related assets and proceeds thereof), which Liens are in favor of the seller or shipper of such goods or assets and only attach to such goods or assets;

(z)           possessory Liens in favor of brokers and dealers arising in connection with the acquisition or Disposition of Investments owned as of the Closing Date and Investments permitted under this Agreement, provided that such Liens (i) attach only to such Investments and (ii) secure only obligations incurred in the ordinary course and arising in connection with the acquisition or Disposition of such Investments;

(aa)         reservations, limitations, provisos and conditions, if any, expressed in any original grant from the English Crown of any real property or any interest therein or in any comparable grant in jurisdictions other than Canada, provided they do not materially interfere with the use of the assets of the Person in the operation of the business of the Person;

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(bb)        Liens on margin stock to the extent that a prohibition on such Liens would violate Regulation U; and

(cc)        other Liens securing obligations outstanding in an aggregate principal amount not to exceed $15,000,000.

Any Lien permitted under this Section 7.01 may extend to the proceeds and products of the collateral subject to such Lien.

Section 7.02         Investments. Make or hold any Investments, except:

(a)          Investments held by the Borrower or any of its Restricted Subsidiaries in the form of Cash Equivalents or that were Cash Equivalents when such Investment was made;

(b)          loans or advances to officers, directors, managers, consultants and employees of the Borrower or any of its Restricted Subsidiaries (i) for travel, entertainment, relocation and analogous ordinary business purposes in the ordinary course of business or constituting advances of payroll payments and expenses, in an aggregate amount not to exceed $2,000,000 at any time outstanding, (ii) relating to indemnification or reimbursement in respect of liability relating to their serving in any such capacity in the ordinary course of business, and (iii) in connection with such Person’s purchase of Equity Interests of the Borrower or any of its Restricted Subsidiaries; provided that no cash is actually advanced pursuant to this clause (iii) other than to pay Taxes due in connection with such purchase unless such cash is promptly repaid or contributed to a Loan Party;

(c)          Investments (i) by the Borrower or any of its Restricted Subsidiaries in any Loan Party, (ii) by any Restricted Subsidiary of the Borrower that is not a Loan Party in any other Restricted Subsidiary of the Borrower that is also not a Loan Party and (iii) by Loan Parties in any Restricted Subsidiary of the Borrower that is not a Loan Party so long as such Investment is part of a series of simultaneous Investments by Restricted Subsidiaries of the Borrower in other Restricted Subsidiaries of the Borrower that result in the proceeds of the initial Investment being invested in one or more Loan Parties;

(d)          Investments (i) consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business (including advances made to distributors), Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors, Investments made in the ordinary course of business in connection with obtaining, maintaining or renewing client contacts, and Investments consisting of prepayments to suppliers, licensors and licensees in the ordinary course of business and (ii) received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business and upon the foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment;

(e)          to the extent constituting Investments, transactions expressly permitted under Sections 7.01, 7.03, 7.04, 7.05 (including the receipt of non-cash consideration for the Dispositions of assets permitted thereunder and the giving of Permitted DHX Guarantees), 7.06 and 7.12, in each case, other than any provision in any of the foregoing Sections generally permitting transactions permitted by this Section 7.02;

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(f)           Investments in existence on, or that are made pursuant to legally binding written commitments that are in existence on, the Closing Date and are, in each case, set forth on Schedule 7.02, and any modification, replacement, renewal or extension thereof; provided that no such modification, replacement, renewal or extension shall increase the amount of Investments then permitted under this Section 7.02(f), except pursuant to the terms of such Investment in existence on the Closing Date or as otherwise permitted by this Section 7.02;

(g)          Investments in Swap Contracts permitted under Section 7.03;

(h)          promissory notes and other non-cash consideration received in connection with Dispositions permitted by Section 7.05;

(i)           (i) the Transactions and (ii) Investments constituting a Permitted Acquisition:

(j)           Investments in the ordinary course of business and consistent with past practice, consisting of (i) endorsements for collection or deposit, (ii) customary trade arrangements with customers, (iii) loans, advances, minimum guarantees or other similar payments made to distributors, licensees or licensors, (iv) advances of payroll payments to employees or other advances of salaries or compensation (including advances against commissions) to employees and sales representatives and (v) Investments maintained in connection with any Loan Party’s deferred compensation plan;

(k)          the licensing, sublicensing or contribution of Intellectual Property rights pursuant to joint marketing arrangements with Persons other than the Borrower and its Restricted Subsidiaries in the ordinary course of business;

(l)           so long as no Default shall have occurred and be continuing or would result therefrom, other Investments in an aggregate principal amount not to exceed the greater of (i) CAD$45,000,000 and (ii) 30.0% of Consolidated EBITDA, at any time outstanding;

(m)          Investments held by a Person that is acquired and becomes a Restricted Subsidiary or held by a company merged or amalgamated or consolidated into any Restricted Subsidiary, in each case after the Closing Date and in accordance with this Section 7.02 and/or Section 7.04, as applicable, to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation, and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(n)          in addition to the foregoing Investments, the Borrower may make additional Investments in an aggregate amount not to exceed an amount equal to the portion, if any, of the Available Amount on the date of such election that the Borrower elects to apply to this Section 7.02(n), such election to be specified in a written notice of a Responsible Officer calculating in reasonable detail the amount of Available Amount immediately prior to such election and the amount thereof elected to be so applied; provided that, in the case of this Section 7.02(n), (i) immediately before and after giving effect to any such Investment, no Default shall have occurred and be continuing and (ii) immediately after giving effect to any such Investment, the Borrower shall be in Pro Forma Compliance with a Total Net Leverage Ratio as of the end of the Test Period ending on or most recently prior to such Investment not to exceed 5.50:1.00;

(o)          Investments by any Loan Party in any Immaterial Foreign Subsidiary for purposes of funding receivables arising from transfer pricing and the ordinary course operations of such Immaterial Foreign Subsidiary in an aggregate principal amount not to exceed $5,000,000;

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(p)          Investments by any Loan Party in any Restricted Subsidiary that is not a Loan Party in an aggregate outstanding principal amount not to exceed $15,000,000;

(q)          Investments by the Borrower or a Restricted Subsidiary in an Unrestricted Subsidiary in the ordinary course of business pursuant to a Market Broadcasting Agreement in compliance with Section 7.17;

(r)          Designated Transactions, the consideration for which will not exceed $30,000,000 in the aggregate;

(s)          Investments consisting of operating deposit accounts maintained in the ordinary course of business; and

(t)          so long as no Default shall have occurred and be continuing or would result therefrom, other Investments if immediately after giving effect thereto, the Borrower would be in compliance, on a Pro Forma Basis, with a Total Net Leverage Ratio not to exceed 3.50:1.00.

Section 7.03         Indebtedness. Create, incur, assume or suffer to exist any Indebtedness, except:

(a)          Indebtedness of the Loan Parties under the Loan Documents (including, without limitation, in respect of any Incremental Term Facility);

(b)          Indebtedness outstanding or committed to be incurred on the Closing Date and listed on Schedule 7.03 and any Permitted Refinancing thereof (or successive Permitted Refinancings thereof); provided that any such Indebtedness owed by a Restricted Subsidiary that is not a Loan Party may be assumed from time to time by any other Restricted Subsidiary that is not a Loan Party; provided, further, that no such Indebtedness included on Schedule 7.03 shall be in respect of a Permitted DHX Guarantee;

(c)          Guarantees incurred by the Borrower or any Restricted Subsidiary thereof in respect of Indebtedness of the Borrower or any other Restricted Subsidiary that is permitted to be incurred under this Agreement; provided that any such Guarantee by a Loan Party of Indebtedness incurred by a non-Loan Party shall constitute an Investment by such Loan Party pursuant to Section 7.02(p) or (r) and shall be required to be permitted thereunder (and shall constitute a utilization thereof);

(d)          Indebtedness of (i) any Loan Party owing to any other Loan Party, (ii) any Restricted Subsidiary that is not a Loan Party owed to any other Restricted Subsidiary that is not a Loan Party and (iii) any Loan Party owed to any Restricted Subsidiary which is not a Loan Party; provided that any Indebtedness incurred pursuant to this clause (d)(iii) shall constitute an Investment made by the obligee of such Indebtedness and shall be required to be in compliance with Section 7.02; provided, further, that all such Indebtedness of any Loan Party under this clause (d)(iii) must be expressly subordinated to the Obligations on the terms of the Intercompany Subordination Agreement or subject to subordination terms substantially identical to the subordination terms set forth in Exhibit I, in each case within sixty days of the incurrence of such Indebtedness or such later date as the Administrative Agent shall reasonably agree in its sole discretion;

(e)          (i) Capitalized Lease Obligations and purchase money obligations (including obligations in respect of mortgage, industrial revenue bond, industrial development bond and similar financings) to finance the purchase, construction, lease, repair or improvement of fixed or capital assets; provided, however, that (A) such Indebtedness is incurred prior to or within 270 days after such acquisition or the completion of such purchase, construction, lease, repair or improvement and (B) the aggregate principal amount of all such Indebtedness at any one time outstanding, together with the aggregate principal amount of Permitted Refinancings outstanding pursuant to clause (ii) below, shall not exceed CAD$10,000,000 and (ii) any Permitted Refinancing thereof (or successive Permitted Refinancings thereof);

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(f)          Indebtedness in respect of Swap Contracts incurred in the ordinary course of business and not for speculative purposes;

(g)          Indebtedness of any Restricted Subsidiary that is not a Loan Party owed to any Loan Party; provided that any such Indebtedness shall constitute an Investment by such Loan Party pursuant to Section 7.02(p) or (r) and shall be required to be permitted thereunder (and shall constitute a utilization thereof);

(h)          Indebtedness representing (1) deferred compensation or stock-based compensation to directors, officers, managers, employees and other service providers of the Borrower and its Restricted Subsidiaries or (2) to the extent constituting Indebtedness, unfunded pension fund and other employee benefit plan obligations and liabilities incurred in the ordinary course of business to the extent they do not result in an Event of Default under Section 8.01(i);

(i)           Indebtedness consisting of promissory notes issued by any Loan Party to current or former officers, directors, managers, consultants and employees, their respective estates, heirs, family members, spouses, domestic partners or former spouses or former domestic partners to finance the purchase or redemption of Equity Interests of any Loan Party permitted by Section 7.06;

(j)           Indebtedness in respect of indemnification, purchase price adjustments, earnouts or other similar obligations incurred by the Borrower or any of its Restricted Subsidiaries in a Permitted Acquisition, Designated Transactions or similar Investment or Disposition under agreements which provide for indemnification, the adjustment of the purchase price or for similar adjustments;

(k)          so long as no Default exists or would result therefrom, Indebtedness of a Person or Indebtedness attaching to assets of a Person that, in either case, becomes a Restricted Subsidiary (or is merged or consolidated with or into the Borrower or a Restricted Subsidiary thereof) or Indebtedness attaching to assets that are acquired by the Borrower or any Restricted Subsidiary thereof (including any Indebtedness assumed by the Borrower or any Restricted Subsidiary thereof in connection with any acquisition of any assets or Person), in each case after the Closing Date as the result of a Permitted Acquisition or other Investment permitted by Section 7.02 (other than Section 7.02(e)) to the extent existing at the time of such Permitted Acquisition or similar Investment and any Permitted Refinancing thereof (or successive Permitted Refinancings thereof); provided that (i) such Indebtedness is not incurred in contemplation of such Permitted Acquisition or similar Investment and (ii) on the date of determination, immediately after giving effect to such incurrence or assumption of Indebtedness in connection therewith and the related acquisition or similar Investment, the Borrower shall be in Pro Forma Compliance with a Total Net Leverage Ratio not to exceed 5.50:1.00; provided, further, that the aggregate principal amount of any Indebtedness assumed pursuant to this Section 7.03(k) by a Restricted Subsidiary that is not a Loan Party shall not, unless otherwise permitted hereunder, in the aggregate, exceed $20,000,000 at any time outstanding;

(l)           Indebtedness in respect of cash management obligations and netting services, overdraft protections, employee credit card programs, automatic clearinghouse arrangements and similar arrangements in each case in connection with deposit accounts and Indebtedness arising from the honoring of a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business;

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(m)          Indebtedness in an aggregate principal amount not to exceed $20,000,000, at any time outstanding;

(n)          Indebtedness incurred by the Borrower or any Restricted Subsidiary thereof in respect of any banker’s acceptances, bank guarantees, letters of credit, warehouse receipts or similar instruments entered into in the ordinary course of business, including in respect of workers compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers compensation claims;

(o)          (i) obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees and similar obligations provided by the Borrower or any Restricted Subsidiary thereof and (ii) Indebtedness consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business or consistent with past practice;

(p)          Indebtedness of the Borrower or any Restricted Subsidiary thereof as an account party in respect of trade letters of credit issued in the ordinary course of business;

(q)          Guarantees (i) in respect of any travel and other reimbursable business expenses incurred by employees of the Borrower or any of its Restricted Subsidiaries in the ordinary course of business and (ii) incurred in the ordinary course of business in respect of obligations of or to suppliers, customers, franchisees, lessors, licensees, sublicensees or distribution partners;

(r)           all premiums (if any), interest (including post-petition interest), fees, expenses, defeasance costs, charges and additional or contingent interest on obligations described in this Section 7.03;

(s)           Incremental Equivalent Debt and any Permitted Refinancing thereof (or successive Permitted Refinancings thereof), in each case incurred in accordance with this Agreement;

(t)           the Convertible Debentures in an aggregate principal amount not to exceed CAD$140,000,000;

(u)          [reserved];

(v)          the Permitted DHX Guarantees (subject to the terms and limitations set forth in the definition thereof);

(w)          to the extent constituting Indebtedness, minimum revenue guarantees, indemnities, advances and other Guarantees in connection with the business of the Borrower and its Subsidiaries of exploiting Intellectual Property, including, without limitation, the distribution, production, licensing or other arrangements entered into in the ordinary course of business;

(x)           to the extent constituting Indebtedness, Guarantees by the Borrower of the obligations of any Restricted Subsidiary or Unrestricted Subsidiary under a lease; and

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(y)          to the extent constituting Indebtedness, Guarantees in favor of Guilds and Unions in the ordinary course of business not in excess of $1,500,000 at any time outstanding;

provided that, notwithstanding the foregoing, (I) neither Peanuts Holdings LLC nor any of its direct or indirect Subsidiaries shall be permitted to incur any Indebtedness constituting debt for borrowed money unless such Person also becomes a Guarantor in respect of the Obligations on terms, and pursuant to documentation, reasonably acceptable to the Administrative Agent and (II) no Immaterial Foreign Subsidiary shall be permitted to incur any Indebtedness constituting debt for borrowed money for so long as such Person remains an Immaterial Foreign Subsidiary.

The accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness shall not be deemed to be an incurrence of Indebtedness for purposes of this Section 7.03.

Section 7.04         Fundamental Changes. Merge, dissolve, liquidate, amalgamate, consolidate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, except that, so long as no Default exists or would result therefrom:

(a)          any Restricted Subsidiary (or any other Person) may merge, amalgamate or consolidate with (i) the Borrower (including a merger, the purpose of which is to reorganize the Borrower into a new jurisdiction in any province of Canada); provided that the Borrower shall be the continuing or surviving Person or the surviving Person shall expressly assume the obligations of the Borrower under the Loan Documents pursuant to documents reasonably acceptable to the Administrative Agent (provided that the Borrower must be the surviving Person in any such transaction with an Excluded Subsidiary) or (ii) any one or more other Restricted Subsidiaries; provided, further, that when any Guarantor is merging or amalgamating with another Restricted Subsidiary that is not a Loan Party the Guarantor shall be the continuing or surviving Person or the continuing or surviving Person shall assume such Guarantor’s obligations under the Loan Documents;

(b)          (i) any Restricted Subsidiary that is not a Loan Party may merge, amalgamate or consolidate with or into any other Restricted Subsidiary that is not a Loan Party and (ii) any Restricted Subsidiary may liquidate or dissolve, or the Borrower or any Restricted Subsidiary may (if the validity, perfection and priority of the Liens securing the Obligations is not adversely affected thereby) change its legal form if the Borrower determines in good faith that such action is in the best interest of the Borrower and its Restricted Subsidiaries taken as a whole and is not disadvantageous to the Lenders in any material respect (it being understood that in the case of any liquidation or dissolution of a Restricted Subsidiary that is a Guarantor, such Restricted Subsidiary shall at or before the time of such liquidation or dissolution transfer its assets to the Borrower or another Restricted Subsidiary that is a Loan Party unless such Disposition of assets is permitted hereunder; and in the case of any change in legal form, a Restricted Subsidiary that is a Loan Party will remain a Loan Party unless such Loan Party is otherwise permitted to cease being a Loan Party hereunder);

(c)          any Restricted Subsidiary may Dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to the Borrower or to any Restricted Subsidiary; provided that if the transferor in such transaction is a Guarantor, then (i) the transferee must be a Loan Party and (ii) to the extent constituting an Investment, such Investment must be permitted by Section 7.02 (other than Section 7.02(e));

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(d)          any Restricted Subsidiary may merge, amalgamate or consolidate with, or dissolve into, any other Person in order to effect an Investment permitted pursuant to Section 7.02 (other than Section 7.02(e)); provided that (i) the continuing or surviving Person shall, to the extent subject to the terms hereof, have complied with the requirements of Section 6.12, (ii) to the extent constituting an Investment, such Investment must be a permitted Investment in accordance with Section 7.02 (other than Section 7.02(e)), (iii) to the extent constituting a Disposition, such Disposition must be permitted hereunder and (iv) to the extent such Restricted Subsidiary is a Loan Party, it must remain a Loan Party;

(e)          any Restricted Subsidiary may merge, dissolve, liquidate, amalgamate, consolidate with or into another Person or Dispose of all or substantially all of its assets in order to effect a Disposition permitted pursuant to Section 7.05 or a Permitted Acquisition;

(f)           any Investment permitted by Section 7.02 (other than Section 7.02(e)) may be structured as a merger, consolidation or amalgamation;

(g)          the Borrower may merge, consolidate or amalgamate with any other Person in which the Borrower is not the surviving Person (any such Person, the “Successor Company”); provided that (i) (A) the Successor Company shall be an entity organized or existing under the Laws of Canada or any province thereof, the United States, any state thereof, the District of Columbia or any territory thereof, (B) prior to or on the date of any such transaction, the Successor Company shall expressly assume all the obligations of the Borrower under this Agreement and the other Loan Documents to which the Borrower is a party pursuant to a supplement hereto or thereto in form reasonably satisfactory to the Administrative Agent, (C) the Successor Company shall cause such amendments, supplements or other instruments to be executed, delivered, filed and recorded (and deliver a copy of same to the Administrative Agent) in such jurisdictions as may be required by applicable Law to preserve and protect the Lien of the Collateral Documents on the Collateral owned by or transferred to the Successor Company, together with such financing statements as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement under the UCC of the relevant states or the PPSA under the relevant provinces, as applicable, (D) the Collateral owned by or transferred to the Successor Company shall (a) continue to constitute Collateral under the Collateral Documents, (b) be subject to the Lien in favor of and for the benefit of the Secured Parties, and (c) not be subject to any Lien other than Liens permitted by Section 7.01, in each case except as otherwise permitted by the Loan Documents, the property and assets of the Person which is merged or consolidated with or into the Successor Company, to the extent that they are property or assets of the types which would constitute Collateral under the Collateral Documents, shall be treated as after-acquired property and the Successor Company shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Collateral Documents in the manner and to the extent required in the Collateral Documents, (E) each Guarantor, unless it is the other party to such merger or consolidation, shall have confirmed that its guaranty shall apply to the Successor Company’s obligations under the Loan Documents, any Secured Hedge Agreement and any Secured Cash Management Agreement, (F) each Guarantor, unless it is the other party to such merger or consolidation, shall have by a supplement to the Security Agreement and other applicable Collateral Documents confirmed that its obligations thereunder shall apply to the Successor Company’s obligations under the Loan Documents, any Secured Hedge Agreement and any Secured Cash Management Agreement, (G) if requested by the Administrative Agent, each mortgagor of a Mortgaged Property, unless it is the other party to such merger or consolidation, shall have by an amendment to or restatement of the applicable Mortgage (or other instrument reasonably satisfactory to the Administrative Agent) confirmed that its obligations thereunder shall apply to the Successor Company’s obligations under the Loan Documents, any Secured Hedge Agreement and any Secured Cash Management Agreement and (H) if requested by the Administrative Agent, the Borrower shall have delivered a legal opinion of counsel in form satisfactory to the Administrative Agent with respect to the matters set forth in this Section 7.04(g); provided, further, that if the foregoing are satisfied, the Successor Company will succeed to, and be substituted for, the Borrower under this Agreement;

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(h)          any Restricted Subsidiary may merge or amalgamate with a Production Subsidiary after the completion of the relevant Production and the repayment in full of all Production Financing so long as such Production Subsidiary has no material liabilities; and

(i)           the Borrower and its Subsidiaries may consummate the Transactions.

Section 7.05         Dispositions. Make any Disposition, except:

(a)          Dispositions of obsolete, uneconomic, surplus or worn out property, whether now owned or hereafter acquired, in the ordinary course of business and Dispositions of property no longer used, useful or economically practicable to maintain in the conduct of the business of the Borrower and its Restricted Subsidiaries (including allowing any registrations or any applications for registration of any Intellectual Property to lapse or go abandoned);

(b)          Dispositions of inventory and goods held for sale in the ordinary course of business;

(c)          Dispositions of property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) an amount equal to the net proceeds of such Disposition is promptly applied to the purchase price of such replacement property;

(d)          to the extent constituting a Disposition, (i) Investments permitted by Section 7.02 and (ii) Restricted Payments permitted by Section 7.06, in each case excluding any provision of such applicable Sections generally permitting transactions permitted by this Section 7.05;

(e)          Dispositions of (i) Cash Equivalents in the ordinary course of business and (ii) accounts receivables in the ordinary course of business in connection with the collection or compromise thereof;

(f)           (i) Dispositions of accounts receivable (including in a true sale fashion) in connection with the factoring, collection or compromise thereof and (ii) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or other litigation claims in the ordinary course of business;

(g)          licensing or sublicensing (or other grants of rights to use or exploit) of IP Rights in the ordinary course of business;

(h)          sales, Disposition or contributions of property (including IP Rights) (A) between Loan Parties, (B) between Restricted Subsidiaries (other than Loan Parties), (C) by Restricted Subsidiaries that are not Loan Parties to the Loan Parties or (D) by Loan Parties to any Restricted Subsidiary that is not a Loan Party; provided that (1) the portion (if any) of any such Disposition made for less than Fair Market Value and (2) any non-cash consideration received in exchange for any such Disposition, shall in each case constitute an Investment in such Restricted Subsidiary;

(i)           leases, subleases, licenses, sublicenses, occupancy agreements or assignments of property in the ordinary course of business;

(j)           transfers of (i) property subject to Casualty Events, (ii) condemned property as a result of the exercise of “eminent domain” or other similar powers to the respective Governmental Authority or agency that has condemned the same (whether by deed in lieu of condemnation or otherwise) and (iii) property arising from foreclosure or similar action or that have been subject to a casualty to the respective insurer of such real property as part of an insurance settlement; provided that the Net Cash Proceeds received by the Borrower or a Restricted Subsidiary thereof from Dispositions made pursuant to this clause (j) are applied to prepay Loans to the extent required by Section 2.05(b)(ii);

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(k)          any Disposition of any asset between or among the Restricted Subsidiaries of the Borrower as a substantially concurrent interim Disposition in connection with a Disposition otherwise permitted pursuant to this Section 7.05;

(l)           Dispositions of Investments (including Equity Interests) in Joint Ventures to the extent required by, or made pursuant to customary buy/sell arrangements between, the joint venture parties set forth in joint venture arrangements and similar binding arrangements; provided that the Net Cash Proceeds received by the Borrower or a Restricted Subsidiary thereof from Dispositions made pursuant to this clause (l) are applied to prepay Loans to the extent required by Section 2.05(b)(ii);

(m)          the transfer for fair value of property (including Equity Interests of Subsidiaries of the Borrower) to another Person in connection with a joint venture arrangement with respect to the transferred property; provided that such transfer is permitted under Section 7.02(l);

(n)          the unwinding or termination of Swap Contracts permitted hereunder pursuant to their terms;

(o)          Dispositions by the Borrower or any Restricted Subsidiary thereof not otherwise permitted under this Section 7.05; provided that (i) at the time of such Disposition no Default shall have occurred and be continuing or would result therefrom, (ii) such Disposition shall not be for a substantial portion of the Collateral, (iii) such Disposition shall be for no less than the Fair Market Value of such property at the time of such Disposition, (iv) at least 75% of the purchase price for such property shall be paid to the Borrower or such Restricted Subsidiary, as applicable, in the form of cash or Cash Equivalents; provided, however, that for the purposes of this clause (o)(iv), any securities received by the Borrower or such Restricted Subsidiary from such transferee that are converted by the Borrower or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received in the conversion) within one hundred eighty days following the closing of the applicable Disposition shall be deemed to be cash and (v) the Net Cash Proceeds received by the Borrower or a Restricted Subsidiary thereof from Dispositions made pursuant to this clause (o) are applied to prepay Loans to the extent required by Section 2.05(b)(ii);

(p)          the Disposition of assets acquired pursuant to or in order to effectuate a Permitted Acquisition or an Investment permitted pursuant to Section 7.02, which assets are not used or useful to the core or principal business of the Borrower and its Restricted Subsidiaries;

(q)          any issuance of, or Disposition in connection with, directors’ qualifying shares or investments by residents of a particular jurisdiction as, and to the extent, mandated by relevant foreign law;

(r)           any abandonment, cancellation, non-renewal or discontinuance of use or maintenance of Intellectual Property (or rights relating thereto) of any Loan Party that the Borrower determines in good faith is desirable in the conduct of its business; and

(s)          assignments by a Loan Party to a new Production Subsidiary of rights in such assets of the Loan Party which are necessary for such Production Subsidiary to develop, produce, distribute and exploit a new Production (including any necessary rights under agreements related to such new Production); provided, however, that any such assignment is made solely for such purpose.

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To the extent any Collateral is Disposed of as expressly permitted by this Section 7.05 to any Person other than a Loan Party, such Collateral shall be sold free and clear of the Liens created by the Loan Documents, and the Administrative Agent is authorized to, and, upon request, shall, take any actions necessary or deemed appropriate in order to effect the foregoing.

Section 7.06         Restricted Payments. Declare or make, directly or indirectly, any Restricted Payment, except:

(a)          each Restricted Subsidiary may make Payments to the Borrower and to other Restricted Subsidiaries that directly or indirectly own Equity Interests of such Restricted Subsidiary (and, in the case of a Restricted Payment by a non-wholly owned Restricted Subsidiary, to the Borrower and any such other Restricted Subsidiary and to each other owner of Equity Interests of such Restricted Subsidiary based on their relative ownership interests, it being understood, however, that any such Restricted Subsidiary may exclude one or more classes of equity holders from any such Restricted Payment so long as the class or classes of equity interests owned by any Loan Party or any Subsidiary are not excluded from any such Restricted Payment);

(b)          the Borrower and each of its Restricted Subsidiaries may declare and make dividend payments or other distributions payable solely in the Equity Interests (other than Disqualified Equity Interests) of such Person;

(c)          to the extent constituting Restricted Payments, the Borrower and its Restricted Subsidiaries may take actions expressly permitted by Sections 7.02 (other than Sections 7.02(e)), 7.04, 7.08 or 7.12);

(d)          in addition to the foregoing Restricted Payments, the Borrower may make additional Restricted Payments in an aggregate amount not to exceed an amount equal to the portion, if any, of the Available Amount on the date of such election that the Borrower elects to apply to this Section 7.06(d), such election to be specified in a written notice of a Responsible Officer calculating in reasonable detail the amount of Available Amount immediately prior to such election and the amount thereof elected to be so applied; provided that, in the case of this Section 7.06(d), (i) immediately before and after giving effect to any such Restricted Payment, no Default shall have occurred and be continuing and (ii) immediately after giving effect to any such Restricted Payment, the Borrower shall be in Pro Forma Compliance with a Total Net Leverage Ratio as of the end of the Test Period ending on or most recently prior to such not to exceed 5.50:1.00;

(e)          the Borrower and any Restricted Subsidiary may (i) pay cash in lieu of fractional shares in connection with any dividend, split or combination of its Equity Interests or any Permitted Acquisition (or similar Investment) and (ii) honor any conversion request by a holder of convertible Indebtedness (including the Convertible Debentures) and make cash payments in lieu of fractional shares in connection with any such conversion;

(f)          the payment of dividends and distributions within sixty days after the date of declaration thereof, if at the date of declaration of such payment, such payment would otherwise be permitted pursuant to this Section 7.06;

(g)          the Borrower may redeem in whole or in part any Equity Interests of the Borrower solely as part of an exchange for another class of Equity Interests or rights to acquire Equity Interests or with proceeds from substantially concurrent equity contributions from, or issuances of new shares of its Equity Interests to, any Person other than Borrower or any of its Restricted Subsidiaries; provided that any terms and provisions material to the interests of the Lenders, when taken as a whole, contained in such other class of Equity Interests of the Borrower are no more adverse (taken as a whole) to the Lenders than those contained in the Equity Interests redeemed thereby;

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(h)          each Restricted Subsidiary of the Borrower may repurchase its Equity Interests owned by any of its minority owners upon a direct or indirect sale of such Restricted Subsidiary or of all or substantially all of such Restricted Subsidiary’s assets (provided that such sale is permitted under this Agreement);

(i)           so long as no Default shall have occurred and be continuing or would result therefrom, other Restricted Payments not in excess of, when aggregated with any prepayments, redemptions, purchases, defeasances or other satisfaction of any Junior Financing made pursuant to Section 7.12(a)(vi) below, $15,000,000 in the aggregate;

(j)           so long as no Default shall have occurred and be continuing or would result therefrom, the declaration and payment of regular cash dividends on common stock of the Borrower in an aggregate amount not to exceed 2.00% of Market Capitalization as of the beginning of the relevant fiscal year; provided that if immediately after giving effect thereto, the Borrower would be in compliance, on a Pro Forma Basis, with a First Lien Net Leverage Ratio not to exceed 3.00:1.00, then the foregoing amount shall be increased to an aggregate amount not to exceed 3.00% of Market Capitalization as of the beginning of the relevant fiscal year;

(k)          the Borrower may declare and make Restricted Payments so long as (i) no Default has occurred and is continuing and (ii) the Borrower shall have delivered to the Administrative Agent a Pro Forma Compliance Certificate demonstrating that after giving effect to such Restricted Payment on a Pro Forma Basis (A) the Loan Parties would be in compliance with the financial covenant set forth in Section 7.10 recomputed as of the end of the most recently ended Test Period and (B) the Total Net Leverage Ratio recomputed as of the end of the most recently ended Test Period would not be greater than 3.50:1.00; and

(l)           Restricted Payments made (i) on the Closing Date to consummate the Transactions and (ii) in order to satisfy indemnity and other similar obligations under the Acquisition Agreements.

Section 7.07         Change in Nature of Business; Conduct of Business. Engage in any material line of business substantially different from those lines of business conducted by the Borrower and its Restricted Subsidiaries on the date hereof or any business reasonably related, complementary, synergistic or ancillary thereto or reasonable extensions thereof.

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Section 7.08         Transactions with Affiliates. Enter into any transaction of any kind with any Affiliate of the Borrower, whether or not in the ordinary course of business, other than (a) transactions among Loan Parties, (b) transactions between one or more Restricted Subsidiaries of the Borrower, so long as no such Restricted Subsidiary is a Loan Party, (c) on fair and reasonable terms substantially as favorable to the Borrower or such Restricted Subsidiary as would be obtainable by the Borrower or such Restricted Subsidiary at the time in a comparable arm’s length transaction with a Person other than an Affiliate, (d) customary fees and indemnities may be paid to, and customary indemnification agreements (or similar arrangement) may be made with, any directors, officers, employees or members of management of the Borrower and its Restricted Subsidiaries and reasonable out-of-pocket costs of such Persons may be reimbursed, (e) employment, compensation, bonus, incentive, retention and severance arrangements and health, disability and similar insurance or benefit plans or other benefit arrangements between the Borrower or any of its Restricted Subsidiaries and their respective directors, officers, employees or managers (including management and employee benefit plans or agreements, retirement or savings plans, vacation plans, subscription agreements or similar agreements pertaining to the repurchase of Equity Interests pursuant to put/call rights or similar rights with current or former employees, officers, directors, managers, consultants or independent contractors and stock option or incentive plans and other compensation arrangements) in the ordinary course of business or as otherwise approved by the board of directors (or other similar governing body) of the Borrower or any of its Restricted Subsidiaries, (f) transactions expressly permitted by this Agreement (other than to the extent solely permitted by reference to this Section 7.08), (g) transactions pursuant to agreements in existence on the Closing Date and set forth on Schedule 7.08 or any amendment to any such agreement to the extent such an amendment is not materially adverse, taken as a whole, to the Lenders in any material respect, (h) transactions between a Loan Party and any Person that is an Affiliate solely due to the fact that a director of such Person is also a director of any Loan Party; provided, however, that such director abstains from voting as a director of such Loan Party, as the case may be, on any matter involving such other Person, (i) the issuance of Equity Interests (i) in connection with employment arrangements, stock options and stock ownership plans approved by the board of directors (or equivalent governing body) of the Borrower or any of its Restricted Subsidiaries or (ii) to any other Person in connection with any Permitted Acquisition or other Investment permitted hereunder, (j) (i) the Transactions and the payment of fees and expenses in connection with the consummation of the Transactions and (ii) any payments required to be made pursuant to the Acquisition Agreements, (k) any issuance of Equity Interests in the Borrower or other payments, awards or grants in cash, securities, Equity Interests in the Borrower or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans in the ordinary course of business approved by the board of directors (or other similar governing body) of the Borrower, as the case may be, (l) the payment of reasonable out-of-pocket costs and expenses relating to registration rights and indemnities provided to Persons holding Equity Interests of the Loan Parties pursuant to any registration rights agreement entered into after the Closing Date, (m) transactions in which the Borrower or any Restricted Subsidiary thereof, as the case may be, delivers to the Administrative Agent a letter from an accounting, appraisal, investment banking firm or consultant of nationally recognized standing that is, in the good faith judgment of the Borrower, qualified to perform the task for which it has been engaged and that is independent of the Borrower and its Affiliates stating that such transaction is fair to the Borrower or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (c) of this Section 7.08, (n) transactions with Subsidiaries of the Borrower for the purchase or sale of goods, products, parts and services or license of rights entered into in the ordinary course of business and consistent with past practice, (o) transactions with joint ventures for the purchase or sale of goods, equipment, services or license of rights entered into in the ordinary course of business and consistent with past practice, (p) Investments by Affiliates in Indebtedness or preferred Equity Interests of the Borrower or any of its Subsidiaries (and/or such Affiliate’s exercise of any permitted rights with respect thereto) including without limitation, any Investment by Affiliates in Indebtedness hereunder pursuant to Section 10.07(j), so long as non-Affiliates were also offered the opportunity to invest in such Indebtedness or preferred Equity Interests, and transactions with Affiliates solely in their capacity as holders of Indebtedness or preferred Equity Interests of the Borrower or any of its Subsidiaries, so long as such transaction is with all holders of such class (and there are such non-Affiliate holders) and such Affiliates are treated no more favorably than all other holders of such class generally and (q) any other transaction with an Affiliate, which is approved by a majority of disinterested members of the board of directors (or equivalent governing body) of the Borrower in good faith.

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Section 7.09         Burdensome Agreements. Enter into or permit to exist any Contractual Obligation (other than this Agreement or any other Loan Document) that limits the ability (a) of any Restricted Subsidiary that is not a Loan Party to make Restricted Payments to Borrower or any Guarantor, except for (i) any agreement in effect on the Closing Date and described on Schedule 7.09 (as amended, so long as such restrictions are not expanded in scope), (ii) any agreement in effect at the time any Restricted Subsidiary becomes a Subsidiary of the Borrower, or any agreement assumed in connection with the acquisition of assets from any Person, so long as such agreement was not entered into solely in contemplation of such Person becoming a Subsidiary of the Borrower or of the acquisition of assets from such Person, (iii) any agreement representing Indebtedness of a Restricted Subsidiary of the Borrower which is not a Loan Party and which Indebtedness is permitted by Section 7.03, (iv) any agreement in connection with a Disposition permitted by Section 7.05 or any disposition not constituting a Disposition, (v) customary provisions (1) in joint venture agreements or other similar agreements applicable to joint ventures permitted under Section 7.02, and (2) in partnership agreements, limited liability company agreements and other similar agreements that restrict the transfer of ownership interests in the relevant partnership, limited liability company or other person, (vi) customary provisions restricting assignment of any agreement entered into in the ordinary course of business, (vii) customary net worth provisions contained in real property leases entered into by the Borrower or any of its Restricted Subsidiaries in the ordinary course of business, so long as the Borrower has determined in good faith that such net worth provisions would not reasonably be expected to impair the ability of the Borrower and its Restricted Subsidiaries to meet their ongoing payment obligations under the Loan Documents, (viii) any customary and commercially reasonable restrictions of IP Rights contained in licenses or sublicenses (or other grants of rights to use or exploit), (ix) customary provisions restricting the subletting or assignment of any lease governing a leasehold interest, (x) customary or reasonable restrictions contained in any agreements or instruments governing (A) Indebtedness permitted pursuant to Section 7.03(m) and (B) Incremental Equivalent Debt, and, in each case, any Permitted Refinancing thereof (or successive Permitted Refinancings thereof), (xi) restrictions contained in agreements and instruments governing Indebtedness permitted pursuant to Section 7.03 to the extent not materially more restrictive, taken as a whole, to the Borrower and its Subsidiaries than the covenants contained in this Agreement and the other Loan Documents (as reasonably determined by the Borrower, which determination shall be conclusive), (xii) any agreement relating to Indebtedness incurred pursuant to Sections 7.03(e), (xiii) solely to the extent that such restrictions relate to the Subsidiary being acquired or incurring such Indebtedness restrictions contained in Indebtedness permitted pursuant to Section 7.03(k), (xiv) restrictions imposed by reason of applicable Law, and (xv) any amendments, modifications, restatements, renewal, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in the foregoing clauses (i) through (xiv); provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Borrower, not materially more restrictive with respect to such Restricted Payment restrictions than those contained in the Restricted Payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; or (b) of the Borrower or any Guarantor to create, incur, assume or suffer to exist Liens on property of such Person for the benefit of the Lenders with respect to the Facilities and the Obligations or under the Loan Documents except for (i) any agreement in effect on the Closing Date and described on Schedule 7.09, (ii) any agreement in effect at the time any Restricted Subsidiary becomes a Subsidiary of the Borrower, or any agreement assumed in connection with the acquisition of assets from any Person, so long as such agreement was not entered into solely in contemplation of such Person becoming a Subsidiary of the Borrower or of the acquisition of assets from such Person and applies solely to such Subsidiary or to such acquired assets, (iii) customary restrictions that arise in connection with (x) any Lien permitted by Section 7.01 on any asset or property that is not, and is not required to be, Collateral that relates to the property subject to such Lien or (y) any Disposition permitted by Sections 7.04 or 7.05 and relate solely to the assets of a Person subject to such Disposition, (iv) negative pledges and restrictions on Liens in favor of any holder of Indebtedness permitted under Sections 7.03(e), but solely to the extent any negative pledge relates to the property financed by or the subject of such Indebtedness and proceeds and products thereof (including property which is cross-collateralized pursuant to the proviso to such clause), (v) restrictions imposed by (1) any agreement relating to secured Indebtedness permitted pursuant to Section 7.03 to the extent that such restrictions apply only to the property or assets securing such Indebtedness and proceeds and products thereof or (2) any agreements and instruments governing Indebtedness permitted pursuant to Section 7.03 to the extent not materially more restrictive, taken as a whole, to the Borrower and its Restricted Subsidiaries than the covenants contained in this Agreement and the other Loan Documents (as reasonably determined by the Borrower, which determination shall be conclusive), (vi) customary and commercially reasonable restrictions in leases, subleases, licenses, sublicenses or asset sale agreements otherwise permitted hereby so long as such restrictions relate to the assets subject thereto, (vii) customary net worth provisions contained in real property leases entered into by the Borrower or any of its Restricted Subsidiaries in the ordinary course of business, so long as the Borrower has determined in good faith that such net worth provisions would not reasonably be expected to impair the ability of the Borrower and its Restricted Subsidiaries to meet their ongoing obligations, (viii) restrictions arising in connection with cash or other deposits permitted under Sections 7.01 or 7.02 and limited to such cash or deposit, (ix) customary provisions restricting assignment of any agreement entered into in the ordinary course of business, (x) customary and reasonable provisions restricting the subletting or assignment of any lease governing a leasehold interest, (xi) customary and reasonable provisions (1) in joint venture agreements and other similar agreements applicable to joint ventures, and (2) in partnership agreements, limited liability company agreements and other similar agreements that restrict the transfer of ownership interests in the relevant partnership, limited liability company or other person, (xii) [reserved], (xiii) restrictions imposed by applicable Law, (xiv) restrictions contained in Indebtedness permitted pursuant to Section 7.03(f) or (l), to the extent relating to the Subsidiary incurring such Indebtedness or party to such agreement and its Subsidiaries; provided that such restrictions do not restrict the Liens securing the Obligations as contemplated by the Loan Documents or the senior-priority status thereof and (xv) any amendments, modifications, restatements, renewal, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in the foregoing clauses (i) through (xiv); provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Borrower, not materially more restrictive with respect to such Lien restrictions than those contained in the Lien restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

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Section 7.10         Financial Covenant. Permit the Total Net Leverage Ratio as of the last day of such fiscal quarter to exceed the ratio set forth below for such fiscal period:

Calendar Year	March 31	June 30	September 30	December 31
2017	—	—	7.25:1.00	7.25:1.00
2018	7.25:1.00	7.25:1.00	6.75:1.00	6.75:1.00
2019	6.75:1.00	6.75:1.00	6.50:1.00	6.50:1.00
2020	6.50:1.00	6.50:1.00	5.75:1.00	5.75:1.00
2021	5.75:1.00	5.75:1.00	5.50:1.00	5.50:1.00
2022	5.50:1.00	5.50:1.00	5.50:1.00	5.50:1.00
2023	5.50:1.00	5.50:1.00	5.50:1.00	—

Section 7.11        Fiscal Year. Make any change in the fiscal year of the Borrower; provided, however, that the Borrower may, with the written consent of the Required Lenders, change its fiscal year to any other fiscal year reasonably acceptable to the Required Lenders, in which case, the Borrower and the Administrative Agent will, and are hereby authorized by the Lenders to, make any amendments to this Agreement that are necessary, in the reasonable judgment of the Administrative Agent and the Borrower, to reflect such change in fiscal year.

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Section 7.12        Prepayments, Etc. of Indebtedness; Amendments. (a) Make, directly or indirectly, any voluntary prepayment or other voluntary distribution (whether in cash, securities or property), prior to the scheduled due date thereof, of or in respect of principal of or interest on Junior Financing, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of such Junior Financing in respect thereof, except (i) payments of regularly scheduled interest and fees and payments of indemnities and expense reimbursement, (ii) the conversion of any Junior Financing to Equity Interests (other than Disqualified Equity Interests), (iii) the prepayment, redemption, purchase, defeasance or other satisfaction of any Junior Financing with any Permitted Refinancing thereof, (iv) payments of interest in the form of payments in kind, accretion or similar payments, (v) a prepayment, redemption, purchase, defeasement or other satisfaction of Junior Financing made using the portion, if any, of the Available Amount on the date of such election that the Borrower elects to apply to this Section 7.12(a)(v); provided that (A) no Default shall have occurred and be continuing or would result therefrom and (B) immediately after giving effect to any such prepayment, redemption, purchase, defeasement or other satisfaction, the Borrower shall be in Pro Forma Compliance with a Total Net Leverage Ratio not to exceed 5.50:1.00, (vi) so long as no Default shall have occurred and be continuing or would result therefrom, other prepayments, redemptions, purchases, defeasances or satisfactions of any Junior Financing not in excess of, when aggregated with any Restricted Payments made pursuant to Section 7.06(i) above, $15,000,000 in the aggregate, (vii) any prepayment, redemption, purchase, defeasement or other satisfaction of Junior Financing so long as (x) no Default has occurred and is continuing and (y) the Borrower shall have delivered to the Administrative Agent a Pro Forma Compliance Certificate demonstrating that after giving effect to such prepayment, redemption, purchase, defeasement or other satisfaction, on a Pro Forma Basis (A) the Loan Parties would be in compliance with the financial covenant set forth in Section 7.10 recomputed as of the end of the most recently ended Test Period and (B) the Total Net Leverage Ratio recomputed as of the end of the most recently ended Test Period would not be greater than 3.50:1.00 and (viii) a redemption of the Discharged Senior Notes with the proceeds of the Satisfaction and Discharge Funds or (b) amend, modify or change any term or condition of any Junior Financing Documentation, any of its Organization Documents or the terms of the Peanuts Agreements, in each case in any manner that is (I) taken as a whole, materially adverse to the interests of the Administrative Agent or the Lenders (provided that if such Junior Financing, when originally incurred or at the time of such amendment, modification or change, would be permitted to be incurred having terms and conditions that give effect such amendment, modification or change, then such amendment, modification or change shall not be deemed adverse to the interests of the Administrative Agent or the Lenders) and (II) in the case of any Junior Financing Documentation in respect of Junior Financing that is subject to an intercreditor agreement to which the Administrative Agent is a party, prohibited by such intercreditor agreement; provided that this clause (b) shall not, for the avoidance of doubt, restrict a Refinancing of any Junior Financing otherwise permitted hereunder that complies with the definition of Permitted Refinancing and any amendment to any Junior Financing Documentation to reflect such Permitted Refinancing.

Section 7.13         Reserved.

Section 7.14         Organization Documents; Legal Name, State of Formation and Form of Entity. (a) Amend, modify or change its Organization Documents in a manner adverse to the Lenders or (b) without providing ten days prior written notice to the Administrative Agent (or such lesser period as the Administrative Agent may agree), change its name, state of formation or form of organization.

Section 7.15         Ownership of Subsidiaries. Notwithstanding any other provisions of this Agreement to the contrary, (a) permit any Person (other than the Borrower or any Restricted Subsidiary thereof) to own any Equity Interests of any Restricted Subsidiary, except (i) as may be necessary to qualify directors where required by applicable Law or to satisfy other requirements of applicable Law with respect to the ownership of Equity Interests of any Subsidiary organized under the laws of a jurisdiction other than one of the fifty states of the United States or the District of Columbia or Canada (or any province thereof), (ii) for any joint ventures or strategic alliances entered into in connection with the pursuit of business substantially related or incidental to a line of business conducted by the Borrower or any Restricted Subsidiary thereof on the Closing Date (including, without limitation, in connection with Designated Transactions) and (iii) a minority Equity interest in Wild Brain Family which is sold in a private placement or other transaction, or (b) permit any Restricted Subsidiary to issue or have outstanding any shares of preferred Equity Interests.

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Section 7.16         Use of Proceeds.

(a)          Use the proceeds of any Credit Extension, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the FRB) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.

(b)          Use, directly or indirectly, the proceeds of the Loans or Letters of Credit, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person (i) to fund any activities or business of or with any Sanctioned Person or in any Sanctioned Country or (ii) in any other manner that would result in the violation of Sanctions by any Person (including any Person participating in the Loans or Letters of Credit, whether as an underwriter, advisor, investor or otherwise).

(c)          Use, directly or indirectly, the proceeds of the Loans or Letters of Credit for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage in violation of the FCPA or any other anti-corruption law applicable to the Borrower and its Subsidiaries.

Section 7.17         Indebtedness of Production Subsidiaries; Financing of Hard Costs. Commence, or allow any of its Subsidiaries (including for greater certainty, Unrestricted Subsidiaries) to commence production of a Production (other than a Production which is subject to an Original Commission Market Broadcasting Agreement and the Hard Costs in respect of which are not in excess of $500,000) until an amount equal to not less than 85% of the Hard Costs associated with such Production have been covered by pre-sales to, or equity or other financing from Persons who are not Related Parties supported by binding contracts (provided that notwithstanding the foregoing, the Market Broadcasting Fee in respect of such Production may be included in the foregoing calculation in an amount not to exceed 40% of the Hard Costs of such Production).

Section 7.18         Accounts. Open or maintain a securities account, futures account or similar account, or open or maintain a bank account (in each case other than Excluded Accounts (as defined in the Security Agreement), unless, in the case of any such bank accounts only, (a) it is with the Administrative Agent or (b) it is subject to a blocked account, control, or similar agreement in favor of the Administrative Agent in form and substance reasonably satisfactory to the Administrative Agent.

Article VIII
Events of Default and Remedies

Section 8.01         Events of Default. Any of the following shall constitute an “Event of Default”:

(a)          Non-Payment. The Borrower or any other Loan Party fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan when due, or (ii) within three Business Days after the same becomes due, any interest on any Loan or on any L/C Obligation or any fee due hereunder, or any other amount payable hereunder or with respect to any other Loan Document; or

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(b)          Specific Covenants. The Borrower or any of its Restricted Subsidiaries fails to perform or observe any term, covenant or agreement contained in any of Sections 6.03(a), 6.05(a) (solely with respect to the Borrower), 6.08, 6.11 or in any Section of Article VII; or

(c)          Other Defaults. The Borrower or any of its Restricted Subsidiaries fails to perform or observe any covenant or agreement (other than those specified in Section 8.01(a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for thirty days after notice thereof by the Administrative Agent to the Borrower; or

(d)          Representations and Warranties. Any representation or warranty made or deemed made by or on behalf of the Borrower or any of its Restricted Subsidiaries herein, in any other Loan Document, or in any document required to be delivered pursuant hereto or thereto shall be incorrect in any material respect when made or deemed made (or in any respect if any such representation or warranty is already qualified by materiality); or

(e)          Cross-Default. Any Loan Party or any Restricted Subsidiary thereof (i) fails to make any payment of principal, premium or interest beyond the applicable grace period with respect thereto, if any (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise), in respect of any Indebtedness (other than Indebtedness hereunder and Indebtedness owed by any Loan Party to any other Loan Party or Indebtedness owed by any non-Loan Party Subsidiary to any non-Loan Party Subsidiary) having an aggregate outstanding principal amount of more than the Threshold Amount or (ii) fails to observe or perform any other agreement or condition relating to any such Indebtedness (other than Indebtedness hereunder and Indebtedness owed by a Loan Party to another Loan Party) having an aggregate outstanding principal amount of more than the Threshold Amount, or any other event occurs (and such failure or event continues past any applicable grace period), the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity; provided that this clause (e)(ii) shall not apply to (x) secured Indebtedness that becomes due as a result of the voluntary sale or transfer or other Disposition (including any Casualty Event) of the property or assets securing such Indebtedness, if such sale, transfer or Disposition is permitted hereunder and under the documents providing for such Indebtedness and such Indebtedness is repaid when required under the documents providing for such Indebtedness or (y) events of default, termination events or any other similar event under the documents governing Swap Contracts for so long as such event of default, termination event or other similar event does not result in the occurrence of an early termination date or any acceleration or prepayment of any amounts or other Indebtedness payable thereunder; or

(f)           Insolvency Proceedings, Etc. Any Loan Party or any Restricted Subsidiary thereof (other than Immaterial Subsidiaries) institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes a general assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or substantially all of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged and unstayed for sixty days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or substantially all of its property is instituted without the consent of such Person and continues undismissed and unstayed for sixty days, or an order for relief is entered in any such proceeding; or

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(g)          Inability to Pay Debts; Attachment. (i) Any Loan Party or any Restricted Subsidiary thereof (other than any Immaterial Subsidiary) admits in writing its inability or fails generally to pay its debts as they become due or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or substantially all of the property of any such Person and is not released, vacated or fully bonded within sixty days after its issue or levy; or

(h)          Judgments. There is entered against any Loan Party or any Restricted Subsidiary thereof a final judgment or order for the payment of money in an aggregate amount exceeding the Threshold Amount (to the extent not paid, and not covered by independent third-party insurance as to which the insurer has been notified of such judgment or order and does not dispute coverage) and there is a period of sixty consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(i)          ERISA. (i) An ERISA Event or Foreign Plan Event occurs which results or would reasonably be expected to result in liability of any Loan Party in an aggregate amount (determined as of the date of occurrence of such ERISA Event) which could reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect or (ii) any Loan Party or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under any Multiemployer Plan which has resulted or would reasonably be expected to result in liability of any Loan Party in an aggregate amount which could reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect; or

(j)          Invalidity of Loan Documents. Any material provision of the Guaranty or any material provision of any Collateral Document, at any time after its execution and delivery and for any reason other than (x) as expressly permitted hereunder or thereunder (including such express permission as a result of a transaction permitted under Section 7.04 or 7.05, or satisfaction in full of all the Obligations then due and owing (other than contingent indemnification or other obligations as to which no claim has been asserted and obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements)) or (y) as a result of the acts or omissions of the Administrative Agent, ceases to be in full force and effect; or any Loan Party denies in writing that it has any or further liability or obligation under the Guaranty or any Collateral Document (other than as a result of repayment in full of the Obligations then due and owing (other than contingent indemnification or other obligations as to which no claim has been asserted and obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements) and termination of the Aggregate Commitments, or as a result of a transaction permitted hereunder or thereunder (including as a result of a transaction permitted under Section 7.04 or 7.05)); or

(k)          Change of Control. There occurs any Change of Control; or

(l)          Collateral Documents. Any Collateral Document after delivery thereof pursuant to Section 4.01 or 6.12 shall for any reason (other than pursuant to the terms hereof or thereof including as a result of a transaction permitted under Section 7.04 or 7.05) cease to create a valid and perfected first-priority lien on and security interest in a material portion of Collateral covered thereby, subject to Liens permitted under Section 7.01, except (i) to the extent that any such perfection or priority is not required pursuant to Section 4.01, Section 6.12 or Section 6.13, or the provisions of the applicable Collateral Document, or results from the failure of the Administrative Agent to maintain possession of possessory collateral actually delivered to it or to file Uniform Commercial Code continuation statements or other applicable documents or statements to the extent solely within its control, (ii) as to Collateral consisting of real property, to the extent that such losses are covered by a lender’s title insurance policy and such insurers have not denied or failed to acknowledge coverage, or (iii) upon satisfaction in full of all the Obligations then due and owing (other than the contingent indemnification or other obligations as to which no claim has been asserted and obligations and liabilities under Secured Cash Management agreements and Secured Hedge Agreements); or

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(m)          Intercreditor and Subordination Agreements. (A) Any Loan Party shall assert in writing that any applicable intercreditor agreement (after execution and delivery thereof) or applicable subordination agreement (after execution and delivery thereof) shall have ceased for any reason to be in full force and effect (other than pursuant to the terms hereof or thereof) or shall knowingly contest, or knowingly support another Person in any action that seeks to contest, the validity or effectiveness of any such intercreditor or subordination agreement (other than pursuant to the terms hereof or thereof) or (B) the lien priority or payment priority provisions of any such applicable intercreditor agreement (after execution and delivery thereof) or the payment or lien subordination provisions of any applicable subordination agreement (after execution and delivery thereof), in each case, with respect to Indebtedness having an outstanding principal amount in excess of the Threshold Amount, shall terminate, cease to be effective or cease to be legally valid, binding and enforceable against any party thereto except as otherwise permitted hereunder or in accordance with its terms (as in effect when such document is consented to by the Borrower).

Section 8.02         Remedies Upon Event of Default. If any Event of Default occurs and is continuing, the Administrative Agent may (or shall, at the request of the Required Lenders) take any or all of the following actions:

(a)          declare the commitment of each Lender to make Loans and any obligation of the L/C Issuers to make L/C Credit Extensions, as applicable, to be terminated, whereupon such commitments and obligation shall be terminated;

(b)          declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, all premiums accrued and unpaid thereon, if any, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(c)          require that the Borrower Cash Collateralize the L/C Obligations (in an amount equal to 103% of the then Outstanding Amount thereof); and

(d)          exercise on behalf of itself, any L/C Issuers and the Lenders all rights and remedies available to it, any L/C Issuers and the Lenders under the Loan Documents, under any document evidencing Indebtedness in respect of which the Facilities have been designated as “Designated Senior Debt” (or any comparable term) and/or under applicable Law;

provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under any Debtor Relief Law, the obligation of each Lender to make Loans and any obligation of the L/C Issuers to make L/C Credit Extensions shall, in each case, automatically terminate, the unpaid principal amount of all outstanding Loans and all interest, premiums, if any, and other amounts as aforesaid shall automatically become due and payable, and the obligation of the Borrower to Cash Collateralize the L/C Obligations as aforesaid shall automatically become effective, in each case without further act of the Administrative Agent or any Lender.

Section 8.03         Application of Funds. After the exercise of remedies provided for in Section 8.02 (or after an actual or deemed entry of an order for relief with respect to the Borrower under any Debtor Relief Law), any amounts received on account of the Obligations shall, subject to the provisions of Sections 2.18 and 2.19, be applied by the Administrative Agent in the following order, as applicable:

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(a)          first, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, disbursements and other charges of counsel payable under Section 10.04 and amounts payable under Article III) payable to the Administrative Agent in its capacity as such;

(b)          second, to payment in full of Unfunded Advances/Participations (the amounts so applied to be distributed between or among, as applicable, the Administrative Agent and the L/C Issuers pro rata in accordance with the amounts of Unfunded Advances/Participations owed to them on the date of any such distribution);

(c)          third, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (other than principal, interest and Letter of Credit fees) payable to the Lenders and the L/C Issuers (including fees, disbursements and other charges of counsel payable under Section 10.05) arising under the Loan Documents and amounts payable under Article III, ratably among them in proportion to the respective amounts described in this clause (c) held by them;

(d)          fourth, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Swingline Loans, ratably among the Swingline Lenders in proportion to the respective amounts described in this clause (d) held by them;

(e)          fifth, to payment of that portion of the Obligations constituting unpaid principal of the Swingline Loans then due and payable to the Swingline Lenders, ratably based upon the respective aggregate amounts of all such Obligations then owing to the Swingline Lenders;

(f)          sixth, to payment of that portion of the Obligations constituting accrued and unpaid Letter of Credit fees and interest on the Loans and L/C Borrowings, ratably among the Lenders and the applicable L/C Issuers in proportion to the respective amounts described in this clause (f) held by them;

(g)          seventh, (i) to payment of that portion of the Obligations constituting unpaid principal of and premiums, if any, payable on the Loans, the L/C Borrowings and obligations of the Loan Parties then owing under Secured Hedge Agreements and the Secured Cash Management Agreements and (ii) to Cash Collateralize that portion of L/C Obligations comprising the aggregate undrawn amount of Letters of Credit, as applicable, to the extent not otherwise Cash Collateralized by the Borrower pursuant to Sections 2.03 and 2.18, ratably among the Lenders, the L/C Issuers, the Hedge Banks party to such Secured Hedge Agreements and the Cash Management Banks party to such Secured Cash Management Agreements in proportion to the respective amounts described in this clause (g) held by them; provided that (x) any such amounts applied pursuant to the foregoing subclause (ii) shall be paid to the Administrative Agent for the ratable account of the applicable L/C Issuers to Cash Collateralize such L/C Obligations, (y) subject to Sections 2.03(c) and 2.18, amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to this clause (g) shall be applied to satisfy drawings under such Letters of Credit as they occur and (z) upon the expiration of any Letter of Credit, the pro rata share of Cash Collateral attributable to such expired Letter of Credit shall be applied by the Administrative Agent in accordance with the priority of payments set forth in this Section 8.03;

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(h)          eighth, to the payment of all other Obligations of the Loan Parties owing under or in respect of the Loan Documents that are then due and payable to the Administrative Agent and the other Secured Parties, ratably based upon the respective aggregate amounts of all such Obligations then owing to the Administrative Agent and the other Secured Parties; and

(i)          last, after all of the Obligations have been indefeasibly paid in full, to the Borrower or as otherwise required by Law.

If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Obligations, if any, in accordance with the priority of payments set forth above. Notwithstanding the foregoing, Obligations arising under Secured Cash Management Agreements and Secured Hedge Agreements shall be excluded from the application of payments described above if the Administrative Agent has not received written notice thereof, together with such supporting documentation as the Administrative Agent may reasonably request, from the applicable Cash Management Bank or Hedge Bank, as the case may be. Each Cash Management Bank or Hedge Bank not a party to this Agreement that has given the notice contemplated by the preceding sentence shall, by such notice, be deemed to have acknowledged and accepted the appointment of the Administrative Agent pursuant to the terms of Article IX for itself and its Affiliates as if a “Lender” party hereto. Excluded Swap Obligations with respect to any Loan Party shall not be paid with amounts received from such Loan Party or such Loan Party’s assets, but appropriate adjustments shall be made with respect to payments from other Loan Parties to preserve the allocation to Obligations otherwise set forth above in this Section 8.03.

Article IX
Administrative Agent and Other Agents

Section 9.01         Appointment and Authorization of Agents.

(a)          Each Lender and each L/C Issuer hereby irrevocably appoints, designates and authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere herein or in any other Loan Document, no Agent shall have any duties or responsibilities, except those expressly set forth herein, nor shall any Agent have or be deemed to have any fiduciary relationship with any Lender or participant, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against any Agent. Without limiting the generality of the foregoing sentence, the use of the term “agent” herein and in the other Loan Documents with reference to any Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(b)          Each L/C Issuer shall act on behalf of the Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and such L/C Issuer shall have all of the benefits and immunities (i) provided to the Agents in this Article IX with respect to any acts taken or omissions suffered by such L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and the applications and agreements for letters of credit pertaining to such Letters of Credit as fully as if the term “Agent” as used in this Article IX and in the definition of Agent-Related Person included such L/C Issuer with respect to such acts or omissions, and (ii) as additionally provided herein with respect to such L/C Issuer.

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(c)          The Administrative Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Lenders (including in its capacities as a Swingline Lender and/or L/C Issuer (if applicable), a potential Cash Management Bank party to a Secured Cash Management Agreement and a potential Hedge Bank party to a Secured Hedge Agreement) hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Administrative Agent, as “collateral agent” (and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to Section 9.02 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder or under any intercreditor agreement at the direction of the Administrative Agent), shall be entitled to the benefits of all provisions of this Article IX (including Section 9.07, as though such co-agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Loan Documents) as if set forth in full herein with respect thereto.

Section 9.02        Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement or any other Loan Document (including for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents or of exercising any rights and remedies thereunder or under any intercreditor agreement) by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel and other consultants or experts concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects in the absence of gross negligence or willful misconduct.

Section 9.03        Liability of Agents. No Agent-Related Person shall (a) be liable in its capacity as such for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct in connection with its duties expressly set forth herein, to the extent determined in a final, non-appealable judgment by a court of competent jurisdiction) or (b) be responsible in any manner to any Lender or participant for any recital, statement, representation or warranty made by any Loan Party or any officer thereof, contained herein or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or the perfection or priority of any Lien or security interest created or purported to be created under the Collateral Documents, or for any failure of any Loan Party or any other party to any Loan Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Lender or participant to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party or any Affiliate thereof.

Section 9.04         Reliance by Agents.

(a)          Each Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, communication, signature, resolution, representation, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, electronic mail message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to any Loan Party), independent accountants and other experts selected by such Agent. Each Agent shall be fully justified in failing or refusing to take any action under any Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or such greater number of Lenders as may be expressly required hereby in any instance) as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Each Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders (or such greater number of Lenders as may be expressly required hereby in any instance) and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders.

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(b)          For purposes of determining compliance with the conditions specified in Sections 4.01 and 4.02, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

Section 9.05         Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default, except with respect to defaults in the payment of principal, interest and fees required to be paid to the Administrative Agent for the account of the Lenders, unless the Administrative Agent shall have received written notice from a Lender or the Borrower referring to this Agreement, describing such Default and stating that such notice is a “notice of default”. The Administrative Agent shall notify the Lenders of its receipt of any such notice. The Administrative Agent shall take such action with respect to any Event of Default as may be directed by the Required Lenders in accordance with Article VIII; provided, however, that unless and until the Administrative Agent has received any such direction, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Event of Default as it shall deem advisable or in the best interest of the Lenders.

Section 9.06         Credit Decision; Disclosure of Information by Agents. Each Lender acknowledges that no Agent-Related Person has made any representation or warranty to it, and that no act by any Agent hereafter taken, including any consent to and acceptance of any assignment or review of the affairs of any Loan Party or any Affiliate thereof, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender as to any matter, including whether Agent-Related Persons have disclosed material information in their possession. Each Lender represents to each Agent that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of, and investigation into, the business, prospects, operations, property, financial and other condition and creditworthiness of the Loan Parties and their respective Subsidiaries, and all applicable bank or other regulatory Laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrower and the other Loan Parties hereunder. Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrower and the other Loan Parties. Except for notices, reports and other documents expressly required to be furnished to the Lenders by any Agent herein, such Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any of the Loan Parties or any of their respective Affiliates which may come into the possession of any Agent-Related Person.

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Section 9.07         Indemnification of Agents. Whether or not the transactions contemplated hereby are consummated, each Lender shall, on a ratable basis based on such Lender’s Pro Rata Share of all the Facilities, indemnify upon demand each Agent-Related Person (to the extent not reimbursed by or on behalf of any Loan Party and without limiting the obligation of any Loan Party to do so), and hold harmless each Agent-Related Person in each case from and against any and all Indemnified Liabilities incurred by such Agent-Related Person; provided, however, that no Lender shall be liable for any Indemnified Liabilities incurred by an Agent-Related Person to the extent such Indemnified Liabilities are determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Agent-Related Person’s own gross negligence or willful misconduct; provided, however, that no action taken in accordance with the directions of the Required Lenders shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section 9.07; provided, further, that to the extent any L/C Issuer is entitled to indemnification under this Section 9.07 solely in its capacity and role as L/C Issuer, only the Revolving Credit Lenders shall be required to indemnify such L/C Issuer under this Section 9.07 (which indemnity shall be provided by such Lenders based upon their respective Pro Rata Share of the Revolving Credit Facility). In the case of any investigation, litigation or proceeding giving rise to any Indemnified Liabilities, this Section 9.07 shall apply whether or not any such investigation, litigation or proceeding is brought by any Lender or any other Person. Without limiting the foregoing, each Lender shall reimburse the Administrative Agent upon demand for its pro rata share of any costs or out-of-pocket expenses (including the fees, disbursements and other charges of counsel) incurred by the Administrative Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that the Administrative Agent is not reimbursed for such expenses by or on behalf of the Borrower. The undertaking in this Section 9.07 shall survive termination of the Aggregate Commitments, the payment of all other Obligations and the resignation of the Administrative Agent.

Section 9.08         Agents in their Individual Capacities. Any Agent and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire Equity Interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with each of the Loan Parties and their respective Affiliates as though it were not an Agent or an L/C Issuer hereunder and without notice to or consent of the Lenders. The Lenders acknowledge that, pursuant to such activities, an Agent or its Affiliates may receive information regarding any Loan Party or its Affiliates (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that such Agent shall be under no obligation to provide such information to them. With respect to its Loans, such Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise such rights and powers as though it were not an Agent or an L/C Issuer, and the terms “Lender” and “Lenders” include such Agent in its individual capacity.

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Section 9.09         Successor Agents. The Administrative Agent may resign as the Administrative Agent upon thirty days’ written notice to the Lenders and the Borrower (provided that no such notice to the Borrower shall be required if an Event of Default under Section 8.01(f) or (g) shall have occurred and be continuing). If the Administrative Agent resigns under this Agreement, the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall be consented to by the Borrower at all times other than during the existence of an Event of Default (which consent of the Borrower shall not be unreasonably withheld, conditioned or delayed). If no successor agent is appointed prior to the effective date of the resignation of the Administrative Agent, the Administrative Agent may appoint, after consulting with the Lenders and the Borrower, a successor agent from among the Lenders. Upon the acceptance of its appointment as successor agent hereunder, the Person acting as such successor agent shall succeed to all the rights, powers and duties of the retiring Administrative Agent and the term “Administrative Agent” shall mean such successor administrative agent, and the retiring Administrative Agent’s appointment, powers and duties as the Administrative Agent shall be terminated. After the retiring Administrative Agent’s resignation hereunder as the Administrative Agent, the provisions of this Article IX and Sections 10.04 and 10.05 shall continue in effect for its benefit as to any actions taken or omitted to be taken by it while it was the Administrative Agent under this Agreement. If no successor agent has been appointed and accepted such appointment as the Administrative Agent by the date which is thirty days following the retiring Administrative Agent’s notice of resignation, the retiring Administrative Agent’s resignation shall nevertheless thereupon become effective and the Required Lenders shall perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above. Upon the acceptance of any appointment as the Administrative Agent hereunder by a successor and upon the execution and filing or recording of such financing statements, or amendments thereto, and such amendments or supplements to the Mortgages, and such other instruments or notices, as may be necessary or desirable, or as the Required Lenders may request, in order to continue the perfection of the Liens granted or purported to be granted by the Collateral Documents, the entering Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, discretion, privileges, and duties of the retiring Administrative Agent. Upon the acceptance of any appointment as the Administrative Agent hereunder by a successor or upon the expiration of the 30-day period following the retiring Administrative Agent’s notice of resignation without a successor agent having been appointed, the retiring Administrative Agent shall be discharged from its duties and obligations under the Loan Documents. If the Administrative Agent becomes a Defaulting Lender, the Administrative Agent may be removed as the Administrative Agent hereunder by the Borrower or the Required Lenders.

Any resignation by Royal Bank as Administrative Agent pursuant to this Section 9.09 shall also constitute its resignation as an L/C Issuer. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder or upon the expiration of the 30-day period following the retiring Administrative Agent’s notice of resignation without a successor agent having been appointed, (i) such successor (if any) shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer, (ii) the retiring L/C Issuer shall be discharged from all of its respective duties and obligations hereunder or under the other Loan Documents and (iii) the successor L/C Issuer (if any) shall issue letters of credit in substitution for the Letters of Credit issued by the resigning L/C Issuer, if any, outstanding at the time of such succession or make (or the Borrower shall enter into) other arrangements satisfactory to the retiring L/C Issuer to effectively assume the obligations of the retiring L/C Issuer with respect to such Letters of Credit.

Section 9.10         Administrative Agent May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)          to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Sections 2.03(h) and (i), 2.09 and 10.04) allowed in such judicial proceeding; and

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(b)          to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agents and their respective agents and counsel, and any other amounts due the Administrative Agent under Sections 2.09 and 10.04.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

Section 9.11         Collateral and Guaranty Matters. Each of the Lenders (including in their capacities as a Swingline Lender (if applicable), potential Hedge Banks party to a Secured Hedge Agreement and potential Cash Management Banks party to a Secured Cash Management Agreement) and each L/C Issuer irrevocably authorizes and directs the Administrative Agent to, and the Administrative Agent shall, upon the request of the Borrower,

(a)          release any Lien on any property granted to or held by the Administrative Agent under any Loan Document (i) upon termination of the Aggregate Commitments and payment in full of all Obligations then due and owing (other than (A) contingent indemnification or other contingent obligations as to which no claim has been asserted and (B) obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements) and the expiration or termination of all Letters of Credit (other than Letters of Credit which have been Cash Collateralized or as to which other arrangements reasonably satisfactory to the Administrative Agent and the applicable L/C Issuer have been made)), (ii) that is sold, disposed of or distributed or to be sold, disposed of or distributed as part of or in connection with any sale or other disposition permitted hereunder or under any other Loan Document, (iii) subject to Section 10.01, if approved, authorized or ratified in writing by the Required Lenders, (iv) owned by a Guarantor upon release of such Guarantor from its obligations under its Guaranty pursuant to clause (c) below, or (v) upon property constituting Excluded Assets;

(b)          release or subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 7.01(e) (other than in connection with self-insurance), (f), (i), (m), (p), and (s);

(c)          release any Guarantor from its obligations under the Guaranty if such Person ceases to be a Restricted Subsidiary or otherwise becomes an Excluded Subsidiary as a result of a transaction or designation permitted hereunder and, in the case of Wild Brain Family, on the consummation of the sale of a minority Equity Interest therein to a third party that is not an Affiliate of the Borrower or any of its Subsidiaries;

(d)          establish intercreditor arrangements as contemplated by this Agreement; and

(e)          if requested by the Borrower, to file an amendment to any financing statement specifically identifying Excluded Assets.

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Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section 9.11. In each case as specified in this Section 9.11, the Administrative Agent shall (and each Lender irrevocably authorizes the Administrative Agent to), at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents, or to subordinate any Lien thereon granted to or held by the Administrative Agent, or to release (or evidence the release of) such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents and this Section 9.11; provided that, to the extent reasonably requested by the Administrative Agent, the Borrower shall have delivered to the Administrative Agent a certificate of a Responsible Officer certifying that any such transaction has been consummated in compliance with this Agreement and the other Loan Documents.

Section 9.12         Secured Cash Management Agreements and Secured Hedge Agreements. Except as otherwise expressly set forth herein, prior to the release of Liens, no Cash Management Bank or Hedge Bank that obtains the benefits of Section 8.03, any Guaranty or any Collateral by virtue of the provisions hereof or of any Guaranty or any Collateral Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article IX to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Secured Cash Management Agreements and Secured Hedge Agreements unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may reasonably request, from the applicable Cash Management Bank or Hedge Bank, as the case may be.

Section 9.13         Other Agents; Arrangers. None of the Lenders or other Persons identified on the facing page of this Agreement or otherwise in this Agreement as an “arranger”, “lead arranger”, “bookrunner”, “syndication agent” or “documentation agent” (or similar title) nor any of their respective Affiliates acting in such capacity, shall have any right, power, obligation, liability, responsibility or duty under this Agreement other than those applicable to all Lenders as such. Without limiting the foregoing, none of the Lenders or other Persons so identified shall have or be deemed to have any fiduciary relationship with any Lender. Each Lender acknowledges that it has not relied, and will not rely, on any of the Lenders or other Persons so identified in deciding to enter into this Agreement or in taking or not taking action hereunder.

Section 9.14         Appointment of Supplemental Administrative Agents.

(a)          It is the purpose of this Agreement and the other Loan Documents that there shall be no violation of any Law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as agent or trustee in such jurisdiction. It is recognized that in case of litigation under this Agreement or any of the other Loan Documents, and in particular in case of the enforcement of any of the Loan Documents, or in case the Administrative Agent deems that by reason of any present or future Law of any jurisdiction it may not exercise any of the rights, powers or remedies granted herein or in any of the other Loan Documents or take any other action which may be desirable or necessary in connection therewith, the Administrative Agent is hereby authorized to appoint an additional individual or institution selected by the Administrative Agent in its sole discretion as a separate trustee, co-trustee, administrative agent, collateral agent, administrative sub-agent or administrative co-agent (any such additional individual or institution being referred to herein individually as a “Supplemental Administrative Agent” and collectively as “Supplemental Administrative Agents”).

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(b)          In the event that the Administrative Agent appoints a Supplemental Administrative Agent with respect to any Collateral, (i) each and every right, power, privilege or duty expressed or intended by this Agreement or any of the other Loan Documents to be exercised by or vested in or conveyed to the Administrative Agent with respect to such Collateral shall be exercisable by and vest in such Supplemental Administrative Agent to the extent, and only to the extent, necessary to enable such Supplemental Administrative Agent to exercise such rights, powers and privileges with respect to such Collateral and to perform such duties with respect to such Collateral, and every covenant and obligation contained in the Loan Documents and necessary to the exercise or performance thereof by such Supplemental Administrative Agent shall run to and be enforceable by either the Administrative Agent or such Supplemental Administrative Agent, and (ii) the provisions of this Article IX and of Sections 10.04 and 10.05 (obligating the Borrower to pay the Administrative Agent’s expenses and to indemnify the Administrative Agent) that refer to the Administrative Agent shall inure to the benefit of such Supplemental Administrative Agent and all references therein to the Administrative Agent shall be deemed to be references to the Administrative Agent and/or such Supplemental Administrative Agent, as the context may require.

(c)          Should any instrument in writing from the Borrower or any other Loan Party be reasonably required by any Supplemental Administrative Agent so appointed by the Administrative Agent for more fully and certainly vesting in and confirming to him or it such rights, powers, privileges and duties, the Borrower shall, or shall cause such Loan Party to, execute, acknowledge and deliver any and all such instruments promptly upon reasonable request by the Administrative Agent. In case any Supplemental Administrative Agent, or a successor thereto, shall die, become incapable of acting, resign or be removed, all the rights, powers, privileges and duties of such Supplemental Administrative Agent, to the extent permitted by Law, shall vest in and be exercised by the Administrative Agent until the appointment of a new Supplemental Administrative Agent.

Article X
Miscellaneous

Section 10.01      Amendments, Etc.. Except as otherwise expressly set forth in this Agreement, no amendment, waiver or consent of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders and the Borrower (or the applicable Loan Party), and acknowledged by the Administrative Agent (other than with respect to any other amendment or waiver contemplated in clauses (a) through (g) below, which shall only require the consent of the Lenders expressly described below rather than the Required Lenders), and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(a)          extend or increase the Commitment of any Lender, or reinstate the Commitment of any Lender after the termination of such Commitment pursuant to Section 8.02, in each case without the written consent of each Lender directly and adversely affected thereby (it being understood that a waiver of (or the amendments to the terms of) any condition precedent set forth in Section 4.02 or the waiver of (or the amendments to the terms of) any Default, mandatory prepayment or mandatory reduction of the Commitments shall not constitute an extension or increase of any Commitment of any Lender);

(b)          postpone any date scheduled for any payment of principal of, or interest on, any Loan or L/C Borrowing, or any fees or other premium payable hereunder, without the written consent of each Lender directly and adversely affected thereby (and subject to such further requirements as may be applicable thereto under the last two paragraphs of this Section 10.01), it being understood that the waiver of any obligation to pay interest at the Default Rate, and the amendment or waiver of any mandatory prepayment of Loans under any Term Facility (or any component in calculation of the amount of such prepayment) shall not constitute a postponement of any date scheduled for the payment of principal, interest or fees;

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(c)          reduce the principal of, or the rate of interest specified herein on, any Loan or L/C Borrowing, or (subject to clause (iii) of the proviso following clause (h) below) any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender directly and adversely affected thereby, it being understood that any change to the definition of Total Net Leverage Ratio or in the component definitions thereof shall not constitute a reduction in any rate of interest or any fees based thereon; provided, however, that only the consent of the Required Lenders shall be necessary to amend the definition of Default Rate or to waive any obligation to pay interest at the Default Rate;

(d)          modify Section 2.05(b)(v), 2.06(c), 2.13, 2.19(a)(ii) or 8.03 without the written consent of each Lender directly and adversely affected thereby;

(e)          change (i) any provision of this Section 10.01 (other than the last two paragraphs of this Section 10.01), or the definition of Required Lenders, or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or to make any determination or grant any consent hereunder (other than the definition specified in clause (ii) of this Section 10.01(e)), without the written consent of each Lender or (ii) the definition of Required Revolving Lenders, without the written consent of each Lender under the Revolving Credit Facility;

(f)          other than in a transaction permitted under Section 7.04 or 7.05, release all or substantially all of the Collateral in any transaction or series of related transactions, without the written consent of each Lender;

(g)          other than in a transaction permitted under Section 7.04 or 7.05, release all or substantially all of the value of the aggregate Guaranty, without the written consent of each Lender;

(h)          waive any condition precedent to a Credit Extension constituting a Revolving Credit Borrowing, an L/C Credit Extension or a Swingline Loan set forth in Section 4.02 without the consent of the Required Revolving Lenders; or

(i)          amend or otherwise modify the definition of Designated Foreign Currency without the written consent of each Lender directly and adversely affected thereby;

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provided, further, that (i) no amendment, waiver or consent shall, unless in writing and signed by an L/C Issuer in addition to the Borrower and the Lenders required above, affect the rights or duties of such L/C Issuer, in its capacity as such, under this Agreement or any Letter of Credit Application relating to any Letter of Credit issued or to be issued by it (provided, however, that this Agreement may be amended (x) to adjust the mechanics related to the issuance of Letters of Credit, including mechanical changes relating to the existence of multiple L/C Issuers, with only the written consent of the Administrative Agent, the applicable L/C Issuer and the Borrower so long as the obligations of the Revolving Credit Lenders, if any, who have not executed such amendment, and if applicable the other L/C Issuers, if any, who have not executed such amendment, are not adversely affected thereby and (y) to increase the L/C Sublimit with only the written consent of the L/C Issuers, the Borrower and the Required Revolving Lenders); (ii) no amendment, waiver or consent shall, unless in writing and signed by the Swingline Lender, affect the rights and duties of the Swingline Lender under this Agreement; (iii) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent, in its capacity as such, in addition to the Borrower and the Lenders required above, affect the rights or duties of, or any fees or other amounts payable to, the Administrative Agent under this Agreement or any other Loan Document; (iv) Section 10.07(g) may not be amended, waived or otherwise modified without the consent of each Granting Lender all or any part of whose Loans are being funded by an SPC at the time of such amendment, waiver or other modification; and (v) the Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto. Notwithstanding anything herein to the contrary (but subject to clauses (i), (ii) and (iii) of the above proviso), (A) any waiver, amendment, modification or consent in respect of this Agreement or any other Loan Document that by its terms affects the rights or duties under this Agreement or any other Loan Document of Lenders holding Loans or Commitments of a particular Tranche (but not the Lenders holding Loans or Commitments of any other Tranche) may be effected by an agreement or agreements in writing entered into by the Borrower and the requisite percentage in interest of the Lenders with respect to such Tranche that would be required to consent thereto under this Section 10.01 if such Lenders were the only Lenders hereunder at the time, and (B) in determining whether the requisite percentage of Lenders have consented to any amendment, modification, waiver or other action, any Defaulting Lenders shall be deemed to have voted in the same proportion as those Lenders who are not Defaulting Lenders, except with respect to (x) any amendment, modification or other action or plan of reorganization which by its terms deprives any Defaulting Lender of its pro rata share of any payment or distribution to which all lenders of the same Tranche are entitled, (y) any amendment, modification, waiver or other action that by its terms adversely affects any Defaulting Lender in its capacity as a Lender in a manner that differs in any material respect from, and is more adverse to Defaulting Lender than it is to, other affected Lenders and (z) any amendment, modification, waiver or other action that increases the Commitment of any of such Defaulting Lenders, extends the maturity of any Facility under which any of such Defaulting Lenders is a Lender or forgives or reduces principal of, or interest on, any Loan owing to any of such Defaulting Lenders, in which case the consent of such Defaulting Lender shall be required.

Notwithstanding anything herein to the contrary, no Lender consent is required to effect any amendment or supplement to any intercreditor agreement or intercreditor arrangement permitted under this Agreement (i) that is for the purpose of, in connection with the incurrence by any Loan Party of any Indebtedness of such Loan Party that is permitted to be secured by the Collateral pursuant to Sections 7.01 and 7.03 of this Agreement, (x) adding the holders thereof (or a representative with respect thereto) as parties thereto, as expressly contemplated by the terms of any such intercreditor agreement or other arrangement permitted under this Agreement, as applicable, and/or (y) causing such Indebtedness to be secured by a valid, perfected Lien (with such priority as may be designated by such Loan Party, to the extent such priority is permitted by the Loan Documents) (it being understood that any such amendment or supplement may make such other changes to the applicable intercreditor agreement or other arrangement as, in the good faith determination of the Administrative Agent, are required to effectuate the foregoing; provided that such other changes are not adverse, in any material respect, to the interests of the Lenders) or (ii) that is expressly contemplated by any such intercreditor agreement or other intercreditor arrangement permitted under this Agreement; provided, further, that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder or under any other Loan Document without the prior written consent of the Administrative Agent.

This Section 10.01 shall be subject to any contrary provision of Sections 1.03, 2.14, 2.15, 2.16, 2.17, 2.20 and 7.11 and the Lenders hereby authorize the Administrative Agent to enter into amendments to this Agreement and the other Loan Documents with the Borrower as may be necessary in the reasonable opinion of the Administrative Agent and the Borrower in order to give effect to, and the reflect the existence of, any Revolving Facility Increase pursuant to Section 2.14, any Term Facility Increase pursuant to Section 2.15, any Incremental Term Commitment pursuant to Section 2.16, any Extension pursuant to Section 2.17 and any Incremental Equivalent Debt pursuant to Section 2.20, in each case in accordance with the terms set forth therein (including the addition thereof as a “Tranche” and/or “Facility” hereunder, if applicable). In addition, notwithstanding anything else to the contrary contained in this Section 10.01, (a) if the Administrative Agent and the Borrower shall have jointly identified an obvious error or any error, omission or defect of a technical nature, in each case, in any provision of the Loan Documents, then the Administrative Agent and the Borrower shall be permitted to amend such provision and (b) the Administrative Agent and the Borrower shall be permitted to amend any provision of any Collateral Document to better implement the intentions of this Agreement and the other Loan Documents, and in each case, such amendments shall become effective without any further action or consent of any other party to any Loan Document if the same is not objected to in writing by the Required Lenders within five Business Days following receipt of notice thereof.

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Section 10.02       Notices; Electronic Communications.

(a)          General. Unless otherwise expressly provided herein, all notices and other communications provided for herein shall be in writing (including by facsimile transmission or electronic mail) and shall be mailed, faxed, emailed or delivered to the applicable address, facsimile number or electronic mail address, and all notices and other communications expressly permitted hereunder to be given by telephone or electronic mail shall be made to the applicable telephone number or electronic mail address, as the case may be, as follows:

(i)           if to the Borrower, the Administrative Agent the Swingline Lender, or an L/C Issuer, to the address, fax number, electronic mail address or telephone number specified for such Person on Schedule 10.02 or to such other address, fax number, electronic mail address or telephone number as shall be designated by such party in a notice to the other parties hereto, as provided in Section 10.02(d); and

(ii)          if to any other Lender, to the address, fax number, electronic mail address or telephone number specified in its Administrative Questionnaire.

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by fax shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below shall be effective as provided in such subsection (b).

(b)          Electronic Communications. Notices and other communications to the Lenders and the L/C Issuers hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender or any L/C Issuer pursuant to Article II if such Lender or such L/C Issuer, as applicable, has notified the Administrative Agent that it is incapable of receiving, or is unwilling to receive, notices under such Article II by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes (with the Borrower’s consent), (i) and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

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(c)          The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE”. THE AGENT-RELATED PERSONS DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT-RELATED PERSON IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall any Agent-Related Person have any liability to the Borrower, any Lender, any L/C Issuer or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Administrative Agent’s transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and non-appealable judgment to have resulted from the gross negligence, bad faith or willful misconduct of such Agent-Related Person; provided, however, that in no event shall any Agent-Related Person have any liability to the Borrower, any Lender, any L/C Issuer or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d)          Change of Address, Etc. Each of the Borrower, the Administrative Agent, the Swingline Lender and each L/C Issuer may change its address, fax, telephone number or electronic mail address for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, fax, telephone number or electronic mail address for notices and other communications hereunder by notice to the Borrower, the Administrative Agent, the Swingline Lender and each L/C Issuer. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, fax number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable Law, including United States federal and state securities Laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrower or its securities for purposes of United States federal or state securities laws.

(e)          Reliance by Administrative Agent, L/C Issuer, the Swingline Lender and Lenders. The Administrative Agent, the L/C Issuers, the Swingline Lender and the Lenders shall be entitled to rely and act upon any notices (including telephonic Committed Loan Notices) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify the Administrative Agent, each L/C Issuer, the Swingline Lender, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower to the extent required by Section 10.05. All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

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Section 10.03         No Waiver; Cumulative Remedies; Enforcement. No failure by any Lender, the Swingline Lender, any L/C Issuer or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges provided hereunder and under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent or any Supplemental Administrative Agent in accordance with Section 8.02 for the benefit of all the Lenders, the Swingline Lender and the L/C Issuers; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) each L/C Issuer and Swingline Lender from exercising the rights and remedies that inure to its benefit (solely in its capacity as an L/C Issuer or Swingline Lender, as the case may be) hereunder and under the other Loan Documents, (c) any Lender from exercising setoff rights in accordance with Section 10.09 (subject to the terms of Section 2.13), or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; provided, further, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.02 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 2.13, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

Section 10.04         Expenses. The Borrower agrees (a) to pay or reimburse the Administrative Agent, the other Agents and each L/C Issuer for all reasonable and documented or invoiced out-of-pocket costs and expenses incurred in connection with the preparation, negotiation, syndication and execution of this Agreement and the other Loan Documents (including reasonable and documented or invoiced expenses incurred in connection with due diligence and travel, courier, reproduction, printing and delivery expenses), and any amendment, waiver, consent or other modification of the provisions hereof and thereof (whether or not the transactions contemplated thereby are consummated), and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable and documented out-of-pocket fees, disbursements and other charges of counsel (limited to the reasonable and documented out-of-pocket fees, disbursements and other charges of one primary external counsel to the Agents and L/C Issuers, taken as a whole, and, if reasonably necessary, one local counsel in each relevant material jurisdiction to the Agents and the L/C Issuers, taken as a whole) and (b) to pay or reimburse the Administrative Agent, the other Agents, each L/C Issuer and each Lender for all reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement of any rights or remedies under this Agreement or the other Loan Documents (including all such costs and expenses incurred during any legal proceeding, including, without duplication of Taxes paid or indemnified pursuant to Sections 3.01 and 3.04, any proceeding under any Debtor Relief Law or in connection with any workout or restructuring and all documentary Taxes associated with the Facilities), including the reasonable and documented out-of-pocket fees, disbursements and other charges of counsel (limited to the reasonable, and documented or invoiced, out-of-pocket fees, disbursements and other charges of one counsel to the Administrative Agent, the other Agents, the L/C Issuers and the Lenders taken as a whole, and, if necessary, of one local counsel in each relevant material jurisdiction and, in the event of any actual or perceived conflict of interest, one additional counsel in each relevant jurisdiction for each group of Lenders and Agents similarly situated taken as a whole), in each case without duplication for any amounts paid (or indemnified) under Section 3.01 and 3.04. The foregoing costs and expenses shall include, without duplication of Taxes paid or indemnified pursuant to Sections 3.01 and 3.04, all reasonable search, filing, recording, title insurance and appraisal charges and fees and Taxes related thereto, and other out-of-pocket expenses incurred by any Agent. All amounts due under this Section 10.04 shall be paid within thirty days after invoiced or demand therefor (with a reasonably detailed invoice with respect thereto) (except for any such costs and expenses incurred prior to the Closing Date, which shall be paid on the Closing Date to the extent invoiced at least three Business Days prior to the Closing Date (or such shorter period reasonably agreed by the Borrower)). The agreements in this Section 10.04 shall survive the termination of the Aggregate Commitments and repayment of all other Obligations.

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Section 10.05         Indemnification by the Borrower. The Borrower shall indemnify and hold harmless the Arrangers, any other Agent, each Agent-Related Person, each Lender, the Swingline Lender, each L/C Issuer, each of their respective Affiliates and each of their respective officers, directors, employees, partners, trustees, advisors, shareholders, agents, controlling persons and other representatives (collectively, the “Indemnitees”) from and against (and will reimburse each Indemnitee, as and when incurred, for) any and all liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs (including settlement costs), disbursements, and reasonable and documented or invoiced out-of-pocket fees and expenses (including the reasonable and documented out-of-pocket fees, disbursements and other charges of counsel (limited to the reasonable and documented out-of-pocket fees, disbursements and other charges of one external counsel to the Indemnitees taken as a whole, and, if reasonably necessary, of one local counsel in each relevant jurisdiction (which may include a single special counsel acting in multiple jurisdictions)) and of special counsel for each relevant specialty and, in the event of any actual or perceived conflict of interest where the Indemnitee affected by such conflict informs the Borrower of such conflict and thereafter retains its own counsel, one additional counsel in each relevant jurisdiction for each group of affected Indemnitees similarly situated taken as a whole) of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted or awarded against any such Indemnitee in any way relating to or arising out of or in connection with or by reason of (x) the transactions contemplated hereby, the Facilities or the use or proposed use thereof, or any actual or prospective claim, dispute, litigation, investigation or proceeding in any way relating to, arising out of, in connection with or by reason of any of the following, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, investigation, litigation or proceeding): (a) the execution, delivery, enforcement, performance or administration of any Loan Document or any other agreement, letter or instrument delivered in connection with the transactions contemplated thereby or the consummation of the transactions contemplated thereby or (b) any Commitment, Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by any L/C Issuer to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit); provided that such indemnity shall not, as to any Indemnitee (or any of its Affiliates, or any of its or their respective officers, directors, employees, partners, trustees, advisors, shareholders, agents, controlling persons or other representatives), be available to the extent that such liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, disbursements, fees or expenses are determined by a court of competent jurisdiction in a final and non-appealable judgment to have resulted from (A) the bad faith, gross negligence or willful misconduct of, or material breach of the Loan Documents by, such Indemnitee or (i) any controlling Person or controlled Affiliate of such Indemnitee, (ii) the respective directors, officers or employees of such Indemnitee or any of its controlling Persons or controlled Affiliates and (iii) the respective agents or representatives of such Indemnitee or any of its controlling Persons or controlled Affiliates (in the case of this clause (iii), acting on behalf of or at the instruction of such Indemnitee, controlling Person or such controlled Affiliate) (provided that each reference to a controlled Affiliate in this clause (iii) pertains to a controlled Affiliate involved in the negotiation of this Agreement and/or the administration of this Agreement and the Facilities), (B) any dispute that is among Indemnitees (other than any dispute involving claims against the Administrative Agent, the Arrangers or any other Agent, the Swingline Lender or any L/C Issuer, in each case in their respective capacities as such, or any Arrangers or Affiliate thereof solely in connection with its syndication activities in respect of primary syndication of the Facilities or arising out of any act or omission on the part of the Borrower or any of its Subsidiaries or Affiliates) that a court of competent jurisdiction has determined in a final and non-appealable judgment did not involve actions or omissions of any direct or indirect parent or controlling person of the Borrower or its Subsidiaries or (C) Taxes, except for Taxes necessary to hold an Indemnitee harmless from and against any and all Indemnified Liabilities with respect to any non-Tax claim or (y) any actual or alleged presence or release of Hazardous Materials on or from any property currently or formerly owned or operated by the Borrower or any of its Restricted Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Restricted Subsidiaries (clause (x) and (y), collectively, the “Indemnified Liabilities”) in all cases, whether or not caused by or arising, in whole or in part, out of the negligence of the Indemnitee and regardless of whether such Indemnitee is a party thereto, and whether or not such proceedings are brought by any Borrower, its equity holders, its Affiliates, creditors or any other third person. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials obtained through the Platform or other information transmission systems (including electronic telecommunications) in connection with this Agreement unless determined by a court of competent jurisdiction in a final and non-appealable judgment to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnitee or any such Indemnitee’s Affiliates or any of its or their respective officers, directors, employees, agents, advisors, controlling persons or other representatives, nor shall any Indemnitee or the Borrower (or the respective Subsidiaries or Affiliates of the Borrower) have any liability for any special, punitive, indirect or consequential damages relating to this Agreement or any other Loan Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date); provided that such waiver of special, punitive, indirect or consequential damages shall not limit the indemnification obligations of the Loan Parties to the extent such special, punitive, indirect or consequential damages are included in any third party claim with respect to which the applicable Indemnitee is entitled to indemnification under this Section 10.05. In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 10.05 applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Loan Party, its directors, shareholders or creditors or an Indemnitee or any other Person, and whether or not any Indemnitee is otherwise a party thereto. Should any investigation, litigation or proceeding be settled, or if there is a judgment against an Indemnitee in any such investigation, litigation or proceeding, the Borrower shall indemnify and hold harmless each Indemnitee in the manner set forth above. Each Indemnitee shall promptly notify the Borrower upon receipt of written notice of any claim or threat to institute a claim; provided that any failure by any indemnified person to give such notice shall not relieve the Borrower from the obligation to indemnify such Indemnitee. All amounts due under this Section 10.05 shall be payable within thirty days after demand therefor. The agreements in this Section 10.05 shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations. For the avoidance of doubt, this Section 10.05 shall not apply to Taxes that are governed by Section 3.01.

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Section 10.06         Payments Set Aside. To the extent that any payment by or on behalf of the Borrower is made to any Agent, to any L/C Issuer or any Lender, or any Agent, any L/C Issuer or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Agent, such L/C Issuer or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender and each L/C Issuer severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by any Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders and the L/C Issuers under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

Section 10.07       Successors and Assigns.

(a)          The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender (other than as a result of a transaction consummated in accordance with Section 7.04) and no Lender may sell, assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 10.07(b), (ii) by way of participation in accordance with the provisions of Section 10.07(d), (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.07(f) or (iv) to an SPC in accordance with the provisions of Section 10.07(g). Any attempted or purported sale, assignment or other transfer by any party hereto of its rights and obligations in contravention of this Section 10.07 shall be null and void. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 10.07(d) and, to the extent expressly contemplated hereby, the Indemnitees) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)          Subject to the limitations specified in clause (a) above and in this clause (b), any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment(s) and the Loans (including for purposes of this Section 10.07(b), participations in L/C Obligations and/or Swingline Loans) at the time owing to it); provided that:

(i)          (A) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment under any Facility and the Loans at the time owing to it under such Facility, no minimum amount shall need be assigned, and (B) in any case not described in clause (b)(i)(A) of this Section 10.07, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the outstanding principal balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $2,500,000, in the case of any assignment in respect of the Revolving Credit Facility, or $1,000,000, in the case of any assignment in respect of any Term Facility, in each case unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld, delayed conditioned or burdened) except such consent by the Borrower shall not be required if such assignment is to an Approved Fund; provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met;

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(ii)         each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Facilities on a non-pro rata basis;

(iii)        no consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section 10.07 and, in addition (A) the consent of the Borrower (such consent not to be unreasonably withheld, conditioned or burdened) shall be required for any assignment; provided that (x) the Borrower’s consent shall not be required (1) if an Event of Default has occurred and is continuing at the time of such assignment or (2) such assignment is in respect of a Term Facility and is to a Lender, an Affiliate of a Lender or an Approved Fund and (y) the Borrower shall be deemed to have consented to an assignment if it has not responded within ten Business Days after delivery of written notice thereof to the Borrower by the Administrative Agent or the applicable assignor; (B) the consent of the Administrative Agent (such consent not to be unreasonably withheld, delayed conditioned or burdened) shall be required for any assignment and (C) the consent of each L/C Issuer and the Swingline Lender (each such consent not to be unreasonably withheld, conditioned or delayed) shall be required for any assignment in respect of the Revolving Credit Facility;

(iv)        the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption via an electronic settlement system acceptable to the Administrative Agent (or, if previously agreed with the Administrative Agent, manually), together with a processing and recordation fee of $3,500 (except, (x) in the case of contemporaneous assignments by any Lender to one or more Approved Funds, only a single processing and recording fee shall be payable for such assignments, (y) in the case of assignments by any fronting bank in connection with the primary syndication of the Facilities and (z) the Administrative Agent, in its sole discretion, may elect to waive such processing and recording fee in the case of any assignment);

(v)         no such assignment shall be made (A) to any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (A), (B) to any natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person) or (C) to any Disqualified Institution;

(vi)        the assigning Lender shall deliver any Notes or, in lieu thereof, a lost note affidavit and indemnity reasonably acceptable to the Borrower evidencing such Loans to the Borrower or the Administrative Agent; and

(vii)       in connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or sub-participations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit and Swingline Loans in accordance with its Pro Rata Share; provided that notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

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Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 10.07(c), from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits (and subject to the obligations) of a Lender under Sections 3.01, 3.04, 3.05, 10.04 and 10.05 with respect to facts and circumstances occurring prior to the effective date of such assignment, and to be subject to the obligations set forth in Section 10.08 and 10.15). Upon request, and the surrender by the assigning Lender of its Note, the Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this clause (b) or Section 3.07(b) shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.07(d).

(c)          The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and related interest amounts) and currencies of the Loans, L/C Obligations (specifying the Unreimbursed Amounts), L/C Borrowings and amounts due under Section 2.03 owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Agents and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. In addition, the Administrative Agent shall maintain on the Register information regarding the designation, and revocation of designation, of any Lender as a Defaulting Lender. The Register shall be available for inspection by the Borrower, any Agent and any Lender (solely with respect to such Lender’s own interests only), at any reasonable time and from time to time upon reasonable prior notice.

(d)          Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person), the Borrower, any Affiliate of the Borrower or a Person that the Administrative Agent has identified in a notice to the Lenders as a Defaulting Lender or to any Disqualified Institution (solely to the extent the list thereof has been made available to all Lenders)) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans (including such Lender’s participations in L/C Obligations and/or Swingline Loans) owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Borrower, the Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and (iv) for the avoidance of doubt, the Administrative Agent shall have no oversight or responsibility of any kind for ensuring that the Lenders do not sell participations in violation of the foregoing provisions of this Section 10.07(d). Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in clauses (a), (b), (c), (f) or (g) of the first proviso to Section 10.01 that directly affects such Participant. Subject to Section 10.07(e), the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 (subject to the requirements and the limitations of such Sections and Section 10.16, it being understood that the documentation required under Section 10.16 shall be delivered to the participating Lender) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.07(b).

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(e)          A Participant shall not be entitled to receive (and no Loan Party shall be required to make) any greater payment under Section 3.01, 3.04 or 3.05 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, except to the extent that such entitlement to receive a greater payment results from a change in or in the interpretation of any Law that occurs after the Participant acquired the applicable Participation.

(f)          Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or any central bank having jurisdiction over such Lender; provided that no such pledge or assignment, and no foreclosure or other enforcement action in respect thereof, shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g)          Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower (an “SPC”) the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to fund any Loan, and (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof or, if it fails to do so, to make such payment to the Administrative Agent as is required under Section 2.12(b)(ii). Each party hereto hereby agrees that an SPC shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 (subject to the requirements and the limitations of such Sections and the obligations to provide the forms and certifications pursuant to Section 10.16 as if it were a Lender); provided that neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrower under this Agreement (including under Section 3.01, 3.04 or 3.05). Each party hereto further agrees that (i) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable, and (ii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain the Lender of record hereunder. Other than as expressly provided in this Section 10.07(g), (A) such Granting Lender’s obligations under this Agreement shall remain unchanged, (B) such Granting Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Agents and the other Lenders shall continue to deal solely and directly with such Granting Lender in connection with such Granting Lender’s rights and obligations under this Agreement. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior debt of any SPC, it will not, other than in respect of matters unrelated to this Agreement or the transactions contemplated hereby, institute against, or join any other Person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency, or liquidation proceeding under the laws of the United States or any State thereof. Notwithstanding anything to the contrary contained herein, any SPC may (i) with notice to, but without prior consent of the Borrower and the Administrative Agent and with the payment of a processing fee of $3,500, assign all or any portion of its rights hereunder with respect to any Loan to the Granting Lender and (ii) subject to Section 10.08, disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or Guarantee or credit or liquidity enhancement to such SPC.

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(h)          Notwithstanding anything to the contrary contained herein, any Lender that is a Fund may create a security interest in all or any portion of the Loans owing to it and the Note, if any, held by it to the trustee for holders of obligations owed, or securities issued, by such Fund as security for such obligations or securities; provided that unless and until such trustee actually becomes a Lender in compliance with the other provisions of this Section 10.07, (i) no such pledge shall release the pledging Lender from any of its obligations under the Loan Documents, and (ii) such trustee shall not be entitled to exercise any of the rights of a Lender under the Loan Documents even though such trustee may have acquired ownership rights with respect to the pledged interest through foreclosure or otherwise.

(i)           Notwithstanding anything herein to the contrary, no assignment of all or any portion of the Term Loans hereunder shall be permitted to be made to the Borrower or any Affiliate thereof.

(j)           Notwithstanding anything herein to the contrary, (i) any L/C Issuer, upon thirty days’ notice to the Borrower and the Lenders, may resign as L/C Issuer and (ii) any Swingline Lender, upon thirty days’ notice to the Borrower and the Lenders, may resign as Swingline Lender; provided that on or prior to the expiration of such 30-day period with respect to such resignation, the relevant L/C Issuer or Swingline Lender, as the case may be, shall have identified a successor L/C Issuer or Swingline Lender, as the case may be, willing to accept its appointment as successor L/C Issuer or Swingline Lender, as the case may be, and the effectiveness of such resignation shall be conditioned upon such successor assuming the rights and duties of the L/C Issuer or Swingline Lender, as the case may be. In the event of any such resignation as L/C Issuer or Swingline Lender, the Borrower shall be entitled to appoint from among the Lenders a successor L/C Issuer or Swingline Lender hereunder; provided, however, that no failure by the Borrower to appoint any such successor shall affect the resignation of the retiring L/C Issuer or Swingline Lender, as the case may be. If any L/C Issuer resigns as L/C Issuer, it shall retain all the rights and obligations of an L/C Issuer hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as L/C Issuer and all L/C Obligations with respect thereto (including the right to require the Lenders to make Base Rate Loans or fund risk participations in Unreimbursed Amounts pursuant to Section 2.03(c)). If the Swingline Lender resigns as Swingline Lender, it shall retain all the rights of the Swingline Lender provided for hereunder with respect to Swingline Loans made by it and outstanding as of the effective date of such resignation (including the right to require the Lenders to make Base Rate Loans or fund risk participations in outstanding Swingline Loans pursuant to Section 2.04(c)). Upon the appointment of a successor L/C Issuer and/or Swingline Lender, (A) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer or Swingline Lender, as the case may be, (B) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit issued by the resigning L/C Issuer, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring L/C Issuer to effectively assume the obligations of the retiring L/C Issuer with respect to such Letters of Credit and (C) the successor Swingline Lender shall enter into an Assignment and Assumption and acquire from the retiring Swingline Lender each outstanding Swingline Loan of such retiring Swingline Lender for a purchase price equal to par plus accrued interest.

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(k)          The applicable Lender, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain a register on which it enters the name and address of (i) each SPC (other than any SPC that is treated as a disregarded entity of the Granting Lender for U.S. federal income tax purposes) that has exercised its option pursuant to Section 10.07(g) and (ii) each Participant, and the amount (including stated interest) of each such SPC’s and Participant’s interest in such Lender’s rights and/or obligations under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of the applicable rights and/or obligations of such Lender under this Agreement. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(l)           Notwithstanding anything herein to the contrary, the Administrative Agent shall have no duties or responsibilities for monitoring or enforcing prohibitions on assignment or participations to, or the sharing of information with, (x) Disqualified Institutions or (y) any holding company, investment vehicle or trust for, or owned and operated for the primary benefit if, a natural person, and shall, in each case, have no liability in respect thereof.

Section 10.08         Confidentiality. Each of the Agents and the Lenders agrees to maintain the confidentiality of the Information, except that Information may be disclosed (a) to its directors, officers, employees and agents, including accountants, legal counsel and other advisors and numbering administration and settlement service providers and other Affiliates, on a need to know basis (it being understood that the Persons to whom such disclosure is made by such Lender or Agent will be informed of the confidential nature of such Information and instructed to keep such Information confidential in accordance with the terms of this Section 10.08 and such Agent or Lender will be responsible for their compliance herewith); (b) in any legal, judicial, administrative proceeding or other compulsory process or otherwise as required by applicable Laws or regulations or by any subpoena or similar legal process, in each case based on the advice of counsel (in which case such Agent or Lender, as applicable, agrees (except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory (including any self-regulatory) authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, to inform the Borrower promptly thereof prior to disclosure); (c) to any other party to this Agreement; (d) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder (in which case, Borrower is notified in advance of such disclosure, to the extent permitted by law); (e) subject to an agreement containing provisions substantially the same (or at least as restrictive) as those of this Section 10.08 (or as may otherwise be reasonably acceptable to the Borrower), to any Eligible Assignee of, pledgee or Participant in, or any prospective Eligible Assignee of, pledgee or Participant in, any of its rights or obligations under this Agreement or a Lender’s current or prospective funding sources (provided that (i) a disclosure to a Federal Reserve Bank or any central bank having jurisdiction over such Lender as a pledgee pursuant to Section 10.07(f) shall be made in accordance with customary banking practices in lieu of being subject to such agreement and (ii) no such disclosure shall be made by such Lender or such Agent or any of their respective Affiliates to any such Person that is a Disqualified Institution) or prospective direct or indirect controlled counterparties under Swap Contracts to be entered into in connection with the Loans made hereunder; (f) with the written consent of the Borrower; (g) to the extent such Information becomes publicly available other than as a result of a breach of this Section 10.08; (h) to the extent that such information is received by an Agent or Lender from a third party that is not, to such Agent’s or Lender’s knowledge, subject to contractual or fiduciary contractual obligations owing to any Loan Party; (i) to any state, federal or foreign authority or examiner (including the NAIC or any other similar organization) regulating any Lender or (j) to any rating agency when required by it (it being understood that, prior to any such disclosure, such rating agency shall undertake to preserve the confidentiality of any Information relating to the Loan Parties received by it from such Lender). In addition, the Agents and the Lenders may disclose the existence of this Agreement and information about this Agreement to market data collectors, similar service providers to the lending industry, and service providers to the Agents and the Lenders in connection with the administration and management of this Agreement, the other Loan Documents, the Commitments, and the Credit Extensions. For the purposes of this Section 10.08, “Information” means all information received from or on behalf of any Loan Party or any Subsidiary thereof relating to any Loan Party or any Subsidiary thereof (including any information relating to their respective businesses and operations), other than any such information that is publicly available to any Agent or any Lender prior to such disclosure other than as a result of a breach of this Section 10.08 by such Lender or Agent. Any Person required to maintain the confidentiality of Information as provided in this Section 10.08 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. Notwithstanding any other provision of this Agreement, any other Loan Document or any Assignment and Acceptance, the provisions of this Section 10.08 shall survive with respect to the Administrative Agent, the Arrangers, each other Agent and each Lender until the second anniversary of such Administrative Agent, Arranger, Agent or Lender ceasing to be an Administrative Agent, Arranger, Agent or Lender, respectively. For the avoidance of doubt, in no event shall any disclosure of such information referred to above be made to any Disqualified Institution.

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Each of the Administrative Agent, the Lenders, the Swingline Lender and each L/C Issuer acknowledges that (i) the Information may include material non-public information concerning the Borrower or a Subsidiary thereof, as the case may be, (ii) it has developed compliance procedures regarding the use of material non-public information and (iii) it will handle such material non-public information in accordance with applicable Law, including United States federal and state securities Laws.

Section 10.09         Setoff. In addition to any rights and remedies of the Lenders provided by Law, upon the occurrence and during the continuance of any Event of Default, each Secured Party is authorized at any time and from time to time without prior notice to the Borrower or any other Loan Party, any such notice being waived by the Borrower (on its own behalf and on behalf of each Loan Party) to the fullest extent permitted by Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final), other than deposits in fiduciary accounts as to which a Loan Party is acting as fiduciary for another Person who is not a Loan Party, at any time held by, and other Indebtedness at any time owing by, such Lender to or for the credit or the account of the respective Loan Parties against any and all Obligations owing to such Secured Party hereunder or under any other Loan Document, now or hereafter existing, irrespective of whether or not such Agent or such Lender shall have made demand under this Agreement or any other Loan Document and although such Obligations may be contingent or unmatured or denominated in a currency different from that of the applicable deposit or Indebtedness; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.19 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. Each Secured Party agrees promptly to notify the Borrower and the Administrative Agent after any such set-off and application made by such Secured Party; provided, however, that the failure to give such notice shall not affect the validity of such setoff and application. The rights of the Administrative Agent and each Secured Party under this Section 10.09 are in addition to other rights and remedies (including other rights of setoff) that the Administrative Agent and such Secured Party may have.

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Section 10.10        [Reserved].

Section 10.11       Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If any Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by an Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

Section 10.12       Counterparts. This Agreement and each other Loan Document may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this Agreement and each other Loan Document shall be effective as delivery of an original executed counterpart of this Agreement and such other Loan Document. The Agents may also require that any such documents and signatures delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature delivered by fax or other electronic transmission.

Section 10.13       Integration; Effectiveness. This Agreement and the other Loan Documents, together with the provisions of any other written agreement between the Borrower and the Arrangers or the other Agents and/or their respective Affiliates in respect of one or more of the Facilities that by the terms of such documentation survive the termination or expiration thereof and/or the execution and delivery of the Loan Documents, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. It is expressly agreed and confirmed by the parties hereto that the provisions of the Fee Letter shall survive the execution and delivery of this Agreement, the occurrence of the Closing Date, and shall continue in effect thereafter in accordance with their terms. In the event of any conflict between the provisions of this Agreement and those of any other Loan Document, the provisions of this Agreement shall control; provided that the inclusion of supplemental rights or remedies in favor of the Agents or the Lenders in any other Loan Document shall not be deemed a conflict with this Agreement. Each Loan Document was drafted with the joint participation of the respective parties thereto and shall be construed neither against nor in favor of any party, but rather in accordance with the fair meaning thereof. Without limiting Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto.

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Section 10.14         Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by each Agent and each Lender, regardless of any investigation made by any Agent or any Lender or on their behalf and notwithstanding that any Agent or any Lender may have had notice or knowledge of any Default at the time of any Credit Extension, and shall continue in full force and effect as long as any Loan or any other Obligation (other than contingent indemnification or other obligations as to which no claim has been asserted and obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements) hereunder shall remain unpaid or unsatisfied or any Letter of Credit shall remain outstanding (other than Letters of Credit which have been Cash Collateralized).

Section 10.15         Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Without limiting the foregoing provisions of this Section 10.15, if and to the extent that the enforceability of any provisions in this Agreement relating to Defaulting Lenders shall be limited by Debtor Relief Laws, then such provisions shall be deemed to be in effect only to the extent not so limited.

Section 10.16         Tax Forms.

(a)          Each Lender and Agent shall deliver to the Borrower and the Administrative Agent, when reasonably requested by the Borrower or the Administrative Agent, such properly completed executed documentation and information as will permit payments hereunder to be made without withholding, or as will permit the Borrower and the Administrative Agent to determine the applicable rate of withholding and whether such Lender or Agent is subject to information reporting. The completion, execution and submission of such documentation (other than such documentation set forth in Section 10.16(b) and (c) below) shall not be required if in the Lender’s reasonable and good faith judgment, such completion, execution or submission would subject such Lender to any material unreimbursed costs or expenses or would materially prejudice the legal or commercial position of such Lender.

(b)          (i) Without limiting the generality of the foregoing, subject to Section 10.16(b)(ii), each Lender and Agent that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code (or a disregarded Subsidiary thereof) (each, a “Foreign Lender”) shall deliver to the Borrower and the Administrative Agent, on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement and from time to time thereafter whichever of the following is applicable, two duly signed, properly completed, copies of (x) either IRS Form W-8BEN or Form W-8BEN-E, as applicable, or any successor thereto (relating to such Foreign Lender and entitling it to an exemption from, or reduction of, United States withholding tax on all payments to be made to such Foreign Lender by the Borrower or any other Loan Party pursuant to this Agreement or any other Loan Document), (y) IRS Form W-8ECI or any successor thereto (relating to all payments to be made to such Foreign Lender by the Borrower or any other Loan Party pursuant to this Agreement or any other Loan Document) or (z) IRS Form W-8BEN or Form W-8BEN-E, as applicable, or any successor thereto and a certificate that establishes in writing to the Borrower and the Administrative Agent that such Foreign Lender is not (i) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (ii) a “10-percent shareholder” of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (iii) a controlled foreign corporation related to any Borrower with the meaning of Section 864(d) of the Code. Thereafter and from time to time upon the reasonable request of the Borrower or the Administrative Agent, each such Foreign Lender shall promptly submit to the Borrower and the Administrative Agent such additional duly completed and signed copies of one or more of such forms and/or certificates (or such successor forms or certificates as shall be adopted from time to time by the relevant Governmental Authority or such other evidence as is satisfactory to the Borrower and the Administrative Agent (in either case, in its sole discretion)) as may then be presented by then current United States laws and regulations to avoid or reduce, United States withholding taxes in respect of all payments to be made to such Foreign Lender by the Borrower or other Loan Party pursuant to this Agreement, or any other Loan Document, in each case, (1) on or before the date that any such form, certificate or other evidence expires or becomes obsolete, (2) after the occurrence of any event requiring a change in the most recent form, certificate or other evidence previously delivered by it to the Borrower and the Administrative Agent (including, for the avoidance of doubt, due to a designation of a new Lending Office) and (3) from time to time thereafter if reasonably requested by the Borrower or the Administrative Agent.

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(ii)         Each Foreign Lender, to the extent it does not act or ceases to act for its own account with respect to any portion of any sums paid or payable to such Foreign Lender under any of the Loan Documents, shall deliver to the Borrower and the Administrative Agent on the date when such Foreign Lender ceases to act for its own account with respect to any portion, if any, of any such sums paid or payable, and at such other times as prescribed by the last sentence of Section 10.16(a) or as may be necessary in the determination of the Borrower or the Administrative Agent (in either case, in the reasonable exercise of its discretion), two duly signed, properly completed, original copies of IRS Form W-8IMY (or any successor thereto), together with all required supporting documentation, and any other certificate or statement of exemption or reduction required under the Law, to establish that such Foreign Lender is not acting for its own account with respect to a portion of any such sums payable to such Foreign Lender.

(iii)        The Administrative Agent and the Borrower may deduct and withhold any Taxes required by any Laws to be deducted and withheld from any payment under any of the Loan Documents.

(c)          Each Lender and Agent that is a “United States person” within the meaning of Section 7701(a)(30) of the Code (or a disregarded Subsidiary thereof) (each, a “U.S. Lender”) shall deliver to the Administrative Agent and the Borrower (or in the case of a Participant or SPC, to the relevant Lender) two duly signed, properly completed, original copies of IRS Form W-9 (or any successor form) on or prior to the Closing Date (or on or prior to the date it becomes a party to this Agreement, including, for the avoidance of doubt, by means of an assignment on the date it becomes a Participant) and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent, certifying that such U.S. Lender is entitled to an exemption from United States backup withholding. If such U.S. Lender fails to deliver such forms, then the Administrative Agent and/or the Borrower may withhold from any payment to such U.S. Lender an amount equivalent to the applicable backup withholding imposed by the Code.

(d)          If any Governmental Authority asserts that the Borrower or the Administrative Agent did not properly withhold or backup withhold, as the case may be, any Tax or other amount from payments made to or for the account of any Foreign Lender or U.S. Lender, such Foreign Lender or U.S. Lender shall indemnify the Administrative Agent for the full amount of Taxes imposed or asserted by such Governmental Authority and any reasonable expenses arising therefrom or with respect thereto (but only to the extent that the Borrower has not already indemnified the Administrative Agent for such Taxes and without limiting the obligation of the Borrower to do so), in each case whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph.

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The obligation of the Foreign Lenders or U.S. Lenders, severally, under this Section 10.16 shall survive the termination of the Aggregate Commitments, repayments of all other Obligations hereunder and the resignation of the Administrative Agent.

Notwithstanding any other provision of this Section 10.16, a Lender shall not be required to deliver any form that such Lender is not legally able to deliver.

Section 10.17         Governing Law; Jurisdiction; Etc.(a)

(a)          GOVERNING LAW. THIS AGREEMENT AND EACH OTHER LOAN DOCUMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b)          SUBMISSION TO JURISDICTION. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS OR ANY LETTER OF CREDIT TO WHICH IT IS A PARTY TO THE EXCLUSIVE GENERAL JURISDICTION OF THE SUPREME COURT OF THE STATE OF NEW YORK FOR THE COUNTY OF NEW YORK (THE “NEW YORK SUPREME COURT”), AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (THE “FEDERAL DISTRICT COURT”, AND TOGETHER WITH THE NEW YORK SUPREME COURT, THE “NEW YORK COURTS”) AND APPELLATE COURTS FROM EITHER OF THEM; PROVIDED THAT NOTHING IN THIS AGREEMENT SHALL BE DEEMED OR OPERATE TO PRECLUDE (I) ANY AGENT FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE OBLIGATIONS (IN WHICH CASE ANY PARTY SHALL BE ENTITLED TO ASSERT ANY CLAIM OR DEFENSE, INCLUDING ANY CLAIM OR DEFENSE THAT THIS SECTION 10.17 WOULD OTHERWISE REQUIRE TO BE ASSERTED IN A LEGAL ACTION OR PROCEEDING IN A NEW YORK COURT), OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF THE ADMINISTRATIVE AGENT OR ANY OTHER AGENT, (II) ANY PARTY FROM BRINGING ANY LEGAL ACTION OR PROCEEDING IN ANY JURISDICTION FOR THE RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT, (III) IF ALL SUCH NEW YORK COURTS DECLINE JURISDICTION OVER ANY PERSON, OR DECLINE (OR, IN THE CASE OF THE FEDERAL DISTRICT COURT, LACK) JURISDICTION OVER ANY SUBJECT MATTER OF SUCH ACTION OR PROCEEDING, A LEGAL ACTION OR PROCEEDING MAY BE BROUGHT WITH RESPECT THERETO IN ANOTHER COURT HAVING JURISDICTION AND (IV) IN THE EVENT A LEGAL ACTION OR PROCEEDING IS BROUGHT AGAINST ANY PARTY HERETO OR INVOLVING ANY OF ITS ASSETS OR PROPERTY IN ANOTHER COURT (WITHOUT ANY COLLUSIVE ASSISTANCE BY SUCH PARTY OR ANY OF ITS SUBSIDIARIES OR AFFILIATES), SUCH PARTY FROM ASSERTING A CLAIM OR DEFENSE (INCLUDING ANY CLAIM OR DEFENSE THAT THIS SECTION 10.17 WOULD OTHERWISE REQUIRE TO BE ASSERTED IN A LEGAL ACTION OR PROCEEDING IN A NEW YORK COURT) IN ANY SUCH ACTION OR PROCEEDING.

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(c)          WAIVER OF VENUE. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN SECTION 10.17(B). EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)          SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

Section 10.18         WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER ANY LOAN DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO ANY LOAN DOCUMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.18 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 10.19         Binding Effect. When this Agreement shall have become effective in accordance with Section 10.13, it shall thereafter be binding upon and inure to the benefit of the Borrower, each Agent and each Lender and their respective successors and permitted assigns; provided that, except as a result of a transaction consummated in accordance with Section 7.04, the Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Administrative Agent and each Lender.

Section 10.20         No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower acknowledges and agrees, and acknowledges and agrees that it has informed its other Affiliates, that: (i)(A) no fiduciary, advisory or agency relationship between any of the Borrower and its Subsidiaries and any Agent or the Arrangers or any of their respective Affiliates is intended to be or has been created in respect of any of the transactions contemplated hereby and by the other Loan Documents, irrespective of whether any Agent or the Arrangers have advised or is advising the Borrower and its Subsidiaries on other matters, (B) the arranging and other services regarding this Agreement provided by the Agents and the Arrangers and their respective Affiliates are arm’s-length commercial transactions between the Borrower and its Subsidiaries, on the one hand, and the Agents, the Arrangers and their respective Affiliates, on the other hand, (C) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (D) the Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each Agent, the Arrangers and their respective Affiliates is and has been acting solely as a principal and, except as may otherwise be expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) neither any Agent nor the Arrangers nor any of their respective Affiliates have any obligation to the Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Agents and the Arrangers and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and neither any Agent nor the Arrangers nor any of their respective Affiliates have any obligation to disclose any of such interests and transactions to the Borrower or any of its Affiliates. To the fullest extent permitted by law, the Borrower hereby waives and releases any claims that it may have against the Agents and the Arrangers and their respective Affiliates with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

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Section 10.21         Affiliate Activities. The Borrower acknowledges that each Agent, the Arrangers and each Lender (and their respective Affiliates) is a full service securities firm engaged, either directly or through affiliates, in various activities, including securities trading, investment banking and financial advisory, investment management, principal investment, hedging, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, any of them may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and/or financial instruments (including bank loans) for their own account and for the accounts of customers and may at any time hold long and short positions in such securities and/or instruments. Such investment and other activities may involve securities and instruments of the Borrower and its Affiliates, as well as of other entities and persons and their Affiliates which may (i) be involved in transactions arising from or relating to the transactions contemplated hereby and by the other Loan Documents, (ii) be customers or competitors of the Borrower and its Affiliates or (iii) have other relationships with the Borrower and its Affiliates. In addition, it may provide investment banking, underwriting and financial advisory services to such other entities and persons. It may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of the Borrower and its Affiliates or such other entities. The transactions contemplated hereby and by the other Loan Documents may have a direct or indirect impact on the investments, securities or instruments referred to in this Section 10.21.

Section 10.22         Electronic Execution of Assignments and Certain Other Documents. The words “execution”, “signed”, “signature” and words of like import in any Assignment and Assumption or in any amendment or other modification hereof (including waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 10.23         Lender Action. Each Lender agrees that it shall not take or institute any actions or proceedings, judicial or otherwise, for any right or remedy against any Loan Party under any of the Loan Documents, the Secured Cash Management Agreements or the Secured Hedge Agreements (including the exercise of any right of setoff, rights on account of any banker’s lien or similar claim or other rights of self-help), or institute any actions or proceedings, or otherwise commence any remedial procedures, with respect to any Collateral or any other property of any such Loan Party, without the prior written consent of the Administrative Agent (which shall not be withheld in contravention of Section 9.04). The provision of this Section 10.23 is for the sole benefit of the Lenders and shall not afford any right to, or constitute a defense available to, any Loan Party.

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Section 10.24         PATRIOT Act. Each Lender that is subject to the PATRIOT Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the PATRIOT Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Loan Party in accordance with the PATRIOT Act. The Borrower shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act.

Section 10.25         Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)          the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)          the effects of any Bail-In Action on any such liability, including, if applicable:

(i)          a reduction in full or in part or cancellation of any such liability;

(ii)         a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)        the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

Section 10.26         Parallel Liability

(a)          For purposes of this Section 10.26, the following terms have the meanings indicated:

(i)          “Corresponding Liabilities” means all present and future liabilities and contractual and non-contractual obligations of a Loan Party under or in connection with this Agreement and the other Loan Documents, but excluding its Parallel Liability.

(ii)         “Parallel Liability” means a Loan Party’s undertaking pursuant to this Section 10.26.

(b)          Each Loan Party irrevocably and unconditionally undertakes to pay to the Administrative Agent an amount equal to the aggregate amount of its Corresponding Liabilities (as these may exist from time to time). The parties hereto agree that each Loan Party's Parallel Liability shall not in any way limit or affect the Corresponding Liability of that Loan Party nor shall the amounts for which each Loan Party is liable under its Parallel Liability be limited or affected in any way by its Corresponding Liability; provided that:

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(i)          a Loan Party’s Parallel Liability is due and payable at the same time as, for the same amount of and in the same currency as its Corresponding Liabilities;

(ii)         a Loan Party’s Parallel Liability is decreased to the extent that its Corresponding Liabilities have been irrevocably paid or discharged and its Corresponding Liabilities are decreased to the extent that its Parallel Liability has been irrevocably paid or discharged;

(iii)        the amount of the Parallel Liability of a Loan Party shall at all times be equal to the aggregate amount of its Corresponding Liability;

(iv)        a Loan Party’s Parallel Liability is independent and separate from, and without prejudice to, its Corresponding Liabilities, and constitutes a single obligation of that Loan Party to the Administrative Agent (even though that Loan Party may owe more than one Corresponding Liability to the Administrative Agent and the Lenders under the Loan Documents) and an independent and separate claim of the Administrative Agent to receive payment of that Parallel Liability (in its capacity as the independent and separate creditor of that Parallel Liability and not as a co-creditor in respect of the Corresponding Liabilities); and

(v)         for purposes of this Section 10.26, the Administrative Agent acts in its own name and not as agent, representative or trustee of the Lenders and accordingly holds neither its claim resulting from a Parallel Liability nor any collateral security securing a Parallel Liability on trust.

Section 10.27         German Security.

(a)          Notwithstanding anything to the contrary contained in this Agreement, with respect to the German Security and the German Security Documents, the terms and provisions of this Section 10.27 shall control and be binding.

(b)          With respect to the German Security and the German Security Documents, the Administrative Agent will:

(i)          hold and administer any German Security which is assigned or otherwise transferred (Sicherungseigentum/Sicherungsabtretung) under a non-accessory security right (nicht akzessorische Sicherheit) to it as trustee (Treuhänder) for the benefit of the Lenders; and

(ii)         administer any German Security which is pledged (Verpfändung) or otherwise transferred to a Lender under an accessory security right (akzessorische Sicherheit) as agent.

(c)          With respect to the German Security and the German Security Documents, each Lender hereby authorizes the Administrative Agent (whether or not by or through employees or agents):

(i)          to exercise such rights, remedies, powers and discretions as are specifically delegated to or conferred upon the Administrative Agent by this Agreement and the German Security Documents together with such powers and discretions as are reasonably incidental thereto;

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(ii)         to take such action on its behalf as may from time to time be authorized under or in accordance with this Agreement and the German Security Documents; and

(iii)        to execute for and on its behalf any and all German Security Documents to which it is a party and to accept as its representative (Stellvertreter) any pledge or other creation of any accessory right made to any such Lender in relation to this Agreement.

(d)          Each Secured Party, the Administrative Agent and the Borrower acknowledge and agree that the Administrative Agent will, to the extent applicable, be exempted from the restrictions of Section 181 of the German Civil Code and may, to that extent, delegate its power (including the release from the restrictions of Section 181 of the German Civil Code) by way of granting a substitute power of attorney.

(e)          The Administrative Agent may take such action (including, without limitation, the exercise of all rights, discretions or powers and the granting of consents or releases or the engagement of a notary for execution of any documents required in notarial form) or, as the case may be, refrain from taking such action under or pursuant to the German Security Documents as the Lenders will specifically direct the Administrative Agent in writing from time to time.

(f)          Unless the Administrative Agent has been so directed by the Lenders, the Administrative Agent will not take any action under the German Security Documents; provided that it may (but is not obligated to) take such action as permitted under the German Security Documents as it reasonably considers necessary or appropriate to protect the interests of the Lenders under the German Security Documents but the Borrowers will not be concerned with whether the Administrative Agent will be acting in accordance with these provisions and will be conclusively entitled to assume that the Administrative Agent has all the necessary right, title and authority to do so.

(g)          Each Lender hereby ratifies (genehmigt) any and all declarations and actions already given, delivered and/or taken on its behalf by the Administrative Agent (or any of its attorneys) under any German Security Document (in particular under that certain German law share pledge agreement of June 29, 2017, deed no.  101/2017 P of notary Dr. Gero Pfeiffer with office in Frankfurt), or otherwise in connection with the perfection of German Security.

Section 10.28         Judgment Currency/Interest Act (Canada).

(a)          If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due to a Lender in any currency (the “Original Currency”) into another currency (the “Other Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, such Lender could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by applicable Law, on the day on which the judgment is paid or satisfied;

(b)          The obligations of the Borrower in respect of any sum due in the Original Currency from it to any Lender under any of the Loan Documents shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by the Lender of any sum adjudged to be so due in the Other Currency, the Lender may, in accordance with normal banking procedures, purchase the Original Currency with such Other Currency. If the amount of the Original Currency so purchased is less than the sum originally due to the Lender in the Original Currency, the Borrower agrees, as a separate obligation and notwithstanding the judgment, to indemnify the Lender, against any loss, and, if the amount of the Original Currency so purchased exceeds the sum originally due to the Lender in the Original Currency, the Lender shall remit such excess to the Borrower; and

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(c)          For purposes of the Interest Act (Canada), whenever any interest or fee under this Agreement is calculated using a rate based on a number of days less than a full year, such rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by the number of days based on which such rate is calculated. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement. The rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

DHX MEDIA LTD., as the Borrower

by	signed “Mark Gosine”
Name: Mark Gosine
Title:Executive Vice President, Legal Affairs, Corporate Secretary and General Counsel

[SIGNATURE PAGE TO CREDIT AGREEMENT]

ROYAL BANK OF CANADA, as Administrative Agent

By	signed “Susan Khokher”
Name: Susan Khokher
Title: Manager, Agency

[SIGNATURE PAGE TO CREDIT AGREEMENT]

ROYAL BANK OF CANADA, as Lender, Swingline Lender and L/C Issuer

By	signed “Alfonse Simone”
Name: Alfonse Simone
Title: Authorized Signatory

[SIGNATURE PAGE TO CREDIT AGREEMENT]

JEFFERIES FINANCE LLC, as a Revolving Credit Lender

By	signed “John Koehler”
Name: John Koehler
Title: Senior Vice President

[SIGNATURE PAGE TO CREDIT AGREEMENT]

THE BANK OF NOVA SCOTIA, as a Revolving Credit Lender

By	signed “Dan Cameron”
Name: Dan Cameron
Title: Director, Commercial Banking

By	signed “May Wong”
Name: May Wong
Title: Director, Credit Solutions Group

[SIGNATURE PAGE TO CREDIT AGREEMENT]